

BEST AVAILABLE COPY

WO KEE HONG (HOLDINGS) LIMITED

10/F, BLOCK A, WO KEE HONG BLDG., 585-609 CASTLE PEAK ROAD, KWAI CHUNG, N.T., HONG KONG.
TELEPHONE: (852) 2869 1190 FACSIMILE: (852) 2521 7198 E-mail: cosec@wokeehong.com.hk

17 May 2005



Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C.20549
United States of America

BY COURIER

RECEIVED
2005 MAY 20 A 11:11
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Attn. : Mr. Frank Zarb, Esq.

SUPPL

Dear Sirs,

Re: Wo Kee Hong (Holdings) Limited
Rule 12g3-2(b) Exemption
File No.82-3990

BEST AVAILABLE COPY

Pursuant to Rule 12g3-2(b)(1)(iii), and on behalf of Wo Kee Hong (Holdings) Limited (the "Company"), enclosed are the documents described on Annex A hereto for your attention.

These documents supplement the information previously provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on 23rd February 1995.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Please do not hesitate to contact the undersigned at (852) 2514 4880 in Hong Kong if you have any questions.

Please acknowledge receipt of this letter and the enclosed materials by date-stamping the enclosed receipt copy of this letter and please return it to Mr Daniel L.Goelzer, Baker & McKenzie, 815 Connecticut Avenue, N.W., Washington D.C.20006-4078, U.S.A.

Thank you for your attention.

PROCESSED
MAY 24 2005
THOMSON FINANCIAL

Yours faithfully,

For and on behalf of
Wo Kee Hong (Holdings) Limited

Phyllis Ng
Company Secretary

Encl.

Attachment to Annex A

File No. 82-3990

RECEIVED

Item no. 2 - Annual Report 2004
- 2004 Final Results Announcements published in The Standard (English Version) and Hong Kong Economic Times (Chinese Version) on 26 April 2005

Item no. 3 - 2004 Interim Report
- 2004 Interim Results Announcements published in The Standard (English Version) and Hong Kong Economic Times (Chinese Version) on 22 September 2004

Item nos. 7 & 8
- Announcement on Discloseable Transaction – Disposal of Investment and Property Holding Companies in The Standard (English Version) and Hong Kong Economic Times (Chinese Version) on 8 September 2004
- Announcement on Discloseable Transaction – Disposal of Land in the People's Republic of China in The Standard (English Version) and Hong Kong Economic Times (Chinese Version) on 13 October 2004
- Announcement on Update on Disposal of Land in the People's Republic of China in The Standard (English Version) and Hong Kong Economic Times (Chinese Version) on 5 January 2005
- Announcement in The Standard (English Version) and Hong Kong Economic Times (Chinese Version) on 21 February 2005
- Announcement on Major Transaction – Proposed Settlement of amount due under Loan Agreement dated 28 June 2002 in The Standard (English Version) and Hong Kong Economic Times (Chinese Version) on 25 February 2005

Item no. 9 - Notice of Board dated 21 September 2004
- Notice of Board dated 21 April 2005

Item no. 12 - Circular for Discloseable Transaction – "Disposal of Investment and Property Holding Companies" dated 28 September 2004
- Circular for Discloseable Transaction – "Disposal of Land in the People's Republic of China" dated 2 November 2004
- Circular for Major Transaction – "Proposed Settlement of amount due under Loan Agreement dated 28 June 2002" dated 18 March 2005
- Circular for Proposed Directors for re-election, General Mandate to Repurchase Securities and General Mandate to issue New Shares and Proposed Amendments to the Bye-Laws dated 29 April 2005
- Form of Proxy for use at the Annual General Meeting to be held on 15 June 2005 (or at any adjournment thereof)

Item no. 14 - Notice of Annual General Meeting dated 29 April 2005

Item no. 26 - Director's/Chief Executive's Notice (Form 3A) dated 6 May 2005 (CML)

Item no. 27 - Board Minutes dated 31 December 2004

File No. 82-3990

Annex A to Letter to the SEC dated
17 May , 2005 of
Wo Kee Hong (Holdings) Limited

The documents checked below are being furnished to the SEC to supplement information provided with respect to the Company's request for exemption under Rule 12g3-2, which exemption was established on February 23, 1995:

DESCRIPTION OF DOCUMENT	CHECK IF ENCLOSED
1. Title: Memorandum and Articles of Association Date: Upon incorporation Entity requiring item: Hong Kong Companies Registry ("the Companies Registry") under the Companies Ordinance of Hong Kong (the "Companies Ordinance").	N/A
2. Title: Annual Report Date: Within four months of the end of the fiscal year and not less than 21 days before Annual General Meeting Entity requiring item: The Stock Exchange of Hong Kong Limited ("HKSE") pursuant to Exchange Listing Agreement.	See attached
3. Title: Half Yearly Report and Preliminary Announcement Date: Within three months of the end of half year period Entity requiring item: HKSE pursuant to Exchange Listing Agreement.	See attached

4. Title: Notification of Changes in Officers (Directors, Secretaries and Auditors)

   Date: Immediately upon change

   Entity requiring item:

   (a) Companies Registry pursuant to the Companies Ordinance; and

   (b) HKSE pursuant to Exchange Listing Agreement. N/A

5. Title: Notification of Changes in Registered Office or Principal Place of Business

   Date: Immediately upon change

   Entity requiring item:

   (a) Companies Registry pursuant to the Companies Ordinance; and

   (b) HKSE pursuant to Exchange Listing Agreement. N/A

6. Title: Notification of Changes in Rights attaching to Securities

   Date: Immediately upon change

   Entity requiring item:

   (a) Companies Registry pursuant to the Companies Ordinance; and

   (b) HKSE pursuant to Exchange Listing Agreement. N/A

7. Title: Notification of Material Events to Keep Market Fully Informed

   Date: As soon as reasonably practicable (as a practical measure, immediately)

   Entity requiring item:

   HKSE pursuant to Exchange Listing Agreement. — See attached

8. Title: Notification of "Notifiable Transactions"

   Date: As soon as possible after terms of transaction have been agreed (as a practical measure, immediately)

   Entity requiring item:

   HKSE pursuant to Exchange Listing Agreement. — See attached

9. Title: Notification of Meetings of Board of Directors at which:

   (i) a dividend is declared; or
   (ii) a recommendation to do so is made; or
   (iii) any announcement relating to profits or losses is to be approved for publication

   Date: At least three business days prior to meeting

   Entity requiring item:

   HKSE pursuant to Exchange Listing Agreement. — See attached

10. Title: Notification of Reasons for Allotment of Shares

    Date: Not later than morning of next business day after allotment letters or documents of title are dispatched

    Entity requiring item:

    HKSE pursuant to Exchange Listing Agreement. — N/A

11. Title: Notification of Repurchases of Company's Shares

    Date: As soon as possible (but no later than 9:30 a.m. on business day following repurchase)

    Entity requiring item:

    HKSE pursuant to Exchange Listing Agreement. N/A

12. Title: All Circulars Sent to Shareholders

    Date: Simultaneously with dispatch to Shareholders

    Entity requiring item:

    HKSE pursuant to Exchange Listing Agreement. See attached

13. Title: Notification of Winding Up Proceedings (or Similar Actions)

    Date: Immediately matter becomes known

    Entity requiring item:

    HKSE pursuant to Exchange Listing Agreement. N/A

14. Title: Notification of Annual General Meetings

    Date: Within 14 or 21 days of meeting

    Entity requiring item:

    HKSE pursuant to Exchange Listing Agreement. See attached

15. Title: Notification of When Shares Held by Public Fall Below Prescribed Percentage (25%)

Date: Immediately Company becomes aware

Entity requiring item:

HKSE pursuant to Exchange Listing Agreement. N/A

16. Title: Filing of Annual Return

Date: 42 days after annual general meeting

Entity requiring item:

Companies Registry pursuant to the Companies Ordinance. N/A

17. Title: Prospectus

Date: As required

Entity requiring item:

(a) Companies Registry pursuant to the Companies Ordinance; and

(b) HKSE pursuant to Exchange Listing Agreement. N/A

18. Title: Notification of All Special Resolutions Passed (i.e., resolutions of members requiring approval of 75% of votes cast at a general meeting)

Date: Within 14 days of meeting

Entity requiring item:

Companies Registry pursuant to the Companies Ordinance. N/A

19. Title: Notification of Board Approvals for:

(i) decision to make or recommend declaration of distribution to security holders;

(ii) decision not to make or recommend declaration of distribution to security holders which would otherwise have been expected;

(iii) preliminary announcements of profits or losses;

(iv) proposed changes to capital structure, including redemption of securities; and

(v) changes to general character of nature of business

Date: Immediately after meeting; however, must be during non-trading hours

Entity requiring item:

HKSE pursuant to Exchange Listing Agreement. N/A

20. Title: Notification of Issue of Securities under Authority of General Mandate (i.e., Placements)

Date: Next business day

Entity requiring item:

HKSE pursuant to Exchange Listing Agreement. N/A

21. Title: Individual substantial shareholder notices

Date: Three calendar days after reportable change in ownership

Entity requiring item:

HKSE pursuant to the Securities and Futures Ordinance. N/A

22. Title: Corporate substantial shareholder notices

    Date: Three calendar days after reportable change in ownership

    Entity requiring item:

    HKSE pursuant to the Securities and Futures Ordinance. N/A

23. Title: Return of Allotment

    Date: Eight weeks after allotment

    Entity requiring item:

    Companies Registry pursuant to the Companies Ordinance. N/A

24. Title: Notice of Dissolution

    Date: Minimum of one month prior to publication in Hong Kong Gazette

    Entity requiring item:

    Companies Registry pursuant to the Companies Ordinance. N/A

25. Title: Notification of all changes regarding the Memorandum and Articles of Association, the Company name, person authorized to accept service, or charges over Hong Kong properties.

    Date: Immediately upon change

    Entity requiring item:

    Companies Registry pursuant to the Companies Ordinance. N/A

26. Other:

Title: Director's / Chief Executive's Notices

Date: Three calendar days after reportable change in ownership

Entity requiring item:

HKSE pursuant to the Securities and Futures Ordinance. See attached

27. Other:

Title: Expiry of Share Options See attached



WO KEE HONG (HOLDINGS) LIMITED

(Incorporated in Bermuda with limited liability)
(Stock Code: 720)

2004 FINAL RESULTS

WO KEE HONG (HOLDINGS) LIMITED is a holding company with major subsidiaries engaged in the import, marketing, *distribution and after-sales service of high quality, brand-name products serving customers in the Asian region and, in particular, the* markets of mainland People's Republic of China ("PRC"), Hong Kong, Macau, Singapore and Malaysia. The products include principally air-conditioning; domestic appliances; audio-visual electrical items including car audio; motor vehicles and accessories; and other electronic products.

GROUP FINANCIAL HIGHLIGHTS	2004 *HK$m* (audited)	2003 *HK$m* (audited)
Results		
Turnover	618.6	553.2
Profit/(Loss) from operations	2.1	(49.4)
Profit/(Loss) attributable to shareholders	1.7	(84.8)
Balance Sheet		
Shareholders' fund	263.3	261.9
Net current assets	28.1	51.1
Net Debt and Gearing		
Excluding long-term loan advanced from a supplier	18.2	73.9
% to shareholders' funds	6.9%	28.2%
Total debt	148.5	204.0
% to shareholders' funds	56.4%	77.9%
Net assets per share	11.9 cents	11.8 cents

RESULTS

The Directors of Wo Kee Hong (Holdings) Limited (the "Company") announce that the audited consolidated results of the Company *and its subsidiaries (together the "Group") for the year ended December 31, 2004 were as follows:*

	Notes	2004 *HK$'000*	2003 *HK$'000*
Turnover	*2 & 3*	618.618	553,232
Cost of sales		(487,512)	(432,584)
Gross profit		131,106	120,648
Other operating income		6,788	13,382
Investment income		–	593
Distribution costs		(55,850)	(58,437)
Administrative expenses		*(80,548)*	*(96,903)*
Loss on disposal of investment properties		–	(8,526)
Loss on disposal of properties held for sale		–	(1,223)
Net deficit on revaluation of investment properties		(1,594)	–
Reverse of write-down/(Write-down) of properties held for sale to net realisable value		2,207	(18,911)
Profit/(Loss) from operations	*4*	*2,109*	*(49,377)*
Finance costs	*5*	(7,902)	(10,309)
Net loss on disposal or liquidation of subsidiaries		(1,745)	(726)
Restructuring costs	*6*	(1,320)	-
Share of results of associates		(19,743)	(22,220)
Loss before tax		(28,601)	(82,632)
Income tax credit/(expense)	*7*	29,502	(2,699)
Profit/(Loss) after tax		901	(85,331)
Minority interests		821	579
Profit/(Loss) attributable to shareholders		1,722	(84,752)
Earnings/(Loss) per share – Basic	*8*	0.08 cents	(6.35) cents

Notes.

1. **Potential impact arising from the recently issued accounting standards**

   The Hong Kong Institute of Certified Public Accountants has issued a number of new and revised Hong Kong Financial Reporting Standards and Hong Kong Accounting Standards ("new HKFRSs") which are effective for accounting periods beginning on or after January 1, 2005.

   The Group has not early adopted these new HKFRSs in the financial statements for the year ended December 31, 2004. The Group has already commenced an assessment of the impact of these new HKFRSs but is not yet in a position to state whether these new HKFRSs would have a significant impact on its results of operations and financial position.

2. **Turnover**

	2004 *HK$'000*	2003 *HK$'000*
Sales of goods to customers, less returns and discounts	576,232	513,102
Maintenance service income	42,386	40,130
	618,618	553,232

3. **Business and geographical segments**

   Business segments

   For management purposes, the Group is currently organised into five operating divisions: air-conditioning products, audio-visual and other electrical products, cars and car accessories, direct marketing and property investment. These divisions are the basis on which the Group reports its primary segment information.

   Principal activities are as follows:

Air-conditioning products	Distribution and installation of air-conditioning products
Audio-visual and other electrical products	Distribution of audio-visual equipment, including car audio, and home appliances
Cars and car accessories	Trading of cars and related accessories and provision of car repairing services
Direct marketing	Retailing of consumer electronic products and home appliances
Property investment	*Rental of investment properties and properties held for sale*

   Segment information about these businesses is presented below.

   2004

	Air-conditioning products *HK$'000*	Audio-visual and other electrical products *HK$'000*	Cars and car accessories *HK$'000*	Direct marketing *HK$'000*	Property investment *HK$'000*	Others *HK$'000*	Eliminations *HK$'000*	Consolidated *HK$'000*
Turnover								
External sales	122,449	137,543	314,590	44,036	-	-	-	618,618
Inter-segment sales	1,096	5,615	-	107	-	-	(6,818)	-
Total turnover	123,545	143,158	314,590	44,143	-	-	(6,818)	618,618

   Inter-segment sales are charged at prevailing market rates.

	Air-conditioning products	Audio-visual and other electrical products	Cars and car accessories	Direct marketing	Property investment	Others	Eliminations	Consolidated
Result								
Segment result	3,931	(490)	10,338	(6,632)	(1,006)	-	692	6,833
Unallocated corporate expenses								(4,724)
Profit from operations								2,109
Finance costs								(7,902)
Net loss on disposal of subsidiaries	-	-	-	-	(1,745)	-	-	(1,745)
Restructuring costs								(1,320)
Share of results of associates	-	(17,483)	(2,260)	-	-	-	-	(19,743)
Loss before tax								(28,601)
Income tax credit								29,502
Profit after tax								901
Minority interests								821
Profit attributable to shareholders								1,722

   2003

	Air-conditioning products *HK$'000*	Audio-visual and other electrical products *HK$'000*	Cars and car accessories *HK$'000*	Direct marketing *HK$'000*	Property investment *HK$'000*	Others *HK$'000*	Eliminations *HK$'000*	Consolidated *HK$'000*
Turnover								
External sales	137,102	121,904	226,195	68,031	-	-	-	553,232
Inter-segment sales	2,115	12,146	-	201	-	-	(14,462)	-
Total turnover	139,217	134,050	226,195	68,232	-	-	(14,462)	553,232

   Inter-segment sales are charged at prevailing market rates.

	Air-conditioning products	Audio-visual and other electrical products	Cars and car accessories	Direct marketing	Property investment	Others	Eliminations	Consolidated
Result								
Segment result	(253)	617	(14,514)	(8,395)	(19,008)	-	(43)	(41,596)
Unallocated investment income								593
Unallocated corporate expenses								(8,374)
Loss from operations								(49,377)
Finance costs								(10,309)
Net loss on disposal or liquidation of subsidiaries	-	-	-	-	(524)	(202)	-	(726)
Share of results of associates	-	(22,220)	-	-	-	-	-	(22,220)
Loss before tax								(82,632)
Income tax expense								(2,699)
Loss after tax								(85,331)
Minority interests								579
Loss attributable to shareholders								(84,752)

   Geographical segments

   The Group's operations are mainly located in Hong Kong, Singapore, Malaysia, The People's Republic of China (other than Hong Kong and Macau) (the "PRC") and Macau. The following table provides an analysis of the Group's turnover by geographical market, irrespective of the origin of the goods/services:

	Turnover by geographical market 2004 *HK$'000*	2003 *HK$'000*	Contribution to operating results 2004 *HK$'000*	2003 *HK$'000*
Hong Kong	449,798	385,951	14,775	(17,907)
Singapore	53,160	56,220	353	358
Malaysia	26,717	21,609	1,392	-1,544
PRC	58,824	44,946	(17,011)	(39,554)
Macau	27,871	36,498	478	115
Others	2,248	8,006	58	466
	618,618	553,232	45	(54,978)
Other operating income			6,788	13,382
Unallocated investment income			–	593
Unallocated corporate expenses			(4,724)	(8,374)
Profit/(Loss) from operations			2,109	(49,377)

4. **Profit/(Loss) from operations**

	2004 *HK$'000*	2003 *HK$'000*
Profit/(Loss) from operations has been arrived at after charging:		
Auditors' remuneration	662	880
Depreciation of:		
Owned assets	6,604	7,891
Assets held under finance leases	169	-
Staff costs, including directors' emoluments	56,958	62,653
Loss on disposal of property, plant and equipment	558	-
Cost of inventories recognised as expenses (included write-down of inventories to net realisable value of HK$624,000 (2003: HK$770,000))	487,512	432,584
Amortisation of goodwill	407	–
and crediting:		
Unrealised holding gain of other investments	1	27
Gain on disposal of property, plant and equipment	–	152
Interest income	43	592

5. **Finance costs**

	2004 *HK$'000*	2003 *HK$'000*
Interest on:		
Bank loans, trust receipts and overdrafts wholly repayable within five years	4,064	4,319
Bank loans wholly repayable after five years	-	813
Other loans wholly repayable within five years	-	1,245
Other loans wholly repayable after five years	3,272	3,254
	7,336	9,631
Finance lease charges	8	5
Bank charges	558	673
	7,902	10,309

6. **Restructuring costs**

   In May 2004 the Group embarked on a corporate-wide saving plan to alleviate the staff costs and other expenses of the Group. Pursuant to the saving plan, employment contracts of certain staff were terminated and the relevant severance payment of HK$1,320,000 was incurred as restructuring costs for the year.

7. **Income tax**

   The (credit)/expense comprises:

	2004 *HK$'000*	2003 *HK$'000*
Current tax:		
Hong Kong Profits Tax	243	330
Overseas income tax	170	226
	413	556
Deferred tax:		
Current year	(29,915)	(815)
Attributable to a change in tax rate	-	2,958
Income tax attributable to the Company and its subsidiaries	(29,502)	2,699
Share of income tax attributable to associates	-	-
	(29,502)	2,699

   Hong Kong Profits Tax is calculated at 17.5% of the estimated assessable profit for the year.

   Overseas taxation is calculated at the rates prevailing in the respective jurisdictions.

8. **Earnings/(Loss) per share**

   The calculation of the basic earnings/(loss) per share is based on the profit attributable to shareholders of HK$1,722,000 (2003: a loss of HK$84,752,000) and on the weighted average number of 2,216,154,331 (2003: 1,334,516,654) ordinary shares in issue during the year.

   No diluted earnings/(loss) per share has been presented because the exercise price of the Company's outstanding share options was higher than the average market price for share for both years.

DIVIDENDS

The Directors do not recommend the payment of a final dividend (2003: nil) for the year ended December 31, 2004. No interim dividend was paid during the year (2003: nil).

MANAGEMENT DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

RESULTS OF OPERATIONS

- **Turnover**

  For the year ended December 31, 2004 total Group turnover soared to a five-year-high of HK$618.6 million, with a sales growth of 11.8% (HK$65.4 million) over last year (HK$553.2 million). This underscored the recovery in aggregate of our business as compared to year 2003 when markets were primarily disrupted by SARS, coupled with the augmentation of First Registration Taxes being introduced in the first quarter of 2003 and caused damage on our motor vehicles business.

  In light of the economic revival in 2004 and the appeal of our products, sales for most businesses, on year-to-year comparison, demonstrated satisfactory enhancement except for air conditioning products and direct marketing, where sales were cut back to the extent of HK$14.7 million (10.7%) and HK$24.0 million (35.3%) respectively with further details and analysis elaborated in the business reviews section to which these segments relate.

- **Gross profit**

  Parallels with the turnover were our gross profit which rose to the summit unmatched in this half decade, showing an uprise by HK$10.5 million (+8.7%) to HK$131.1 million (2003: HK$120.6 million). Despite unrelenting price competition- an unpalatable truth of the consumer market- we strove to deliver record volume of sales while at the same time managed to maintain gross margins at 21.2% with only a slight slip (2003: 21.8%).

  The foregoing overwhelming result witnessed the implementation of the priorities of our Group: focusing more on core business and promising products; rationalizing under-performing business divisions and products; rejuvenating the image and developing the market of self-owned brands. Continuous efforts driven with momentum will be made to achieve these directives.

- **Other revenue, distribution, administration and other operating costs**

  As a consequence of the Group's commitment to exert a tight control on costs, distribution costs and administrative expenses were reduced in absolute number by HK$2.5 million (-4.3%) and HK$16.4 million (-16.9%) respectively as compared to last year. Moreover, from a different perspective, the % to sales in aggregate of these two major operating costs had succeeded in a *cascading downfall to the extent of 6.1% from 28.1% (2003) to 22.0% in the year under review.* Cost saving in such a magnitude was no-nonsense, as starting from the beginning of the year the Group endeavored to lower staff and other costs to the fullest extent possible yet acceptable to maintain the operating capability through enhancement of staff efficiency and streamlining of operations. Particularly in May 2004 we embarked on, inter alia, a corporate-wide saving plan to alleviate staff, distribution, administrative costs as well as other significant expenses via concerted effort based on a pervasive cost-cutting program. To the date of this statement, our board concluded that this program had proved to be successful and we take the perception that, looking ahead, efforts should not be stopped in all these pragmatic cost-saving measures to maintain our competitiveness in the market.

- **Profit from operations**

  Similar to turnover and gross profit, the Board is pleased to announce that our profit from operations was at unprecedented high in recent years with a profit booking of HK$2.1 million (2003: loss of HK$49.4 million). This evidenced the efforts our management made in boosting turnover and reducing operating costs.

  Other operating income of HK$6.8 million (2003: HK$13.4 million) was mainly derived from rental income received from our properties. As the property market is thriving again, we would anticipate a steady growth of this income in the coming years.

  A net profit of HK$0.6 million (2003: loss of HK$18.9 million) was included in profit from operations, representing the results from revaluation of properties. No profit or loss arose from the disposal of properties during 2004 (2003: loss of HK$9.7 million).

  Regrettably the segment of direct marketing had, though sarcastically resulted in a loss less than last year, experienced a disappointing year finalizing with a net loss of HK$6.6 million (2003: HK$8.4 million). Had direct marketing not undergone a downsizing exercise during the second half of 2004, the operating result thereof would have been worse. Going forward, this business would undergo a rationalization exercise and a further curtailment may be necessary.

- **Profit attributable to shareholders**

  The board is pleased to deliver to shareholders a promising profit attributable to shareholders of HK$1.7 million, a marked turnaround of HK$86.5 million as compared to last year (2003: loss of HK$84.8 million).

  Finance costs closed at HK$7.9 million, being HK$2.4 million less than last year (HK$10.3 million). Our cash flow landscape had gradually improved due to net cash generated from normal operations with higher turnover and lower costs; better use of working capital; additional cash realized from disposal of properties.

  In the year under review, HK$1.3 million (2003: nil) was incurred in severance payments made as part of the cost-cutting program to save excessive headcount.

  Share of results of associates mainly reflected the share of loss of our associated company in Jiangmen amounting to HK$17.5 million (2003: HK$22.2 million). The high costs of certain materials during the year hindered the financial performance. Alternative proposals and evaluations were under consideration in order to work out constructive program to improve the status of this joint venture.

  A net credit of income tax amounting to HK$29.5 million (2003: net charge of HK$2.7 million) was recognized in the statement which was largely in the nature of deferred tax, as more explicitly explained in the notes to the financial statements.

FINANCIAL CONDITION

The Group continued to be financed by a combination of its equity capital base, cash flow generated from operations, loan advanced from a supplier and bank borrowings. As usual, bank and other liabilities were being met upon their maturities in the normal course of business.

Cash generated from operating activities amounted to HK$63.6 million (2003: cash used in operating activities of HK$28.3 million), representing a significant rebound of cash flow performance. Better use of working capital, for example decrease in inventory (amounted to HK$22.1 million or 34.7% of the cash generated); decrease in properties held for sale (HK$23.2 million or 36.5% of the cash generated); increase in trade and other payables (HK$21.8 million or 34.3% of the cash generated), was an essence in this improved cash position.

The Group had total borrowings at December 31, 2004 amounting to HK$164.4 million (2003: HK$220.1 million). The Group's gearing ratio stood at 50.2% (2003: 55.3%), based on long term liabilities (excluding deferred tax) of HK$132.2 million and shareholders' equity of HK$263.3 million. The current ratio was 1.1 (2003: 1.2), based on current assets of HK$217.6 million and current liabilities of HK$189.5 million.

At December 31, 2004, debtor collections period was 31 days (2003: 27 days) and inventory turnover 64 days (2003: 90 days). The *significantly improved inventory turnover period evidenced the efforts our management made in enhancing the efficiency and* effectiveness of our operations.

It is the Group's management practice to hedge foreign currency transactions with the objective to stabilize the cost via the pegging of the exchange rates with bankers. At December 31, 2004 the total outstanding foreign exchange contracts purchased with banks amounted to HK$14.5 million (2003: HK$9.0 million).

The Group had trading facilities at December 31, 2004 amounting to HK$128.2 million (2003: HK$155.6 million) of which HK$91.8 million was utilized. Certain of the Group's properties, bank deposits and all assets of a subsidiary in an aggregate amount of HK$325.4 million (2003: HK$342.0 million)were pledged at year ended 2004 to secure facilities granted by bankers and a supplier to the Group.

At December 31, 2004, the Group had contingent liabilities of approximately HK$29.2 million arising out of a court case involving a subsidiary of the Company in PRC and approximately HK$1.3 million in respect of proceedings involving a subsidiary in India respectively. The Group had no material contingent liabilities at December 31, 2003.

There was no material capital commitment at both year end.

BUSINESS REVIEWS

- **Air-conditioning products**

  The business consists of marketing and distribution of the range of products from Mitsubishi Heavy Industries of Japan ("MHI") for which the Group holds exclusive distribution rights for Hong Kong, Singapore and Macau (all products) and parts *of the mainland China markets. MHI provides a full range of air-conditioning products both for the packaged commercial* systems and the consumer markets. Similarly, the Group also markets and distributes a wide range of commercial and consumer air-conditioning products supplied under the "LG" brand ("LG Electronics Inc" of Korea). Both are pre-eminent global brands. The Group also provides after-sales service and support to its customers. Also in 2004 the Group supplied a full range of consumer and commercial air-conditioning products under the brand name "GREE-Bodysonic" for the Hong Kong market.

  Total sales to third party customers were HK$122.4 million, a decrease of 10.7% compared with last year.

  Despite intensified price competition, the Group did well to maintain its gross margin level by purchasing mostly in US dollars and gradual switching to lower-cost production centres by manufacturers.

- ***Audio-visual and other electrical products***

  Sales in this business segment increased by 12.8%. The audio-visual business includes the international marketing and distribution of products developed for the Group's own brands of "Rogers" (from the UK) and "Bodysonic" (from Japan). The Group also distributes "Sansui" products in Hong Kong and Macau; "Marantz" and "Mordaunt-Short" products in Singapore and Malaysia. This segment also includes sales of the "LG" branded home electrical appliance products, as well as car audio and electronic products of the famous "Alpine" brand (from Japan) and our own "Rogers" brand.

  The distribution of "LG" home appliances includes refrigerators, washing machines, microwave ovens and dehumidifiers for Hong Kong and Macau. Sales increased 38% over last year and profit margin was maintained at similar level. The Group was successful in promoting a premium product strategy to grow our business towards high-end products and stayed out of price competition. As the costs to maintain this home appliances business is relatively high, the Group will review this segment in 2005 with respect to resources allocation.

  In March 2005, the Group received a notice from LG Electronics Inc., a major supplier of home appliances, informing us that it will terminate the Distributorship Agreement with effect from June 1, 2005. The termination is due to the change of global sales policy of the supplier. We are now negotiating with LG Electronics Inc. on the possible future distribution role of the Group in specific product segments. Since the discussion of such arrangement is in process, the management could only assess the impact of the termination upon conclusion of discussion and inform the shareholders where appropriate.

  It was encouraging to note the strong performance of "Rogers" branded LCD and Plasma TVs. The "Rogers" 30-inch LCD TV was ranked the top seller in the Hong Kong market in December and awarded the Best Buy Prize by magazines in Hong Kong and mainland China.

  The car audio and electronics business of "Alpine" achieved good results in Singapore and Malaysia. Yet this business suffered *a decline in Hong Kong as less demand came from China for imported car audio. We expect improvement in 2005 with* popularisation of car navigation systems and new units that can integrate with MP3 players. Our own "Rogers" brand of car speakers and amplifiers made good growth in sales with an expanded line-up of products.

- **Direct marketing**

  The business is the operation under "Mega Warehouse" branded outlets in the Hong Kong market. Sales to customers in 2004 were 35.3% lower than 2003. The significant drop in sales was mainly due to the closing of seven shops during the year. The decision of closing down the non-performing shops reflected the strategy of the Group to reposition "Mega Warehouse" amid the competitive retail environment.

  Looking to 2005, management believes the competition in retail market will be very strong. It is expected that further stringent *measures will be made to improve the operational efficiency of Mega Warehouse.*

- **Motor vehicle and car accessories distribution**

  Recovering from a bad 2003 (when the car business was disastrously hit by the high increase in First Registration Tax, which was then lowered due to mounting public pressure), 2004 witnessed a strong turnaround of our car distribution business. This was fueled by the introduction of strong new model of both Ferrari and Maserati, including the Ferrari Challenge Stradale, 612 Scaglietti, 575 HGTC, Maserati Quattroporte and GranSport. This resulted in a sharp increase of right-hand-drive car sales of 51%, which was much higher than the 5.2% increase of private car sales in Hong Kong in the year. Increased turnovers were also recorded by workshop service and parts sales. Profit margins were maintained at a stable level despite the surge of the value of Euro.

  2005 is expected to be a record year for our car business. This will be made possible by the tremendously popular Ferrari F430, which has already collected a large number of orders awaiting for deliveries; the 612 Scaglietti and the new models to be launched: Superamerica and F430 Spider.

  Maserati car sales are expected to increase strongly with the excellent sales achieved by Quattroporte and GranSport; the highly acclaimed MC12 and new 2 door models to be launched. We are also looking into the possibility of taking up the *distributorship of a complementary brand of cars, which will benefit from a good economy of scale.*

  The car importation and distribution joint venture in China, Ferrari Maserati Cars International Trading (Shanghai) Co., Ltd., has commenced operations in the last quarter of 2004.

- **Joint-venture manufacturing business**
  (Jin Ling Electrical Company Limited – "JLE")

  This 50%-owned business is engaged in the design and manufacture of washing machines under the "Jinling" brand for sale in the PRC, but also as an Original Equipment Manufacturer ("OEM") for customers in Africa, Latin America, Middle East and South East Asia.

  Sales rose by RMB28.4 million (6.5%) to RMB464.7 million (2003: RMB436.3 million). Gross margins, at 19.02% (2003: 19.48%), were under pressure with increases in raw material costs, though it was lightened to a significant extent by effective cost-cutting measures. Share of loss in JLE amounted to HK$17.5 million (2003: HK$22.2 million), after a write-off in the sum of RMB30.4 million being "technology transfer rights" under intangible assets had been accounted for in the financial statements of JLE.

PERSONNEL

At the end of 2004, the total number of employees of the Group, excluding associates, was 283 (2003: 365), representing a 22.5% reduction in headcount. With the launching of a cost-saving program in May 2004, the Group carefully reviewed the staff required in each business and function. It was considered necessary to reduce the headcount further with redundancies already announced, given closure or consolidation of some unprofitable business units.

SUBSEQUENT EVENT

On February 24, 2005, the Group and Mitsubishi Heavy Industries, Ltd ("MHI") entered into the Deed of Settlement in relation to the settlement of a loan of US$17,039,689 plus interest accrued of US$728,638.27 due from Wo Kee Hong Limited, a wholly owned subsidiary of the Company, to MHI under the loan agreement dated June 28, 2002 by payment of an amount of US$6 million in two equal instalments of US$3 million each payable on or before March 15 and 18, 2005. The Directors are pleased to report that the *settlement has been duly completed. This results in a gain of HK$88.2 million to be included in the Group's interim results of 2005.* Subsequent to the full settlement of the loan, the long-term liabilities of the Group are significantly ease and the total debt and liquidity position of the Group has been improved as a whole.

PROSPECT

The markets of Hong Kong Macau, mainland China, Singapore and Malaysia are expected to enjoy healthy growth in 2005 and provide more business opportunities for our Group.

Strong growth is planned for our car distribution business with the highly successful new models being launched and supported by substantial increase in showroom and workshop space. The car importation and distribution joint venture in China, Ferrari Maserati Cars International Trading (Shanghai) Co., Ltd., is also expected to make good progress during the year, laying a solid foundation for *growth in the coming years to this car market.*

The increase in tourism and local consumption will also boost our consumer electronics business. Major efforts will be made to push our own "Rogers" to become a major quality life style electronics brand in China and other international markets. The air-conditioning business is being refocused to expand into the commercial areas from the domestic sector. The high overheads of the traditional electrical appliance business will be lowered with rationalisation of this business.

The successful completion of the debt settlement with Mitsubishi Heavy Industries Limited will provide a substantial operational profit contribution to the Group and free the Group from long term commitment to look for strategic investment opportunities.

All the above developments are beginning to bring positive results and operational improvements to the Group. Positive cashflow is also planned to be generated both at the operational level and with the disposal of non-core investments. Healthy deployment of assets and good return on investments will be achievable in 2005.

PURCHASE, SALE OR REDEMPTION OF SECURITIES

The Company and its subsidiaries have not repurchased, sold or redeemed any of the Company's securities during the year.

CORPORATE GOVERNANCE

In the opinion of the Directors, the Company has complied with the Code of Best Practice as set out in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (which was in force prior to January 1, 2005) throughout the year ended December 31, 2004 except that the Non-executive Directors of the Company are not appointed for a specific term but are subject to retirement by rotation and re-election at the Company's annual general meeting in accordance with Bye-Law No. 99 of the New Bye-Laws of the Company.

ANNUAL GENERAL MEETING

The Annual General Meeting of the Company will be held on June 15, 2005. For details of the Annual General Meeting, please refer to the Notice of Annual General Meeting, which is expected to be despatched on or about April 29, 2005.

PUBLICATION OF FURTHER INFORMATION

Information required to be disclosed according to Appendix 16 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (which was in force prior to March 31, 2004) will be published on the Stock Exchange's website in due course.

By Order of the Board
Richard Man Fai LEE
Executive Chairman & CEO

Hong Kong, April 25, 2005

As at the date of this announcement, the Board comprises of Mr. Wing Sum LEE, Mr. Richard Man Fai LEE, Mr. Sammy Chi Chung SUEN, Mr. Jeff Man Bun LEE and Mr. Tik Tung WONG, all of whom are Executive Directors, Ms. Kam Har YUE, who is an Non-executive Director, Mr. Boon Seng TANG, Mr. Raymond Cho Min LEE and Mr. Kenji Tak Hing CHAN, all of whom are Independent Non-executive Directors.

Copies of the result announcement can be obtained from the principal office in Hong Kong - Fax No. : (852) 2521-7198. The 2004 Annual Report and Accounts will be sent to shareholders on or about April 29, 2005.

Wo Kee Hong (Holdings) Limited
Principal Office: 10/F, Block A, Wo Kee Hong Building,
585-609 Castle Peak Road, Kwai Chung, N.T.
Fax No.: (852) 2521-7198
Web site : http://www.wokeehong.com.hk

WO KEE HONG (HOLDINGS) LIMITED
和記行(集團)有限公司*

(於百慕達註冊成立之有限公司)
(股份編號：720)

二零零四年度業績

和記行(集團)有限公司為一間控股公司，其主要附屬公司設於亞洲地區，包括中華人民共和國(「中國」)、香港、澳門、新加坡及馬來西亞，為客戶提供優質品牌產品之進口、市場推廣、分銷及售後服務。其主要產品包括空調產品、家用電器、包括汽車音響之影音電器產品、汽車及汽車配件以及其他電子產品。

集團財務摘要

	二零零四年 港幣百萬元 (經審核)	二零零三年 港幣百萬元 (經審核)
業績		
營業額	618.6	553.2
經營盈利／(虧損)	2.1	(49.4)
股東應佔盈利／(虧損)	1.7	(84.8)
資產負債表		
股東資金	263.3	261.9
流動資產淨值	28.1	51.1
負債淨值及負債比率		
不包括一家供應商之長期貸款	18.2	73.9
佔股東資金百分比	6.9%	28.2%
負債總值	148.5	204.0
佔股東資金百分比	56.4%	77.9%
每股資產淨值	11.9仙	11.8仙

業績

和記行(集團)有限公司(「本公司」)董事宣佈本公司及其附屬公司(統稱「本集團」)截至二零零四年十二月三十一日止年度經審核綜合業績如下：

	附註	二零零四年 港幣千元	二零零三年 港幣千元
營業額	2及3	618,618	553,232
銷售成本		(487,512)	(432,584)
毛利		131,106	120,648
其他營業收入		6,788	13,382
投資收益		–	593
分銷費用		(55,850)	(58,437)
行政費用		(80,548)	(96,903)
出售投資物業之虧損		–	(8,526)
出售持作出售物業之虧損		–	(1,223)
重估投資物業之虧絀淨額		(1,594)	–
持作出售物業撥回減值／(減值)至可變現淨值		2,207	(18,911)
經營盈利／(虧損)	4	2,109	(49,377)
財務費用	5	(7,902)	(10,309)
出售附屬公司或附屬公司清盤之虧損淨額		(1,745)	(726)
重組費用	6	(1,320)	–
應佔聯營公司業績		(19,743)	(22,220)
除稅前虧損		(28,601)	(82,632)
所得稅撥回／(開支)	7	29,502	(2,699)
除稅後盈利／(虧損)		901	(85,331)
少數股東權益		821	579
股東應佔盈利／(虧損)		1,722	(84,752)
每股盈利／(虧損)－基本	8	0.08仙	(6.35)仙

附註：

1. **近期頒佈之會計準則之潛在影響**

   香港會計師公會頒佈多項新訂或經修訂之香港財務報告準則及香港會計準則(統稱「新香港財務報告準則」)，由二零零五年一月一日或之後開始之會計期間生效。

   本集團於截至二零零四年十二月三十一日止年度之財務報表並未提早採納此等新香港財務報告準則。本集團已開始評估此等新香港財務報告準則之潛在影響，但目前仍未能釐定此等新香港財務報告準則會否對本集團經營業績及財務狀況造成重大影響。

2. **營業額**

	二零零四年 港幣千元	二零零三年 港幣千元

4. **經營盈利／(虧損)**

	二零零四年 港幣千元	二零零三年 港幣千元
經營盈利／(虧損)已扣除：		
核數師酬金	662	880
折舊：		
自置資產	6,604	7,891
融資租賃資產	169	–
僱員成本，包括董事酬金	56,958	62,653
出售物業、廠房及設備之虧損	558	–
確認為開支之存貨成本(包括存貨減值至可變現淨值港幣624,000元(二零零三年：港幣770,000元))	487,512	432,584
商譽攤銷	407	–
並已計入：		
持有其他投資未變現收益	1	27
出售物業、廠房及設備之收益	–	152
利息收入	48	592

5. **財務費用**

	二零零四年 港幣千元	二零零三年 港幣千元
利息支出於：		
五年內全數償還之銀行貸款、信託收據及透支	4,064	4,319
五年後全數償還之銀行貸款	–	813
五年內全數償還之其他貸款	–	1,245
五年後全數償還之其他貸款	3,272	3,254
	7,336	9,631
融資租賃費用	8	5
銀行費用	558	673
	7,902	10,309

6. **重組費用**

   二零零四年五月，本集團展開一項規體性節約計劃，以減低員工成本及其他開支。根據節約計劃，已終止聘用若干員工，因有關遣散費港幣1,320,000元亦已計入為本年度之重組費用。

7. **所得稅**

	二零零四年 港幣千元	二零零三年 港幣千元
(撥回)／開支包括：		
本年度稅項：		
香港利得稅	243	330
海外所得稅	170	226
	413	556
遞延稅項：		
本年度	(29,915)	(815)
因稅率變動引致	–	2,958
本公司及附屬公司應佔所得稅	(29,502)	2,699
應佔聯營公司所得稅	–	–
	(29,502)	2,699

   香港利得稅乃根據本年度之估計應課稅盈利按17.5%計算。

   海外稅項乃根據各自司法權區之現行稅率計算。

8. **每股盈利／(虧損)**

   每股基本盈利／(虧損)，乃根據股東應佔盈利港幣1,722,000元(二零零三年：虧損港幣84,752,000元)及年內已發行普通股股份之加權平均數2,216,154,331股(二零零三年：1,334,516,654股)計算。

   因未行使之本公司優先認股權之行使價高於兩個年度之股份平均市價，故並未呈列每股攤薄盈利／(虧損)。

股息

董事不建議派付截至二零零四年十二月三十一日止年度之末期股息(二零零三年：無)。本集團於年內並無派付中期股息(二零零三年：無)。

管理層討論及經營業績及財務狀況分析

經營業績

營業額

截至二零零四年十二月三十一日止年度，本集團營業額突破五年來新高達港幣618,600,000元，銷售較去年(港幣553,200,000元)上升11.8%(港幣65,400,000元)。本集團整體業務已從二零零三年因非典型肺炎肆虐及二零零三年首季度增加首次登記稅以致嚴重打擊汽車貿易業務的影響中復甦。

業務回顧

- **空調產品**

此業務包括日本三菱重工株式會社(「三菱重工」)產品之市場推廣及分銷，本集團擁有該等產品在香港、新加坡及澳門(所有產品)以及部份中國大陸市場之獨家代理權。「三菱重工」為商用組合空調系統及家用市場提供全線之空調產品。本集團亦代理及分銷「LG」品牌(韓國「LG Electronics Inc.」)之多類型商用及家用空調產品，「三菱重工」及「LG」均屬全球知名之品牌。本集團亦向客戶提供售後服務及支援。此外，本集團於二零零四年以「格力•先力」品牌在香港市場銷售全線家用及商用空調產品。

銷售予第三者客戶之總金額為港幣122,400,000元，較去年減少10.7%。

儘管價格競爭加劇，本集團仍得以維持其毛利率水平，此乃由於大部份購貨以美元進行，以及製造商逐漸轉往較低成本生產中心所致。

- **影音及其他電器產品**

影音業務之銷路上升12.8%。影音產品業務包括對本集團自身品牌「樂爵士」(英國品牌)及「先力」(日本品牌)之產品進行國際性推廣及分銷。本集團亦在香港及澳門分銷「山水」品牌產品，以及在新加坡及馬來西亞分銷「馬蘭士」及「Mordaunt-Short」品牌產品。此業務亦包括銷售「LG」品牌之家用電器產品，以及知名品牌「阿爾派」(日本品牌)及本集團自身品牌「樂爵士」之汽車音響及電子產品。

在香港及澳門分銷之「LG」家用電器包括冰箱、洗衣機、微波爐及抽濕機。銷售較去年上升38%，毛利率則維持於相若水平。本集團推廣高級產品之策略取得成功，將業務轉移至高檔產品，因而得以避免價格競爭。由於該家用電器業務之成本相對高企，本集團將於二零零五年檢討是項業務分類之資源分配。

於二零零五年三月，本集團接獲家用電器主要供應商LG Electronics Inc.之通告，知會本集團其將終止分銷協議，由二零零五年六月一日起生效。終止源於供應商全球銷售政策之變動所致。本集團現正與LG Electronics Inc.商討本集團於個別產品類別上日後可能擔當之分銷角色。由於有關討論正在進行當中，管理層須待討論完結後方能評估終止之影響，並於適當時候知會股東。

「樂爵士」品牌之液晶體電視及等離子電視表現尤為強勁，值得鼓舞。「樂爵士」旗下之30吋液晶體電視榮登十二月份香港市場銷量冠軍，且獲香港及中國大陸雜誌頒發「Best Buy」獎項。

「阿爾派」之汽車音響及電子業務在新加坡及馬來西亞均取得佳績。然而，該業務於香港卻表現下滑，原因在於中國對入口汽車音響需求下降所致。隨著汽車導航系統及可結合MP3播放機之全新型號日益普及，預期此業務於二零零五年將有所改善。本集團自身品牌「樂爵士」之汽車揚聲器及擴音器銷售增長理想，產品組合亦有所擴展。

- **直接銷售**

此項業務在香港以「買家倉」命名之零售店進行。二零零四年之銷售額較二零零三年下降35.3%。銷售業績急挫主要由於年內七間零售店結業所致。結束表現欠佳之零售店，反映本集團在零售競爭白熱化時把「買家倉」重新定位之策略。

展望二零零五年，管理層相信零售市場之競爭將繼續熾烈。預期對「買家倉」將實施更加嚴厲控制成本措施，藉以改善其營運效率。

- **汽車及汽車配件分銷**

經歷了不景氣之二零零三年(當時汽車業務受到大幅調高之首次登記稅嚴重打擊，後來首次登記稅因備受公眾壓力而調低)後，本集團之汽車分銷業務於二零零四年錄得強力反彈，這可歸因於引入「法拉利」及「瑪莎拉蒂」之全新強勁型號之故，包括「法拉利」Challenge Stradale、612 Scaglietti、575 HGTC、「瑪莎拉蒂」Quattroporte及GranSport。右軚車銷售額因而急升51%，遠高於年內香港之私家車銷售增長率5.2%。汽車服務中心服務及零件銷售營業額亦錄得升幅。儘管歐羅價值飆升，惟毛利率仍維持於穩定水平。

由於備受歡迎之「法拉利」F430尚未推出已接獲大量訂單，加上即將推出之612 Scaglietti及其他新型號Superamerica及F430 Spider，預期本集團之汽車業務於二零零五年將再創新高。

「瑪莎拉蒂」在Quattroporte及GranSport之理想銷情帶動下，加上即將推出備受好評之MC12及嶄新之兩門型號，其汽車銷售預期將錄得強勁升幅。本集團亦正研究取得同類汽車品牌分銷權之可能性，倘落實後將因經營規模擴大而取得經濟效益。

二零零四年第四季，於中國專營汽車入口及分銷之合資公司法拉利瑪莎拉蒂汽車國際貿易(上海)有限公司正式成立。

2. 營業額

	二零零四年 港幣千元	二零零三年 港幣千元
銷售商品予客戶，扣除退貨及折扣	576,232	513,102
投資物業租金收入	42,386	40,130
	618,618	553,232

3. 業務及地區分類

業務分類

就業務管理目的，本集團現時之業務可分為五個經營部份：空調產品、影音設備及其他電器產品、汽車及汽車配件、直銷及物業投資。該等部份為本集團呈報其主要分類資料之基準。

主要業務如下：

空調產品	分銷及安裝空調產品
影音設備及其他電器產品	分銷影音設備（包括汽車音響）及家用電器
汽車及汽車配件	買賣汽車及相關配件及提供汽車維修服務
直銷	零售消費電子產品及家用電器
物業投資	投資物業及持作出售物業之租賃

有關該等業務之分類資料呈列如下：

二零零四年

	空調產品 港幣千元	影音設備及其他電器產品 港幣千元	汽車及汽車配件 港幣千元	直銷 港幣千元	物業投資 港幣千元	其他 港幣千元	抵銷 港幣千元	綜合總額 港幣千元
營業額								
外部銷售收益	122,449	137,543	314,590	44,036	-	-	-	618,618
業務之間銷售收益	1,896	5,615	-	107	-	-	(7,618)	-
營業總額	124,345	143,158	314,590	44,143	-	-	(7,618)	618,618
業務之間銷售收益以當時市場價格入賬。								
業績								
分類業績	3,931	(490)	10,330	(6,632)	(1,006)	-	692	6,833
未分類之公司支出								(4,724)
經營盈利								2,109
財務費用								(7,902)
出售附屬公司之虧損淨額	-	-	-	-	(1,745)	-	-	(1,745)
重組費用								(1,320)
應佔聯營公司業績	-	(17,483)	(2,260)	-	-	-	-	(19,743)
除稅前虧損								(28,601)
所得稅抵免								29,502
除稅後盈利								901
少數股東權益								821
股東應佔盈利								1,722

二零零三年

	空調產品 港幣千元	影音設備及其他電器產品 港幣千元	汽車及汽車配件 港幣千元	直銷 港幣千元	物業投資 港幣千元	其他 港幣千元	抵銷 港幣千元	綜合總額 港幣千元
營業額								
外部銷售收益	137,102	121,904	226,195	68,031	-	-	-	553,232
業務之間銷售收益	2,115	12,146	-	201	-	-	(14,462)	-
營業總額	139,217	134,050	226,195	68,232	-	-	(14,462)	553,232
業務之間銷售收益以當時市場價格入賬。								
業績								
分類業績	(253)	617	(14,514)	(8,395)	(19,008)	-	(43)	(41,596)
未分類之投資收益								593
未分類之公司支出								(8,374)
經營虧損								(49,377)
財務費用								(10,309)
出售附屬公司或附屬公司權益之虧損淨額	-	-	-	-	(524)	(202)	-	(726)
應佔聯營公司業績	-	(22,220)	-	-	-	-	-	(22,220)
除稅前虧損								(82,632)
稅項支出								(2,699)
除稅後虧損								(85,331)
少數股東權益								579
股東應佔虧損								(84,752)

地區分類

本集團之業務主要分佈於香港、新加坡、馬來西亞、中華人民共和國（香港及澳門除外）（「中國」）及澳門。下表按市場地區分析本集團之銷售收益（不論商品／服務之原產地）：

	地區分類之營業額 二零零四年 港幣千元	二零零三年 港幣千元	對經營業績之貢獻 二零零四年 港幣千元	二零零三年 港幣千元
香港	449,798	385,951	14,775	(17,907)
新加坡	53,160	56,220	353	358
馬來西亞	26,717	21,609	1,392	1,544
中國	58,824	44,946	(17,011)	(39,554)
澳門	27,871	36,498	478	115
其他	2,248	8,008	58	466
	618,618	553,232	45	(54,978)
其他營業收入			6,788	13,382
未分類之投資收益			-	593
未分類之公司支出			(4,724)	(8,374)
經營盈利／（虧損）			2,109	(49,377)

售較去年（港幣553,200,000元）上升11.8%（港幣65,400,000元）。本集團整體業務已從二零零三年因非典型肺炎肆虐及二零零三年首季度增加首次登記稅以致嚴重打擊汽車貿易業務的影響中復甦。

鑑於二零零四年經濟復甦，加上本集團產品之吸引力，除空調產品及直銷業務之銷售分別減少港幣14,700,000元（10.7%）及港幣24,000,000元（35.3%）外（詳情請參閱業務回顧一節內有關該等業務分類之內容），大部份業務之銷路均較去年錄得令人滿意之升幅。

毛利

如營業額，本集團之毛利亦飆升港幣10,500,000元（8.7%）至五年來之新高港幣131,100,000元（二零零三年：120,600,000元）。儘管面對消費市場劇烈價格競爭之嚴峻現實，本集團之銷售額仍可再創新高，與此同時，毛利率亦能維持於21.2%，比去年僅輕微下跌（二零零三年：21.8%）。

上述業績令人鼓舞，反映本集團之目標能依次落實：專注發展核心業務及前景樂觀之產品；整頓表現欠佳之業務分部及產品；更新形象及發展自身品牌之市場。本集團將持續努力不懈地為達致這些指標而奮鬥。

其他收入、分銷、行政及其他營運成本

隨著本集團致力嚴格控制成本，分銷費用及行政費用分別較去年同期實際減少港幣2,500,000元（-4.3%）及港幣16,400,000元（-16.9%）。再者，從另一角度看，分銷費用及行政費用這兩項主要經營成本相對總銷售額之百分比，由二零零三年28.1%急跌至回顧年內之22.0%，跌幅達6.1%。此大幅度之成本減省，乃由於本集團自年初起致力透過提升員工效率及精簡業務架構，減低員工成本及其他成本至維持營運之可接受水平。尤其於二零零四年五月，本集團展開（其中包括）一項整體性節約計劃，務求集合力量減低員工、分銷、行政費用以及其他重要開支。截至本報告日期，董事會總結本計劃已取得成效。展望未來，所有實務性之節約成本措施將會持續，以維持本集團在市場之競爭優勢。

經營盈利

董事會欣然宣佈，如營業額及毛利，經營盈利亦創下近年新高，達港幣2,100,000元（二零零三年：虧損港幣49,400,000元），見證了本集團管理層在增加營業額及減低經營成本之努力。

港幣6,800,000元之其他經營收入（二零零三年：港幣13,400,000元）主要來自本集團物業已收取之租金收入。鑑於樓市復甦，本集團預期此項收入於未來數年將穩步上升。

港幣600,000元之重估物業純利獲計入經營盈利內（二零零三年：虧損港幣18,900,000元）。於二零零四年並無出售物業而產生之盈利或虧損（二零零三年：虧損港幣9,700,000元）。

遺憾的是，直銷業務雖然較去年錄得較少虧損，年內業績仍然令人失望，虧損淨額達港幣6,600,000元（二零零三年：港幣8,400,000元）。倘直銷業務在二零零四年下半年沒有縮減，經營業績將會更壞。展望將來，此業務將再精簡，可能有需要進一步縮減規模。

股東應佔盈利

董事會欣然向股東報告，本年度股東應佔盈利港幣1,700,000元，金額較去年顯著上升港幣86,500,000元（二零零三年：虧損港幣84,800,000元）。

財務費用為港幣7,900,000元，較去年減少港幣2,400,000元（二零零三年：港幣10,300,000元）。本集團之現金流量情況逐漸改善，這有賴於一般經營業務因營業額增長及成本減低而產生之現金淨額；善用營運資金；及從出售物業變現額外現金。

於回顧年內，本集團動用港幣1,300,000元（二零零三年：無）遣散費裁減冗員，作為減省成本計劃之一部份。

應佔聯營公司業績主要反映本集團應佔於江門之聯營公司港幣17,500,000元之虧損（二零零三年：港幣22,200,000元）。本年度塑膠物料及薄鋼板之成本急劇上升，削弱財務表現。為改善該聯營公司之狀況，本集團已就不同之建議進行各方評估，以制訂建設性之計劃。

載列於報表內，所得稅之收益淨額港幣29,500,000元（二零零三年：開支淨額港幣2,700,000元）大部份為遞延稅項性質，詳見財務報表題項附註。

財務狀況分析

本集團持續以綜合其股本基礎、經營業務所得之現金流量、一家供應商之貸款及銀行借貸獲取融資。一如既往，本集團，於日常業務下，均能於到期日前清償銀行及其他負債。

經營業務所得之現金為港幣63,600,000元（二零零三年：經營業務所用之現金港幣28,300,000元），反映了現金流量表現之強力反彈。現金狀況得以改善之要素在於更善用營運資金，例如減低存貨（達港幣22,100,000元或佔所得之現金34.7%）；減低持作出售物業（達港幣23,200,000元或佔所得之現金36.5%）；及增加貿易往來及其他應付賬款（達港幣21,800,000元或佔所得之現金34.3%）。

本集團於二零零四年十二月三十一日之總貸款額為港幣164,400,000元（二零零三年：港幣220,100,000元）。根據長期負債（不包括遞延稅項）港幣132,200,000元及股東權益港幣263,300,000元為基數計算，本集團負債比率為50.2%（二零零三年：55.3%）。根據流動資產港幣217,600,000元及流動負債港幣189,500,000元為基數計算，流動比率為1.1（二零零三年：1.2）。

於二零零四年十二月三十一日，應收賬款流轉期為31天（二零零三年：27天），存貨周轉期為64天（二零零三年：90天）。存貨周轉期之顯著改善見證了本集團管理層在提高經營業務效率和效益上之努力。

根據慣常管理方式，對於外匯交易，本集團會透過對沖方式與銀行鎖定匯率以控制成本。於二零零四年十二月三十一日，未到期履約之銀行期匯合約總額為港幣14,500,000元（二零零三年：港幣9,000,000元）。

於二零零四年十二月三十一日，本集團之貿易信貸額為港幣128,200,000元（二零零三年：港幣155,600,000元），當中已動用港幣91,800,000元。本集團已於二零零四年年終抵押若干物業、銀行存款及一間附屬公司之所有資產作為往來銀行及本集團一家供應商授予之信貸之抵押品。

於二零零四年十二月三十一日，本集團之或然負債包括因一宗涉及本公司在中國一間附屬公司之法律訴訟所涉之約港幣29,200,000元，以及有關涉及本公司在印度一間附屬公司之法律訴訟所涉之約港幣1,300,000元。本集團於二零零三年十二月三十一日並無重大或然負債。

於該兩年年終概無重大資本承諾。

二零零四年第四季，於中國專營汽車入口及分銷之合資公司法拉利瑪莎拉蒂汽車國際貿易（上海）有限公司正式成立。

- 合營生產業務
（金羚電器有限公司－「金羚電器」）

這間由本集團擁有50%權益之公司，從事設計及生產以「金羚」作品牌之洗衣機在中國銷售，現時亦作為非洲、拉丁美洲、中東及東南亞客戶之原設備生產商（「OEM」）。

於本年度，銷售額增加人民幣28,400,000元（6.5%）至人民幣464,700,000元（二零零三年：人民幣436,300,000元）。由於原料成本上升，導致毛利率倍添受壓，錄得19.02%（二零零三年：19.48%），儘管升幅已被因有效的節省成本措施大幅抵銷。於撇銷無形資產之「技術轉移權」（人民幣30,400,000元）後，應佔金羚電器虧損達港幣17,500,000元（二零零三年：港幣22,200,000元）已於金羚電器之財務報表內入賬。

員工

於二零零四年年結日，本集團（不包括聯營公司）總員工人數為283人（去年為365人），使總人數下降22.5%。自二零零四年五月推出「節約計劃」後，本集團已審慎檢討各業務及部門所需之員工。隨著一些虧損業務結束或合併，本集團認為根據已公佈之冗餘情況，有需要進一步裁減員工人數。

結算日後事項

於二零零五年二月二十四日，本集團與三菱重工業株式會社（「三菱重工」）就和記電業有限公司（本公司之全資附屬公司）根據二零零二年六月二十八日之貸款協議償還三菱重工一項為數17,039,689美元之貸款連同應計利息728,638.27美元訂立還款契據，償還方式為支付6,000,000美元，並分別須於二零零五年三月十五日及十八日或之前分兩期支付各3,000,000美元。董事欣然報告，還款已正式完成。本集團因而錄得收益港幣88,200,000元，此項收益將歸入本集團二零零五年之中期業績內。於悉數償還貸款後，本集團之長期負債大為減輕，而本集團之債項總額及流動資金狀況整體上已有所改善。

展望

二零零五年，香港、澳門、中國大陸、新加坡及馬來西亞市場預期將出現穩健增長，為本集團締造更多商機。

隨著市場對新款汽車型號反應熱烈，加上陳列室及服務中心大幅增加，本集團之汽車分銷業務勢將出現強勁增長。此外，於中國專營汽車入口及分銷之合營公司—法拉利瑪莎拉蒂汽車國際貿易（上海）有限公司預期年內亦有良好進展，為該合資公司往後數年在此汽車市場上之增長奠下穩固基礎。

旅遊業增長及本地消費力提高，亦促進本集團之消費電子業務。本集團將致力推廣自身品牌「樂爵士」成為中國以至其他國際市場一個主要之優質生活電子品牌。空調業務之重心亦將由家用層面重新轉移並擴展至商用範圍，而傳統電器業務之高昂成本亦將因此業務受整頓而降低。

此外，年內已完成清償對三菱重工株式會社債務，這將為本集團提供重大經營盈利貢獻，同時亦解除其尋找策略性投資機會之長期承擔束縛。

上述發展已開始為本集團帶來正面果效及營運改善。預期經營業務及出售非核心投資將為本集團帶來現金流入，並於二零零五年時擁有更優質之資產及獲取更佳投資回報。

買賣或贖回證券

本公司及其附屬公司於本年度概無購回、出售或贖回任何本公司證券。

公司管治

依董事之意見，在截至二零零四年十二月三十一日止年度內本公司已符合香港聯合交易所有限公司證券上市規則附錄14（於二零零五年一月一日前生效）所載之最佳應用守則之規定，惟本公司非執行董事並無特定任期，但須根據本公司新章程附則99，於本公司股東週年大會上輪值告退及可膺選連任。

股東週年大會

本公司股東週年大會將於二零零五年六月十五日舉行。本公司預期將於或約於二零零五年四月二十九日寄發股東週年大會通告，請屆時參閱。

公佈進一步資料

本公司按聯交所證券上市規則附錄16（於二零零四年三月三十一日前生效）規定須予披露的資料將於稍後在聯交所之網頁上登載。

承董事會命
執行主席兼行政總裁
李文暉

香港，二零零五年四月二十五日

截至本公佈日期，董事會成員包括執行董事李永森先生、李文暉先生、孫志沖先生、李文彬先生及汪淑東先生；及非執行董事余金蘭女士；以及獨立非執行董事陳文生先生、李卓民先生及陳德興先生。

業績公佈之副本可於香港之主要辦事處索取－傳真號碼：(852) 2521-7198。
二零零四年度年報及賬目將於或約於二零零五年四月二十九日向股東寄發。

和記行（集團）有限公司
主要辦事處：新界葵涌青山道585-609號和記行大廈A座十樓
傳真號碼：(852) 2521-7198
網址：http://www.wokeehong.com.hk

* 僅供識別



WO KEE HONG (HOLDINGS) LIMITED
和記行(集團)有限公司*

(於百慕達註冊成立之有限公司)

(股份代號：720)

二零零四年中期業績(未經審核)

和記行(集團)有限公司為一間控股公司，其主要附屬公司設於亞洲地區，包括中國大陸、香港、澳門、新加坡及馬來西亞，為客戶提供優質品牌產品之進口、市場推廣、分銷及售後服務。其主要產品包括空調產品、家居電器產品、包括汽車音響之影音電器產品、汽車及汽車配件及其他電子產品。

業績

和記行(集團)有限公司(「本公司」)之董事宣佈本公司及其附屬公司(「本集團」)截至二零零四年六月三十日止六個月之未經審核綜合業績連同同期之比較數字及選定之說明附註如下：

	附註	未經審核 截至六月三十日止六個月 二零零四年 港幣千元	二零零三年 港幣千元
營業額	2	**278,562**	267,361
銷售成本		**(214,684)**	(209,153)
毛利		**63,878**	58,208
其他經營收入		**3,756**	7,341
投資收益		**43**	534
分銷費用		**(23,727)**	(27,032)
行政費用		**(43,471)**	(44,930)
出售投資物業虧損		**–**	(8,526)
重估持作出售物業之盈餘		**–**	5,000
經營盈利(虧損)	3	**479**	(9,405)
財務費用		**(4,390)**	(5,272)
重組費用		**(1,320)**	–
應佔一家聯營公司業績		**(10,793)**	159
除稅前虧損		**(16,024)**	(14,518)
所得稅	4	**12,780**	(835)
除稅後虧損		**(3,244)**	(15,353)
少數股東權益		**951**	579
股東應佔虧損		**(2,293)**	(14,774)
每股虧損－基本	5	**(0.10仙)**	(1.47仙)

附註：－

1. **主要會計政策**

   此未經審核簡明綜合中期財務報表乃根據香港會計師公會(「香港會計師公會」)頒佈的會計實務準則(「會計實務準則」)第25號「中期財務報告」而編製。

   簡明中期財務報表應與二零零三年全年財務報表一併閱讀。

   本集團採用之會計政策與本集團截至二零零三年十二月三十一日止年度之財務報表所採用者相同。

2. **業務及地區分類**

   營業額指扣除於期內之退貨及貿易折扣後已出售貨品之發票淨值以及維修服務收入。於期內，本集團按業務及地區分類之未經審核收益及業績分析如下：

   業務分類

   截至二零零四年六月三十日止六個月

	空調產品 港幣千元	影音設備及其他電器產品 港幣千元	汽車及汽車配件 港幣千元	直銷 港幣千元	物業投資 港幣千元	抵銷 港幣千元	綜合賬目 港幣千元
營業額							
外部銷售收益	64,824	62,355	121,113	30,270	–	–	278,562
業務之間銷售收益	1,344	3,271	–	105	–	(4,720)	–
營業總額	66,168	65,626	121,113	30,375	–	(4,720)	278,562

業務之間銷售收益以當時市場價格入賬。

	空調產品 港幣千元	影音設備及其他電器產品 港幣千元	汽車及汽車配件 港幣千元	直銷 港幣千元	物業投資 港幣千元	抵銷 港幣千元	綜合賬目 港幣千元
業績							
分類業績	346	(1,226)	6,389	(4,384)	(681)	403	847
未分配之公司支出							(368)

中期股息

董事議決不宜派中期股息(二零零三年：無)。

管理層討論及經營業績及財務狀況分析

業績

二零零四年首六個月，本集團錄得總營業額港幣278,600,000元，較去年同期之港幣267,400,000元上升港幣11,200,000元(+4.2%)。顯然，本集團業務因去年非典型肺炎肆虐及二零零三年三月增加首次登記稅而嚴重打擊汽車貿易業務而受影響，但業務現已復甦。在二零零四年整體經濟復甦之情況下，本集團產品銷路亦同步改善。

毛利較去年同期港幣58,200,000元上升港幣5,700,000元(+9.7%)至港幣63,900,000元。縱使市場價格競爭激烈，本期達致之毛利率22.9%較預算為高，而去年同期則為21.8%。

本集團持續嚴謹控制成本，與去年同期比較，分銷費用減少港幣3,300,000元或12.2%，行政費用減少港幣1,500,000元或3.2%，財務費用則減少港幣900,000元或16.7%。

透過增加員工效率及精簡業務，本集團自年初起致力減低員工成本至可接受水平。尤其於二零零四年五月，本集團開始一項整體性節省計劃，按具成本效益及適時之方針減低各部門之員工成本及其他開支，因此，人手得以減省，而有關遣散費港幣1,300,000元亦已計入為重組費用。預期當節省計劃全面執行後，可節省百分比雙位數字之開支。

本集團於江門之聯營公司持續錄得港幣10,800,000元之虧損。本年度塑膠物料及薄鋼板之成本急劇上升，以致財務表現進一步削弱。本集團已物色新產品及釐定分銷策略以整頓此合資公司，務求達致新階段的增長。

董事會欣然宣佈，本集團於二零零四年首六個月錄得經營盈利港幣500,000元，較去年同期之經營虧損港幣9,400,000元大幅改善港幣9,900,000元。扣除財務費用港幣4,400,000元、重組費用港幣1,300,000元、應佔一家聯營公司虧損港幣10,800,000元、計入遞延稅項回撥港幣12,800,000元及少數股東權益港幣900,000元後，錄得小額之股東應佔虧損港幣2,300,000元，反映出財務表現之盈利能力較去年同期(港幣14,800,000元之虧損)已大幅改善。這大大顯示出本集團可轉虧為盈之趨勢，本集團亦相信最艱難的時期已經過去。

現金流量、流動資金及財務資源

本集團持續以綜合其股本基礎、經營業務所得之現金流量、一家供應商之貸款及銀行借貸獲取融資。一如既往，日常業務中之銀行及其他負債均能於到期日清償。

二零零四年首六個月，經營業務所得之現金為港幣29,200,000元，本集團藉此償還銀行及其他債務及為投資項目提供資金，合共港幣16,400,000元。由此達致現金流入淨額港幣12,800,000元，大為強化本集團之現金狀況，致使二零零四年六月三十日之現金及現金等值項目達港幣14,500,000元。

本集團於二零零四年六月三十日之總貸款為港幣201,100,000元(二零零三年十二月三十一日：港幣220,100,000元)。截至期末，根據長期負債(遞延稅項負債除外)港幣141,600,000元及股東權益港幣259,500,000元為基數計算，本集團負債比率為54.6%。根據流動資產港幣239,300,000元及流動負債港幣194,400,000元為基數計算，流動比率為1.2。

截至二零零四年六月三十日，應收賬款流轉期為25天(二零零三年十二月三十一日：27天)，存貨周轉期為89天(二零零三年十二月三十一日：90天)。此兩項表現指標再次清楚見證財務表現之改善。

根據慣常管理方式，對於波動不定之外匯交易，本集團會透過對沖方式鎖定匯率以穩定成本。截至二零零四年六月三十日，未到期履約之銀行期匯合約總額為港幣14,500,000元。

截至二零零四年六月三十日，本集團之貿易信貸總額為港幣147,800,000元(二零零三年十二月三十一日：港幣155,600,000元)，當中港幣125,200,000元已被動用。本集團於二零零四年六月三十日及二零零三年十二月三十一日均無重大或然負債。

業務回顧

空調產品

此項業務包括推廣及分銷四個主要品牌下之多款系列家用及商用空調產品，該等品牌包括「三菱重工」(日本三菱重工株式會社)；「LG」(韓國LG Electronics Inc.)；及中國製造之「格力－先力」和「格蘭仕」。

首六個月之營業額較去年同期微跌3.1%至港幣64,800,000元(二零零三年：港幣66,900,000元)。香港市場之業務自本年度首季起逐漸改善，主要原因為經

	空調產品 港幣千元	影音設備及其他電器產品 港幣千元	汽車及汽車配件 港幣千元	直銷 港幣千元	物業投資 港幣千元	抵銷 港幣千元	綜合賬目 港幣千元
重組費用							(1,320)
應佔一家聯營公司業績	–	(10,793)	–	–	–	–	(10,793)
除稅前虧損							(16,024)
所得稅							12,780
除稅後虧損							(3,244)
少數股東權益							951
股東應佔虧損							(2,293)

截至二零零三年六月三十日止六個月

	空調產品 港幣千元	影音設備及其他電器產品 港幣千元	汽車及汽車配件 港幣千元	直銷 港幣千元	物業投資 港幣千元	抵銷 港幣千元	綜合賬目 港幣千元
營業額							
外部銷售收益	66,929	55,140	111,435	33,857	–	–	267,361
業務之間銷售收益	981	6,778	–	151	–	(7,910)	–
營業總額	67,910	61,918	111,435	34,008	–	(7,910)	267,361

業務之間銷售收益以當時市場價格入賬。

	空調產品	影音設備及其他電器產品	汽車及汽車配件	直銷	物業投資	抵銷	綜合賬目
業績							
分類業績	(81)	601	(5,103)	(3,572)	(1,037)	–	(9,192)
未分配之公司支出							(213)
經營虧損							(9,405)
財務費用							(5,272)
應佔一家聯營公司業績	–	159	–	–	–	–	159
除稅前虧損							(14,518)
所得稅							(835)
除稅後虧損							(15,353)
少數股東權益							579
股東應佔虧損							(14,774)

地區分類

	地區分類之營業額 截至六月三十日止六個月		對經營業績之貢獻 截至六月三十日止六個月	
	二零零四年 *港幣千元*	二零零三年 *港幣千元*	**二零零四年** *港幣千元*	二零零三年 *港幣千元*
香港	**192,511**	189,313	**(1,917)**	(7,167)
新加坡	**26,431**	25,366	**(143)**	52
馬來西亞	**11,610**	13,555	**519**	680
中國大陸	**31,504**	25,167	**2,393**	(3,252)
澳門	**15,608**	10,282	**(17)**	206
其他	**898**	3,678	**12**	289
	278,562	267,361	**847**	(9,192)
未分配之公司支出			**(368)**	(213)
經營盈利(虧損)			**479**	(9,405)

3. **經營盈利(虧損)**

	截至六月三十日止六個月 **二零零四年** *港幣千元*	二零零三年 *港幣千元*
經營盈利(虧損)已扣除：		
折舊：		
自置資產	**3,629**	3,941
融資租賃資產	**12**	–
商譽攤銷	**136**	–

4. **所得稅**

	截至六月三十日止六個月 **二零零四年** *港幣千元*	二零零三年 *港幣千元*
稅項回撥(支出)包括：		
本期間稅項：		
香港利得稅	–	–
海外所得稅	**96**	(16)
	96	(16)
遞延稅項：		
本期	**12,684**	–
稅率調整	–	(819)
本公司及其附屬公司應佔稅項	**12,780**	(835)

由於兩個期間本集團均無任何應課稅盈利，故無香港利得稅撥備。

海外稅項乃按有關司法權區通用之稅率計算。

5. **每股虧損**

每股基本虧損之計算方法，乃根據股東應佔虧損港幣2,293,000元(二零零三年：港幣14,774,000元)及期內已發行普通股之加權平均數2,216,154,331股普通股(二零零三年：1,001,531,285股普通股)計算。為計算二零零三年每股基本虧損，普通股加權平均數已就二零零三年九月之供股連紅股發行予以調整。

由於本公司之未行使優先認股權之行使價高於兩個期間之股份平均市價，故並無呈列每股攤薄虧損。

6. **比較數字**

若干上期間比較數字已遵照即期所顯示之數字重新分類。

及建築活動放緩。

影音及其他電器產品

此項業務主要包括一系列品牌之產品分銷，包括韓國「LG」電器、日本「阿爾派」汽車音響設備、日本「馬蘭士」高級影音產品，以及兩個本集團自設之品牌：英國「樂爵士」影音產品及日本「先力」影音產品。

由於在香港、新加坡及馬來西亞之主要市場經濟情況有所改善，本年度首六個月之銷售表現令人滿意。此六個月之銷售額較去年同期升13.1%至港幣62,400,000元(二零零三年：港幣55,100,000元)。雖然市場之激烈競爭令毛利率面臨壓力，但下半年之銷售前景仍較樂觀。預期於全新汽車導航系統、嶄新功能之高級電器產品、附最新環迴音響系統之擴音機、大型等離子電視及液晶體電視等新產品推出後，毛利率可得以維持。

直銷

此項業務包括在香港透過以「買家倉」命名之零售店向零售顧客銷售電子及電器產品。

二零零四年首六個月之營業額為港幣30,300,000元，較去年同期港幣33,900,000元下跌港幣3,600,000元(-10.6%)。雖然上半年之整體經濟增長令人鼓舞，但消費者對大型電子及電器產品之需求仍然疲弱，競爭亦持續激烈，因此，表現欠佳之零售店已結業，藉以改善營運效率。為達到對集團作出盈利貢獻之目標，下半年將實施更多措施，以改善營運效率。

汽車及汽車配件

此項業務主要包括「法拉利」及「瑪莎拉蒂」汽車及配件於香港、澳門及中國大陸之入口、分銷及售後服務。

承接去年最後季度之復甦跡象，於二零零四年上半年，香港市場氣氛持續逐步改善。

中國市場於二零零四年首季繼續大幅增長。然而，由於實施了宏觀經濟政策以冷卻中國之過熱經濟，第二季之銷售情況逐漸放緩。

該業務之營業額上升8.7%達港幣121,100,000元，並取得良好的毛利率，已從去年大幅轉虧為盈。

以二零零四年香港現時的良好市場走勢，加上本集團推出之數款新車型號，即於本年度之「法拉利」612 Scaglietti、「法拉利」575 GTC、「瑪莎拉蒂」Quattroporte及「瑪莎拉蒂」Grand Sport，均為此業務提供最佳優勢以於此年度達致盈利。

於回顧期內，本集團與意大利法拉利車廠及中國保利集團旗下的保利科技有限公司組成策略聯盟，於中國大陸成立合資公司(「合資公司」)。此合資公司乃「法拉利」及「瑪莎拉蒂」兩個汽車品牌在中國大陸的獨家進口商，負責經營兩個品牌汽車於國內之進口、市場推廣、經銷商銷售、零件和配套產品供應，及售後技術支援服務。新的合資公司將於下半年度於中國大陸開始運作，預期業務會有穩定的增長。

人力資源

於二零零四年六月三十日，本集團之員工總數(聯營公司僱員除外)進一步減至343人(二零零三年：361人)。本集團深知員工之重要性，亦極為慶幸能保留一群忠心耿耿、經驗豐富及盡責的核心員工。

展望

隨著消費力提高及旅遊業急劇增長，顯示香港經濟正穩步復甦。高級電器產品及跑車銷售不斷大幅上升，預期此勢頭將於下半年持續。透過推出令人雀躍之新款「法拉利」及「瑪莎拉蒂」型號，預期汽車業務將有強勁增長，而高檔市場及創新之電子及電器產品亦日益受到本地顧客及遊客歡迎。新加坡及馬來西亞市場對本集團產品之需求亦有穩定的增幅。本集團於上半年獲得經營盈利，並預期於下半年進一步改善收益及盈利。本集團於中國專營汽車入口及分銷之合營公司－法拉利瑪莎拉蒂汽車國際貿易(上海)有限公司將於本年最後季度開業，預計可為本集團帶來進一步盈利。本集團於中國之合資生產聯營公司－金羚電器有限公司將進一步精簡業務及發展更高利潤之新產品，包括等離子電視、液晶體電視及顯示屏。本集團將可因此等發展而取得更佳業績。本集團預期在經營業務上及出售非核心投資將會締造現金流入，並於年終時應擁有更為優質的資產及大幅改善的投資回報。

證券之購買、出售或贖回

於截至二零零四年六月三十日止六個月，本公司及其附屬公司在期內並無購入、出售或贖回本公司任何證券。

公司管治

本公司各董事概無獲悉任何資料足以合理地顯示本公司於二零零四年六月三十日止六個月不遵守香港聯合交易所有限公司證券上市規則(「上市規則」)附錄14所載之最佳應用守則，惟獨有關第7條指引則除外。按本公司細則所規定，本公司非執行董事之任期於輪值告退後屆滿。

審核委員會

於二零零四年九月一日，陳德興先生獲委任為本公司獨立非執行董事及審核委員會成員。本公司之審核委員會由李卓民先生(主席)、陳文生先生及陳德興先生構成，彼等均為本公司獨立非執行董事。本公司業績乃經由本公司審核委員會審核。

公佈進一步資料

根據上市規則附錄16規定須予披露之所有資料將於適當時候在香港聯合交易所有限公司網站公佈。

承董事會命
執行主席兼行政總裁
李文輝

香港，二零零四年九月二十一日

截至本公佈日期，董事會成員包括執行董事李永森先生、李文輝先生、孫志沖先生、李文彬先生及汪滌東先生；及非執行董事余金霞女士；以及獨立非執行董事陳文生先生、李卓民先生及陳德興先生。

* *僅供識別*

WO KEE HONG (HOLDINGS) LIMITED

(Incorporated in Bermuda with limited liability)
(Stock code: 720)

DISCLOSEABLE TRANSACTION
DISPOSAL OF LAND IN THE PEOPLE'S REPUBLIC OF CHINA

On 11 October 2004, Dongguan Chang Xing, a 92% owned subsidiary of the Company, entered into a Land Use Rights Transfer Agreement with each of Kailey Trading, Lisong Electronics and Fusang Property Management. Pursuant to the Land Use Rights Transfer Agreements, Dongguan Chang Xing disposed of its interests in the Land, as to 10,671.69 sq. m. to Kailey Trading, as to 23,333.31 sq. m. to Lisong Electronics and as to 13,041 sq. m. to Fusang Property Management for a cash consideration of RMB2,208,046.30 (equivalent to approximately HK$2.08 million), RMB4,827,822.83 (equivalent to approximately HK$4.55 million) and RMB2,698,273.00 (equivalent to approximately HK$2.55 million), respectively.

To the best of the Directors' knowledge, information and belief having made all reasonable enquiry, each of Kailey Trading, Lisong Electronics and Fusang Property Management and their respective ultimate beneficial owners is an Independent Third Party.

The Disposal under the Land Use Rights Transfer Agreements is aggregated as if it is one transaction under Rule 14.22 of the Listing Rules and the aggregation of the transactions contemplated under the Land Use Rights Transfer Agreements constitutes a discloseable transaction under Rule 14.08 of the Listing Rules. A circular containing details of the Disposal will be despatched to shareholders of the Company within 21 days after the date of this announcement.

THE DISPOSAL

The Land Use Rights Transfer Agreements

On 11 October 2004, Dongguan Chang Xing, a 92% owned subsidiary of the Company, entered into a Land Use Rights Transfer Agreement with each of Kailey Trading, Lisong Electronics and Fusang Property Management. *Pursuant to the Land Use Rights Transfer Agreements, Dongguan Chang Xing disposed of its interests in the Land,* as to 10,671.69 sq. m. to Kailey Trading, as to 23,333.31 sq. m. to Lisong Electronics and as to 13,041 sq. m. to Fusang Property Management for a cash consideration of RMB2,208,046.30 (equivalent to approximately HK$2.08 million), RMB4,827,822.83 (equivalent to approximately HK$4.55 million) and RMB2,698,273.00 (equivalent to approximately HK$2.55 million), respectively.

The following is a summary of the principal terms of the Land Use Rights Transfer Agreements:

	Land Use Rights Transfer Agreement with Kailey Trading	*Land Use Rights Transfer* Agreement with Lisong Electronics	*Land Use Rights Transfer* Agreement with Fusang Property Management
Date:	11 October 2004	11 October 2004	11 October 2004
Parties:	(1) Dongguan Chang Xing, a 92% owned subsidiary of the Company as the transferor; and (2) Kailey Trading, a company established in the PRC and engaged in the business of trading of construction materials and sundry items and office equipment. To the best of the Directors' knowledge, information and belief and having made all reasonable enquiry, Kailey Trading and its ultimate beneficial owners *are Independent Third* Parties, as the transferee	(1) Dongguan Chang Xing, a 92% owned subsidiary of the Company as the transferor; and (2) Lisong Electronics, a company established in the PRC and engaged in the manufacturing of electronic products. To the best of the *Directors' knowledge,* information and belief and having made all reasonable enquiry, Lisong Electronics and its ultimate beneficial owners are Independent Third Parties, as the *transferee*	(1) Dongguan Chang Xing, a 92% owned subsidiary of the Company as the transferor; and (2) Fusang Property Management, a company established in the PRC and engaged in property development in the PRC. To the best of the Directors' knowledge, information and belief and having made all reasonable enquiry, Fusang Property Management and its ultimate beneficial owners *are Independent Third* Parties, as the transferee
Consideration:	RMB2,208,046.30 (equivalent to approximately HK$2.08 million) payable in the following manner: – as to RMB972,441.88 (equivalent to approximately HK$0.92 million) on the date of the signing of the Land Use Rights Transfer Agreement; – as to RMB411,868.21 (equivalent to approximately HK$0.39 *million) on the early of the* date falling three weeks after the date of the Land Use Rights Transfer Agreement; or the submission of the application for transfer of the title of the land to the State Land Bureau of Dongguan City; – as to RMB411,868.21 (equivalent to approximately HK$0.39 million) on the date of the delivery of the land use right certificate in respect of the land transferred by Dongguan Chang Xing to *Kailey Trading; and* – as to RMB411,868.00 (equivalent to approximately HK$0.39 million) by way of a post dated cheque dated 45 days after the date on which Dongguan Chang Xing delivered the land use rights certificate in respect of the land transferred to Kailey *Trading. On the date of the* delivery of the post dated cheque, Kailey Trading shall also deliver to Dongguan Chang Xing an undertaking that the cheque will be honoured on first presentation. The consideration is agreed upon after arm's length negotiation between the parties taking into account the basis as detailed in the paragraph headed "the Disposal - Reasons for the *Disposal" in this announcement.*	RMB4,827,822.83 (equivalent to approximately HK$4.55 million) payable in the following manner: – as to RMB482,782.00 (equivalent to approximately HK$0.46 million) on the date of the signing of the Land Use Rights Transfer Agreement; – as to RMB1,448,347.42 (equivalent to approximately HK$1.37 *million) on the early of the* date falling three weeks after the date of the Land Use Rights Transfer Agreement; or the submission of the application for transfer of the title of the land to the State Land Bureau of Dongguan City; – as to RMB1,448,347.41 (equivalent to approximately HK$1.37 million) on the date of the delivery of the land use right certificate in respect of the land transferred by Dongguan Chang Xing to *Lisong Electronics; and* – as to RMB1,448,346.00 (equivalent to approximately HK$1.37 million) by way of a post dated cheque dated 45 days after the date on which Dongguan Chang Xing delivered the land use rights certificate in respect of the land transferred to Lisong *Electronics. On the date of* the delivery of the post dated cheque, Lisong Electronics shall also deliver to Dongguan Chang Xing an undertaking that the cheque will be honoured on first presentation. The consideration is agreed upon after arm's length negotiation between the parties taking into account the basis as detailed in the paragraph headed "the *Disposal - Reasons for the* Disposal" in this announcement.	RMB2,698,273.00 (equivalent to approximately HK$2.55 million) payable in the following manner: – as to RMB1,927,414.96 (equivalent to approximately HK$1.81 million) on the date of the signing of the Land Use Rights Transfer Agreement; and – as to RMB770,858.04 (equivalent to *approximately HK$0.73* million) on the early of the date falling three weeks after the date of the Land Use Rights Transfer Agreement; or the submission of the application for transfer of the title of the land to the State Land Bureau of Dongguan City. The consideration is agreed upon after arm's length negotiation between the parties taking into *account the basis as detailed in* the paragraph headed "the Disposal - Reasons for the Disposal" in this announcement.
Area transferred:	An area of 10,671.69 sq. m. of the Land.	An area of 23,333.31 sq. m. of the Land.	An area of 13,041 sq. m. of the Land.
Title to the Land:	The application to the State Land Bureau for transfer of the title of the land will be made by the parties within 3 weeks from the date of the Land Use Rights *Transfer Agreement.* The original of the title document relating to the land use rights will be retained by Dongguan Chang Xing until the transfer of title is approved by the State Land Bureau of Dongguan City and *Dongguan Chang Xing has* received the consideration in full.	The application to the State Land Bureau for transfer of the title of the land will be made by the parties within 3 weeks from the date of the Land Use Rights Transfer Agreement. The original of the title document relating to the land use rights will be retained by Dongguan Chang Xing until the transfer of title is approved by the State Land Bureau of Dongguan City and *Dongguan Chang Xing has* received the consideration in full.	The application to the State Land Bureau for transfer of the title of the land will be made by the parties within 3 weeks from the date of the Land Use Rights Transfer Agreement. The original of the title document relating to the land use rights will be retained by Dongguan Chang Xing until the transfer of title is approved by the State Land Bureau of Dongguan City and *Dongguan Chang Xing has* received the consideration in full.
Default:	The party in default of the Land *Use Rights Transfer Agreement* shall pay a penalty representing 10% of the consideration to the non-defaulting party. In the event, the title to the land cannot be transferred for reasons beyond the control of either parties, Dongguan Chang Xing	The party in default of the Land *Use Rights Transfer Agreement* shall pay a penalty representing 10% of the consideration to the non-defaulting party. In the event, the title to the land cannot be transferred for reasons beyond the control of either parties, Dongguan Chang Xing	The party in default of the Land *Use Rights Transfer Agreement* shall pay a penalty representing 10% of the consideration to the non-defaulting party. In the event, the title to the land cannot be transferred for reasons beyond the control of either parties, Dongguan Chang Xing shall repay the consideration

Independent Third Party and is interested in 8% of Dongguan Chang Xing. The book value of the Land as at 31 December 2003 was HK$26.00 million. The Land is freely transferable and can be used for industrial/commercial purpose and is currently vacant. The Disposal will result in a book loss of approximately HK$16.82 million for the year ending 31 December 2004.

To the best of the Directors' knowledge, there is no relationship between 東莞茂高企業集團公司(Dongguan Linco Enterprise Group Company*) and each of Kailey Trading, Lisong Electronics and Fusang Property Management.

Reasons for the Disposal

The Group is principally engaged in the import, marketing and distribution of air-conditioning and refrigeration products, audio-visual equipment; car audio and electronic products, motor vehicles and car accessories; and other electronic and electrical products.

The Land was originally acquired by the Group for developing into a trading place for cars and car accessories, servicing and maintenance of cars by leasing portions of the Land to various tenants. However, with the recent growth of the automobile market in China, particularly the increase in import of premium passenger cars and that the Group and its associated company is the sole distributor of the premier "Ferrari" and "Maserati" cars in Hong Kong, Macau and mainland China, the Company considered it more appropriate to focus its resources to develop the China market to become the biggest market in Asia for "Ferrari" and "Maserati" cars. To explore the market opportunities, the Group has entered into a strategic alliance with Ferrari S.p.A. and Poly Technologies, Inc. to set up an equity joint venture company in the PRC in March 2004, which the Group has a 30% equity interest. In the circumstances, the Company does not intend to allocate any resources to develop the Land as originally planned and the Land has been left vacant since acquisition.

Under the Regulation, land which development work has not been commenced within one year from the date of the land use right transfer contract or the grant of the approval for construction, will be regarded as vacant land. A monthly fee will be imposed on such land at the rate of RMB3 for each sq. m. for industrial land and RMB5 for each sq. m. for property development land. In addition, the Land Bureau of Dongguan City has the right to reclaim the land use rights from the holder of land use rights of the vacant land with compensation. In accordance with the Regulation, the Group has been issued with a notification in September 2002 and has reported to the relevant authorities of its intention to develop the Land *and hence the Land should not be classified as vacant land for the purpose of the Regulation. Up to the date of the Land Use* Rights Transfer Agreements, Dongguan Chang Xing has not received any further notification from the authorities in relation to the classification of the Land as vacant land. In light of the decision not to proceed with development of the Land as explained above and the provisions in the Regulation, the Directors are concerned that the Land may eventually be classified as a vacant land by the authorities under the Regulation. Hence, the Directors are of the view that the Land should be disposed of as soon as possible to avoid any penalty being imposed or the Land being reclaimed by the authorities.

As stated in the annual report of the Company for the year ended 31 December 2003, it is the strategy of the Group to allocate its key resources to key growth areas, by among others, disposal of fixed assets and conversion of proceeds into current assets to increase the productivity of other assets. Accordingly, the Disposal is in line with this strategy of the Group. The gross proceeds from the Disposal will be the amount of RMB9,734,142.13 (equivalent to approximately HK$9.18 million) and the whole of the net proceeds in the amount of approximately HK$8.68 million will be used as working capital of the Group.

According to the Notice on Trading of Land Use Rights (土地使用權掛牌交易公告) issued by Dongguan City Land Exchange Centre (東莞市土地交易中心), a government body, the average selling price of land in the Dongguan area as listed is between RMB146 to RMB230 each sq. m.. Under the Land Use Rights Transfer Agreements, the Land with a total area of 47,046 sq. m. was disposed of for an aggregate consideration of *RMB9,734,142.13 (equivalent to approximately HK$9.18 million) at approximately RMB206.91 for each sq.m..* Although the book value of the Land is HK$26.00 million and the aggregate consideration for the Disposal is RMB9,734,142.13 (equivalent to approximately HK$9.18 million) resulting in a book loss of approximately HK$16.82 million, the Directors are of the view that the consideration for the Disposal is fair and reasonable given that the saleable value of the Land has been affected by the provisions in the Regulation, in particular the possibility that the Land may be classified as vacant land by the authorities, and that the consideration for each sq. m. of the Land is in line with the range of selling price for land in the Dongguan area as quoted by the Dongguan City Land Exchange Centre (東莞市土地交易中心).

Taking into account the abovementioned factors, the Directors are of the view the terms of the Disposal are fair and reasonable and in the interests of the shareholders of the Company as a whole.

GENERAL

The Disposal under the Land Use Rights Transfer Agreements is aggregated as if it is one transaction under Rule 14.22 of the Listing Rules and the aggregation of the transactions contemplated under the Land Use Rights Transfer Agreements constitutes a discloseable transaction under Rule 14.08 of the Listing Rules. A circular containing details of the Disposal will be despatched to shareholders of the Company within 21 days after the date of this announcement.

DEFINITIONS

In this announcement, unless otherwise defined, terms used herein shall have the following meanings:

"Board"	the board of Directors;
"Company"	WO KEE HONG (HOLDINGS) LIMITED, an exempted company incorporated in Bermuda with limited liability, whose shares are listed on the Stock Exchange;
"Directors"	the directors of the Company;
"Disposal"	the disposal of the interest in the Land by Dongguan Chang Xing to each of Kailey Trading, Lisong Electronics and Fusang Property Management pursuant to the Land Use Rights Transfer Agreements;
"Dongguan Chang Xing"	東莞長興制冷設備有限公司 (Dongguan Chang Xing Refrigeration Equipment Co., Ltd.*), sino-foreign joint venture established in the PRC in which the Company has a 92% interest in its equity capital. The remaining 8% interest is held by東莞市二輕工業集團公司 (Dongguan Second Light Industrial *Group Corporation*), an Independent Third Party and a state-owned enterprise* established in the PRC;
"Fusang Property Management"	東莞市富生物業管理有限公司 (Fusang Property Management Co., Ltd.*), an *Independent Third Party;*
"Group"	the Company and its subsidiaries; and members of the Group shall be construed accordingly;
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong;
"Hong Kong"	The Hong Kong Special Administrative Region of the PRC;
"Kailey Trading"	東莞市凱利貿易有限公司 *(Dongguan City Kailey Trading Co., Ltd.*), an* Independent Third Party;
"Independent Third Party"	an independent third party not connected with the directors, chief executives *and substantial shareholders of the Company and its subsidiaries and their* respective associates (as defined in the Listing Rules);
"Land"	the piece of land with an area of 47,046 sq. m and located at Dai Ling Shan, *Lin Ping Management Area, Dongguan, Guangdong Province, the PRC;*
"Land Use Rights Transfer Agreements"	the three land use right transfer agreements all dated 11 October 2004 into entered between Dongguan Chang Xing and each of Kailey Trading, Lisong Electronics and Fusang Property Management, particulars of which are set out in the paragraph headed "The Disposal - the Land Use Rights Transfer Agreements" in this announcement, and each a "Land Use Rights Transfer Agreement";
"Lisong Electronics"	東莞市力桑電子有限公司 (Lisong Electronics Co., Ltd.*), an Independent Third Party;
"Listing Rules"	The Rules Governing the Listing of Securities on the Stock Exchange;
"PRC" or "China"	The People's Republic of China, which for the sole purpose of this announcement excludes Hong Kong, Macau and Taiwan;
"Regulations"	東莞市閑置土地處理辦法(Regulation for Treatment of Vacant Land in Dongguan City) issued by the Dongguan City People's Government on 23 October 1999;
"RMB"	Reminbi, the lawful currency of the PRC;

香港聯合交易所有限公司對本公佈之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本公佈全部或任何部份內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。

经济日报
13/10/200
(Wed)
A49



WO KEE HONG (HOLDINGS) LIMITED
和記行（集團）有限公司*

(於百慕達註冊成立之有限公司)

(股份編號：720)

須予披露交易
出售位於中華人民共和國之土地

於二零零四年十月十一日，本公司擁有92%權益之附屬公司東莞長興與凱利貿易、力桑電子及富生物業管理各自簽訂土地使用權轉讓協議，根據協議，東莞長興分別向凱利貿易、力桑電子及富生物業管理出售10,671.69平方米、23,333.31平方米及13,041平方米之土地權益，現金代價分別為人民幣2,208,046.30元（相當於約2,080,000港元）、人民幣4,827,822.83元（相當於約4,550,000港元）及人民幣2,698,273.00元（相當於約2,550,000港元）。

董事作出所有合理查詢後，就彼等所知、所獲資料及相信，凱利貿易、力桑電子及富生物業管理及彼等各自之最終實益擁有人各自為獨立第三方。

根據上市規則第14.22條，土地使用權轉讓協議項下之出售事項將合併視作一項交易。根據上市規則第14.08條，土地使用權轉讓協議項下擬進行之交易合併計算構成須予披露交易。一份載有出售事項詳情之通函將於本公佈日期後21日內寄發予本公司股東。

出售事項

土地使用權轉讓協議

於二零零四年十月十一日，本公司擁有92%權益之附屬公司東莞長興與凱利貿易、力桑電子及富生物業管理各自簽訂土地使用權轉讓協議，根據協議，東莞長興分別向凱利貿易、力桑電子及富生物業管理出售10,671.69平方米、23,333.31平方米及13,041平方米之土地權益，現金代價分別為人民幣2,208,046.30元（相當於約2,080,000港元）、人民幣4,827,822.83元（相當於約4,550,000港元）及人民幣2,698,273.00元（相當於約2,550,000港元）。

以下為土地使用權轉讓協議之主要條款摘要：

	與凱利貿易簽訂之土地使用權轉讓協議	與力桑電子簽訂之土地使用權轉讓協議	與富生物業管理簽訂之土地使用權轉讓協議
日期：	二零零四年十月十一日	二零零四年十月十一日	二零零四年十月十一日
各方：	(1) 本公司擁有92%權益之附屬公司東莞長興（作為轉讓方）；及 (2) 凱利貿易，於中國成立並從事建築材料、日用百貨及辦公用品貿易之公司。董事作出所有合理查詢後，就彼等所知、所獲資料及相信，凱利貿易及其最終實益擁有人為獨立第三方（作為承讓方）。	(1) 本公司擁有92%權益之附屬公司東莞長興（作為轉讓方）；及 (2) 力桑電子，於中國成立並從事生產電子產品之公司。董事作出所有合理查詢後，就彼等所知、所獲資料及相信，力桑電子及其最終實益擁有人為獨立第三方（作為承讓方）。	(1) 本公司擁有92%權益之附屬公司東莞長興（作為轉讓方）；及 (2) 富生物業管理，於中國成立並於中國從事物業發展之公司。董事作出所有合理查詢後，就彼等所知、所獲資料及相信，富生物業管理及其最終實益擁有人為獨立第三方（作為承讓方）。
代價：	人民幣2,208,046.30元（相當於約2,080,000港元），以下列形式支付： — 於簽訂土地使用權轉讓協議當日支付人民幣972,441.88元（相當於約920,000港元）； — 土地使用權轉讓協議日期起計滿三星期當日或向東莞市國土局提交土地業權轉讓申請日期之較早者支付人民幣411,868.21元（相當於約390,000港元）； — 於東莞長興向凱利貿易送交轉讓土地之土地使用權證當日支付人民幣411,868.21元（相當於約390,000港元）；及 — 以期票支付人民幣411,868.00元（相當於約390,000港元），期票之日期為東莞長興就土地轉讓向凱利貿易送交有關土地使用權證日後45日。於送交期票當日，凱利貿易亦應向東莞長興送交承諾書，保證期票能於首次過戶時兌現。 代價為經考慮本公佈中「出售事項－出售事項之原因」一段所詳列之基準後，由雙方以公平原則協商釐訂。	人民幣4,827,822.83元（相當於約4,550,000港元），以下列形式支付： — 於簽訂土地使用權轉讓協議當日支付人民幣482,782.00元（相當於約460,000港元）； — 土地使用權轉讓協議日期起計滿三星期當日或向東莞市國土局提交土地業權轉讓申請日期之較早者支付人民幣1,448,347.42元（相當於約1,370,000港元）； — 於東莞長興向力桑電子送交轉讓土地之土地使用權證當日支付人民幣1,448,347.41元（相當於約1,370,000港元）；及 — 以期票支付人民幣1,448,346.00元（相當於約1,370,000港元），期票之日期為東莞長興就土地轉讓向力桑電子送交有關土地使用權證日後45日。於送交期票當日，力桑電子亦應向東莞長興送交承諾書，保證期票能於首次過戶時兌現。 代價為經考慮本公佈中「出售事項－出售事項之原因」一段所詳列之基準後，由雙方以公平原則協商釐訂。	人民幣2,698,273.00元（相當於約2,550,000港元），以下列形式支付： — 於簽訂土地使用權轉讓協議當日支付人民幣1,927,414.96元（相當於約1,810,000港元）； — 土地使用權轉讓協議日期起計滿三星期當日或向東莞市國土局提交土地業權轉讓申請日期之較早者支付人民幣770,858.04元（相當於約730,000港元）； 代價為經考慮本公佈中「出售事項－出售事項之原因」一段所詳列之基準後，由雙方以公平原則協商釐訂。
轉讓土地面積：	10,671.69平方米之土地	23,333.31平方米之土地	13,041平方米之土地
土地業權：	雙方將於土地使用權轉讓協議日期起計三星期內向國土局申請轉讓土地業權。 有關土地使用權之業權文件正本將由東莞長興保存，直至東莞市國土局批准轉讓業權及東莞長興收取全數代價。	雙方將於土地使用權轉讓協議日期起計三星期內向國土局申請轉讓土地業權。 有關土地使用權之業權文件正本將由東莞長興保存，直至東莞市國土局批准轉讓業權及東莞長興收取全數代價。	雙方將於土地使用權轉讓協議日期起計三星期內向國土局申請轉讓土地業權。 有關土地使用權之業權文件正本將由東莞長興保存，直至東莞市國土局批准轉讓業權及東莞長興收取全數代價。
違約：	就土地使用權轉讓協議違約之一方，應向非違約方繳交代價10%之金額作為罰款。 如因任何一方不能控制之原因令土地業權未能轉讓，東莞長興須於收到凱利貿易之終止土地使用權轉讓協議通知起計5日內，不計利息向凱利貿易退還已收到之代價。	就土地使用權轉讓協議違約之一方，應向非違約方繳交代價10%之金額作為罰款。 如因任何一方不能控制之原因令土地業權未能轉讓，東莞長興須於收到力桑電子之終止土地使用權轉讓協議通知起計5日內，不計利息向力桑電子退還已收到之代價。	就土地使用權轉讓協議違約之一方，應向非違約方繳交代價10%之金額作為罰款。 如因任何一方不能控制之原因令土地業權未能轉讓，東莞長興須於收到富生物業管理之終止土地使用權轉讓協議通知起計5日內，不計利息向富生物業管理退還已收到之代價。

	長興保存，直至東莞市國土局批准轉讓業權及東莞長興收取全數代價。	長興保存，直至東莞市國土局批准轉讓業權及東莞長興收取全數代價。	保存，直至東莞市國土局批准轉讓業權及東莞長興收取全數代價。
違約：	就土地使用權轉讓協議違約之一方，應向非違約方繳交代價10%之金額作為罰款。	就土地使用權轉讓協議違約之一方，應向非違約方繳交代價10%之金額作為罰款。	就土地使用權轉讓協議違約之一方，應向非違約方繳交代價10%之金額作為罰款。
	如因任何一方不能控制之原因令土地業權未能轉讓，東莞長興須於收到凱利貿易之終止土地使用權轉讓協議通知起計5日內，不計利息向凱利貿易退還已收到之代價。	如因任何一方不能控制之原因令土地業權未能轉讓，東莞長興須於收到力桑電子之終止土地使用權轉讓協議通知起計5日內，不計利息向力桑電子退還已收到之代價。	如因任何一方不能控制之原因令土地業權未能轉讓，東莞長興須於收到富生物業管理之終止土地使用權轉讓協議通知起計5日內，不計利息向富生物業管理退還已收到之代價。

土地

土地總面積為47,046平方米，位於中國廣東省東莞塘平管理區大嶺山。東莞長興為該幅土地之土地使用權持有人，使用權至二零四八年八月十八日止，為期50年。該幅土地由本集團於一九九八年從東莞凌高企業集團公司購入，代價為人民幣29,724,000.00元（相當於約28,040,000港元），由雙方按公平協商釐訂，較獨立物業估值師中原測量師行之估值人民幣30,000,000.00元（相當於約28,300,000港元）折讓約0.92%。東莞凌高企業集團公司為獨立第三方，由持有東莞長興8%權益之東莞市二輕工業集團公司（一名獨立第三方）控制。該幅土地之賬面值於二零零三年十二月三十一日為26,000,000港元。該幅土地可自由轉讓，及可作工業或商業用途，目前為空置。於截至二零零四年十二月三十一日止年度，出售事項將出現賬面虧損約16,820,000港元。

就董事所知，凱利貿易、力桑電子及富生物業管理各自與東莞凌高企業集團公司並無關係。

出售事項之原因

本集團主要從事空調及冷凍產品、影音設備、汽車音響及電子產品、汽車及汽車配件，以及其他電子及電器產品之進口、市場推廣及分銷業務。

本集團原本購入該幅土地以透過向若干租戶出租其中部分以發展為汽車及汽車配件之貿易中心、提供汽車服務及維修。但由於最近中國汽車市場迅速發展，特別是高檔次客車進口增加，而本集團及其聯營公司為香港、澳門及中國大陸「法拉利」及「瑪莎拉蒂」名貴汽車之獨家分銷商，因此本公司認為應集中其資源發展中國市場，令其成為「法拉利」及「瑪莎拉蒂」汽車於亞洲之最大市場。為拓展市場機遇，本集團於二零零四年三月與法拉利車廠及保利科技有限公司組成策略聯盟以成立一間中國合資企業，本集團於該合資企業擁有30%股本權益。在此情況下，本公司無意按原來計劃分配任何資源發展該幅土地，該幅土地自收購後一直空置。

根據處理辦法，在土地使用權轉讓合約日期或獲授批准用地文件日期起計一年內，如土地之發展工程尚未展開，該土地則會被視作閑置土地，並須就閑置土地繳交月費，如屬工業用地，每平方米須繳交人民幣3元；如屬經營性用地，每平方米須繳交人民幣5元。此外，東莞市土地局有權在給予補償後，向閑置土地之土地使用權持有人收回土地使用權。根據處理辦法，本集團於二零零二年九月已收到有關當局之有關通知，本集團已向其報告有意發展該幅土地，因此就處理辦法而言，該幅土地不應被列為閑置土地。截至土地使用權轉讓協議日期，東莞長興並無就該幅土地列為閑置土地一事收到有關當局任何進一步通知。由於上文所述之原因決定不發展該幅土地，加上處理辦法之規定，董事認為該幅土地可能最終被有關當局根據處理辦法列為閑置土地，因此，董事認為，應盡快出售該幅土地，以免需繳交任何罰款或被有關當局收回該幅土地。

如本公司於截至二零零三年十二月三十一日止年度之年報所述，本集團之策略為分配其主要資源至重點增長業務，當中包括出售固定資產及將所得款項轉換為流動資產，以增加其他資產之生產力。因此，出售事項符合本集團此策略。出售事項之所得款項合共為人民幣9,734,142.13元（相當於約9,180,000港元），所得款項淨額全數約為8,680,000港元，將用作本集團營運資金。

根據政府機構東莞市土地交易中心所發出之土地使用權掛牌交易公告，東莞土地之平均售價為介乎每平方米人民幣146至230元。根據土地使用權轉讓協議，該幅土地總面積為47,046平方米，出售代價合共為人民幣9,734,142.13元（相當於約9,180,000港元），即每平方米約人民幣206.91元。雖然該幅土地之賬面值為26,000,000港元，而出售事項之代價則合共為人民幣9,734,142.13元（相當於約9,180,000港元），將出現賬面虧損16,820,000港元。由於該幅土地之可銷售價值受處理辦法之規定影響，特別是該幅土地有可能被有關當局列為閑置土地，同時該幅土地之每平方米代價符合東莞市土地交易中心所列之東莞土地銷售價格範圍，因此，董事認為，出售事項之代價屬公平合理。

考慮到上述因素，董事認為出售事項之條款為公平合理，並符合本公司股東之整體利益。

一般事項

根據上市規則第14.22條，土地使用權轉讓協議項下之出售事項將合併視作一項交易。根據上市規則第14.08條，土地使用權轉讓協議項下擬進行之交易合併計算構成須予披露交易。一份載有出售事項詳情之通函將於本公佈日期後21日內寄發予本公司股東。

定義

於本公佈中，除另有界定外，公佈中之詞彙具有以下涵義：

「董事會」	指	董事會；
「本公司」	指	和記行（集團）有限公司，於百慕達註冊成立之獲豁免有限公司，其股份於聯交所上市；
「董事」	指	本公司董事；
「出售事項」	指	東莞長興根據土地使用權轉讓協議分別向凱利貿易、力桑電子及富生物業管理出售該幅土地之權益一事；
「東莞長興」	指	東莞長興制冷設備有限公司，於中國成立中外合資企業，本公司持有其92%股本權益，餘下8%權益由一家於中國成立之國有企業東莞市二輕工業集團公司（一名獨立第三方）持有；
「富生物業管理」	指	東莞市富生物業管理有限公司，一名獨立第三方；
「本集團」	指	本公司及其附屬公司，而本集團成員公司會按此詮釋；
「港元」	指	港元，香港法定貨幣；
「香港」	指	中國香港特別行政區；
「凱利貿易」	指	東莞市凱利貿易有限公司，一名獨立第三方；
「獨立第三方」	指	獨立第三方，與本公司及其附屬公司之董事、主要行政人員及主要股東及彼等各自之聯繫人士（按上市規則所定義者）概無關連；
「該幅土地」	指	位於中國廣東省東莞塘平管理區大嶺山一幅面積為47,046平方米之土地；
「土地使用權轉讓協議」	指	東莞長興與凱利貿易、力桑電子及富生物業管理各自於二零零四年十月十一日簽訂之三份土地使用權轉讓協議，詳情載於本公佈中「出售事項－土地使用權轉讓協議」一段，每一份協議為「土地使用權轉讓協議」；
「力桑電子」	指	東莞市力桑電子有限公司，一名獨立第三方；
「上市規則」	指	聯交所證券上市規則；
「中國」	指	中華人民共和國，就本公佈而言，不包括香港、澳門及台灣；
「處理辦法」	指	東莞市人民政府於一九九九年十月二十三日發出之東莞市閑置土地處理辦法；
「人民幣」	指	人民幣，中國之法定貨幣；
「聯交所」	指	香港聯合交易所有限公司；及
「平方米」	指	平方米。

於本公佈日期，董事會成員包括執行董事李永森先生、李文輝先生、孫志沖先生、李文彬先生及汪滌東先生；非執行董事為余金霞女士；獨立非執行董事為陳文生先生、李卓民先生及陳德興先生。

於本公佈中，人民幣1.06元被視作相當於1.00港元。此換算率僅為闡釋用途，換算不被解釋為有關數額已經、曾可或可以按上述或任何其他匯率換算之一項聲明。

承董事會命

和記行（集團）有限公司

#82-3990

RECEIVED
2005 MAY 20 A

Wednesday, January 5, 2005 **The Standard**

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.



WO KEE HONG (HOLDINGS) LIMITED
(和記行(集團)有限公司)*

(Incorporated in Bermuda with limited liability)

(Stock code: 720)

UPDATE ON DISPOSAL OF LAND IN THE PEOPLE'S REPUBLIC OF CHINA

On 31 December 2004, the Company received payment in the amount of RMB677,682.78 (equivalent to approximately HK$639,323.38), being part of the Third Instalment, from Lisong Electronics, in relation to the acquisition of an area of 23,333.31 sq. m. of the Land pursuant to the Land Use Rights Transfer Agreement.

References is made to the announcement made by the Company dated 12 October 2004 (the "Announcement") and the circular issued by the Company dated 2 November 2004 (the "Circular") relating to the disposal of a piece of land with an area of 47,046 sq. m. and located at Dai Ling Shan, Lin Ping Management Area, Dongguan, Guandgong Province, the PRC.

Unless the context requires otherwise, terms used in this announcement shall have the same meanings as in the Announcement.

On 31 December 2004, the Company received payment in the amount of RMB677,682.78 (equivalent to approximately HK$639,323.38), being part of the third instalment payment, from Lisong Electronics in relation to the acquisition of an area of 23,333.31 sq. m. of the Land pursuant to the Land Use Rights Transfer Agreement. According to the Land Use Rights Transfer Agreement, an amount of RMB1,448,347.41 (equivalent to approximately HK$1.37 million) (the "Third Instalment") is payable on the date of the delivery of the current land use right certificate in respect of the land transferred by Dongguan Chang Xing to Lisong Electronics. As only a portion of the Third Instalment is paid on 31 December 2004, Dongguan Chang Xing has not yet delivered the land use right certificate in respect of the portion of the Land transferred by Dongguan Chang Xing to Lisong Electronics. The remaining balance of the Third Instalment in the amount of RMB770,664.63 (equivalent to approximately HK$0.73 million) will be paid on 31 January 2005. Dongguan Chang Xing will in the meantime proceed with the application to the State Land Bureau of Dongguan City for the transfer of the title of the land. However, Dongguan Chang Xing will retain possession of the land and the relevant documents evidencing title of the land until receipt of the whole of the consideration for the land. The land is currently vacant and not occupied by Lisong Electronics. Dongguan Chang Xing will only deliver physical possession of the land to Lisong Electronics upon receipt of the whole of the consideration for the land. In accordance with the terms of the Land Use Rights Transfer Agreement, Lisong Electronics has delivered to Dongguan Chang Xing a post dated cheque dated 15 February 2005 for the amount of RMB1,448,346 (equivalent to approximately HK$1.37 million), being the last instalment payment of the consideration payable by Lisong Electronics. Dongguan Chang Xing has yet to receive the undertaking from Lisong Electronics that the cheque will be honoured on first presentation. Dongguan Chang Xing is following up with Lisong Electronics on the provision of the undertaking and it is not known when Lisong Electronics will provide the undertaking to Dongguan Chang Xing. Save as disclosed in this announcement, all other terms of the Land Use Rights Transfer Agreement with Lisong Electronics as disclosed in the Announcement and the Circular remained unchanged.

At the date of this announcement, the Board comprises Mr. Wing Sum LEE, Mr. Richard Man Fai LEE, Mr. Sammy Chi Chung SUEN, Mr. Jeff Man Bun LEE, Mr. Tik Tung WONG all of whom are executive Directors, Ms. Kam Har YUE, who is an non-executive Director, Mr. Boon Seng TAN, Mr. Raymond Cho Min LEE and Mr. Kenji Tak Hing CHAN, all of whom are independent non-executive Directors.

In this announcement, RMB1.06 is taken to be equivalent to HK$1.00. The conversion rate is for the purpose of illustration only and does not constitute a representation that any amounts have been, could have been, or may be exchanged at the aforementioned or any other rates.

By order of the Board
WO KEE HONG (HOLDINGS) LIMITED
Richard Man Fai LEE
Executive Chairman and Chief Executive Officer

Hong Kong, 4 January 2005

* *for identification purposes only*

香港經濟日報 2005年1月5日 星期三

香港聯合交易所有限公司對本公佈之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本公佈全部或任何部份內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。



WO KEE HONG (HOLDINGS) LIMITED
和記行(集團)有限公司*

(於百慕達註冊成立之有限公司)

(股份編號：720)

出售位於中華人民共和國之土地之最新進展

於二零零四年十二月三十一日，根據土地使用權轉讓協議力桑電子收購該幅土地(面積為23,333.31平方米)，本公司已收取由力桑電子所支付之人民幣677,682.78元(相當於約639,323.38港元)，作為第三期款項之一部份。

謹提述本公司於二零零四年十月十二日作出之公佈(「該公佈」)及本公司於二零零四年十一月二日刊發之通函(「該通函」)，內容有關出售位於中國廣東省東莞連平管理區大嶺山一幅面積為47,046平方米之土地。

除文義另有規定外，本公佈所採用之詞彙與該公佈所採用者具相同涵義。

於二零零四年十二月三十一日，根據土地使用權轉讓協議力桑電子收購該幅土地(面積為23,333.31平方米)，本公司已收取由力桑電子所支付之人民幣677,682.78元(相當於約639,323.38港元)，作為第三期款項之一部份。根據土地使用權轉讓協議，於東莞長興向力桑電子送交轉讓土地之現有土地使用權證當日，力桑電子須支付人民幣1,448,347.41元(相當於約1,370,000港元)(「第三期款項」)予東莞長興。鑑於在二零零四年十二月三十一日僅支付第三期款項之一部份，東莞長興尚未交付有關東莞長興向力桑電子轉讓該幅土地一部份之土地使用權證。第三期款項之餘款人民幣770,664.63元(相當於約730,000港元)將於二零零五年一月三十一日支付。東莞長興將同時繼續向東莞市國土局申請轉讓土地業權。然而，東莞長興將於收取全數土地代價前保留土地之擁有權及相關之業權證明文件。該幅土地目前為空置及並未由力桑電子佔用。東莞長興僅會於收取該幅土地之全數代價後將該幅土地之實質管有權交予力桑電子。根據土地使用權轉讓協議之條款，力桑電子已向東莞長興交付金額為人民幣1,448,346元(相當於約1,370,000港元)之期票，期票之日期為二零零五年二月十五日，此乃作為力桑電子須付代價之最後一期款項。東莞長興尚未接獲力桑電子發出有關保證期票能於首次過戶時兌現之承諾書。東莞長興正跟進力桑電子提供承諾書一事，尚未能確定力桑電力將於何時向東莞長興提供承諾書。除本公佈所披露者外，於該公佈及該通函中所披露與力桑電子訂立之土地使用權轉讓協議之一切其他條款保持不變。

於本公佈日期，董事會成員包括執行董事李永森先生、李文輝先生、孫志冲先生、李文彬先生及汪滌東先生；非執行董事為余金霞女士；獨立非執行董事為陳文生先生、李卓民先生及陳德興先生。

於本公佈中，人民幣1.06元被視作相當於1.00港元。此換算率僅為闡釋用途，並不表示有關數額已經、曾可或可以按上述或任何其他匯率換算。

承董事會命
和記行(集團)有限公司
執行主席兼行政總裁
李文輝

香港，二零零五年一月四日

* *僅供識別*



WO KEE HONG (HOLDINGS) LIMITED

(Incorporated in Bermuda with limited liability)

(Stock code: 720)

ANNOUNCEMENT

The Board notes the increase in the price and trading volume of the shares of the Company today and wishes to state that it is not aware of any reason for such increases.

The Board also wishes to state that the Company is currently in negotiation with and in the process of finalizing a settlement agreement with an Independent Third Party in relation to the settlement of the amount due to the Independent Third Party under a loan agreement dated 28 June 2002. The Proposed Settlement may or may not proceed. Further announcement in relation to the Proposed Settlement will be made by the Company.

Shareholders and investors should exercise caution in dealing with the shares of the Company.

This announcement is made at the request of The Stock Exchange of Hong Kong Limited (the "Stock Exchange").

The board of directors (the "Directors") (the "Board") of WO KEE HONG (HOLDINGS) LIMITED (the "Company") notes the increase in the price and trading volume of the shares of the Company today and wishes to state that it is not aware of any reason for such increase.

The Board also wishes to state that the Company is currently in negotiation with and in the process of finalizing a settlement agreement with a third party ("Independent Third Party") independent of and not connected with the Company, the directors, chief executive and substantial shareholders of the Company and its subsidiaries and their respective associates (as defined in the Rules Governing the Listing of Securities on the Stock Exchange (the "Listing Rules")) in relation to the settlement of the amount due to the Independent Third Party under a loan agreement dated 28 June 2002 (the "Proposed Settlement"). Details of the loan agreement was set out in the announcements made by the Company dated 30 November 2001, 27 March 2002, 31 May 2002 and 2 July 2002 respectively and the circular dated 18 July 2002 issued by the Company. The Proposed Settlement may or may not proceed. Further announcement in relation to the Proposed Settlement will be made by the Company.

Shareholders and investors should exercise caution in dealing with the shares of the Company.

Save for the Proposed Settlement as disclosed in this announcement, the Board confirms that there are no negotiations or agreements relating to intended acquisitions or realizations which are discloseable under Rule 13.23 of the Listing Rules, neither is the Board aware of any matter discloseable under the general obligation imposed by Rule 13.09 of the Listing Rules, which is or may be of a price-sensitive nature.

Made by the order of the Board, the Directors (except Mr. Raymond Cho Min LEE, an independent non-executive Director who cannot be contacted for confirmation) individually and jointly accept responsibility for the accuracy of this announcement.

At the date of this announcement, the Board comprises Mr. Wing Sum LEE, Mr. Richard Man Fai LEE, Mr. Sammy Chi Chung SUEN, Mr. Jeff Man Bun LEE, Mr. Tik Tung WONG all of whom are executive Directors, Ms. Kam Har YUE, who is an non-executive Director, Mr. Boon Seng TAN, Mr. Raymond Cho Min LEE and Mr. Kenji Tak Hing CHAN, all of whom are independent non-executive Directors.

By order of the Board
WO KEE HONG (HOLDINGS) LIMITED
Richard Man Fai LEE
Executive Chairman and Chief Executive Officer

Hong Kong, 18 February 2005

香港經濟日報 2005年2月21日 星期一



WO KEE HONG (HOLDINGS) LIMITED
和記行(集團)有限公司*

(於百慕達註冊成立之有限公司)

(股份編號：720)

公佈

董事會知悉本公司今天之股份價格及交投量上升，茲聲明本公司並不知悉導致該等上升之任何原因。

董事會謹此聲明，本公司目前正就償還本公司於二零零二年六月二十八日與獨立第三方訂下之貸款協議結欠該獨立第三方之金額與該獨立第三方進行協商，並正在落實還款協議。還款建議或會或不會進行。本公司將就還款建議作出進一步公佈。

股東及投資者在買賣本公司股份時務須謹慎行事。

本公佈乃應香港聯合交易所有限公司(「聯交所」)之要求作出。

和記行(集團)有限公司(「本公司」)董事會(「董事會」)知悉本公司今天之股份價格及交投量上升，茲聲明本公司並不知悉導致該等上升之任何原因。

董事會謹此聲明，本公司目前正就償還本公司於二零零二年六月二十八日與獨立第三方訂下之貸款協議結欠該名獨立於本公司、本公司及其附屬公司之董事、最高行政人員及主要股東及彼等各自之聯繫人士(定義見聯交所證券上市規則(「上市規則」))及與彼等概無關連之第三方(「獨立第三方」)之金額，與該獨立第三方進行協商，並正在落實還款協議(「還款建議」)。貸款協議之詳情載於本公司分別於二零零一年十一月三十日、二零零二年三月二十七日、二零零二年五月三十一日及二零零二年七月二日作出之公佈，以及本公司於二零零二年七月十八日刊發之通函。還款建議或會或不會進行。本公司將就還款建議作出進一步公佈。

股東及投資者在買賣本公司股份時務須謹慎行事。

除於本公佈中所披露之還款建議外，董事會謹確認，目前並無任何有關收購或出售事項之商談或協議為根據上市規則第13.23條而須予披露；董事會亦不知悉有任何足以或可能影響價格及成交的事宜為根據上市規則第13.09條所規定之一般責任而須予披露。

上述聲明乃承董事會之命作出；各董事(除獨立非執行董事李卓民先生因未能聯絡以作確認外)願就本聲明的準確性承擔個別及共同的責任。

於本公佈日期，董事會成員包括執行董事李永森先生、李文輝先生、孫志沖先生、李文彬先生及汪滌東先生；非執行董事為余金霞女士；獨立非執行董事為陳文生先生、李卓民先生及陳德興先生。

承董事會命
和記行(集團)有限公司
執行主席兼行政總裁
李文輝

香港，二零零五年二月十八日

* *僅供識別*

#82-3990

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.



WO KEE HONG (HOLDINGS) LIMITED

(Incorporated in Bermuda with limited liability)
(Stock code: 720)

MAJOR TRANSACTION
PROPOSED SETTLEMENT OF AMOUNT DUE UNDER LOAN AGREEMENT DATED 28 JUNE 2002

On 24 February 2005,

- MHI, WKHL, *the Company*, Stoneycroft and Ever Rising entered into the Deed of Settlement in relation to the settlement of the Debt due from WKHL to MHI under the Loan Agreement by payment of an amount of US$6 million (equivalent to approximately HK$46.8 million) in two equal instalments of US$3 million (equivalent to approximately HK$23.4 million) each payable on or before 15 and 18 March 2005 respectively;
- MHI, Stoneycroft, WKHL and the Company entered into the Deed of Amendment A in relation to the Deed of Charge A in respect of Property A; and
- MHI, Ever Rising, WKHL and the Company entered into the Deed of Amendment B in relation to the Deed of Charge B in respect of Property B.

Each of WKHL, Stoneycroft and Ever Rising is a wholly owned *subsidiary of the Company*. To the best of the Directors' knowledge, information and belief, having made all reasonable enquiry, MHI and its ultimate beneficial owners are Independent Third Parties.

The Settlement constitutes a major transaction for the Company under the Listing Rules and shall be subject to the Shareholders' approval. No Shareholder is required to abstain from voting on the resolutions relating to the Settlement. The Controlling Shareholders, which as at the date of this announcement are in aggregate interested in approximately 57.89% of the issued share capital of the Company have on 18 February 2005 issued a written approval approving the Deed of Settlement and the Settlement and the performance by the Company of its obligations thereunder. The written approval from the Controlling Shareholders is accepted in place of holding a general meeting under Rule 14.44 of the Listing Rules and no general meeting will be convened for the purpose of approving *the Deed of Settlement and the Settlement*. A circular containing details of the Settlement, including the Deed of Settlement and the Deed of Amendment, will be dispatched to Shareholders within 21 days after the date of this announcement.

INTRODUCTION

Reference is made to the announcements made by the Company dated 30 November 2001, 27 March 2002, 31 May 2002 and 2 July 2002 respectively and the circular dated 18 July 2002 issued by the Company.

It is stated in the Announcements and the circular dated 18 July 2002 issued by the Company that, among other things, *on 28 June 2002*, MHI as the lender, WKHL as the borrower and the Company as the guarantor have entered into the Loan Agreement in relation to a loan for the amount of US$17,039,689.38 (*equivalent to approximately* HK$133.0 million) for a term of fifteen years with the principal amount bearing interest at the rate of 2.5% per annum payable on 31 December each year with 31 December 2002 as the first interest payment date and repayable in ten equal half yearly instalments commencing from 30 June 2012. The Loan is secured by the Deeds of Charge in respect of the Properties. The loan under the Loan Agreement was for the purpose of settling the remaining balance of the amount of US$26,247,346.27 (equivalent to approximately HK$204.8 million) due from WKHL to MHI in respect of goods and services provided by MHI to WKHL (including interest thereon up to and including *30 June 2002*) (*part of the amount* due was settled by way of a transfer of 24.5% equity interest in MHI-Jinling Air Conditio rs Company Limited, details of which are set out in the announcement made by the Company dated 2 July 2002 *and the circular dated* 18 July 2002 issued by the Company).

On 24 February 2005, MHI, WKHL and the Company entered into the Deed of Settlement in relation to the settlement of the Debt due from WKHL to MHI under the Loan Agreement. On the same date, MHI, Stoneycroft, Ever Rising, WKHL and the Company entered into the Deeds of Amendment in relation to the Deeds of Charge in respect of the Properties. The purpose of the Deed of Settlement is to settle the Debt owed under the Loan Agreement in the terms set out therein.

The terms of the Settlement, including the terms of the Deed of Settlement and the *Deeds of Amendment, are set out in the paragraph headed* "The Settlement" below and are arrived at after arm's length negotiation between the Company and MHI.

THE SETTLEMENT

The Deed of Settlement

Date : 24 February 2005

Parties :
(1) MHI, a company incorporated in Japan principally engaged in the business of shipbuilding, power systems, aerospace and machinery for industrial and commercial use. To the best of the Directors' knowledge, information and belief, having made *all reasonable enquiry, MHI and its ultimate beneficial* owners are Independent Third Parties;
(2) WKHL, *a wholly owned subsidiary* of the Company;
(3) Stoneycroft, a wholly owned subsidiary of the Company;
(4) Ever Rising, a wholly owned subsidiary of the Company; and
(5) the Company

Terms of Settlement : The Debt due from WKHL to MHI under the Loan Agreement is to be settled by payment of an amount of US$6 million (equivalent to approximately HK$46.8 million) *in two equal instalments of US$3 million* (equivalent to approximately HK$23.4 million) each payable on or before 15 and 18 March 2005 respectively. *The Company and* WKHL shall be jointly and severally liable for the Settlement Amount under the Deed of Settlement. The Settlement Amount is determined by MHI and the Company after arm's length negotiation. In agreeing to the Settlement Amount, the Company has taken into account the effect of the payment of the Settlement Amount on its working capital position and the improvement on its gearing ratio *as a result of the* settlement of the Debt.

The Settlement Amount is to be financed by *internal* resources of the Group and bank borrowings in the amount of HK$38.4 million, comprising short term facilities in the amount of HK$15 million and long term banking facilities in the amount of HK$23.4 million. The short term facilities bear interest at the rate of 6.25% to 7% per annum. The long term banking facilities bear interest at the rate of 6.25% per annum and repayable

In accordance with the Deed of Settlement, the Debt (in the amount of US$17,476,755.39 (equivalent to approximately HK$136.3 million) as at *31 December 2004) will be settled in full* with the amount of US$6 million (equivalent to approximately HK$46.8 million), being the Settlement Amount resulting in a gain of US$11,476,755.39 (equivalent to approximately HK$89.5 million) by the Group to be included in the interim results of the Group for the six months ending 30 June 2005. Based on the unaudited interim financial statements of the Group as at 30 June 2004, upon completion of the Settlement, the long-term borrowings of the Group *will be reduced from* HK$141,037,000 to HK$27,868,000 (taking into account the reduction of the amount of approximately HK$130.6 million, being the principal amount of the Debt and the increase *in long-term indebtedness by the amount of* HK$17.5 million, being the additional long term liabilities drawdown to finance the payment of the Settlement Amount under the Settlement). The overall gearing of the Group will also be improved by 32% from 69% to 37% as a result of the Settlement, taking into account the bank borrowings to finance the payment of the Settlement Amount. In the premises, the Directors believe that upon completion of the Settlement contemplated under the Deed of Settlement, the long-term *liabilities of the Group* will be significantly ease and the total debt and liquidity position of Group will be improved as a whole.

Taking into account the internal resources of the Group *and the available banking facilities*, the Directors are of the view that the Group will have sufficient cash to settle the Settlement Amount on the Settlement Dates under the Settlement and sufficient working capital after payment *of the Settlement Amount*.

Taking into consideration the financial position of the Group and the financial benefits which are expected to accrue to the Group as a result of *the Settlement*, the Directors consider that as far as the Shareholders are concerned, the terms of the Deed of Settlement and the Settlement are fair and reasonable and in the best interest of the Group and the shareholders of the Company as a whole.

GENERAL

The Settlement constitutes a major transaction for the Company under the Listing Rules and shall be subject to the Shareholders' approval. No Shareholder is required to abstain from voting on the resolutions relating to the Settlement. The Controlling Shareholders, which as at the date of this announcement are in aggregate interested in approximately 57.89% *of the issued share capital of the Company* have on 18 February 2005 issued a written approval approving the Deed of Settlement and the Settlement and the performance by the Company of its obligations *thereunder. The written approval* from the Controlling Shareholders is accepted in place of holding a general meeting under Rule 14.44 of the Listing Rules and no general meeting will be convened for the purpose of approving the Deed of Settlement and the Settlement.

The Controlling Shareholders comprises Modern Orbit Limited, Mr. Richard Man Fai LEE, Ms. Siew Yit HOH, Mr. Jeff Man Bun LEE and Fisherman Enterprises Inc. and Ms. Kam Har YUE, who are interested in 1,171,335,706 Shares, 33,564,388 Shares, 6,738,732 Shares, 4,719,000 Shares, 14,457,190 Shares and 52,097,162 Shares, representing approximately 52.85%, 1.51%, 0.30%, 0.21%, 0.65% and 2.35% of the issued share capital of the Company. Ms. Kam Har YUE *is the mother of* Mr. Richard Man Fai LEE and Mr. Jeff Man Bun LEE. Ms. Siew Yit HOH is the spouse of Mr. Richard Man Fai LEE. Mr. Richard Man Fai LEE and Mr. Jeff Man Bun LEE are brothers. Mr. Richard Man Fai LEE and Mr. Jeff Man Bun LEE are executive Directors and Ms. Kam Har YUE is a non-executive Director. Modern Orbit Limited is wholly owned by Cyber Tower Inc., the trustee of The WS Lee Unit Trust. 99% of the units of The WS Lee Unit Trust are held by *a discretionary trust* of which Mr. Wing Sum LEE's family members including Ms. Kam Har YUE, Mr. Richard Man Fai LEE and Mr. Jeff Man Bun LEE are the beneficiaries. The remaining 1% of The WS Lee Unit Trust is held by Skylink International Asset Corporation, *a company incorporated in the* British Virgin Islands and owned by Ms. Kam Har YUE, Mr. Richard Man Fai LEE and Mr. Jeff Man Bun LEE. Fisherman Enterprises Inc. a company incorporated *in the British Virgin Islands and wholly* owned by Mr. Jeff Man Bun LEE.

A circular containing details of the Settlement, including the Deed of Settlement and the Deeds of Amendment, will be dispatched to Shareholders within 21 days after the date of this announcement.

DEFINITIONS

In this announcement, unless otherwise defined, expressions used herein shall have the following meanings:

"Announcements" — the announcements made by the Company dated 30 November 2001, 27 March 2002, 31 May 2002 and 2 July 2002 respectively, relating to, among others, the Loan Agreement;

systems, aerospace and machinery for industrial and commercial use. To the best of the Directors' knowledge, information and belief, having made all reasonable enquiry, MHI and its ultimate beneficial owners are Independent Third Parties;

(2) WKHL, a wholly owned subsidiary of the Company;

(3) Stoneycroft, a wholly owned subsidiary of the Company;

(4) Ever Rising, a wholly owned subsidiary of the Company; and

(5) the Company

Terms of Settlement

The Debt due from WKHL to MHI under the Loan Agreement is to be settled by payment of an amount of US$6 million (equivalent to approximately HK$46.8 million) in two equal instalments of US$3 million (equivalent to approximately HK$23.4 million) each payable on or before 15 and 18 March 2005 respectively.

The Company and WKHL shall be jointly and severally liable for the Settlement Amount under the Deed of Settlement. The Settlement Amount is determined by MHI and the Company after arm's length negotiation. In agreeing to the Settlement Amount, the Company has taken into account the effect of the payment of the Settlement Amount on its working capital position and the improvement on its gearing ratio as a result of the settlement of the Debt.

The Settlement Amount is to be financed by internal resources of the Group and bank borrowings in the amount of HK$38.4 million, comprising short term facilities in the amount of HK$15 million and long term banking facilities in the amount of HK$23.4 million. The short term facilities bear interest at the rate of 6.25% to 7% per annum. The long term banking facilities bear interest at the rate of 6.25% per annum and repayable in 48 months from the date of drawdown. The long term banking facilities has been granted to the Group but has not been drawndown as at the date of this announcement. The Directors intend to make the drawdown before the Settlement Date.

The Debt

As at 31 December 2004, an amount of US$17,476,755.39 (equivalent to approximately HK$136.3 million, being the aggregate of the principal amount of US$16,748,117.12 (equivalent to approximately HK$130.6 million) together with interest accrued thereon in the amount of US$728,638.27 (equivalent to approximately HK$5.7 million), is owed by WKHL to MHI under the Loan Agreement. The interest amount of US$728,638.27 (equivalent to approximately HK$5.7 million) comprises interest payable on the principal amount of the Debt for the year 2003 and 2004 and interest on the overdue interest at the rate of 5% per annum in accordance with the terms of the Loan Agreement.

The Conditions Precedent

The conditions precedent to the discharge of the Debt and the release of the charges over the Properties are:

(a) the delivery to MHI, its employees, agents and advisers of certain financial information of the Group on or before 25 February 2005;

(b) the delivery to MHI certified copy of the board resolutions of each of WKHL, the Company, Stoneycroft and Ever Rising approving and authorizing the execution and performance of the Deed of Settlement;

(c) the delivery to MHI the written approval of the Controlling Shareholders approving the performance of the Deed of Settlement;

(d) the delivery to MHI a copy of this announcement and any other announcement to be made by the Company in connection with the Deed of Settlement and the Settlement;

(e) the delivery to MHI of legal opinions in a form satisfactory to MHI on the laws of Bermuda and Hong Kong that each of the Company, WKHL, Stoneycroft and Ever Rising has the capacity to enter into the Deed of Settlement and that the Deed of Settlement is duly executed by each of the Company and WKHL in accordance with their respective constitutive documents and laws of the jurisdiction of incorporation;

(f) the delivery to MHI the Deeds of Amendment duly executed by Stoneycroft, Ever Rising, WKHL and the Company on 24 February 2005, the date of the Deed of Settlement; and

(g) the delivery to MHI by each of the Company, WKHL, Stoneycroft and Ever Rising of a director's certificate confirming that the representations and warranties given by the Company and WKHL as their general affairs are and remain true and accurate as at 11 March 2005 and on each of the Settlement Dates.

The Condition Precedent set out in (a) above has to be fulfilled by 25 February 2005 and the Condition Precedent set out in (f) above has to be fulfilled on 24 February 2005, the date of the Deed of Settlement. The other Conditions Precedent set out in (b) to (e) and (g) above have to be satisfied by 11 March 2005. MHI may in its absolute discretion waive any of the Conditions Precedent set out in (a) to (g) above.

Completion

Upon payment of the Settlement Amount in full on each of the Settlement Dates and the satisfaction of the Conditions Precedent, MHI shall release the Company and WKHL from their respective obligations under the Loan Agreement.

In the event (i) the Company and/or WKHL fails to pay the Settlement Amount on any of the Settlement Date; or (ii) any of the Conditions Precedent is not fulfilled on the dates set out in the paragraph headed "The Settlement - The Conditions Precedent" above; or (iii) the payment of the Settlement Amount is set aside or avoided as a result of any act or omission on the part of the Company and/or WKHL or by operation of the law or regulation, then the liabilities of the Company and WKHL under the Loan Agreement shall continue as if the Deed of Settlement has never been entered into by the parties.

The Deeds of Amendment

On 24 February 2005

(a) MHI, Stoneycroft, WKHL and the Company entered into the Deed of Amendment A in relation to the Deed of Charge A in respect of Property A; and

(b) MHI, Ever Rising, WKHL and the Company entered into the Deed of Amendment B in relation to the Deed of Charge B in respect of Property B.

The purpose of the Deeds of Amendment is to amend the Deeds of Charge to extend the security over the Properties created by the Deeds of Charge for the performance of the Deed of the Settlement and for a period of not less than six months after the payment of the Settlement Amount and fulfilling of the Conditions Precedent in accordance with the Deed of Settlement by the Company and WKHL and the observance of the warranties and undertaking contained in the Deed of Settlement by the Company and WKHL. The period was agreed upon after negotiation between the Company and MHI. Based on the experience of the Directors, the Directors are of the view that it is not uncommon for a lender to hold onto the securities for securing the loan for a period of time after full payment of the indebtedness due to the lender. Accordingly, the Directors consider the period provided for in the Deeds of Amendment as acceptable.

Upon full performance of the Deed of Settlement by the Company and WKHL, MHI shall upon the request of Stoneycroft and Ever Rising discharge the charge over the Properties created by the Deeds of Charge in accordance with the terms thereof.

EFFECT OF THE SETTLEMENT

The principal businesses of the Group are importing, marketing and distribution of air-conditioning and refrigeration products; audio-visual equipment; car audio and electronic products; motor vehicles and car accessories; and other electronic and electrical products.

The audited consolidated net asset value of the Group as at 31 December 2002 and 2003 and the audited consolidated profit/(loss) of the Group before and after taxation for the two years ended 31 December 2003 are:

	As at 31 December 2002/ For the year ended 31 December 2002 (HK$)	As at 31 December 2003/ For the year ended 31 December 2003 (HK$)
Audited consolidated net asset value of the Group	313,819,000	261,916,000
Audited consolidated profit/(loss) of the Group before taxation	7,519,000	(82,632,000)
Audited consolidated profit/(loss) of the Group after taxation	6,448,000	(85,331,000)

Listing Rules and no general meeting will be convened for the purpose of approving the Deed of Settlement and the Settlement.

The Controlling Shareholders comprises Modern Orbit Limited, Mr. Richard Man Fai LEE, Ms. Siew Yit HOH, Mr. Jeff Man Bun LEE and Fisherman Enterprises Inc. and Ms. Kam Har YUE, who are interested in 1,171,335,706 Shares, 33,564,388 Shares, 6,738,732 Shares, 4,719,000 Shares, 14,457,190 Shares and 52,097,162 Shares, representing approximately 52.85%, 1.51%, 0.30%, 0.21%, 0.65% and 2.35% of the issued share capital of the Company. Ms. Kam Har YUE is the mother of Mr. Richard Man Fai LEE and Mr. Jeff Man Bun LEE. Ms. Siew Yit HOH is the spouse of Mr. Richard Man Fai LEE. Mr. Richard Man Fai LEE and Mr. Jeff Man Bun LEE are brothers. Mr. Richard Man Fai LEE and Mr. Jeff Man Bun LEE are executive Directors and Ms. Kam Har YUE is a non-executive Director. Modern Orbit Limited is wholly owned by Cyber Tower Inc., the trustee of The WS Lee Unit Trust. 99% of the units of The WS Lee Unit Trust are held by a discretionary trust of which Mr. Wing Sum LEE's family members including Ms. Kam Har YUE, Mr. Richard Man Fai LEE and Mr. Jeff Man Bun LEE are the beneficiaries. The remaining 1% of The WS Lee Unit Trust is held by Skylink International Asset Corporation, a company incorporated in the British Virgin Islands and owned by Ms. Kam Har YUE, Mr. Richard Man Fai LEE and Mr. Jeff Man Bun LEE. Fisherman Enterprises Inc., a company incorporated in the British Virgin Islands and wholly owned by Mr. Jeff Man Bun LEE.

A circular containing details of the Settlement, including the Deed of Settlement and the Deeds of Amendment, will be dispatched to Shareholders within 21 days after the date of this announcement.

DEFINITIONS

In this announcement, unless otherwise defined, expressions used herein shall have the following meanings:

"Announcements"	the announcements made by the Company dated 30 November 2001, 27 March 2002, 31 May 2002 and 2 July 2002 respectively, relating to, among others, the Loan Agreement;
"Conditions Precedent"	the conditions precedent set out in the paragraph headed "The Settlement - The Conditions Precedent" and a "Condition Precedent" shall be construed accordingly;
"Company"	WO KEE HONG (HOLDINGS) LIMITED, a company incorporated in Bermuda with limited liability, the shares of which are listed on the Main Board of The Stock Exchange of Hong Kong Limited;
"Controlling Shareholders"	Modern Orbit Limited, Mr. Richard Man Fai LEE, Ms. Siew Yit HOH, Mr. Jeff Man Bun LEE, Fisherman Enterprises Inc. and Ms. Kam Har YUE, who in aggregate are interested in 1,282,912,178 shares of the Company, representing approximately 57.89% of the issued share capital of the Company as at the date of this announcement;
"Debt"	the Loan together with interest accrued thereon as at 31 December 2004 in the amount of US$728,638.27(equivalent to approximately HK$5.7 million) under the Loan Agreement;
"Deeds of Amendment"	Deed of Amendment A and Deed of Amendment B;
"Deed of Amendment A"	the deed of amendment dated 24 February 2005 entered into among MHI as the chargee, Stoneycroft as the chargor, WKHL and the Company in relation to Deed of Charge A;
"Deed of Amendment B"	the deed of amendment dated 24 February 2005 entered into among MHI as the chargee, Ever Rising as the chargor, WKHL and the Company in relation to Deed of Charge B;
"Deeds of Charge"	Deed of Charge A and Deed of Charge B;
"Deed of Charge A"	a deed of charge dated 28 June 2002 entered into among Stoneycroft as chargor, MHI as the chargee and the Company in respect of Property A;
"Deed of Charge B"	a deed of charge dated 28 June 2002 entered into among Ever Rising as chargor, MHI as the chargee and the Company in respect of Property B;
"Deed of Settlement"	the deed of settlement dated 24 February 2005 and entered into among MHI, Stoneycroft, Ever Rising, WKHL and the Company in relation to the settlement of the Debt;
"Directors"	the directors, including independent non-executive directors, of the Company;
"Ever Rising"	Ever Rising Investments Limited, a company incorporated in Hong Kong with limited liability and a wholly owned subsidiary of the Company;
"Group"	the Company together with its subsidiaries;
"Hong Kong"	the Hong Kong Special Administrative Region of the People's Republic of China;
"Independent Third Parties"	third parties who are independent of the Company and not a director, chief executives and substantial shareholders of the Company and its subsidiaries or their respective associates (as defined in the Listing Rules);
"Listing Rules"	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited;
"Loan"	the loan for the principal amount US$17,039,689.38 (equivalent to approximately HK$133.0 million) lent by MHI to WKHL under the Loan Agreement;
"Loan Agreement"	the agreement dated 28 June 2002 entered into among MHI as lender, WKHL as borrower and the Company as guarantor in respect of the Loan;
"MHI"	Mitsubishi Heavy Industries, Ltd., a company incorporated in Japan;
"Property A"	car parking spaces and Block A on 2nd Floor of Wo Kee Hong Building located at No. 585-609 Castle Peak Road, Kwai Chung, New Territories, Hong Kong;
"Property B"	Block B on the 2nd Floor of Wo Kee Hong Building located at No. 585-609 Castle Peak Road, Kwai Chung, New Territories, Hong Kong;
"Properties"	Property A and Property B;
"Settlement"	the settlement of the Debt pursuant to the terms of the Deed of Settlement;
"Settlement Amount"	the amount of US$6 million (equivalent to approximately HK$46.8 million);
"Settlement Date(s)"	15 and 18 March 2005 or such earlier date as the Company shall given MHI at one business day prior written notification (as the case may be); and "Settlement Date" shall be construed accordingly;
"Shareholders"	holders of shares in the issued share capital of the Company;
"Stoneycroft"	Stoneycroft Estates Limited, a company incorporated in Hong Kong with limited liability and a wholly owned subsidiary of the Company;
"WKHL"	Wo Kee Hong Limited, a company incorporated in Hong Kong with limited liability and a wholly-owned subsidiary of the Company;
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong; and
"US$"	United States dollars, the lawful currency of the United States of America.

At the date of this announcement, the Board comprises Mr. Wing Sum LEE, Mr. Richard Man Fai LEE, Mr. Sammy Chi Chung SUEN, Mr. Jeff Man Bun LEE, Mr. Tik Tung WONG all of whom are executive Directors, Ms. Kam Har YUE, who is an non-executive Director, Mr. Boon Seng TAN, Mr. Raymond Cho Min LEE and Mr. Kenji Tak Hing CHAN, all of whom are independent non-executive Directors.

In this announcement, US$1.00 is taken to be equivalent to HK$7.80. The conversion rate is for the purpose of illustration only and does not constitute a representation that any amounts have been, could have been, or may be exchanged at the aforementioned or any other rates.

By order of the Board
WO KEE HONG (HOLDINGS) LIMITED
Richard Man Fai LEE
Executive Chairman and Chief Executive Officer

Hong Kong, 24 February 2005

香港聯合交易所有限公司對本公佈之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本公佈全部或任何部份內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。



WO KEE HONG (HOLDINGS) LIMITED
和記行(集團)有限公司*

(於百慕達註冊成立之有限公司)
(股份編號：720)

主要交易
建議清償根據二零零二年六月二十八日之貸款協議所欠之款項

於二零零五年二月二十四日，

- 三菱重工、和記電業、本公司、Stoneycroft及Ever Rising就和記電業清償根據貸款協議結欠三菱重工之債項訂立還款契據，清償債項之方法為支付6,000,000美元(相等於約46,800,000港元)之款項，分別須於二零零五年三月十五日及十八日分兩期各支付3,000,000美元(相等於約23,400,000港元)。
- 三菱重工、Stoneycroft、和記電業及本公司就物業A之抵押A契據訂立修訂A契據；及
- 三菱重工、Ever Rising、和記電業及本公司就物業B之抵押B契據訂立修訂B契據。

和記電業、Stoneycroft及Ever Rising分別為本公司之全資附屬公司。在董事作出所有合理查詢後，就彼等所知、所獲資料及相信，三菱重工及其最終實益擁有人為獨立第三方。

還款根據上市規則構成本公司一項主要交易並須取得股東之批准。概無股東就還款之決議案須放棄投票。控股股東(於本公佈日期於本公司已發行股本合共持有約57.89%權益)已於二零零五年二月十八日發出書面批准，批准還款契據、還款及本公司據此須履行之責任。根據上市規則第14.44條，控股股東之書面批准乃獲接納以取代舉行股東大會，並將不會就批准還款契據及還款召開股東大會。一份載有還款(包括還款契據及修訂契據)詳情之通函將在本公佈日期後二十一日內寄發予股東。

緒言

謹提述本公司分別於二零零一年十一月三十日、二零零二年三月二十七日、二零零二年五月三十一日及二零零二年七月二日刊發之公佈以及本公司於二零零二年七月十八日刊發之通函。

按該等公佈及本公司於二零零二年七月十八日刊發之通函所述，其中包括，於二零零二年六月二十八日，三菱重工(作為貸款人)、和記電業(作為借款人)及本公司(作為擔保人)訂立貸款協議，內容關於一項為數17,039,689.38美元(相等於約133,000,000港元)之貸款，貸款為期15年。利息按本金額以年息2.5%計算，須於每年十二月三十一日付款，二零零二年十二月三十一日為首次利息付款日。本金則分十期每半年還款一次，由二零一二年六月三十日開始還款。貸款由該等物業之抵押契據作抵押。貸款協議下之貸款乃作償還結欠餘額用途，和記電業就三菱重工向其提供貨物及服務而結欠三菱重工之餘額26,247,346.27美元(相等於約204,800,000港元)(包括截至及包括二零零二年六月三十日之應計利息)(部份欠款乃透過轉讓MHI-Jinling Air Conditioners Company Limited之24.5%股本權益償還，詳情載於本公司於二零零二年七月二日發表之公佈及本公司於二零零二年七月十八日刊發之通函。

於二零零五年二月二十四日，三菱重工、和記電業及本公司就和記電業清償根據貸款協議結欠三菱重工之債項訂立還款契據。於同日，三菱重工、Stoneycroft、Ever Rising、和記電業及本公司就該等物業之抵押契據訂立修訂契據。還款契據之目的為按當中條款清償貸款協議下所欠之債項。

載於下文「還款」一段之還款條款(包括還款契據及修訂契據之條款)乃經本公司與三菱重工公平磋商後釐定。

還款

還款契據

日期	：	二零零五年二月二十四日
訂約方	：	(1) 三菱重工，一間在日本註冊成立之公司，主要從事造船、電力系統、航空及工商機器業務。在董事作出所有合理查詢後，就彼等所知，所獲資料及相信，三菱重工及其最終實益擁有人為獨立第三方。 (2) 和記電業，本公司之全資附屬公司； (3) Stoneycroft，本公司之全資附屬公司； (4) Ever Rising，本公司之全資附屬公司；及 (5) 本公司
還款條款	：	和記電業根據貸款協議欠負三菱重工之債項將以支付6,000,000美元(相等於約46,800,000港元)之方式清償，該筆款項分別須於二零零五年三月十五日及十八日或之前分兩期支付各3,000,000美元(相等於約23,400,000港元)。 本公司及和記電業將共同及個別就還款契據之還款額負責。還款額乃由三菱重工與本公司經公平磋商後達致。於協定還款額時，本公司已計及支付還款額對其營運資金之影響，以及償還債款所導致之負債比率改善。 還款額之資金將由本集團之內部資源及銀行借款

根據還款契約，該債項(截至二零零四年十二月三十一日止為17,476,755.39美元(相等於約136,300,000港元))將以還款額6,000,000美元(相等於約46,800,000港元)悉數清還，本集團因而獲得收益11,476,755.39美元(相等於約89,500,000港元)，此項收益將歸入本集團截至二零零五年六月三十日止六個月之中期業績內。按本集團截至二零零四年六月三十日止之未經審核中期財務報表為基準，於還款完成後，本集團之長期借款將由141,037,000港元減至27,868,000港元(已計及其中減少約130,600,000港元債項本金，及新借入17,500,000港元長期債務以支付還款下之還款額。本集團之整體負債比率亦因還款而將由69%降低32%至37%(已計及為根據支付還款額而作出之銀行借款)。就此方面，董事相信，還款契據項下擬進行之還款完成後，本集團之長期負債將大為減輕，而本集團之債項總額及流動資金狀況整體上將有所改善。

考慮到本集團的內部資源及可用銀行信貸，董事認為本集團將有足夠現金在還款日期清還還款下之還款額，及在清還借款額後有足夠營運資金。

經計及本集團之財政狀況及本集團因還款而預期應計之財務利益，董事認為，就股東而言，還款契據及還款之條款屬公平合理，且符合本集團及本公司股東整體之最佳利益。

一般事項

還款根據上市規則構成本公司一項主要交易並須取得股東之批准。概無股東就還款之決議案須放棄投票。控股股東(於本公佈日期於本公司已發行股本合共持有約57.89%權益)已於二零零五年二月十八日發出書面批准，批准還款契據、還款及本公司據此須履行之責任。根據上市規則第14.44條，控股股東之書面批准乃獲接納以取代舉行股東大會，並將不會就批准還款契據及還款召開股東大會。

控股股東包括Modern Orbit Limited、李文輝先生、何秀月女士、李文彬先生、Fisherman Enterprises Inc.及余金霞女士，彼等分別擁有1,171,335,706股、33,564,388股、6,738,732股、4,719,000股、14,457,190股及52,097,162股股份之權益，分別佔本公司已發行股本約52.85%、1.51%、0.30%、0.21%、0.65%及2.35%。余金霞女士乃李文輝先生及李文彬先生之母親。何秀月女士乃李文輝先生之配偶。李文輝先生及李文彬先生為兄弟。李文輝先生及李文彬先生為執行董事；余金霞女士為非執行董事。Modern Orbit Limited由The WS Lee Unit Trust之信託人Cyber Tower Inc.全資擁有。The WS Lee Unit Trust之99%基金單位由李永森先生之家族成員(包括余金霞女士、李文輝先生及李文彬先生(全部均為受益人))全權信託持有。The WS Lee Unit Trust餘下之1%由Skylink International Asset Corporation持有，該公司於英屬處女群島註冊成立，由余金霞女士、李文輝先生及李文彬先生擁有。Fisherman Enterprises Inc.乃一間於英屬處女群島註冊成立之公司，由李文彬先生全資擁有。

一份載有還款(包括還款契據及修訂契據)詳情之通函將在本公佈日期後二十一日內寄發予股東。

釋義

於本公佈內，除非另有定義，於此所用詞彙具如下涵義：

「該等公佈」	指	本公司分別於二零零一年十一月三十日、二零零二年三月二十七日、二零零二年五月三十一日及二零零二年七月二日就(其中包括)貸款協議所作出之公佈；

付還款額對其營運資金之影響，以及償還債款所導致之負債比率改善。

還款額之資金將由本集團之內部資源及銀行借款38,400,000港元提供。銀行借款包括短期信貸15,000,000港元及長期銀行信貸23,400,000港元。短期銀行信貸之年息為6.25%至7%。長期銀行信貸之年息為6.25%，須於提取日期起計48個月償還。長期銀行信貸已授予本集團，但於本公佈日期尚未提取。董事擬於還款日期前提取。

債項

於二零零四年十二月三十一日，和記電業根據貸款協議欠負三菱重工合共17,476,755,39美元（相等於約136,300,000港元），即本金總額16,748,117.12 美元（相等於約130,600,000港元），連同據此之應計利息728,638.27美元（相等於約5,700,000港元）。利息728,638.27美元（相等於約5,700,000港元）包括就債項本金於二零零三年及二零零四年應付之利息，以及根據貸款協議條款就所拖欠利息按年息5%計算之利息。

先決條件

清償債項及解除該等物業之押記之先決條件為：

(a) 於二零零五年二月二十五日或之前向三菱重工、其僱員、代理及顧問交付本集團若干財務資料；

(b) 向三菱重工交付和記電業、本公司、Stoneycroft、Ever Rising就批准及授權簽立及履行還款契據各自之董事會決議案經核證副本；

(c) 向三菱重工交付控股股東批准履行還款契據之書面批准；

(d) 向三菱重工交付本公佈及本公司就還款契據及還款而刊發之任何其他公佈副本；

(e) 向三菱重工交付依據百慕達及香港之法律並按三菱重工所信納之形式之法律意見，表明本公司、和記電業、Stoneycroft及Ever Rising各自有能力訂立還款契據；而還款契據乃由本公司及和記電業按照彼等各自之組織章程文件及註冊成立之司法權區法律正式簽立。

(f) 向三菱重工交付由Stoneycroft、Ever Rising、和記電業及本公司於二零零五年二月二十四日（還款契據日期）正式簽立之修訂契據；及

(g) 本公司、和記電業、Stoneycroft、Ever Rising向三菱重工交付董事之證明文件，確認本公司及和記電業作為彼等一般事項而作出之陳述及保證於二零零五年三月十一日及於各還款日期仍屬真實及準確。

上文(a)所載之先決條件須於二零零五年二月二十五日前獲履行而上文(f)所載之先決條件須於二零零五年二月二十四日（還款契據日期）獲履行。上文(b)至(e)及(g)所載之其他先決條件須於二零零五年三月十一日前獲履行。三菱重工可全權酌情豁免上文(a)至(g)所載之先決條件。

完成

於各還款日期悉數支付還款額及履行先決條件後，三菱重工須解除本公司及和記電業各自根據貸款協議項下之責任。

倘(i)本公司及／或和記電業未能於任何還款日期支付還款額；(ii)任何先決條件於上文「還款 — 先決條件」一段所載之日期未能獲履行；或(iii)因本公司及／或和記電業之作為或遺漏或因法律及規例之實施而令支付還款額作廢或免除，則本公司及和記電業根據貸款協議之負債繼續有效，猶如訂約方從未訂立還款契據。

修訂契據

於二零零五年二月二十四日

(a) 三菱重工、Stoneycroft、和記電業及本公司就物業A之抵押A契據訂立修訂A契據；及

(b) 三菱重工、Ever Rising、和記電業及本公司就物業B之抵押B契據訂立修訂B契據。

修訂契據已修訂抵押契據之目的，是就履行還款契據延長抵押契據所設之該等物業之抵押，延長期間乃本公司及和記電業根據還款契據支付還款額及達成先決條件及本公司與和記電業遵守還款契據所載保證及承諾後至少六個月。有關期間乃由本公司與三菱重工磋商後協定。根據董事之經驗，董事認為於悉數償還結欠後一段時間內，貸款人持有抵押品以確保還款並非不尋常。因此，董事認為修訂契據規定之期間可予接受。

於本公司及和記電業全面履行還款契據時，三菱重工須應Stoneycroft及Ever Rising之要求解除根據抵押契據之條款就該等物業所設立之抵押。

還款之影響

本集團之主要業務為進口、推廣及分銷空調及冷凍產品、視聽器材、汽車音響及電子產品、汽車及汽車配件，以及其他電子及電器產品。

本集團於二零零二年及二零零三年十二月三十一日之經審核綜合資產淨值，以及本集團截至二零零三年十二月三十一日止兩個年度之除稅前後經審核綜合溢利／（虧損）如下：

	於二零零二年十二月三十一日／截至二零零二年十二月三十一日止年度 (港元)	於二零零三年十二月三十一日／截至二零零三年十二月三十一日止年度 (港元)
本集團之經審核綜合資產淨值	313,819,000	261,916,000

月三十一日及二零零二年七月二日就（其中包括）貸款協議所作出之公佈；

「先決條件」	指	載於標題為「還款—先決條件」一段之先決條件，「先決條件」按之詮釋；
「本公司」	指	和記行（集團）有限公司，於百慕達註冊成立之有限公司，其股份於香港聯合交易所有限公司主板上市；
「控股股東」	指	Modern Orbit Limited、李文輝先生、何秀月女士、李文彬先生、Fisherman Enterprises Inc.及余金霞女士，彼等合共擁有本公司1,282,912,178股股份之權益，佔本公司於本公佈日期之已發行股本約57.89%；
「債項」	指	貸款連同截至二零零四年十二月三十一日貸款協議項下貸款之應計利息728,638.27美元（相等於約5,700,000港元）；
「修訂契據」	指	修訂A契據及修訂B契據；
「修訂A契據」	指	三菱重工（作為承押人）、Stoneycroft（作為押記人）、和記電業及本公司於二零零五年二月二十四日就抵押A契據所簽訂之修訂契據；
「修訂B契據」	指	三菱重工（作為承押人）、Ever Rising（作為押記人）、和記電業及本公司於二零零五年二月二十四日就抵押B契據所簽訂之修訂契據；
「抵押契據」	指	抵押A契據及抵押B契據；
「抵押A契據」	指	Stoneycroft（作為押記人）、三菱重工（作為承押人）及本公司於二零零二年六月二十八日就物業A所簽訂之抵押契據；
「抵押B契據」	指	Ever Rising（作為押記人）、三菱重工（作為承押人）及本公司於二零零二年六月二十八日就物業B所簽訂之抵押契據；
「還款契據」	指	三菱重工、Stoneycroft、Ever Rising、和記電業及本公司於二零零五年二月二十四日就償還債項所簽訂之還款契據；
「董事」	指	本公司董事（包括獨立非執行董事）；
「Ever Rising」	指	Ever Rising Investments Limited，於香港註冊成立之有限公司，本公司之全資附屬公司；
「本集團」	指	本公司及其附屬公司；
「香港」	指	中華人民共和國香港特別行政區；
「獨立第三方」	指	獨立於本公司之第三方，並非本公司及其附屬公司或彼等各自之聯繫人士（定義見上市規則）之董事、主要行政人員及主要股東；
「上市規則」	指	香港聯合交易所有限公司證券上市規則；
「貸款」	指	三菱重工根據貸款協議借予和記電業本金額為17,039,689.38美元（相等於約133,000,000港元）之貸款；
「貸款協議」	指	三菱重工（作為貸款人）、和記電業（作為借款人）及本公司（作為擔保人）於二零零二年六月二十八日就貸款所簽訂之協議；
「三菱重工」	指	三菱重工業株式會社，於日本註冊成立之公司；
「物業A」	指	座落於香港新界葵涌青山道585-609號之和記行大廈之泊車位及A座二樓；
「物業B」	指	座落於香港新界葵涌青山道585-609號之和記行大廈B座二樓；
「該等物業」	指	物業A及物業B；
「還款」	指	按照還款契據之條款償還債項；
「還款額」	指	6,000,000美元（相等於約46,800,000港元）之金額；
「還款日期」	指	二零零五年三月十五及十八日，或本公司預先一個營業日向三菱重工發出通知書之該個較早日期（視乎情況而定），「還款日期」按之詮譯；
「股東」	指	持有本公司已發行股本中股份之持有人；
「Stoneycroft」	指	Stoneycroft Estates Limited，於香港註冊成立之有限公司，本公司之全資附屬公司；
「和記電業」	指	和記電業有限公司，於香港註冊成立之有限公司，為本公司之全資附屬公司；
「港元」	指	港元，香港之法定貨幣；及
「美元」	指	美元，美國之法定貨幣。

於本公佈日期，董事會成員包括執行董事李永森先生、李文輝先生、孫志冲先生、李文彬先生及汪濰東先生；非執行董事為余金霞女士；獨立非執行董事為陳文生先生、李卓民先生及陳德興先生。

於本公佈中，1.00美元被視作相當於7.80港元。此換算率僅為闡釋用途，換算不被解釋為有關數額已經、曾可或可以按上述或任何其他匯率換算之一項聲明。

承董事會命

和記行（集團）有限公司

執行主席兼行政總裁

#82-3990



Wo Kee Hong (Holdings) Limited

(Incorporated in Bermuda with limited liability)

To : Mr. Wing Sum LEE
Mr. Richard Man Fai LEE
Mr. Sammy Chi Chung SUEN
Mr. Jeff Man Bun LEE
Mr. Joseph Tik Tung WONG
Mr. Raymond Cho Min LEE
Mr. Boon Seng TAN
Mr. Kenji Tak Hing CHAN
Mdm Kam Har YUE

Notice is hereby given that a Meeting of the Directors of the Company will be held at the Board Room, 10/F., Block B, Wo Kee Hong Building, 585-609 Castle Peak Road, Kwai Chung, New Territories, Hong Kong on 21 September 2004 at 10:30 a.m. for the following purposes:-

AGENDA

(1) To approve the unaudited consolidated interim results of the Group for the six months ended 30 June 2004.

(2) To consider the payment of an interim dividend for the six months ended 30 June 2004, if any.

(3) To approve the draft press announcement of the interim results and the draft interim report for the six months ended 30 June 2004.

(4) To authorize the release of the interim results.

(5) To review the actual performance of the Group against the Management Plan for the period ending 31 December 2004.

(6) To discuss the proposal of settlement of debt due to Mitsubishi Heavy Industries Limited.

(7) To review the composition and quorum of the Executive Directors' Committee.

(8) To approve the revised Terms of Reference of the Audit Committee.

(9) To transact any other business.

Dated this the 16th day of September 2004.



Wo Kee Hong (Holdings) Limited

(Incorporated in Bermuda with limited liability)

To : Mr. Wing Sum LEE
Mr. Richard Man Fai LEE
Mr. Sammy Chi Chung SUEN
Mr. Jeff Man Bun LEE
Mr. Tik Tung WONG
Mr. Raymond Cho Min LEE
Mr. Boon Seng TAN
Mr. Kenji Tak Hing CHAN
Ms. Kam Har YUE

Notice is hereby given that a Meeting of the Directors of the Company will be held at the Conference Room 3 of Business Center (LG level), JW Marriott Hotel Hong Kong, Pacific Place, 88 Queensway, Hong Kong on 25 April 2005 at 11:30 a.m. for the following purposes:-

AGENDA

1. To approve the draft audited consolidated final results of the Group for the year ended 31 December 2004:-

   (a) To approve the draft press announcement of final results 2004.

   (b) To approve the draft Annual Report 2004.

   (c) To review the contents of the management letter received from Messrs. RSM Nelson Wheeler.

2. To consider the final dividend for the year ended 31 December 2004.

3. For the Annual General Meeting,

   (a) to approve the draft Notice of Annual General Meeting.

   (b) to note that Ms. Kam Har YUE and Mr. Jeff Man Bun LEE will retire by rotation and, being eligible, offer themselves for re-election as Directors of the Company at the forthcoming Annual General Meeting.

   (c) to note that Mr. Tik Tung WONG and Mr. Kenji Tak Hing CHAN will retire from office and, being eligible, offer themselves for re-election as Directors of the Company at the forthcoming Annual General Meeting.

   (d) to consider the payment of Directors' fees and remuneration.

(e) to note that Messrs. RSM Nelson Wheeler will retire and, being eligible, offer themselves for re-election at the forthcoming Annual General Meeting.

(f) to approve the draft circular relating to the General Mandates to repurchase securities and to issue new shares, and proposed amendments to the Bye-Laws of the Company.

4. To review the Group's Management Plan to 31 December 2005.

5. To review the corporate governance practice of the Company:-

(a) To adopt Code Provisions of Appendix 14 - Code on Corporate Governance Practices.

(b) (i) To adopt the code of conduct for directors' dealing set out in Appendix 10 of the Listing Rules ("Model Code").

(ii) To adopt the Model Code as guidelines for relevant employees in respect of their trading in the Company's securities.

(c) To approve and endorse the new terms of reference of the audit committee of the Company.

(d) To consider the necessity to separate the role of Chairman and Chief Executive Officer.

(e) To consider fixing a two-year term for the non-executive directors (including independent non-executive directors).

(f) To discuss the setting up of a remuneration committee and its terms of reference.

(g) To discuss the report on reviewing the need for setting up an internal audit committee of the Company.

6. To note the list of documents under seal approved for the period from 1 January 2004 to 31 December 2004.

7. To transaction any other business.

Dated this the 21st day of April 2005.



Phyllis Sum Yu NG
Company Secretary

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.



WO KEE HONG (HOLDINGS) LIMITED

(Incorporated in Bermuda with limited liability)
(Stock code: 720)

DISCLOSEABLE TRANSACTION
DISPOSAL OF INVESTMENT AND PROPERTY HOLDING COMPANIES

The Board of Directors are pleased to announce that on 6 September 2004, the Vendor, a wholly owned subsidiary of the Company, has entered into a sale and purchase agreement with the Purchaser in relation to the disposal of the entire issued share capital of and shareholder's loan due from Build Name. Build Name owns the entire issued share capital of and shareholder's loan due from Vincent Talent. Vincent Talent is the owner of Vincent Talent Property.

The disposal of the entire issued share capital of and shareholder's loan due from Build Name is for a consideration of US$297,750, 30% of which (i.e. US$89,325) has been paid to the Vendor upon signing of the Build Name Disposal Agreement, with the remaining amount of US$208,425 to be paid by the Purchaser to the Vendor on Completion Date.

The Board of Directors are pleased to further announce that on 6 September 2004, the Vendor, a wholly owned subsidiary of the Company, has entered into a sale and purchase agreement with the Purchaser in relation to the disposal of the entire issued share capital of and shareholder's loan due from Pool Fit. Pool Fit owns the entire issued share capital of and shareholder's loan due from Winner Mind. Winner Mind is the owner of Winner Mind Property.

The disposal of the entire issued share capital of and shareholder's loan due from Pool Fit is for a consideration of US$476,250, 30% of which (i.e. US$142,875) has been paid to the Vendor upon signing of the Pool Fit Disposal Agreement, with the remaining amount of US$333,375 to be paid by the Purchaser to the Vendor on Completion Date.

The aggregate consideration for the disposal of Build Name and Pool Fit amount to 8.73% of the market capitalisation of the Company by reference to the average closing price of the Company's shares as stated in the Stock Exchange's quotation sheets for the five (5) business days immediately preceding the date of the Disposal Agreements. Therefore, the Disposals in aggregate constitute a discloseable transaction for the Company under Chapter 14 of the Listing Rules.

A circular containing further details of the Disposals shall be despatched to the shareholders of the Company within twenty one (21) days from the date of this announcement.

INTRODUCTION

The Board of Directors are pleased to announce that on 6 September 2004, the Vendor, a wholly owned subsidiary of the Company, has entered into a sale and purchase agreement with the Purchaser in relation to the disposal of the entire issued share capital of and shareholder's loan due from Build Name. Build Name owns the entire issued share capital of and shareholder's loan due from Vincent Talent. Vincent Talent is the owner of Vincent Talent Property.

The disposal of the entire issued share capital of and shareholder's loan due from Build Name is for a consideration of US$297,750, 30% of which (i.e. US$89,325) has been paid to the Vendor upon signing of the Build Name Disposal Agreement, with the remaining amount of US$208,425 to be paid by the Purchaser to the Vendor on Completion Date.

The Board of Directors are pleased to further announce that on 6 September 2004, the Vendor, a wholly owned subsidiary of the Company, has entered into a sale and purchase agreement with the Purchaser in relation to the disposal of the entire issued share capital of and shareholder's loan due from Pool Fit. Pool Fit owns the entire issued share capital of and shareholder's loan due from Winner Mind. Winner Mind is the owner of Winner Mind Property.

The disposal of the entire issued share capital of and shareholder's loan due from Pool Fit is for a consideration of US$476,250, 30% of which (i.e. US$142,875) has been paid to the Vendor upon signing of the Pool Fit Disposal Agreement, with the remaining amount of US$333,375 to be paid by the Purchaser to the Vendor on Completion Date.

Build Name and Pool Fit will cease to become the Company's subsidiaries upon the completion of the Disposals. The Company has confirmed that to the best of the knowledge, information and belief of the board of directors of the Company, having made all reasonable enquiry, the Purchaser and its ultimate beneficial owner are third parties independent of the Company and are not connected persons (as defined in the Listing Rules) of the Company.

BUILD NAME DISPOSAL AGREEMENT

Date	:	6 September 2004
Parties	:	(1) Purchaser : Gold Action Holdings Limited, a company incorporated in the British Virgin Islands and is wholly and beneficially owned by an Independent Third Party
		(2) Vendor : Most Advance International Limited, a company incorporated in the British Virgin Islands and is wholly owned by the Company
Consideration	:	US$297,750, 30% of which, being US$89,325 has been paid to the Vendor upon signing, with the remaining balance of the consideration, being US$208,425, to be paid upon Completion Date. Such consideration was arrived at after arms-length negotiation between the Vendor and the Purchaser, by reference to the prices of comparable properties in the local area.
Completion	:	On Completion Date, being a business day to be nominated by the Vendor by informing the Purchaser in writing at least five (5) business days prior and in any event shall not be later than three (3) months after the date of this Agreement.

In the event the Vendor materially breaches any of its completion obligation, the Purchaser has the option to (i) terminate the agreement by written notice to the Vendor; (ii) extend completion by mutual agreement or (iii) to lease the Vincent Talent Property. If the Purchaser opts for the third option, the terms of such lease will be for thirty-three (33) months commencing from 6 December 2004, renewable for another term with three (3) months' notice. The rent and management fee for such property will be US$2,501.1 per month, which was determined by reference to other comparable leases in the local area. The initial payment of consideration of 30% being US$89,325 will be set off against any rent and management fee for such tenancy agreement.

The Vincent Talent Property is currently subject to a tenancy agreement but it will become vacant upon the termination of the said tenancy agreement which will take place on or before the Completion Date.

POOL FIT DISPOSAL AGREEMENT

Date	:	6 September 2004
Parties	:	(1) Purchaser : Gold Action Holdings Limited, a company incorporated in the British Virgin Islands and is wholly and beneficially owned by an Independent Third Party
		(2) Vendor : Most Advance International Limited, a company incorporated in the British Virgin Islands and is wholly owned by the Company
Consideration	:	US$476,250, 30% of which, being US$142,875 has been paid to the Vendor upon signing, with the remaining balance of the consideration, being US$333,375, to be paid upon Completion Date. Such consideration was arrived at after arms-length negotiation between the Vendor and the Purchaser, by reference to the prices of comparable properties in the local area.
Completion	:	On Completion Date, being a business day to be nominated by the Vendor by informing the Purchaser in writing at least five (5) business days prior and in any event shall not be later than three (3) months after the date of this Agreement.

In the event the Vendor materially breaches any of its completion obligation, the Purchaser has the option to (i) terminate the agreement by written notice to the Vendor; (ii) extend completion by mutual agreement or (iii) to lease the Winner Mind Property. If the Purchaser opts for the third option, the terms of such lease will be for thirty-three (33) months commencing from 6 December 2004, renewable for another term with three (3) months' notice. The rent and management fee for such property will be US$4,000.5 per month, which was determined by reference to other comparable leases in the local area. The initial consideration of 30% being US$142,875 will be set off against any rent and management fee for such tenancy agreement.

Prior to the completion of the disposal of Pool Fit, the Winner Mind Property is held by the Group for sale. The Winner Mind Property is at present vacant.

INFORMATION ON BUILD NAME

Prior to the signing of the Build Name Disposal Agreement, Build Name's entire issued share capital, and the entire amount of its shareholder's loan in the sum of HK$4,671,650.25 (as at 6 September 2004) due from Build Name was owned by the Vendor. Build Name is an investment holding company, owning the entire issued share capital of, and shareholder's loan due from Vincent Talent. Vincent Talent is a single purpose property holding company owning the Vincent Talent Property, which is a commercial property the interests of which was acquired by the Group in 1994. The area of Vincent Talent Property is 119.1 square meters.

The audited consolidated negative net asset value of Build Name as at 31 December 2003 is HK$1,890,974. The audited consolidated net loss both before and after taxation attributable to Build Name was HK$3,044 for the year ended 31 December 2003 and HK$209,379 for the year ended 31 December 2002.

INFORMATION ON POOL FIT

Prior to the signing of the Pool Fit Disposal Agreement, Pool Fit's entire issued share capital, and the entire amount of its shareholder's loan in the sum of HK$6,849,392.32 (as at 6 September 2004) due from Pool Fit was owned by the Vendor. Pool Fit is an investment holding company, owning the entire issued share capital of, and shareholder's loan due from Winner Mind. Winner Mind is a single purpose property holding company owning the Winner Mind Property, which is a commercial property the interests of which was acquired by the Group in 1994. The area of Winner Mind Property is 190.5 square meters.

The audited consolidated negative net asset value of Pool Fit as at 31 December 2003 is HK$2,455,463. The audited consolidated net profit both before and after taxation attributable to Pool Fit for the year ended 31 December 2003 was HK$466,733, and the audited consolidated net loss both before after taxation attributable to Pool Fit for the year ended 31 December 2002 was HK$126,914.

REASONS FOR THE DISPOSAL AND THE USE OF PROCEEDS

The Company has obtained legal title of the Vincent Talent Property and the Winner Mind Property since 1998. Having considered the price offered by the Purchaser and the property market in Beijing, the directors of the Company see this as a good opportunity to realise such properties so that the Company's assets could be utilised in a more effective way. The proceeds being realised will be used as general working capital of the Company and its subsidiaries.

The disposal of Build Name will realise a loss of HK$468,342.51 over the book value of the shares of and shareholders' loan due from Build Name. The disposal of Pool Fit will realise a loss of HK$601,239.19 over the book value of the shares of and shareholders' loan due from Pool Fit.

The Directors considered that the Disposal Agreements are on terms that are fair and reasonable with reference to the advices from the estate agents on the recent comparable transactions in the local area.

GENERAL

To the best of the knowledge, information and belief of the board of directors of the Company, having made all reasonable enquiry, the Purchaser is a single purpose company for the purpose of entering into the Disposal Agreements.

The aggregate consideration for the disposal of Build Name and Pool Fit amount to 8.73% of the market capitalisation of the Company by reference to the average closing price of the Company's shares as stated in the Stock Exchange's quotation sheets for the five (5) business days immediately preceding the date of the Disposal Agreements. Therefore, the Disposals in aggregate constitute a discloseable transaction for the Company under Chapter 14 of the Listing Rules.

The Company has confirmed that to the best of the knowledge, information and belief of the board of directors of the Company, having made all reasonable enquiry, the Purchaser and its ultimate beneficial owner are third parties independent of the Company and are not connected persons (as defined in the Listing Rules) of the Company.

A circular, disclosing further details of the Disposals shall be despatched to the shareholders of the Company within 21 days from the date of this announcement.

INFORMATION ON THE COMPANY

The Company and its subsidiaries engage in the import, marketing and distribution of air-conditioning and refrigeration products, audio-visual equipment; car audio and electronic products, motor vehicles and car accessories; and other electronic and electrical products.

DEFINITIONS

"Board of Directors"	the board of directors of the Company
"Build Name"	Build Name Development Limited, a company incorporated in the British Virgin Islands and is wholly owned by the Vendor
"Build Name Disposal Agreement"	a sale and purchase agreement in relation to the entire issued share capital of, and shareholder's loan to Build Name, entered into between the Vendor and the Purchaser on 6 September 2004
"Company"	Wo Kee Hong (Holdings) Limited, a company incorporated in Bermuda, the shares of which are listed on the Stock Exchange
"Completion Date"	a business day to be nominated by the Vendor by informing the Purchaser in writing at least five (5) business days prior and in any event shall not be later than three (3) months after the date of the Disposal Agreements
"Disposals"	disposal of Build Name and Pool Fit in pursuance to the Disposal Agreements
"Disposal Agreements"	the Build Name Disposal Agreement and the Pool Fit Disposal Agreement
"Group"	the Company and its subsidiaries
"Independent Third Party"	an independent third party which is not connected with the chief executive, directors and substantial shareholder(s) of the Company or any of its subsidiaries and their respective associates
"Listing Rules"	Rules Governing the Listing of Securities on the Stock Exchange
"Pool Fit"	Pool Fit Investments Limited, a company incorporated in the British Virgin Islands and is wholly owned by the Vendor
"Pool Fit Disposal Agreement"	a sale and purchase agreement in relation to the entire issued share capital of, and shareholder's loan to Pool Fit, entered into between the Vendor and the Purchaser on 6 September 2004
"Purchaser?	Gold Action Holdings Limited, a company incorporated in the British Virgin Islands and is 100% owned by an Independent Third Party
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"US$"	the lawful currency of United States
"Vendor"	Most Advance International Limited, a company incorporated in the British Virgin Islands and is wholly owned by the Company
"Vincent Talent"	Vincent Talent Limited, a company incorporated in Hong Kong and is wholly owned by Build Name
"Vincent Talent Property"	a property situated at Unit 1906, Beijing Bright China Chang An Building, No.7 Jianguomennei Da Jie, Doncheng District, Beijing, People's Republic of China
"Winner Mind"	Winner Mind Limited, a company incorporated in Hong Kong and is wholly owned by Pool Fit
"Winner Mind Property"	a property situated at Unit 1907, Beijing Bright China Chang An Building, No.7 Jianguomennei Da Jie, Doncheng District, Beijing, People's Republic of China.

For the purpose of illustration only and unless otherwise stated, the conversion of US$ into HK$ is based on the exchange rate of US$1.00 to HK$7.75. Such conversion should not be construed as a representation that the amount in question have been, could have been or could be converted at any particular rate at all.

By order of the Board
WO KEE HONG (HOLDINGS) LIMITED
Richard Man Fai LEE
Executive Chairman & CEO

As at the date of this announcement, the Board comprises of :

Executive Directors:
Wing Sum LEE
Richard Man Fai LEE
Sammy Chi Chung SUEN
Jeff Man Bun LEE
Tik Tung WONG

Non-executive Director:
Kam Har YUE

Independent Non-executive Directors:
Boon Seng TAN
Raymond Cho Min LEE
Kenji Tak Hing CHAN

7 September 2004, Hong Kong

…確性亦不發表任何聲明，並明確表示概不就因本公佈全部或任何部份內容而…



S HOLDINGS LIMITED
…團有限公司*
…冊成立之有限公司)
…號：00306)

…披露交易

…公司訂立一項收購協議，向襄樊交通局收購神州運業全部國有…約等於99,117,000港元)。根據上市規則第14章，收購事項構成一…理可行情況下盡快寄發予股東。

上述代價淨額乃參照截至收購事項當日土地之最新市價(反映於近期在毗鄰位置一幅土地的出售交易)而釐定。大潤發主要經營超市業務，並為獨立第三方，與本公司或其任何附屬公司之董事、行政總裁或主要股東或彼等任何聯繫人士概無關連。基於大潤發於襄樊市投資新開設一間零售店，大潤發對上述一幅土地感興趣(惟並非神州運業之其他經營資產)，因此，襄樊市政府施加上述就收購事項之一項轉售條件，以達成其特定投資要求。由於緊隨收購事項後就此項土地使用權之評估值(根據前面所述之資產評估報告)及賬面淨值為約人民幣39,358,000元(相當於約36,997,000港元)，故神州運業及本集團將會產生出售後之淨收益約人民幣14,102,000元(相當於約13,256,000港元)，而出售所得款項淨額人民幣53,460,000元將用作營運資金。

若干經營資產受有抵押債權人之押記所規限，此等資產包括4幅土地、2項物業及7輛汽車。該等已抵押資產之收購事項在收購協議中並未清晰闡明。然而，襄樊交通局及神州運業已通知湖北冠忠及該等有抵押債權人有關收購事項之詳情。因此，湖北冠忠之法律顧問相信，協議之效力將不受影響。

於二零零四年八月五日，神州運業取得外商投資企業批准證書。於本公佈刊發日期，神州運業仍須就營運取得下列許可證：

1. 交通部門之道路運輸經營許可證；
2. 工商行政管理機關之外資企業營業執照；
3. 稅務機關之稅務登記證；
4. 質量技術監督部門之組織機構代碼證。

湖北冠忠之法律顧問相信，神州運業於取得上述批准一事不會有任何重大法律上障礙。

除上文披露者外，並無其他先決條件。湖北冠忠之法律顧問認為，當全部上述之條件達成後，協議之簽立將具合法效力。收購事項預期完成日期將為二零零五年一月三十日或之前。

湖北冠忠之法律顧問認為湖北冠忠(作為一家外國企業)在投資於神州運業所屬之運輸業並不受限制。

進行收購事項之理由及預期將帶來之利益

本公司之商業策略為擴大其於中國大陸之運輸服務，而於此收購事項完成後本公司將獲得神州運業之經營性淨資產，可使本公司擴大其於中國大陸湖北省之業務。

通過收購事項，本公司取得機會於中國大陸之主要工業區華中地區擴大投資。董事認為，彼預期將成為該區域一個關鍵產業，而該地區之現有運輸服務尚未全面發展，且發展水準不高。本公司希望藉此機會於該地區之運輸服務市場獲取更大市場份額。

一般事項

根據上市規則14章規定，收購事項構成一項須予披露交易。本公司將盡快向股東寄發一份載有收購事項詳情之通函。

釋義

於本公佈內，除文義另有所指外，下列詞彙具備以下涵義：

「收購事項」 指 收購協議項下擬進行之交易；

「收購協議」 指 由買方湖北冠忠與賣方襄樊交通局於二零零四年八月三十一日訂立之買賣協議(中文)，據此，湖北冠忠同意向襄樊交通局收購神州運業之全部國有經營性淨資產；

「董事會」 指 董事會；

「本公司」 指 冠忠巴士集團有限公司，一間於百慕達註冊成立且股份於聯交所上市之有限公司；

「完成」 指 收購事項之完成；

「大潤發」 指 台灣大潤發公司，為一間於中國從事超級市場業務之公司，其有權根據收購事項之一項條件自神州運業收購一幅土地；

「董事」 指 本公司董事；

「本集團」 指 本公司及其附屬公司；

「香港」 指 中國香港特別行政區；

「湖北冠忠」 指 香港冠忠(湖北)交通發展有限公司，為於香港註冊成立之本公司全資附屬公司；

「上市規則」 指 聯交所證券上市規則；

「中國」 指 中華人民共和國；

「人民幣」 指 人民幣，中國貨幣；

「股份」 指 本公司股本中每股面值0.10港元之普通股；

「股東」 指 股份持有人；

「神州運業」 指 湖北神州運業集團有限公司，於收購事項前為一家國有企業；

「聯交所」 指 香港聯合交易所有限公司；及

「襄樊交通局」 指 襄樊市交通局。

於本公佈內，人民幣兌港元之匯率為人民幣1元兌0.94港元，僅供參考之用。

[illegible]

承董事會命
冠忠巴士集團有限公司
主席
黃松柏

香港，二零零四年九月七日

* 僅供識別

股市猶如人生，如果不知足，不為貪慾所惑。」

香港聯合交易所有限公司對本公佈之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本公佈全部或任何部份內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。



WO KEE HONG (HOLDINGS) LIMITED
和記行(集團)有限公司*

(於百慕達註冊成立之有限公司)

(股份編號：720)

須予披露交易
出售投資及物業持有公司

董事會欣然宣佈，於二零零四年九月六日，賣方(本公司之一家全資附屬公司)與買方就出售Build Name之全部已發行股本，以及Build Name所欠負之股東貸款簽定一份買賣協議。Build Name擁有盛暢之全部已發行股本及盛暢所欠負之股東貸款，盛暢乃盛暢物業之擁有人。

出售Build Name之全部已發行股本及Build Name所欠負之股東貸款之代價為297,750美元。買方已於簽定Build Name出售協議時向賣方支付當中之30%(即89,325美元)。買方將於完成日期向賣方支付餘下之208,425美元。

董事會亦欣然宣佈，於二零零四年九月六日，賣方(本公司之一家全資附屬公司)與買方就出售Pool Fit之全部已發行股本，以及Pool Fit所欠負之股東貸款簽定一份買賣協議。Pool Fit擁有飢暢之全部已發行股本及飢暢所欠負之股東貸款，飢暢乃飢暢物業之擁有人。

出售Pool Fit之全部已發行股本及Pool Fit所欠負之股東貸款之代價為476,250美元。買方已於簽定Pool Fit出售協議時向賣方支付當中之30%(即142,875美元)。買方將於完成日期向賣方支付餘下之333,375美元。

參照聯交所報價表所示本公司之股份於緊接簽定出售協議日期前五(5)個交易日之平均收市價計算，出售Build Name及Pool Fit之代價共佔本公司市值之8.73%。據此，根據上市規則第十四章，出售事項構成本公司之須予披露交易。

一份載有出售事項詳情之通函將於本公佈日期後之二十一(21)天內寄發予本公司之股東。

緒言

董事會欣然宣佈，於二零零四年九月六日，賣方(本公司之一家全資附屬公司)與買方就出售Build Name之全部已發行股本，以及Build Name所欠負之股東貸款簽定一份買賣協議。Build Name擁有盛暢之全部已發行股本及盛暢所欠負之股東貸款，盛暢乃盛暢物業之擁有人。

出售Build Name之全部已發行股本及Build Name所欠負之股東貸款之代價為297,750美元。買方已於簽定Build Name出售協議時向賣方支付當中之30%(即89,325美元)。買方將於完成日期向賣方支付餘下之208,425美元。

董事會亦欣然宣佈，於二零零四年九月六日，賣方(本公司之一家全資附屬公司)與買方就出售Pool Fit之全部已發行股本，以及Pool Fit所欠負之股東貸款簽定一份買賣協議。Pool Fit擁有飢暢之全部已發行股本及飢暢所欠負之股東貸款，飢暢乃飢暢物業之擁有人。

出售Pool Fit之全部已發行股本及Pool Fit所欠負之股東貸款之代價為476,250美元。買方已於簽定Pool Fit出售協議時向賣方支付當中之30%(即142,875美元)。買方將於完成日期向賣方支付餘下之333,375美元。

於完成出售事項後，Build Name及Pool Fit不再為本公司之附屬公司。本公司已確認，據本公司之董事作出一切合理查詢後所知、了解及相信，買方及其最終實益擁有人均為獨立於本公司之第三方，並非本公司之關連人士(按上市規則之定義)。

BUILD NAME出售協議

簽署日期：二零零四年九月六日

締約方：(1) 買方：Gold Action Holdings Limited，一家於英屬處女群島註冊成立之公司，由一位獨立第三方全資及實益擁有
(2) 賣方：Most Advance International Limited，一家於英屬處女群島註冊成立之公司，由本公司全資擁有

代價：297,750美元，當中之30%(89,325美元)已於簽定協議時支付予賣方，代價餘額208,425美元將於完成日期支付。該代價乃買方與賣方經參考物業所在地區類似物業之價格公平磋商釐定。

完成：於完成日期當日，即賣方指定之一個營業日，由賣方於最少五(5)個營業日前以書面形式通知買方，及在任何情況下不得遲於本協議日期後三(3)個月。

倘若賣方嚴重違反其任何完成責任，買方有權選擇：(i)以書面形式通知賣方終止協議；(ii)要賣方協商下延遲完成日期或(iii)租用盛暢物業。如買方選擇第三項權利，該項租賃將由二零零四年十二月六日開始，為期三十三(33)個月，期滿後可以三(3)個月通知續期，經參考物業所在地區類似租賃價值，該物業之租金及管理費每月2,501.1美元。首期所支付代價之30%(89,325美元)將用以抵銷該租約下之任何租金及管理費。

盛暢物業目前訂有租約，但會於完成日期當日或之前終止，因而該物業將會空置。

POOL FIT出售協議

簽署日期：二零零四年九月六日

締約方：(1) 買方：Gold Action Holdings Limited，一家於英屬處女群島註冊成立之公司，由一位獨立第三方全資及實益擁有
(2) 賣方：Most Advance International Limited，一家於英屬處女群島註冊成立之公司，由本公司全資擁有

代價：476,250美元，當中之30%(142,875美元)已於簽定協議時支付予賣方，代價餘額333,375美元將於完成日期支付。該代價乃買方與賣方經參考物業所在地區類似物業之價格公平磋商釐定。

完成：於完成日期當日，即賣方指定之一個營業日，由賣方於最少五(5)個營業日前以書面形式通知買方，及在任何情況下不得遲於本協議日期後三(3)個月。

倘若賣方嚴重違反其任何完成責任，買方有權選擇：(i)以書面形式通知賣方終止協議；(ii)要賣方協商下延遲完成日期或(iii)租用飢暢物業。如買方選擇第三項權利，該項租賃將由二零零四年十二月六日開始，為期三十三(33)個月，期滿後可以三(3)個月通知續期，經參考物業所在地區類似租賃價值，該物業之租金及管理費每月4,000.5美元。首期所支付代價之30%(142,875美元)將用以抵銷該租約下之任何租金及管理費。

於完成出售Pool Fit後，飢暢物業由本集團持有作銷售用途，飢暢物業現為空置。

Build Name之資料

於簽訂Build Name出售協議前，Build Name之全部已發行股本，及Build Name所欠之全部股東貸款4,671,650.25港元(於二零零四年九月六日)皆由賣方所擁有。Build Name為一投資控股公司，擁有盛暢全部已發行股本及盛暢所欠之股東貸款。盛暢為一單一目的之物業持有公司，擁有盛暢物業，此為一商用物業，本集團於一九九四年購入其權益。盛暢物業之面積為119.1平方米。

[illegible]

Pool Fit之資料

於簽訂Pool Fit出售協議前，Pool Fit之全部已發行股本，及Pool Fit所欠之全部股東貸款6,849,392.32港元(於二零零四年九月六日)皆由賣方所擁有。Pool Fit為一投資控股公司，擁有飢暢全部已發行股本及飢暢所欠之股東貸款。飢暢為一單一目的之物業持有公司，擁有飢暢物業，此為一商用物業，本集團於一九九四購入其權益。飢暢物業之面積為190.5平方米。

[illegible]

出售理由及所得款項用途

本公司自一九九八年起得到盛暢物業及飢暢物業之法定所有權。考慮買方出價及北京之物業市值後，本公司董事認為此乃變賣該投資物業以更有效運用本公司資產的好機會。變賣所得款項將用作本公司及其附屬公司之一般營運資金。

出售Build Name會於Build Name之股份賬面值及應欠股東貸款上實現468,342.51港元之虧損。出售Pool Fit會於Pool Fit之股份賬面值及應欠股東貸款上實現601,239.19港元之虧損。

董事參考物業代理在比較近期同區物業交易的意見後，認為出售協議之條款乃公平及合理。

一般資料

根據本公司董事會在作出一切合理查詢後所知、了解及相信，買方為進行出售協議之單一目的之公司。

參照聯交所報價表所示本公司之股份於緊接簽定出售協議日期前五(5)個交易日之平均收市價計算，出售Build Name及Pool Fit之代價共佔本公司市值之8.73%。據此，根據上市規則第十四章，出售事項構成本公司之須予披露交易。

本公司已確認，據本公司之董事作出一切合理查詢後所知及相信，買方及其最終實益擁有人均為獨立於本公司之第三方，並非本公司之關連人士(按上市規則之定義)。

一份載有出售事項詳情之通函將於本公佈日期後之二十一(21)天內寄發予本公司之股東。

本公司之資料

本公司及其附屬公司從事入口、營銷及分銷空調及冷凍產品、影音設備、汽車音響及電子產品、汽車及汽車配件，以及其他電子及電器產品。

釋義

「董事會」	指	本公司董事會
「Build Name」	指	Build Name Development Limited，一間於英屬處女群島註冊成立之公司並由賣方全資擁有
「Build Name出售協議」	指	賣方與買方於二零零四年九月六日訂立之買賣協議，內容關於出售Build Name之全部已發行股本及股東貸款
「本公司」	指	和記行(集團)有限公司，一間於百慕達註冊成立之公司，其股份於聯交所上市
「完成日期」	指	賣方指定之一個營業日，由賣方在至少五(5)個營業日前以書面方式通知買方，及在任何情況下不得遲於出售協議日期後三(3)個月
「出售事項」	指	根據出售協議出售Build Name及Pool Fit
「出售協議」	指	Build Name出售協議及Pool Fit出售協議
「本集團」	指	本公司及其附屬公司
「獨立第三方」	指	與本公司或其任何附屬公司之主要行政人員、董事及主要股東及彼等各自之聯繫人概無關連之獨立第三方
「上市規則」	指	聯交所證券上市規則
「Pool Fit」	指	Pool Fit Investments Limited，一間於英屬處女群島註冊成立之公司並由賣方全資擁有
「Pool Fit出售協議」	指	賣方與買方於二零零四年九月六日訂立之買賣協議，內容關於出售Pool Fit之全部已發行股本及股東貸款
「買方」	指	Gold Action Holdings Limited，一間於英屬處女群島註冊成立之公司，由獨立第三方全資擁有
「聯交所」	指	香港聯合交易所有限公司
「美元」	指	美國之法定貨幣
「賣方」	指	Most Advance International Limited，一間於英屬處女群島註冊成立之公司並由本公司全資擁有
「盛暢」	指	盛暢有限公司，一間於香港註冊成立之公司並由Build Name全資擁有
「盛暢物業」	指	一項位於中華人民共和國北京東城區建國門內大街7號光華長安大廈1906室之物業
「飢暢」	指	飢暢有限公司，一間於香港註冊成立之公司並由Pool Fit全資擁有
「飢暢物業」	指	一項位於中華人民共和國北京東城區建國門內大街7號光華長安大廈1907室之物業

僅為說明用途及除非另有所指，美元按1.00美元兌7.75港元之匯率換算為港元，該項換算並不能詮釋為有關款額已經，或將會或可以按任何特定匯率換算之一項聲明。

承董事會命
和記行(集團)有限公司
執行主席兼行政總裁
李文輝

於本公佈日期，董事會成員包括：

執行董事：
李永森
李文輝
吳志坤
李文彬
任錦東

非執行董事：
余金磊

獨立非執行董事：
陳文生
李卓民
謝德興

香港，二零零四年九月七日

…對其準確性或完整性亦不發表任何…

[illegible]

WO KEE HONG (HOLDINGS) LIMITED

(Incorporated in Bermuda with limited liability)
(Stock Code: 720)

2004 INTERIM RESULTS (UNAUDITED)

WO KEE HONG (HOLDINGS) LIMITED is a holding company with major subsidiaries engaged in the import, marketing, distribution and after-sales service of high quality, brand-name products serving customers in the Asian region and in particular, the markets of Mainland China, Hong Kong, Macau, Singapore and Malaysia. The products include principally air-conditioning; domestic appliances; audio-visual electrical items including car audio; motor vehicles and accessories; and other electronic products.

RESULTS

The Directors of Wo Kee Hong (Holdings) Limited (the "Company") announce that the unaudited consolidated results of the Company and its subsidiaries (the "Group") for the six months ended June 30, 2004, along with the comparative figures for the corresponding period and selected explanatory notes, are as follows:–

	Notes	Unaudited Six months ended June 30 2004 *HK$'000*	2003 *HK$'000*
Turnover	2	278,562	267,361
Cost of sales		(214,684)	(209,153)
Gross profit		63,878	58,208
Other operating income		3,756	7,341
Investment income		43	534
Distribution costs		(23,727)	(27,032)
Administrative expenses		(43,471)	(44,930)
Loss on disposal of investment properties		-	(8,526)
Surplus on revaluation of properties held for sale		-	5,000
Profit (Loss) from operations	3	479	(9,405)
Finance costs		(4,390)	(5,272)
Restructuring costs		(1,320)	-
Share of result of an associate		(10,793)	159
Loss before taxation		(16,024)	(14,518)
Income tax	4	12,780	(835)
Loss after taxation		(3,244)	(15,353)
Minority interests		951	579
Loss attributable to shareholders		(2,293)	(14,774)
Loss per share – Basic	5	(0.10 cents)	(1.47 cents)

Notes:–

1. **Significant accounting policies**

   The unaudited condensed consolidated interim financial statements have been prepared in accordance with the Statement of Standard Accounting Practice ("SSAP") 25, "Interim financial reporting", issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA").

   The condensed interim financial statements should be read in conjunction with the 2003 annual financial statements.

   The accounting policies adopted are consistent with those followed in the Group's annual financial statements for the year ended December 31, 2003.

2. **Business and geographical segments**

   Turnover represents the net invoiced value of goods sold, after allowances for returns and trade discounts, and maintenance service income during the period. An analysis of the Group's unaudited segment revenues and results for business segments and geographical segments for the period is as follows :

   Business segments

   Six months ended June 30, 2004

	Air-conditioning products HK$'000	Audio-visual and other electrical products HK$'000	Cars and car accessories HK$'000	Direct marketing HK$'000	Property investment HK$'000	Eliminations HK$'000	Consolidated HK$'000
Turnover							
External sales	[illegible]	[illegible]	[illegible]	[illegible]	-	-	278,562
Inter-segment sales	[illegible]	[illegible]	-	[illegible]	-	[illegible]	-
Total turnover	[illegible]	[illegible]	[illegible]	[illegible]	-	[illegible]	278,562
Inter-segment sales are charged at prevailing market rates							
Results							
Segment results	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	847
Unallocated corporate expenses							(368)
Profit from operations							479
Finance costs							(4,390)
Restructuring costs							(1,320)
Share of result of an associate	-	(10,793)	-	-	-	-	(10,793)
Loss before taxation							(16,024)
Income tax							12,780
Loss after taxation							(3,244)
Minority interests							951
Loss attributable to shareholders							(2,293)

   Six months ended June 30, 2003

	Air-conditioning products HK$'000	Audio-visual and other electrical products HK$'000	Cars and car accessories HK$'000	Direct marketing HK$'000	Property investment HK$'000	Eliminations HK$'000	Consolidated HK$'000
Turnover							
External sales	[illegible]	[illegible]	[illegible]	[illegible]	-	-	267,361
Inter-segment sales	[illegible]	[illegible]	-	[illegible]	-	[illegible]	-
Total turnover	[illegible]	[illegible]	[illegible]	[illegible]	-	[illegible]	267,361
Inter-segment sales are charged at prevailing market rates							
Results							
Segment results	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	-	(9,192)
Unallocated corporate expenses							(213)
Loss from operations							(9,405)
Finance costs							(5,272)
Share of result of an associate	-	159	-	-	-	-	159
Loss before taxation							(14,518)
Income tax							(835)
Loss after taxation							(15,353)
Minority interests							579
Loss attributable to shareholders							(14,774)

   Geographical segments

	Turnover by geographical market Six months ended June 30 2004 *HK$'000*	2003 *HK$'000*	Contribution to operating results Six months ended June 30 2004 *HK$'000*	2003 *HK$'000*
Hong Kong	192,511	189,313	(1,917)	(7,167)
Singapore	26,431	25,366	(143)	52
Malaysia	11,610	13,555	519	680
The People's Republic of China	31,504	25,167	2,393	(3,252)
Macau	15,608	10,282	(17)	206
Others	898	3,678	12	289
	278,562	267,361	847	(9,192)
Unallocated corporate expenses			(368)	(213)
Profit (Loss) from operations			479	(9,405)

3. **Profit (Loss) from operations**

	Six months ended June 30 2004 *HK$'000*	2003 *HK$'000*
Profit (Loss) from operations has been arrived at after charging :		
Depreciation of:		
Owned assets	3,619	3,941
Assets held under finance leases	12	-
Amortisation of goodwill	136	-

4. **Income tax**

	Six months ended June 30 2004 *HK$'000*	2003 *HK$'000*
The tax credit (charge) comprises:		
Tax for the period:		
Hong Kong Profits Tax	-	-
Overseas income tax	96	(16)
	96	(16)
Deferred tax:		
Current period	12,684	-
Change in tax rate	-	(819)
Taxation attributable to the Company and its subsidiaries	12,780	(835)

   No provision of Hong Kong Profits Tax has been provided for both periods as the Group did not derive any assessable profits.

   Overseas taxation is calculated at the rates prevailing in the respective jurisdictions.

5. **Loss per share**

   The calculation of the basic loss per share is based on the loss attributable to shareholders of HK$2,293,000 (2003: HK$14,774,000) and on the weighted average number of 2,216,154,331 (2003: 1,001,531,285) ordinary shares in issue during the period. The weighted average number of ordinary shares for the purposes of basic loss per share for 2003 has been adjusted for the rights issue with bonus issue in September 2003.

   No diluted loss per share has been presented because the exercise price of the Company's outstanding share options was higher than the average market price for share for both periods.

6. **Comparative figures**

   Certain prior period comparative figures have been reclassified to conform to the current period's presentation

INTERIM DIVIDEND

The Directors have resolved not to declare the payment of an interim dividend (2003: nil).

MANAGEMENT DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

Results

For the first six months of 2004 the Group recorded a total turnover of HK$278.6 million, an increase of HK$11.2 million (+4.2%) over HK$267.4 million of last period. This underscored the recovery of our business from last year when markets were disrupted by SARS and the increase in First Registration Taxes introduced in March 2003 which badly hit our motor vehicles trading business. Given the general economic recovery in 2004, market condition of our products also improved.

Gross profits increased by HK$5.7 million (+9.7%) to HK$63.9 million when compared with last period's HK$58.2 million. Despite intensive price competition in the marketplace, we achieved a better than forecasted gross margins at 22.9% as compared to 21.8% in last period.

As a result of the Group's continuous effort to maintain a tight control on costs, distribution costs were reduced by HK$3.3 million or 12.2%, administrative expenses by HK$1.5 million or 3.2% and finance costs by HK$0.9 million or 16.7% as compared to last period.

Since the beginning of the year the Group strove to cut down staff costs to an acceptable level through increasing staff efficiency and streamlining operations. In particular, in May 2004 the Group embarked on a corporate-wide saving plan to alleviate the staff costs and other expenses of all departments on a timely and cost effective basis. Accordingly, headcount would be saved and the relevant severance payments of HK$1.3 million was accounted for as restructuring costs. It is anticipated that upon full implementation of the saving plan a double-digit saving on expenses would be achieved.

Our associated company in Jiangmen continued to record a loss of HK$10.8 million. The upsurge in the costs of plastic materials and thin steel plate in this year further dampened the financial performance. We have identified new product and distribution strategy to rebuild this joint venture for a new phase of growth.

The Board is pleased to announce a profit from operations of the Group of HK$0.5 million in the first six months of 2004, which exhibited a marked improvement of HK$9.9 million against the operating loss of HK$9.4 million in last period. After deducting finance costs of HK$4.4 million, restructuring costs of HK$1.3 million, share of loss of an associate of HK$10.8 million and crediting deferred tax of HK$12.8 million and minority interests of HK$0.9 million, a small loss attributable to shareholders of HK$2.3 million was reported, reflecting a great step forward in financial performance over profitability from the last period (loss of HK$14.8 million). This strongly manifested the trend of turnaround in the Group's profitability and we believe that the toughest time is over.

Cash flow, liquidity and financial resources

The Group continued to be financed by a combination of its equity capital base, cash flow generated from operations, loan advanced from a supplier and bank borrowings. As usual, bank and other liabilities were being met upon their maturities in the normal course of business.

In the first six months of 2004 cash generated from operations amounted to HK$29.2 million, enabling the Group to repay the bank and other debts and to fund the investing activities to the extent of HK$16.4 million. As a result, net positive cashflow of HK$12.8 million was achieved which greatly strengthened our cash position, resulting in cash and cash equivalents amounting to HK$14.5 million at June 30, 2004.

The Group had total borrowings at June 30, 2004 amounting to HK$201.1 million (December 31, 2003: HK$220.1 million). At the end of the period, the Group's gearing ratio stood at 54.6%, based on long term liabilities (excluding deferred tax liabilities) of HK$141.6 million and shareholders' equity of HK$259.5 million. The current ratio was 1.2, based on current assets of HK$239.3 million and current liabilities of HK$194.4 million.

At June 30, 2004, debtor collections period stood at 25 days (December 31, 2003: 27 days) and inventory turnover figured at 89 days (December 31, 2003: 90 days). These two performance indicators were, again, reflecting clear evidence of improvement in financial performance.

It is the Group's management practice to hedge those volatile foreign currency transactions by stabilizing the costs resulting in the peg of the exchange rates. At June 30, 2004, the total outstanding foreign exchange contracts purchased with banks amounted to HK$14.5 million.

At June 30, 2004, the Group had trading facilities amounting to HK$147.8 million (December 31, 2003: HK$155.6 million) of which HK$125.2 million was utilized. The Group had no material contingent liabilities at both June 30, 2004 and December 31, 2003.

BUSINESS REVIEW

Air-conditioning products

The business consists of marketing and distribution of a wide range of consumer and commercial air-conditioning products from four major brands: namely, "MHI" (Mitsubishi Heavy Industries of Japan); "LG" (LG Electronics Inc. of Korea); "GREE-Bodysonic" and "Galanz", both manufactured in China.

Turnover for the first six months was slightly down 3.1% over last period at HK$64.8 million (2003: HK$66.9 million). The Hong Kong market has experienced a gradual upturn of business since the first quarter of the year, due to the improved economic outlook, lower unemployment and the gradual return of consumer confidence. In the Mainland China market, however, business of commercial air-conditioning products has declined due to severe local competition from domestic production of both Mainland Chinese brands and international branded products made locally. In the Singapore market, sales is still weak due to sluggish housing and construction activities.

Audio-visual and other electrical products

The core business involves distribution of a range of branded products including "LG" electrical appliances from Korea, "Alpine" car audio equipments from Japan, "Marantz" high-end audio-visual products from Japan, the two Group's in-house brands of "Rogers" audio-visual products from the UK and "Bodysonic" audio-visual products from Japan.

With the improvement of the economy in the major markets in Hong Kong, Singapore and Malaysia, sales performance was satisfactory in the first six months this year. Total sales in the six months increased by 13.1% to HK$62.4 million over last period (2003: HK$55.1 million). Despite the fierce competition in the market, which would pose threats to the profit margins, sales prospect in the second half of the year is more optimistic. It is expected that gross margins can be maintained by the new product launches of car navigation system, premium appliances models with innovative functions, amplifiers with the latest surround sound system, large-sized plasma TVs and LCD TVs.

Direct marketing

The business involves retailing of consumer electronic and electrical appliances in the Hong Kong market through our own discount outlets named "Mega Warehouse".

For the first six months of 2004, turnover was HK$30.3 million, a decrease of HK$3.6 million (-10.6%) over HK$33.9 million of last period. Although the general economic growth of Hong Kong in the first half-year was encouraging, consumer demand in large electronic and electrical products was still stagnant whilst competition continued to be intense. Thus, efforts were taken to improve the operational efficiency by closing down non-performing outlets. To achieve the objective of profit contribution to the Group, more measures of improving the operational efficiency will be implemented in the second half of this year.

Car and car accessories

The business consists mainly of the import, distribution and after-sale service of "Ferrari" and "Maserati" cars and spare parts in Hong Kong, Macau and Mainland China.

The first half of 2004 has been a continuation of a gradual improvement in market sentiment in Hong Kong, as witnessed already since the last quarter in last year.

The market in China continued to grow strongly into the first quarter of 2004; however, due to macro economic policy implemented to cool off the overheating economy in China, sales slowed down in the second quarter.

Turnover increased by 8.7% to HK$121.1 million and good profit margins were achieved; a dramatic turnaround from last year's loss in this business.

For 2004, the prevailing positive market trend in Hong Kong, combined with the introduction by our Group of several new models, i.e. "Ferrari" 612 Scaglietti, "Ferrari" 575 GTC and "Maserati" Quattroporte, "Maserati" Grand Sport during the year, should provide excellent grounds for a profitable business year for this business.

During the period under review, the Group entered into a strategic alliance with Ferrari S.p.A. and Poly Technologies, Inc., a subsidiary of Poly Group, to set up an equity joint venture ("EJV") company in Mainland China. The EJV is the sole importer of "Ferrari" and "Maserati" cars in China, responsible for the import, marketing, sale to dealers, spare parts and accessories supply, and after-sale technical supports for these unique global brands. The new joint venture would be operative in Mainland China in the second half year, steady improvement of the business is expected.

HUMAN RESOURCES

As of June 30, 2004, the total number of employees of the Group, excluding an associate, further reduced to 343 (2003: 361). The Group recognises the importance of its employees and has been extremely fortunate to retain a core of loyal, experienced and dedicated people.

PROSPECTS

The Hong Kong economy is recovering at a healthy pace, witnessed by increased consumer spending and an upsurge in tourism. Sales in premium electrical products and sports cars have been increasing remarkably; we expect this trend will continue into the second half. Strong growth is forecasted for our car business with launches of new and exciting models of both "Ferrari" and "Maserati" whilst upmarket and innovative electronic and electrical items are getting very popular with the domestic customers and tourists. Markets in Singapore and Malaysia are also improving steadily for our products. The Group has achieved a positive operational result for the first half and expects to further improve revenues and profits in the remaining of the year. Our joint venture in China of car importation and distribution, Ferrari Maserati Cars International Trading (Shanghai) Co., Ltd., will commence operations in the last quarter of the year and is expected to bring further profit to the Group. Our associated manufacturing joint venture in China, Jin Ling Electrical Co. Ltd., will undergo further streamlining of operations as well as development of new products with higher margins, including plasma TVs and LCD TVs and monitors. All these developments will combine to bring improvement in operating result to the Group. Positive cashflow generation is also planned both at the operational level and with disposals of non-core investments. We should conclude the year with a very healthy set of assets with much improved return on investments.

PURCHASE, SALE OR REDEMPTION OF SECURITIES

During the six months ended June 30, 2004, the Company and its subsidiaries have not repurchased, sold or redeemed any of the Company's securities.

CORPORATE GOVERNANCE

None of the Directors of the Company is aware of any information that would reasonably indicate that the Company is not, or was not during the six months ended June 30, 2004, in compliance with the Code of Best Practice as set out in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("Listing Rules") except in relation to guideline 7; as Non-executive Directors of the Company are appointed for a term expiring upon their retirement by rotation as required by the Company's Bye-Laws.

AUDIT COMMITTEE

On September 1, 2004, Mr. Kenji Tak Hing CHAN was appointed Independent Non-executive Director and member of the Audit Committee of the Company. The Audit Committee of the Company comprises Mr. Raymond Cho Min LEE (Chairman), Mr. Boon Seng TAN and Mr. Kenji Tak Hing CHAN, all of whom are Independent Non-executive Directors of the Company. The interim results have been reviewed by the Audit Committee of the Company.

PUBLICATION OF FURTHER INFORMATION

All information required to be disclosed according to Appendix 16 of the Listing Rules will be published on the website of The Stock Exchange of Hong Kong Limited in due course.

By Order of the Board of Directors
Richard Man Fai LEE
Executive Chairman & CEO

Hong Kong, September 21, 2004

As at the date of this announcement, the Board comprises of Mr. Wing Sum LEE, Mr. Richard Man Fai LEE, Mr. Sammy Chi Chung SUEN, Mr. Jeff Man Bun LEE and Mr. Tik Tung WONG, all of whom are Executive Directors, Ms. Kam Har YUE, who is a Non-executive Director, Mr. Boon Seng TAN, Mr. Raymond Cho Min LEE and Mr. Kenji Tak Hing CHAN, all of whom are Independent Non-executive Directors.



WO KEE HONG (HOLDINGS) LIMITED
和記行(集團)有限公司*

(於百慕達註冊成立之有限公司)



截至二零零四年六月三十日止六個月之未經審核中期業績

和記行(集團)有限公司為一間控股公司,其主要附屬公司設於亞洲地區,包括中國大陸、香港、澳門、新加坡及馬來西亞,為客戶提供優質品牌產品之進口、市場推廣、分銷及售後服務。其主要產品包括空調產品、家居電器產品、包括汽車音響之影音電器產品、汽車及汽車配件及其他電子產品。

未經審核中期業績

和記行(集團)有限公司(「本公司」)之董事宣佈本公司及其附屬公司(「本集團」)截至二零零四年六月三十日止六個月之未經審核綜合業績連同同期之比較數字及選定之説明附註如下:

簡明綜合損益表

	附註	截至六月三十日止六個月 二零零四年 (未經審核) 港幣千元	 二零零三年 (未經審核) 港幣千元
營業額	2	**278,562**	267,361
銷售成本		**(214,684)**	(209,153)
毛利		**63,878**	58,208
其他經營收入		**3,756**	7,341
投資收益		**43**	534
分銷費用		**(23,727)**	(27,032)
行政費用		**(43,471)**	(44,930)
出售投資物業虧損		**–**	(8,526)
重估持作出售物業之盈餘		**–**	5,000
經營盈利(虧損)	3	**479**	(9,405)
財務費用		**(4,390)**	(5,272)
重組費用		**(1,320)**	–
應佔一家聯營公司業績		**(10,793)**	159
除税前虧損		**(16,024)**	(14,518)
所得税	4	**12,780**	(835)
除税後虧損		**(3,244)**	(15,353)
少數股東權益		**951**	579
股東應佔虧損		**(2,293)**	(14,774)
每股虧損-基本	5	**(0.10仙)**	(1.47仙)

* *僅供識別*

簡明綜合資產負債表

	附註	二零零四年六月三十日(未經審核)港幣千元	二零零三年十二月三十一日(經審核)港幣千元
非流動資產			
投資物業	6	**159,848**	116,697
物業、廠房及設備	7	**133,692**	180,019
商譽		**2,577**	—
遞延税項資產	12	**6,300**	—
一家聯營公司權益		**81,846**	92,036
證券投資		**702**	702
		384,965	389,454
流動資產			
存貨		**104,968**	107,133
持作出售物業之可變現淨值		**41,256**	64,525
貿易往來及其他應收賬款	8	**71,467**	66,163
應收一家聯營公司款項		**319**	742
應收關連人士款項		**3**	2,085
可收回税項		**130**	27
其他投資		**102**	100
銀行結存及現金		**21,099**	16,093
		239,344	256,868
流動負債			
貿易往來及其他應付賬款	9	**82,770**	82,775
應付票據		**41,008**	33,908
應付董事款項		**597**	2,225
應付關連公司款項		**9,937**	10,154
一年內到期之融資租賃債務		**81**	—
一年內到期之貸款	10	**60,050**	76,754
		194,443	205,816
流動資產淨值		**44,901**	51,052
		429,866	440,506
資本及儲備			
股本	11	**221,615**	221,615
儲備		**37,849**	40,301
		259,464	261,916
少數股東權益		**1,479**	—
非流動負債			
一年後到期之融資租賃債務		**433**	—
一年後到期之貸款	10	**141,037**	143,359
少數股東貸款		**128**	1,522
遞延税項負債	12	**27,325**	33,709
		168,923	178,590
		429,866	440,506

簡明綜合現金流量表

	截至六月三十日止六個月	
	二零零四年	二零零三年
	（未經審核）	（未經審核）
	港幣千元	*港幣千元*
經營業務所得（所用）現金淨額	**29,182**	(31,488)
投資業務（所用）所得現金淨額	**(974)**	6,098
融資業務（所用）所得現金淨額	**(15,372)**	15,486
現金及現金等值項目增加（減少）淨額	**12,836**	(9,904)
於一月一日之現金及現金等值項目	**1,796**	1,609
外幣匯率變動影響	**(112)**	(26)
於六月三十日之現金及現金等值項目	**14,520**	(8,321)
現金及現金等值項目結餘分析		
即：		
銀行結存及現金	**21,099**	12,614
銀行透支	**(6,579)**	(20,935)
	14,520	(8,321)

簡明綜合權益變動表

(未經審核)	股本 *港幣千元*	資本 贖回儲備 *港幣千元*	匯兑儲備 *港幣千元*	其他儲備 *港幣千元*	累計虧損 *港幣千元*	合計 *港幣千元*
於二零零四年一月一日	**221,615**	**916**	**(1,733)**	**151,236**	**(110,118)**	**261,916**
換算海外業務之財務報表所產生而並未在損益表內確認之匯兑差額	**–**	**–**	**(159)**	**–**	**–**	**(159)**
股東應佔虧損	**–**	**–**	**–**	**–**	**(2,293)**	**(2,293)**
於二零零四年六月三十日	**221,615**	**916**	**(1,892)**	**151,236**	**(112,411)**	**259,464**
於二零零三年一月一日	77,488	916	(314)	261,269	(2,725)	336,634
紅股發行	7,749	–	–	(7,749)	–	–
換算海外業務之財務報表所產生而並未在損益表內確認之匯兑差額	–	–	(663)	–	–	(663)
股東應佔虧損	–	–	–	–	(14,774)	(14,774)
於二零零三年六月三十日	85,237	916	(977)	253,520	(17,499)	321,197

簡明綜合財務報表附註

1. 主要會計政策

此未經審核簡明綜合中期財務報表乃根據香港會計師公會(「香港會計師公會」)頒佈的會計實務準則(「會計實務準則」)第25號「中期財務報告」而編製。

此等簡明中期財務報表應與二零零三年全年財務報表一併閱讀。

本集團採用之會計政策與本集團截至二零零三年十二月三十一日止年度之周年財務報表所採用者相同。

2. 業務及地區分類

營業額指扣除於期內之退貨及貿易折扣後已出售貨品之發票淨值以及維修服務收入。於期內,本集團按業務及地區分類之未經審核收益及業績分析如下:

業務分類

截至二零零四年六月三十日止六個月

	空調產品	影音設備及其他電器產品	汽車及汽車配件	直銷	物業投資	抵銷	綜合賬目
	港幣千元	*港幣千元*	*港幣千元*	*港幣千元*	*港幣千元*	*港幣千元*	*港幣千元*
營業額							
外部銷售收益	64,824	62,355	121,113	30,270	–	–	278,562
業務之間銷售收益	1,344	3,271	–	105	–	(4,720)	–
營業總額	66,168	65,626	121,113	30,375	–	(4,720)	278,562

業務之間銷售收益以當時市場價格入賬。

	空調產品	影音設備及其他電器產品	汽車及汽車配件	直銷	物業投資	抵銷	綜合賬目
業績							
分類業績	346	(1,226)	6,389	(4,384)	(681)	403	847
未分配之公司支出							(368)
經營盈利							479
財務費用							(4,390)
重組費用							(1,320)
應佔一家聯營公司業績	–	(10,793)	–	–	–	–	(10,793)
除税前虧損							(16,024)
所得税							12,780
除税後虧損							(3,244)
少數股東權益							951
股東應佔虧損							(2,293)

2. 業務及地區分類(續)

業務分類(續)

截至二零零三年六月三十日止六個月

	空調產品	影音設備及其他電器產品	汽車及汽車配件	直銷	物業投資	抵銷	綜合賬目
	港幣千元	*港幣千元*	*港幣千元*	*港幣千元*	*港幣千元*	*港幣千元*	*港幣千元*
營業額							
外部銷售收益	66,929	55,140	111,435	33,857	—	—	267,361
業務之間銷售收益	981	6,778	—	151	—	(7,910)	—
營業總額	67,910	61,918	111,435	34,008	—	(7,910)	267,361

業務之間銷售收益以當時市場價格入賬。

業績							
分類業績	(81)	601	(5,103)	(3,572)	(1,037)	—	(9,192)
未分配之公司支出							(213)
經營虧損							(9,405)
財務費用							(5,272)
應佔一家聯營公司業績	—	159	—	—	—	—	159
除税前虧損							(14,518)
所得税							(835)
除税後虧損							(15,353)
少數股東權益							579
股東應佔虧損							(14,774)

2. 業務及地區分類(續)

地區分類

	地區分類之營業額		對經營業績之貢獻	
	截至六月三十日止六個月		截至六月三十日止六個月	
	二零零四年	二零零三年	二零零四年	二零零三年
	港幣千元	*港幣千元*	*港幣千元*	*港幣千元*
香港	**192,511**	189,313	**(1,917)**	(7,167)
新加坡	**26,431**	25,366	**(143)**	52
馬來西亞	**11,610**	13,555	**519**	680
中華人民共和國	**31,504**	25,167	**2,393**	(3,252)
澳門	**15,608**	10,282	**(17)**	206
其他	**898**	3,678	**12**	289
	278,562	267,361	**847**	(9,192)
未分配之公司支出			**(368)**	(213)
經營盈利(虧損)			**479**	(9,405)

3. 經營盈利(虧損)

	截至六月三十日止六個月	
	二零零四年	二零零三年
	港幣千元	*港幣千元*
經營盈利(虧損)已扣除:		
折舊:		
自置資產	**3,629**	3,941
融資租賃資產	**12**	—
商譽攤銷	**136**	—

4. 所得稅

	截至六月三十日止六個月	
	二零零四年	二零零三年
	港幣千元	*港幣千元*
稅項回撥(支出)包括：		
本期間稅項：		
香港利得稅	–	–
海外所得稅	**96**	(16)
	96	(16)
遞延稅項：		
本期	**12,684**	–
稅率調整	–	(819)
本公司及其附屬公司應佔稅項	**12,780**	(835)

由於兩個期間本集團均無任何應課稅盈利，故無香港利得稅撥備。

海外稅項乃按有關司法權區通用之稅率計算。

5. 每股虧損

每股基本虧損之計算方法，乃根據股東應佔虧損港幣2,293,000元(二零零三年：港幣14,774,000元)及期內已發行普通股之加權平均數2,216,154,331股普通股(二零零三年：1,001,531,285股普通股)計算。為計算二零零三年每股基本虧損，普通股加權平均數已就二零零三年九月之供股連紅股發行予以調整。

由於本公司之未行使優先認股權之行使價高於兩個期間之股份平均市價，故並無呈列每股攤薄虧損。

6. 投資物業

本集團於期內將若干土地及樓宇按港幣43,151,000元(二零零三年：無)轉為投資物業。

7. 物業、廠房及設備

	二零零四年 六月三十日 *港幣千元*	二零零三年 十二月三十一日 *港幣千元*
期初賬面淨值	**180,019**	186,360
匯兌差額	**3**	2
添置	**1,293**	2,429
出售	**(831)**	(881)
轉為投資物業	**(43,151)**	–
折舊費用	**(3,641)**	(7,891)
期終賬面淨值	**133,692**	180,019

8. 貿易往來及其他應收賬款

本集團給予客戶平均三十至九十天之信貸期。其貿易往來應收賬款之賬齡分析如下：

	二零零四年 六月三十日 *港幣千元*	二零零三年 十二月三十一日 *港幣千元*
三十天以內	**20,282**	19,922
三十一天至六十天	**9,078**	12,073
六十一天至九十天	**3,170**	2,716
九十一天至一年	**3,414**	4,506
一年以上	**2,116**	1,185
貿易往來應收賬款總額	**38,060**	40,402
按金、預付款及其他應收賬款	**33,407**	25,761
	71,467	66,163

9. 貿易往來及其他應付賬款

貿易往來應付賬款之賬齡分析如下：

	二零零四年六月三十日 港幣千元	二零零三年十二月三十一日 港幣千元
三十天以內	**5,069**	6,042
三十一天至六十天	**2,876**	2,610
六十一天至九十天	**2,425**	1,478
九十一天至一年	**1,741**	3,349
一年以上	**1,700**	1,414
貿易往來應付賬款總額	**13,811**	14,893
客戶訂金、應付費用及其他應付賬款	**68,959**	67,882
	82,770	82,775

10. 貸款

	二零零四年六月三十日 港幣千元	二零零三年十二月三十一日 港幣千元
銀行透支	**6,579**	14,297
銀行貸款	**63,789**	75,708
	70,368	90,005
有抵押	**62,963**	80,868
無抵押	**7,405**	9,137
	70,368	90,005
一家供應商之有抵押貸款(附註)	**130,719**	130,108
	201,087	220,113
上述貸款之屆滿期如下：		
一年內	**60,050**	76,754
一年以上，但不超過兩年	**1,713**	3,574
兩年以上，但不超過五年	**5,698**	5,868
五年以上	**133,626**	133,917
	201,087	220,113
減：一年內到期之款項(列於流動負債下)	**(60,050)**	(76,754)
一年後到期之款項	**141,037**	143,359

附註： 一家供應商之貸款乃以本集團物業作為抵押，按年利率2.5%計息，並須由二零一二年六月三十日起分十期每半年償還。

11. 股本

	股份數目	面值 *港幣千元*
法定股本：		
於二零零三年一月一日、二零零三年十二月三十一日、二零零四年一月一日及二零零四年六月三十日－每股面值港幣0.10元	3,500,000,000	350,000
已發行及繳足股本：		
於二零零三年一月一日 － 每股面值港幣0.10元	774,879,138	77,488
紅股發行時所發行股份	77,487,913	7,749
供股時所發行股份	340,946,820	34,094
紅股發行時所發行股份	1,022,840,460	102,284
於二零零三年十二月三十一日、二零零四年一月一日及二零零四年六月三十日－每股面值港幣0.10元	2,216,154,331	221,615

12. 遞延稅項

遞延稅項負債(資產)之變動如下：

	稅項虧損 *港幣千元*	物業 *港幣千元*	加速稅項折舊 *港幣千元*	合計 *港幣千元*
於二零零三年一月一日	－	7,563	24,003	31,566
撥入本年收益	－	(217)	(598)	(815)
稅率變動之影響於損益表扣除	－	709	2,249	2,958
於二零零三年十二月三十一日及二零零四年一月一日	－	8,055	25,654	33,709
撥入本期收益	(6,300)	(2,112)	(4,272)	(12,684)
於二零零四年六月三十日	(6,300)	5,943	21,382	21,025

呈列為：	
遞延稅項資產	(6,300)
遞延稅項負債	27,325
	21,025

期內，遞延稅項資產港幣6,300,000元乃就汽車業務結轉之稅項虧損而確認。

13. 關連人士交易

期內,本集團曾與關連人士進行下列交易:

	截至六月三十日止六個月	
	二零零四年	二零零三年
	港幣千元	*港幣千元*
收取一位關連人士之利息收入	**30**	52
付予一家關連公司之管理費及代理費	**2,116**	1,665
售貨予一位董事(扣除用作折價之舊物價值港幣600,000元)	**900**	–
向一位關連人士進一步收購一家附屬公司之權益	**2,287**	–
付予一位董事之利息支出	**–**	737
付予一家關連公司之利息支出	**–**	135

14. 或然負債及承擔

或然負債及承擔自上年度結算日以來並無重大變動。

15. 資產抵押

於中期報告結算日,本集團以若干土地及樓宇、投資物業及持作出售物業之賬面淨值合共港幣300,196,000元(二零零三年十二月三十一日:港幣322,240,000元);存貨(以成本價及可變現淨值較低者入賬)港幣4,088,000元(二零零三年十二月三十一日:港幣4,663,000元),與及一家附屬公司之全部資產港幣17,509,000元(二零零三年十二月三十一日:港幣15,095,000元)作為抵押,藉以為本集團取得有抵押銀行信貸及一家供應商之信貸。

16. 比較數字

若干上期間比較數字已遵照即期所顯示之數字重新分類。

中期股息

董事議決不宣派中期股息(二零零三年：無)。

管理層討論及經營業績及財務狀況分析

業績

二零零四年首六個月，本集團錄得總營業額港幣278,600,000元，較去年同期之港幣267,400,000元上升港幣11,200,000元(+4.2%)。顯然，本集團業務因去年非典型肺炎肆虐及二零零三年三月增加首次登記稅而嚴重打擊汽車貿易業務而受影響，但業務現已復甦。在二零零四年整體經濟復甦之情況下，本集團產品銷路亦同步改善。

毛利較去年同期港幣58,200,000元上升港幣5,700,000元(+9.7%)至港幣63,900,000元。縱使市場價格競爭激烈，本期達致之毛利率22.9%較預算為高，而去年同期則為21.8%。

本集團持續嚴謹控制成本，與去年同期比較，分銷費用減少港幣3,300,000元或12.2%，行政費用減少港幣1,500,000元或3.2%，財務費用則減少港幣900,000元或16.7%。

透過增加員工效率及精簡業務，本集團自年初起致力減低員工成本至可接受水平。尤其於二零零四年五月，本集團開始一項整體性節省計劃，按具成本效益及適時之方針減低各部門之員工成本及其他開支，因此，人手得以減省，而有關遣散費港幣1,300,000元亦已計入為重組費用。預期當節省計劃全面執行後，可節省百分比雙位數字之開支。

本集團於江門之聯營公司持續錄得港幣10,800,000元之虧損。本年度塑膠物料及薄鋼板之成本急劇上升，以致財務表現進一步削弱。本集團已物色新產品及釐定分銷策略以整頓此合資公司，務求達致新階段的增長。

董事會欣然宣佈，本集團於二零零四年首六個月錄得經營盈利港幣500,000元，較去年同期之經營虧損港幣9,400,000元大幅改善港幣9,900,000元。扣除財務費用港幣4,400,000元、重組費用港幣1,300,000元、應佔一家聯營公司虧損港幣10,800,000元、計入遞延稅項回撥港幣12,800,000元及少數股東權益港幣900,000元後，錄得小額之股東應佔虧損港幣2,300,000元，反映出財務表現之盈利能力較去年同期(港幣14,800,000元之虧損)已大幅改善。這大大顯示出本集團可轉虧為盈之趨勢，本集團亦相信最艱難的時期已經過去。

管理層討論及經營業績及財務狀況分析(續)

現金流量、流動資金及財務資源

本集團持續以綜合其股本基礎、經營業務所得之現金流量、一家供應商之貸款及銀行借貸獲取融資。一如既往,日常業務中之銀行及其他負債均能於到期日清償。

二零零四年首六個月,經營業務所得之現金為港幣29,200,000元,本集團藉此償還銀行及其他債務及為投資項目提供資金,合共港幣16,400,000元。由此達致現金流入淨額港幣12,800,000元,大為強化本集團之現金狀況,致使二零零四年六月三十日之現金及現金等值項目達港幣14,500,000元。

本集團於二零零四年六月三十日之總貸款為港幣201,100,000元(二零零三年十二月三十一日:港幣220,100,000元)。截至期末,根據長期負債(不包括遞延税項負債)港幣141,600,000元及股東權益港幣259,500,000元為基數計算,本集團負債比率為54.6%。根據流動資產港幣239,300,000元及流動負債港幣194,400,000元為基數計算,流動比率為1.2。

截至二零零四年六月三十日,應收賬款流轉期為25天(二零零三年十二月三十一日:27天),存貨周轉期為89天(二零零三年十二月三十一日:90天)。此兩項表現指標再次清楚見證財務表現之改善。

根據慣常管理方式,對於波動不定之外匯交易,本集團會透過對沖方式鎖定匯率以穩定成本。截至二零零四年六月三十日,未到期履約之銀行期匯合約總額為港幣14,500,000元。

截至二零零四年六月三十日,本集團之貿易信貸總額為港幣147,800,000元(二零零三年十二月三十一日:港幣155,600,000元),當中港幣125,200,000元已被動用。本集團於二零零四年六月三十日及二零零三年十二月三十一日均無重大或然負債。

業務回顧

空調產品

此項業務包括推廣及分銷四個主要品牌下之多款系列家用及商用空調產品,該等品牌包括「三菱重工」(日本三菱重工株式會社);「LG」(韓國LG Electronics Inc.);及中國製造之「格力-先力」和「格蘭仕」。

業務回顧（續）

空調產品（續）

首六個月之營業額較去年同期微跌3.1%至港幣64,800,000元（二零零三年：港幣66,900,000元）。香港市場之業務自本年度首季起逐漸改善，主要原因為經濟前景有改善、失業率回落以及消費者信心逐漸恢復所致。然而，於中國大陸市場，商用空調產品業務卻下跌，原因是來自中國品牌及國產之國際品牌產品造成非常激烈的市場競爭。新加坡市場之銷售仍然疲弱，此乃由於樓宇及建築活動放緩。

基於本集團於推廣及分銷方面的提升力度，以及主要供應商已轉往較低成本區域生產，確保產品價格於市場中維持競爭力。本集團仍能維持業務之整體盈利能力，並引進一系列節省成本及精簡措施，以提高經營效率。

儘管全球原料成本及油價對產品成本持續帶來壓力，本集團仍預期下半年之銷售額會較去年同期之數字為佳，因為市場環境已有改善，且有更多及更廣泛新產品系列相繼推出。

影音及其他電器產品

此項業務主要包括一系列品牌之產品分銷，包括韓國「LG」電器、日本「阿爾派」汽車音響設備、日本「馬蘭士」高級影音產品，以及兩個本集團自設之品牌：英國「樂爵士」影音產品及日本「先力」影音產品。

由於在香港、新加坡及馬來西亞之主要市場經濟情況有所改善，本年度首六個月之銷售表現令人滿意。此六個月之銷售額較去年同期升13.1%至港幣62,400,000元（二零零三年：港幣55,100,000元）。雖然市場之激烈競爭令毛利率面臨壓力，但下半年之銷售前景仍較樂觀。預期於全新汽車導航系統、嶄新功能之高級電器產品、附最新環迴音響系統之擴音機、大型等離子電視及液晶體電視等新產品推出後，毛利率可得以維持。

直銷

此項業務包括在香港透過以「買家倉」命名之零售店向零售顧客銷售電子及電器產品。

二零零四年首六個月之營業額為港幣30,300,000元，較去年同期港幣33,900,000元下跌港幣3,600,000元（-10.6%）。雖然上半年之整體經濟增長令人鼓舞，但消費者對大型電子及電器產品之需求仍然疲弱，競爭亦持續激烈，因此，表現欠佳之零售店已結業，藉以改善營運效率。為達到對集團作出盈利貢獻之目標，下半年將實施更多措施，以改善營運效率。

業務回顧(續)

汽車及汽車配件

此項業務主要包括「法拉利」及「瑪莎拉蒂」汽車及配件於香港、澳門及中國大陸之入口、分銷及售後服務。

承接去年最後季度之復甦跡象，於二零零四年上半年，香港市場氣氛持續逐步改善。

中國市場於二零零四年首季繼續大幅增長。然而，由於實施了宏觀經濟政策以冷卻中國之過熱經濟，第二季之銷售情況逐漸放緩。

該業務之營業額上升8.7%達港幣121,100,000元，並取得良好的毛利率，已從去年大幅轉虧為盈。

二零零四年六月，一項大型的「法拉利」及「瑪莎拉蒂」推廣活動於上海進行，當中融合多個重大事項。此等項目包括宣佈新合資公司(「合資公司」)之成立，合資公司將負責中國之銷售、推廣及網絡發展；「法拉利」及「瑪莎拉蒂」新陳列室之開幕；於上海展覽中心推出全新「法拉利」612 Scaglietti型號跑車；「法拉利」及「瑪莎拉蒂」車隊獨家參與新上海國際賽車場盛大開幕典禮，以及香港與中國之「法拉利」及「瑪莎拉蒂」車主於新國際賽車場之獨家試駛日。

以二零零四年香港現時的良好市場走勢，加上本集團推出之數款新車型號，即本年度之「法拉利」612 Scaglietti、「法拉利」575 GTC、「瑪莎拉蒂」Quattroporte及「瑪莎拉蒂」Grand Sport，均為此業務提供最佳優勢以於此年度達致盈利。新合資公司將於下半年度於中國大陸開始運作，預期業務會有穩定的增長。

於回顧期內，本集團與意大利法拉利車廠(「法拉利車廠」)及中國保利集團旗下的保利科技有限公司(「保利科技」)組成策略聯盟，於中國大陸成立合資公司－法拉利瑪莎拉蒂汽車國際貿易(上海)有限公司。此合資公司乃「法拉利」及「瑪莎拉蒂」兩個汽車品牌在中國大陸的獨家進口商，負責經營該兩個國際知名品牌汽車於國內之進口、市場推廣、經銷商銷售、零件和配套產品供應，及售後技術支援服務。本集團、法拉利車廠及保利科技分別擁有合資公司30%、40%及30%的權益。三方已為合資公司首三年的業務制定周詳之發展計劃。在初步階段，合資公司將會建立一個全國性經銷商網絡，於國內主要城市，包括北京、上海、廈門、寧波、大連、杭州、成都、武漢、廣州及深圳等，設立逾十個策略據點，致力為客戶提供「法拉利」及「瑪莎拉蒂」優質轎跑車的銷售、維修和保養服務。於二零零四年九月，合資公司經中國有關當局發出營業執照而正式成立。

人力資源

於二零零四年六月三十日，本集團之員工總數(聯營公司僱員除外)進一步減至343人(二零零三年：361人)。踏入下半年，作為恢復盈利計劃之一部份，本集團必須謹慎檢討各業務單位之員工資源。隨著二零零四年下半年一些業務單位之結束及合併，以及薪酬利益之削減，本集團已堅決重振盈利能力及維持競爭力。雖然此等措施頗為艱苦，本集團深知員工之重要性，亦極為慶幸能保留一群忠心耿耿、經驗豐富及盡責的核心員工。

展望

隨著消費力提高及旅遊業急劇增長，顯示香港經濟正穩步復甦。高級電器產品及跑車銷售不斷大幅上升，預期此勢頭將於下半年持續。透過推出令人雀躍之新款「法拉利」及「瑪莎拉蒂」型號，預期汽車業務將有強勁增長，而高檔市場及創新之電子及電器產品亦日益受到本地顧客及遊客歡迎。新加坡及馬來西亞市場對本集團產品之需求亦有穩定的增幅。本集團於上半年獲得經營盈利，並預期於下半年進一步改善收益及盈利。本集團於中國專營汽車入口及分銷之合營公司－法拉利瑪莎拉蒂汽車國際貿易(上海)有限公司將於本年最後季度開業，預計可為本集團帶來進一步盈利。本集團於中國之合資生產聯營公司－金羚電器有限公司將進一步精簡業務及發展更高利潤之新產品，包括等離子電視、液晶體電視及顯示屏。本集團將可因此等發展而取得更佳業績。本集團預期在經營業務上及出售非核心投資將會締造現金流入，並於年終時應擁有更為優質的資產及大幅改善的投資回報。

其他資料

董事權益披露

(a) 於二零零四年六月三十日，本公司各董事及主要行政人員於本公司或其任何相聯法團(定義見證券及期貨條例第XV部)之股份、相關股份及債權證中擁有根據證券及期貨條例第352條須記入登記冊之權益及淡倉；或根據上市公司董事進行證券交易之標準守則須知會本公司及聯交所之權益及淡倉如下：

(i) 於二零零四年六月三十日，股份之實益權益及淡倉：

	每股面值港幣0.10元普通股股份(「股份」)數目			
董事	個人權益	家族權益	公司權益	權益總計
李文輝先生	33,564,388	6,738,732 *(附註1)*	1,171,335,706 *(附註2)*	1,211,638,826
李文彬先生	4,719,000	—	1,185,792,896 *(附註2及3)*	1,190,511,896
余金霞女士	52,097,162	—	1,171,335,706 *(附註2)*	1,223,432,868
孫志冲先生	471,900	—	—	471,900

附註：

1. 該6,738,732股股份由李文輝先生之配偶何秀月女士擁有。

2. 該1,171,335,706股股份由Modern Orbit Limited擁有。Modern Orbit Limited由Cyber Tower Inc.全資擁有，作為The WS Lee Unit Trust之信託人。The WS Lee Unit Trust之99%權益由一項全權信託所持有，其中李永森先生之家庭成員，包括余金霞女士、李文輝先生及李文彬先生為該全權信託之受益人。The WS Lee Unit Trust其餘1%權益由Skylink International Asset Corporation持有，該公司於英屬處女群島註冊成立，由余金霞女士、李文輝先生及李文彬先生擁有。

3. 該1,185,792,896股股份當中，14,457,190股股份由Fisherman Enterprises Inc.持有，該公司於英屬處女群島註冊成立，由李文彬先生全資擁有。

4. 股份中所有權益均為好倉。各董事概無於股份中持有任何淡倉。

其他資料(續)

董事權益披露(續)

(ii) 於二零零四年六月三十日，本公司之股票衍生工具之相關股份之實益權益及淡倉在本報告「優先認股權變動」一節內予以披露。

(iii) 於二零零四年六月三十日，於相聯法團之股份之實益權益及淡倉：

董事	相聯法團名稱	持有或擁有之股份數目或股本權益	股份／權益類別及／或概況
李永森先生	Stoneycroft Estates Limited	15,750,000	無投票權遞延股
	和記電業有限公司	8,500	無投票權遞延股
	和記電器服務有限公司	1	無投票權遞延股
余金霞女士	福和貿易有限公司	34,335	無投票權遞延股
	信和工程有限公司	3,850,000	無投票權遞延股
	Stoneycroft Estates Limited	340,000	無投票權遞延股
	和記電業有限公司	400	無投票權遞延股

其他資料(續)

主要股東權益

除下文披露者及於「董事權益披露」一節外，於二零零四年六月三十日，就董事所知，概無其他人士於本公司股份或相關股份中擁有或被視為或當作擁有5%或以上之權益或淡倉，而根據證券及期貨條例第336條須記入登記冊內。

公司名稱	股份數目	已發行股本總額之概約百分比
Modern Orbit Limited	1,171,335,706	52.85%

附註：該1,171,335,706股股份由Modern Orbit Limited擁有。Modern Orbit Limited由Cyber Tower Inc.全資擁有，作為The WS Lee Unit Trust之信託人。The WS Lee Unit Trust之99%權益由一項全權信託所持有，其中李永森先生之家庭成員，包括余金霞女士、李文輝先生及李文彬先生為該全權信託之受益人。The WS Lee Unit Trust其餘1%權益由Skylink International Asset Corporation持有，該公司於英屬處女群島註冊成立，由余金霞女士、李文輝先生及李文彬先生擁有。

優先認股權

一九九一年計劃

本公司於一九九一年六月二十二日採納優先認股權計劃(「一九九一年計劃」)，主要目的是獎勵董事及合資格僱員。該計劃於二零零一年六月二十一日屆滿。董事可酌情授出優先認股權予所有合資格僱員，包括本公司及其附屬公司之執行董事。

根據一九九一年計劃可授出之優先認股權所涉及之股份總數，在任何時候不得超逾本公司已發行股本之10%。根據一九九一年計劃，向任何個別人士授出之優先認股權所涉及之股份數目，不得超逾按該計劃當時已發行及可予發行之本公司股份總數上限25%。

合資格僱員必須於授出日期起28日內就每次授出優先認股權支付港幣1元後，接納該等優先認股權。優先認股權可於接納日期後一個月起計之6年期間行使。

其他資料(續)

優先認股權(續)

一九九一年計劃(續)

認購價由董事釐定，不會低於股份在緊接授出日期前五個交易日在香港聯合交易所有限公司(「聯交所」)之平均收市價80%及本公司股份面值兩者中較高之價格。

二零零一年計劃

本公司其後於二零零一年六月二十八日通過決議案採納另一項優先認股權計劃(「二零零一年計劃」)，主要目的是獎勵董事及合資格僱員。該計劃於二零零二年五月三十日根據該日通過之決議案終止。

根據二零零一年計劃，董事可授出優先認股權予任何全職僱員，包括本公司及其附屬公司之執行及非執行董事，以認購本公司股份。

根據二零零一年計劃可授出之優先認股權所涉及之股份總數，在任何時候不得超逾本公司已發行股本之10%。根據二零零一年計劃，向任何個別人士授出之優先認股權所涉及之股份數目，不得超逾按該計劃當時已發行及可予發行之本公司股份總數上限25%。

合資格僱員必須於授出日期起28日內就每次授出優先認股權支付港幣1元後，接納該等優先認股權。優先認股權可於接納日期後一個月起計之6年期間行使。

認購價由董事釐定，不會低於股份在緊接授出日期前五個交易日在聯交所之平均收市價80%及本公司股份面值兩者中較高之價格。

二零零一年計劃終止後，將不再授出優先認股權，惟在所有其他方面，二零零一年計劃之條款仍將有效，及所有於終止計劃前授出之優先認股權將根據有關計劃條款繼續有效及可予行使。

其他資料(續)

優先認股權(續)

二零零二年計劃

於二零零一年八月二十三日，聯交所宣佈修訂上市規則第17章並於二零零一年九月一日生效。為符合上市規則修訂及聯交所之公佈內容，本公司於二零零二年五月三十日採納另一新優先認股權計劃(「二零零二年計劃」)及根據於該日通過之決議案終止二零零一年計劃。二零零二年計劃旨在鼓勵或嘉獎參與人對本集團所作出之貢獻，同時使本集團可招攬及挽留能幹之員工，並吸引重要之人才為本集團及本集團持有任何股權之任何公司作出貢獻。二零零二年計劃為自採納日期起第十周年屆滿。

根據二零零二年計劃，本公司董事會可全權酌情決定向與本公司、其附屬公司及本集團持有任何股權之任何公司有關之以下參與人授予優先認股權：

1. 合資格僱員(包括董事)；或

2. 供應商或客戶；或

3. 提供研究、開發或其他技術支援之任何人士或公司；或

4. 股東；或

5. 任何業務合夥人、合營企業合夥人、財務顧問及法律顧問之任何僱員、合夥人或董事。

授出優先認股權予本公司董事、行政總裁或主要股東或彼等各自之聯繫人士，必須經本公司獨立非執行董事(不包括同時為承授人之任何獨立非執行董事)批准。

按二零零二年計劃及任何其他優先認股權計劃可授出之優先認股權涉及之最高股份總數，合共不得超過本公司不時已發行股本之30%。就上述規則，如未經本公司股東事先批准，按二零零二年計劃及任何其他計劃可授出之優先認股權涉及之股份總數，合共不得超過本公司於採納二零零二年計劃當日已發行股本之10%。

其他資料(續)

優先認股權(續)

二零零二年計劃(續)

如未經本公司股東事先批准，於任何一年向任何參與人授出之優先認股權涉及之股份數目，不得超過本公司不時之已發行股份之1%。任何一年根據二零零二年計劃及任何其他計劃向本公司一名主要股東、獨立非執行董事或彼等各自之聯繫人士授出之優先認股權，如超過本公司已發行股本之0.1%，以及按授出當日本公司股份之收市價計算超過港幣5,000,000元，則須經本公司股東事先批准。

合資格僱員必須於授出日期起28日內就每次授出優先認股權支付港幣1元後，接納該等優先認股權。根據二零零二年計劃授出之優先認股權之行使期於授出時由董事會釐定，惟不得遲於董事會提出授予優先認股權日期起計之6年後屆滿。股份認購價由本公司董事會釐定，惟認購價不得低於下列三者中之最高者：於授出日期本公司之股份收市價；於緊接授出日期前五個交易日股份之平均收市價；或本公司股份面值。

截至二零零四年六月三十日止六個月，概無行使或授出任何購股權。

於二零零四年六月三十日，有關根據一九九一年、二零零一年及二零零二年計劃授出惟尚未行使之購股權之股份數目分別為79,112,395、175,092,363及129,117,007，分別佔本公司當日之已發行股本之3.6%、7.9%及5.8%。

其他資料(續)

優先認股權變動

下表披露本公司之優先認股權於二零零四年六月三十日止六個月之變動情況：

合資格人士	計劃類別	授出日期	於二零零四年一月一日尚未行使	期內失效	於二零零四年六月三十日尚未行使	行使期	行使價 港幣元
李永森先生 (董事)	一九九一年	一九九八年一月十九日	4,719,470	4,719,470	-	一九九八年二月二十二日至二零零四年二月二十一日	0.3655
	一九九一年	一九九九年十二月二十一日	10,225,519	-	10,225,519	二零零零年二月十一日至二零零六年二月十日	0.2325
	一九九一年	二零零零年二月十一日	4,719,470	-	4,719,470	二零零零年三月二十一日至二零零六年三月二十日	0.5422
	二零零一年	二零零一年八月十日	55,060,504	-	55,060,504	二零零一年九月十六日至二零零七年九月十五日	0.1661
	二零零二年	二零零二年九月二十四日	640,640	-	640,640	二零零二年九月二十四日至二零零八年九月二十三日	0.1000
			75,365,603	4,719,470	70,646,133		
李文輝先生 (董事)	一九九一年	一九九八年一月十九日	4,876,783*	4,876,783*	-	一九九八年二月十九日至二零零四年二月十八日	0.3655
	一九九一年	一九九八年六月十日	1,573,156	-	1,573,156	一九九八年七月二十四日至二零零四年七月二十三日	0.1749
	一九九一年	一九九九年十二月二十一日	10,540,150*	-	10,540,150*	二零零零年二月七日至二零零六年二月六日	0.2325
	一九九一年	二零零零年二月十一日	5,506,048	-	5,506,048	二零零零年三月十八日至二零零六年三月十七日	0.5422
	一九九一年	二零零一年五月二十八日	6,292,629	-	6,292,629	二零零一年六月二十九日至二零零七年六月二十八日	0.1661
	二零零一年	二零零一年八月十日	55,060,504	-	55,060,504	二零零一年九月十六日至二零零七年九月十五日	0.1661
	二零零一年	二零零一年八月二十九日	786,575*	-	786,575*	二零零一年九月三十日至二零零七年九月二十九日	0.1661
	二零零二年	二零零二年九月二十四日	22,159,280	-	22,159,280	二零零二年九月二十四日至二零零八年九月二十三日	0.1000
			106,795,125*	4,876,783*	101,918,342*		
李文彬先生 (董事)	二零零二年	二零零二年六月四日	3,146,314	-	3,146,314	二零零二年六月四日至二零零八年六月三日	0.1000
	二零零二年	二零零二年九月二十四日	1,430,000	-	1,430,000	二零零二年九月二十四日至二零零八年九月二十三日	0.1000
			4,576,314	-	4,576,314		
余金霞女士(董事)	二零零一年	二零零一年八月二十九日	786,575	-	786,575	二零零一年九月三十日至二零零七年九月二十九日	0.1661
孫志沖先生 (董事)	一九九一年	一九九九年十二月二十一日	471,944	-	471,944	二零零零年二月六日至二零零六年二月五日	0.2325
	一九九一年	二零零零年二月十一日	786,575	-	786,575	二零零零年三月二十二日至二零零六年三月二十一日	0.5422
	一九九一年	二零零一年一月十八日	409,019	-	409,019	二零零一年三月六日至二零零七年三月五日	0.1661
	二零零一年	二零零一年八月十日	1,573,156	-	1,573,156	二零零一年九月十九日至二零零七年九月十八日	0.1661
	二零零二年	二零零二年六月四日	6,292,629	-	6,292,629	二零零二年六月四日至二零零八年六月三日	0.1000
	二零零二年	二零零二年九月二十四日	2,002,000	-	2,002,000	二零零二年九月二十四日至二零零八年九月二十三日	0.1000
			11,535,323	-	11,535,323		

* 包括授予李文輝先生之配偶之優先認股權。

其他資料（續）

優先認股權變動（續）

合資格人士	計劃類別	授出日期	於二零零四年一月一日尚未行使	期內失效	於二零零四年六月三十日尚未行使	行使期	行使價 港幣元
李卓民先生（董事）	二零零二年	二零零二年六月四日	2,202,418	–	2,202,418	二零零二年六月四日至二零零八年六月三日	0.1000
	二零零二年	二零零二年九月二十四日	11,440	–	11,440	二零零二年九月二十四日至二零零八年九月二十三日	0.1000
			2,213,858	–	2,213,858		
陳文生先生（董事）	二零零二年	二零零二年六月四日	2,202,418	–	2,202,418	二零零二年六月四日至二零零八年六月三日	0.1000
	二零零二年	二零零二年九月二十四日	11,440	–	11,440	二零零二年九月二十四日至二零零八年九月二十三日	0.1000
			2,213,858	–	2,213,858		
持續合約僱員	一九九一年	一九九八年一月十九日	2,529,585	2,529,585	–	一九九八年二月二十日至二零零四年三月十二日	0.3655
	一九九一年	一九九九年十二月二十一日	1,895,571	9,438	1,886,133	二零零零年二月一日至二零零六年三月二十一日	0.2325
	一九九一年	二零零零年二月十一日	519,136	–	519,136	二零零零年三月十八日至二零零六年三月二十一日	0.5422
	一九九一年	二零零零年九月八日	4,719,470	–	4,719,470	二零零零年十一月五日至二零零六年十一月四日	0.2347
	一九九一年	二零零一年五月二十八日	31,463,146	–	31,463,146	二零零一年六月三十日至二零零七年六月二十九日	0.1661
	二零零一年	二零零一年八月十日	55,060,504	–	55,060,504	二零零一年九月十四日至二零零七年九月十三日	0.1661
	二零零一年	二零零一年八月二十九日	5,191,389	–	5,191,389	二零零一年九月三十日至二零零七年九月三十日	0.1661
	二零零一年	二零零一年十一月二十三日	1,573,156	–	1,573,156	二零零一年十二月二十三日至二零零七年十二月二十二日	0.1661
	二零零二年	二零零二年六月四日	66,859,148	–	66,859,148	二零零二年六月四日至二零零八年六月三日	0.1000
	二零零二年	二零零二年九月二十四日	22,159,280	–	22,159,280	二零零二年九月二十四日至二零零八年九月二十三日	0.1000
			191,970,385	2,539,023	189,431,362		
			395,457,041	12,135,276	383,321,765		

其他資料(續)

證券之購買、出售或贖回

於截至二零零四年六月三十日止六個月，本公司及其附屬公司在期內並無購入、出售或贖回本公司任何證券。

公司管治

本公司各董事概無獲悉任何資料足以合理地顯示本公司於二零零四年六月三十日止六個月不遵守香港聯合交易所有限公司證券上市規則附錄14所載之最佳應用守則，惟獨有關第7條指引則除外。按本公司細則所規定，本公司非執行董事之任期於輪值告退後屆滿。

審核委員會

於二零零四年九月一日，陳德興先生獲委任為本公司獨立非執行董事及審核委員會成員。本公司之審核委員會由李卓民先生(主席)、陳文生先生及陳德興先生組成，彼等均為本公司獨立非執行董事。

中期業績乃經由本公司審核委員會審核。

承董事會命
執行主席兼行政總裁
李文輝

香港，二零零四年九月二十一日

OTHER INFORMATION (CONTINUED)

Purchase, sale or redemption of securities

During the six months ended June 30, 2004, the Company and its subsidiaries have not repurchased, sold or redeemed any of the Company's securities.

Corporate governance

None of the Directors of the Company is aware of any information that would reasonably indicate that the Company is not, or was not during the six months ended June 30, 2004, in compliance with the Code of Best Practice as set out in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited except in relation to guideline 7; as Non-executive Directors of the Company are appointed for a term expiring upon their retirement by rotation as required by the Company's Bye-Laws.

Audit committee

On September 1, 2004, Mr. Kenji Tak Hing CHAN was appointed Independent Non-executive Director and member of the Audit Committee of the Company. The Audit Committee of the Company comprises Mr. Raymond Cho Min LEE (Chairman), Mr. Boon Seng TAN and Mr. Kenji Tak Hing CHAN, all of whom are Independent Non-executive Directors of the Company.

The interim results have been reviewed by the Audit Committee of the Company.

By Order of the Board of Directors
Richard Man Fai LEE
Executive Chairman & CEO

Hong Kong, September 21, 2004

OTHER INFORMATION (CONTINUED)

Movement of share options (Continued)

Eligible person	Scheme type	Date of grant	Outstanding at January 1, 2004	Lapsed during the period	Outstanding at June 30, 2004	Exercisable period	Exercise price HK$
Mr. Raymond Cho Min LEE	2002	June 4, 2002	2,202,418	–	2,202,418	June 4, 2002 – June 3, 2008	0.1000
(Director)	2002	September 24, 2002	11,440	–	11,440	September 24, 2002 – September 23, 2008	0.1000
			2,213,858	–	2,213,858		
Mr. Boon Seng TAN	2002	June 4, 2002	2,202,418	–	2,202,418	June 4, 2002 – June 3, 2008	0.1000
(Director)	2002	September 24, 2002	11,440	–	11,440	September 24, 2002 – September 23, 2008	0.1000
			2,213,858	–	2,213,858		
Continuous contract	1991	January 19, 1998	2,529,585	2,529,585	–	February 20, 1998 – March 12, 2004	0.3655
employees	1991	December 21, 1999	1,895,571	9,438	1,886,133	February 1, 2000 – March 21, 2006	0.2325
	1991	February 11, 2000	519,136	–	519,136	March 18, 2000 – March 21, 2006	0.5422
	1991	September 8, 2000	4,719,470	–	4,719,470	November 5, 2000 – November 4, 2006	0.2347
	1991	May 28, 2001	31,463,146	–	31,463,146	June 30, 2001 – June 29, 2007	0.1661
	2001	August 10, 2001	55,060,504	–	55,060,504	September 14, 2001 – September 13, 2007	0.1661
	2001	August 29, 2001	5,191,389	–	5,191,389	September 30, 2001 – September 30, 2007	0.1661
	2001	November 23, 2001	1,573,156	–	1,573,156	December 23, 2001 – December 22, 2007	0.1661
	2002	June 4, 2002	66,859,148	–	66,859,148	June 4, 2002 – June 3, 2008	0.1000
	2002	September 24, 2002	22,159,280	–	22,159,280	September 24, 2002 – September 23, 2008	0.1000
			191,970,385	2,539,023	189,431,362		
			395,457,041	12,135,276	383,321,765		

OTHER INFORMATION (CONTINUED)

Movement of share options

The following table discloses movement in the Company's share options for the six months ended June 30, 2004:

Eligible person	Scheme type	Date of grant	Outstanding at January 1, 2004	Lapsed during the period	Outstanding at June 30, 2004	Exercisable period	Exercise price HK$
Mr. Wing Sum LEE	1991	January 19, 1998	4,719,470	4,719,470	-	February 22, 1998 - February 21, 2004	0.3655
(Director)	1991	December 21, 1999	10,225,519	-	10,225,519	February 11, 2000 - February 10, 2006	0.2325
	1991	February 11, 2000	4,719,470	-	4,719,470	March 21, 2000 - March 20, 2006	0.5422
	2001	August 10, 2001	55,060,504	-	55,060,504	September 16, 2001 - September 15, 2007	0.1661
	2002	September 24, 2002	640,640	-	640,640	September 24, 2002 - September 23, 2008	0.1000
			75,365,603	4,719,470	70,646,133		
Mr. Richard Man Fai LEE	1991	January 19, 1998	4,876,783*	4,876,783*	-	February 19, 1998 - February 18, 2004	0.3655
(Director)	1991	June 10, 1998	1,573,156	-	1,573,156	July 24, 1998 - July 23, 2004	0.1749
	1991	December 21, 1999	10,540,150*	-	10,540,150*	February 7, 2000 - February 6, 2006	0.2325
	1991	February 11, 2000	5,506,048	-	5,506,048	March 18, 2000 - March 17, 2006	0.5422
	1991	May 28, 2001	6,292,629	-	6,292,629	June 29, 2001 - June 28, 2007	0.1661
	2001	August 10, 2001	55,060,504	-	55,060,504	September 16, 2001 - September 15, 2007	0.1661
	2001	August 29, 2001	786,575*	-	786,575*	September 30, 2001 - September 29, 2007	0.1661
	2002	September 24, 2002	22,159,280	-	22,159,280	September 24, 2002 - September 23, 2008	0.1000
			106,795,125*	4,876,783*	101,918,342*		
Mr. Jeff Man Bun LEE	2002	June 4, 2002	3,146,314	-	3,146,314	June 4, 2002 - June 3, 2008	0.1000
(Director)	2002	September 24, 2002	1,430,000	-	1,430,000	September 24, 2002 - September 23, 2008	0.1000
			4,576,314	-	4,576,314		
Ms. Kam Har YUE (Director)	2001	August 29, 2001	786,575	-	786,575	September 30, 2001 - September 29, 2007	0.1661
Mr. Sammy Chi Chung SUEN	1991	December 21, 1999	471,944	-	471,944	February 6, 2000 - February 5, 2006	0.2325
(Director)	1991	February 11, 2000	786,575	-	786,575	March 22, 2000 - March 21, 2006	0.5422
	1991	January 18, 2001	409,019	-	409,019	March 6, 2001 - March 5, 2007	0.1661
	2001	August 10, 2001	1,573,156	-	1,573,156	September 19, 2001 - September 18, 2007	0.1661
	2002	June 4, 2002	6,292,629	-	6,292,629	June 4, 2002 - June 3, 2008	0.1000
	2002	September 24, 2002	2,002,000	-	2,002,000	September 24, 2002 - September 23, 2008	0.1000
			11,535,323	-	11,535,323		

* Share options granted to Mr. Richard Man Fai LEE's spouse were included.

OTHER INFORMATION (CONTINUED)

Share options (Continued)

2002 Scheme (Continued)

The number of shares in respect of which options may be granted to any participant in any one year is not permitted to exceed 1% of the shares of the Company in issue at any point in time, without prior approval from the Company's shareholders. Options granted to a substantial shareholder, or an Independent Non-executive Director of the Company, or any of their respective associates under the 2002 Scheme and any other schemes in any one year in excess of 0.1% of the Company's issued share capital or with a value, based on the closing price of the shares of the Company at the date of each grant, in excess of HK$5 million must be approved in advance by the Company's shareholders.

Options granted must be taken up within 28 days of the date of grant upon payment of HK$1 per each grant of options. The exercise period of the share options granted under the 2002 Scheme shall be determined by the Board of Directors when such options are granted, provided that such period shall not end later than 6 years from the date of grant. The subscription price is determined by the Board of Directors of the Company, and will not be less than the higher of the closing price of the Company's shares on the date of grant, or the average closing price of the shares for the five trading days immediately preceding the date of grant, or the nominal value of a share of the Company.

No Share Options were exercised or granted for the six months ended June 30, 2004.

At June 30, 2004, the number of shares in respect of which options had been granted and remained outstanding under the 1991, 2001 and 2002 Scheme were 79,112,395, 175,092,363 and 129,117,007 representing 3.6%, 7.9% and 5.8% of the issued share capital of the Company at that date respectively.

OTHER INFORMATION (CONTINUED)

Share options (Continued)

2002 Scheme

On August 23, 2001, the Stock Exchange has announced amendments to Chapter 17 of the Listing Rules, which has come into effect on September 1, 2001. In compliance with the amendments to the Listing Rules and the announcement of the Stock Exchange, the Company adopted a new share option scheme ("2002 Scheme") and terminated the 2001 Scheme on May 30, 2002 pursuant to a resolution passed on that date. The purpose of the 2002 Scheme is to provide incentives or rewards to participants for their contribution to the Group and enable the Group to recruit and retain high-calibre employees and attract human resources that are valuable to the Group and any companies in which the Group holds any equity interest. The 2002 Scheme will expire on the 10th anniversary of date of adoption.

Under the 2002 Scheme, the Board of Directors of the Company may at their discretion grant options to the following participants of the Company, its subsidiaries and any companies in which the Group holds any equity interest, to subscribe for shares in the Company:

1. eligible employees, including Directors; or

2. suppliers or customers; or

3. any person or entity that provides research, development or other technological support; or

4. shareholders; or

5. employees, partners or Directors of any business partners, joint venture partners, financial advisers and legal advisers.

Options granted to a Director, chief executive or substantial shareholder of the Company, or any of their respective associates must be approved by the Independent Non-executive Directors of the Company (excluding any Independent Non-executive Director who is the grantee).

The total number of shares in respect of which options may be granted under the 2002 Scheme and any other schemes is not permitted to exceed 30% of the issued share capital of the Company from time to time. Subject to the above rule, the total number of shares in respect of which options may be granted under the 2002 Scheme and any other schemes must not in aggregate, exceed 10% of the issued share capital of the Company at the adoption date of the 2002 Scheme without prior approval from the Company's shareholders.

OTHER INFORMATION (CONTINUED)

Share options (Continued)

1991 Scheme (Continued)

The subscription price is determined by the Directors, and will not be less than the higher of a price being not less than 80% of the average of the closing prices of the shares on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") on the five trading days immediately preceding the date of grant, and the nominal value of a share of the Company.

2001 Scheme

Another share option scheme ("2001 Scheme") was subsequently adopted pursuant to a resolution passed on June 28, 2001 for the primary purpose of providing incentives to Directors and eligible employees, and was terminated on May 30, 2002 pursuant to a resolution passed on that date.

Under the 2001 Scheme, the Directors may grant options to any full-time employees, including executive and non-executive Directors of the Company and its subsidiaries, to subscribe for shares in the Company.

The total number of shares in respect of which options may be granted under the 2001 Scheme is not permitted to exceed 10% of the issued share capital of the Company at any point in time. The number of shares in respect of which options may be granted to any individual is not permitted to exceed 25% of the maximum aggregate number of shares of the Company for the time being issued and issuable under the 2001 Scheme.

Options granted must be taken up within 28 days of the date of grant, upon payment of HK$1 per grant. Options are exercisable within a period of 6 years commencing one month from the date of acceptance of options.

The subscription price is determined by the Directors, and will not be less than the higher of a price being not less than 80% of the average of the closing prices of the shares on the Stock Exchange on the five trading days immediately preceding the date of grant, and the nominal value of a share of the Company.

Upon termination of the 2001 Scheme, no further options will be granted but in all other respects, the provisions of the 2001 Scheme shall remain in force and all granted prior to such termination shall continue to be valid and exercisable in accordance therewith.

OTHER INFORMATION (CONTINUED)

Substantial shareholders' interests

Save as disclosed below and in the section headed "Disclosure of directors' interests", as at June 30, 2004, so far as is known to the Directors, no other person had, or was deemed or taken to have an interest or short position of 5% or more of the interests in the shares or underlying shares of the Company as recorded in the register required to be kept under Section 336 as the SFO:

Company Name	Number of Shares	Approximate % of the total issued Shares
Modern Orbit Limited	1,171,335,706	52.85%

Note: The 1,171,335,706 Shares are held by Modern Orbit Limited, which is wholly owned by Cyber Tower Inc. as trustee of The WS Lee Unit Trust. 99% of the units of The WS Lee Unit Trust are held by a discretionary trust of which Mr. Wing Sum LEE's family members including Ms. Kam Har YUE, Mr. Richard Man Fai LEE and Mr. Jeff Man Bun LEE are the beneficiaries. The remaining 1% of the units of The WS Lee Unit Trust are held by Skylink International Asset Corporation, a company incorporated in the British Virgin Islands and owned by Ms. Kam Har YUE, Mr. Richard Man Fai LEE and Mr. Jeff Man Bun LEE.

Share options

1991 Scheme

The Company's share option scheme was adopted on June 22, 1991 ("1991 Scheme") for the primary purpose of providing incentives to Directors and eligible employees and expired on June 21, 2001. The Directors may, at their discretion, grant options to all eligible employees, including executive Directors of the Company and its subsidiaries.

The total number of shares in respect of which options may be granted under the 1991 Scheme is not permitted to exceed 10% of the issued share capital of the Company at any point in time. The number of shares in respect of which options may be granted to any individual is not permitted to exceed 25% of the maximum aggregate number of shares of the Company for the time being issued and issuable under the 1991 Scheme.

Options granted must be taken up within 28 days of the date of grant, upon payment of HK$1 per grant. Options are exercisable within a period of 6 years commencing one month from the date of acceptance of options.

OTHER INFORMATION (CONTINUED)

Disclosure of directors' interests (Continued)

(ii) Beneficial interests and short positions in underlying shares of equity derivatives of the Company as at June 30, 2004 are disclosed in the section headed "Movement of Share options" of this report.

(iii) Beneficial interests and short position in shares in associated corporations as at June 30, 2004:

Directors	Name of associated corporation	Number of shares or equity interests held or interested in	Class and/or description of shares/interests
Mr. Wing Sum LEE	Stoneycroft Estates Limited	15,750,000	non-voting deferred shares
	Wo Kee Hong Limited	8,500	non-voting deferred shares
	Wo Kee Services Limited	1	non-voting deferred shares
Ms. Kam Har YUE	Forward International Corporation, Limited	34,335	non-voting deferred shares
	Shinwa Engineering Company, Limited	3,850,000	non-voting deferred shares
	Stoneycroft Estates Limited	340,000	non-voting deferred shares
	Wo Kee Hong Limited	400	non-voting deferred shares

OTHER INFORMATION

Disclosure of directors' interests

(a) As at June 30, 2004, the interests and short positions of each Directors and chief executive of the Company in the Shares, underlying shares and debentures of the Company or any associated corporation (within the meaning of Part XV of the Securities and Futures Ordinance ("SFO")) as recorded in the register required to be kept under Section 352 of the SFO; or are required, pursuant to the Model Code for Securities Transactions by Directors of Listed Companies to be notified to the Company and the Stock Exchange are as follows:

(i) Beneficial interest and short position in Shares as at June 30, 2004:

	Number of ordinary shares of HK$0.10 each ("Share")			
Directors	Personal Interests	Family Interests	Corporate Interests	Total Interests
Mr. Richard Man Fai LEE	33,564,388	6,738,732 *(Note 1)*	1,171,335,706 *(Note 2)*	1,211,638,826
Mr. Jeff Man Bun LEE	4,719,000	–	1,185,792,896 *(Notes 2 & 3)*	1,190,511,896
Ms. Kam Har YUE	52,097,162	–	1,171,335,706 *(Note 2)*	1,223,432,868
Mr. Sammy Chi Chung SUEN	471,900	–	–	471,900

Notes:

1. The 6,738,732 Shares are owned by Ms. Siew Yit HOH, the spouse of Mr. Richard Man Fai LEE.

2. The 1,171,335,706 Shares are held by Modern Orbit Limited, which is wholly owned by Cyber Tower Inc. as trustee of The WS Lee Unit Trust. 99% of the units of The WS Lee Unit Trust are held by a discretionary trust of which Mr. Wing Sum LEE's family members including Ms. Kam Har YUE, Mr. Richard Man Fai LEE and Mr. Jeff Man Bun LEE are the beneficiaries. The remaining 1% of the units of The WS Lee Unit Trust are held by Skylink International Asset Corporation, a company incorporated in the British Virgin Islands and owned by Ms. Kam Har YUE, Mr. Richard Man Fai LEE and Mr. Jeff Man Bun LEE.

3. Out of the 1,185,792,896 Shares, 14,457,190 Shares are held by Fisherman Enterprises Inc., a company incorporated in the British Virgin Islands and wholly owned by Mr. Jeff Man Bun LEE.

4. All interests in the Shares are long positions. None of the Directors held any short position in the Shares.

HUMAN RESOURCES

As of June 30, 2004, the total number of employees of the Group, excluding an associate, further reduced to 343 (2003: 361). It is essential, as part of the profit restoration program, to carefully review the staff resources in each business unit within the Group as we moved into the second half of the year. With the closure and consolidation of some business units and a reduction in remuneration packages in the second half of 2004, the Group has determined to restore profitability and remains competitive. Although the measures are painful, the Group recognises the importance of its employees and has been extremely fortunate to retain a core of loyal, experienced and dedicated people.

PROSPECTS

The Hong Kong economy is recovering at a healthy pace, witnessed by increased consumer spending and an upsurge in tourism. Sales in premium electrical products and sports cars have been increasing remarkably; we expect this trend will continue into the second half. Strong growth is forecasted for our car business with launches of new and exciting models of both "Ferrari" and "Maserati" whilst upmarket and innovative electronic and electrical items are getting very popular with the domestic customers and tourists. Markets in Singapore and Malaysia are also improving steadily for our products. The Group has achieved a positive operational result for the first half and expects to further improve revenues and profits in the remaining of the year. Our joint venture in China of car importation and distribution, Ferrari Maserati Cars International Trading (Shanghai) Co., Ltd., will commence operations in the last quarter of the year and is expected to bring further profit to the Group. Our associated manufacturing joint venture in China, Jin Ling Electrical Co. Ltd., will undergo further streamlining of operations as well as development of new products with higher margins, including plasma TVs and LCD TVs and monitors. All these developments will combine to bring improvement in operating result to the Group. Positive cashflow generation is also planned both at the operational level and with disposals of non-core investments. We should conclude the year with a very healthy set of assets with much improved return on investments.

BUSINESS REVIEW (CONTINUED)

Car and car accessories

The business consists mainly of the import, distribution and after-sale service of "Ferrari" and "Maserati" cars and spare parts in Hong Kong, Macau and Mainland China.

The first half of 2004 has been a continuation of a gradual improvement in market sentiment in Hong Kong, as witnessed already since the last quarter in last year.

The market in China continued to grow strongly into the first quarter of 2004; however, due to macro economic policy implemented to cool off the overheating economy in China, sales slowed down in the second quarter.

Turnover increased by 8.7% to HK$121.1 million and good profit margins were achieved; a dramatic turnaround from last year's loss in this business.

In June 2004 a major "Ferrari" and "Maserati" promotion was staged at Shanghai, combining a number of important events. These events include announcement of the new equity joint venture ("EJV") responsible for the sale, marketing and network development in China; grand opening of the new "Ferrari" and "Maserati" showroom; launch of the new "Ferrari" 612 Scaglietti at the Shanghai Exhibition Center; exclusive "Ferrari" and "Maserati" participation at the grand opening ceremony for the new Shanghai Grand Prix Circuit; and exclusive track day for "Ferrari" and "Maserati" owners from Hong Kong and China at the new Grand Prix Circuit.

For 2004, the prevailing positive market trend in Hong Kong, combined with the introduction by our Group of several new models, i.e. "Ferrari" 612 Scaglietti, "Ferrari" 575 GTC and "Maserati" Quattroporte, "Maserati" Grand Sport during the year, should provide excellent grounds for a profitable business year for this business. The new joint venture would be operative in Mainland China in the second half year, steady improvement of the business is expected.

During the period under review, the Group entered into a strategic alliance with Ferrari S.p.A. ("Ferrari") and Poly Technologies, Inc. ("Poly Technologies"), a subsidiary of Poly Group, to set up an EJV company, Ferrari Maserati Cars International Trading (Shanghai) Co., Ltd, in Mainland China. The EJV is the sole importer of "Ferrari" and "Maserati" cars in China, responsible for the import, marketing, sale to dealers, spare parts and accessories supply, and after-sale technical supports for these unique global brands. The Group, Ferrari and Poly Technologies own 30%, 40% and 30% respectively in the EJV. The three parties have mapped out detailed development plans for the first three years' operations of the EJV. At the initial stage, the EJV will set up a national dealership network with over 10 strategic locations in major cities in China, including Beijing, Shanghai, Xiamen, Ningbo, Dalian, Hangzhou, Chengdu, Wuhan, Guangzhou and Shenzhen, to provide customers with sale and maintenance services for "Ferrari" and "Maserati" premium sports cars. In September 2004, the EJV has been formally set up, with the business licence issued by the relevant PRC authority.

BUSINESS REVIEW (CONTINUED)

Air-conditioning products (Continued)

Turnover for the first six months was slightly down 3.1% over last period at HK$64.8 million (2003: HK$66.9 million). The Hong Kong market has experienced a gradual upturn of business since the first quarter of the year, due to the improved economic outlook, lower unemployment and the gradual return of consumer confidence. In the Mainland China market, however, business of commercial air-conditioning products has declined due to severe local competition from domestic production of both Mainland Chinese brands and international branded products made locally. In the Singapore market, sales is still weak due to sluggish housing and construction activities.

Due to the Group's increased marketing and distribution effort, and the switch of supplies to lower-cost centres of production by our major principals, they helped to ensure the product pricing remains competitive in the market place. The Group did well to maintain overall profitability from this business. In addition, a series of cost-saving and rationalization measures was introduced to enhance operating efficiency.

Although global material costs and oil prices are posing continuous pressure on our costs, we expect sales for the second half year will increase over that of last year, in view of the improved market environment, with more new product launches and product line extensions.

Audio-visual and other electrical products

The core business involves distribution of a range of branded products including "LG" electrical appliances from Korea, "Alpine" car audio equipments from Japan, "Marantz" high-end audio-visual products from Japan, the two Group's in-house brands of "Rogers" audio-visual products from the UK and "Bodysonic" audio-visual products from Japan.

With the improvement of the economy in the major markets in Hong Kong, Singapore and Malaysia, sales performance was satisfactory in the first six months this year. Total sales in the six months increased by 13.1% to HK$62.4 million over last period (2003: HK$55.1 million). Despite the fierce competition in the market, which would pose threats to the profit margins, sales prospect in the second half of the year is more optimistic. It is expected that gross margins can be maintained by the new product launches of car navigation system, premium appliances models with innovative functions, amplifiers with the latest surround sound system, large-sized plasma TVs and LCD TVs.

Direct marketing

The business involves retailing of consumer electronic and electrical appliances in the Hong Kong market through our own discount outlets named "Mega Warehouse".

For the first six months of 2004, turnover was HK$30.3 million, a decrease of HK$3.6 million (-10.6%) over HK$33.9 million of last period. Although the general economic growth of Hong Kong in the first half-year was encouraging, consumer demand in large electronic and electrical products was still stagnant whilst competition continued to be intense. Thus, efforts were taken to improve the operational efficiency by closing down non-performing outlets. To achieve the objective of profit contribution to the Group, more measures of improving the operational efficiency will be implemented in the second half of this year.

MANAGEMENT DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION (CONTINUED)

Cash flow, liquidity and financial resources

The Group continued to be financed by a combination of its equity capital base, cash flow generated from operations, loan advanced from a supplier and bank borrowings. As usual, bank and other liabilities were being met upon their maturities in the normal course of business.

In the first six months of 2004 cash generated from operations amounted to HK$29.2 million, enabling the Group to repay the bank and other debts and to fund the investing activities to the extent of HK$16.4 million. As a result, net positive cashflow of HK$12.8 million was achieved which greatly strengthened our cash position, resulting in cash and cash equivalents amounting to HK$14.5 million at June 30, 2004.

The Group had total borrowings at June 30, 2004 amounting to HK$201.1 million (December 31, 2003: HK$220.1 million). At the end of the period, the Group's gearing ratio stood at 54.6%, based on long term liabilities (excluding deferred tax liabilities) of HK$141.6 million and shareholders' equity of HK$259.5 million. The current ratio was 1.2, based on current assets of HK$239.3 million and current liabilities of HK$194.4 million.

At June 30, 2004, debtor collections period stood at 25 days (December 31, 2003: 27 days) and inventory turnover figured at 89 days (December 31, 2003: 90 days). These two performance indicators were, again, reflecting clear evidence of improvement in financial performance.

It is the Group's management practice to hedge those volatile foreign currency transactions by stabilizing the costs resulting in the peg of the exchange rates. At June 30, 2004, the total outstanding foreign exchange contracts purchased with banks amounted to HK$14.5 million.

At June 30, 2004, the Group had trading facilities amounting to HK$147.8 million (December 31, 2003: HK$155.6 million) of which HK$125.2 million was utilized. The Group had no material contingent liabilities at both June 30, 2004 and December 31, 2003.

BUSINESS REVIEW

Air-conditioning products

The business consists of marketing and distribution of a wide range of consumer and commercial air-conditioning products from four major brands: namely, "MHI" (Mitsubishi Heavy Industries of Japan); "LG" (LG Electronics Inc. of Korea); "GREE-Bodysonic" and "Galanz", both manufactured in China.

INTERIM DIVIDEND

The Directors have resolved not to declare the payment of an interim dividend (2003: nil).

MANAGEMENT DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

Results

For the first six months of 2004 the Group recorded a total turnover of HK$278.6 million, an increase of HK$11.2 million (+4.2%) over HK$267.4 million of last period. This underscored the recovery of our business from last year when markets were disrupted by SARS and the increase in First Registration Taxes introduced in March 2003 which badly hit our motor vehicles trading business. Given the general economic recovery in 2004, market condition of our products also improved.

Gross profits increased by HK$5.7 million (+9.7%) to HK$63.9 million when compared with last period's HK$58.2 million. Despite intensive price competition in the marketplace, we achieved a better than forecasted gross margins at 22.9% as compared to 21.8% in last period.

As a result of the Group's continuous effort to maintain a tight control on costs, distribution costs were reduced by HK$3.3 million or 12.2%, administrative expenses by HK$1.5 million or 3.2% and finance costs by HK$0.9 million or 16.7% as compared to last period.

Since the beginning of the year the Group strove to cut down staff costs to an acceptable level through increasing staff efficiency and streamlining operations. In particular, in May 2004 the Group embarked on a corporate-wide saving plan to alleviate the staff costs and other expenses of all departments on a timely and cost effective basis. Accordingly, headcount would be saved and the relevant severance payments of HK$1.3 million was accounted for as restructuring costs. It is anticipated that upon full implementation of the saving plan a double-digit saving on expenses would be achieved.

Our associated company in Jiangmen continued to record a loss of HK$10.8 million. The upsurge in the costs of plastic materials and thin steel plate in this year further dampened the financial performance. We have identified new product and distribution strategy to rebuild this joint venture for a new phase of growth.

The Board is pleased to announce a profit from operations of the Group of HK$0.5 million in the first six months of 2004, which exhibited a marked improvement of HK$9.9 million against the operating loss of HK$9.4 million in last period. After deducting finance costs of HK$4.4 million, restructuring costs of HK$1.3 million, share of loss of an associate of HK$10.8 million and crediting deferred tax of HK$12.8 million and minority interests of HK$0.9 million, a small loss attributable to shareholders of HK$2.3 million was reported, reflecting a great step forward in financial performance over profitability from the last period (loss of HK$14.8 million). This strongly manifested the trend of turnaround in the Group's profitability and we believe that the toughest time is over.

13. Related party transactions

During the period, the Group entered into the following transactions with related parties :

	Six months ended June 30	
	2004	2003
	HK$'000	*HK$'000*
Interest income received from a related party	**30**	52
Management and agency fee paid to a related company	**2,116**	1,665
Sales of goods to a Director (net of trade in value HK$600,000)	**900**	–
Acquisition of further interest in a subsidiary from a related party	**2,287**	–
Interests expenses paid to a Director	**–**	737
Interests expenses paid to a related company	**–**	135

14. Contingencies and commitments

There is no material change in the contingencies and commitment since the last annual reporting date.

15. Pledge of assets

At the interim balance sheet date, certain of the Group's land and buildings, investment properties and properties held for sale with an aggregate net book value of HK$300,196,000 (December 31, 2003: HK$322,240,000); inventories stated at lower of cost and net realisable value amounting HK$4,088,000 (December 31, 2003: HK$4,663,000) and all assets of a subsidiary of HK$17,509,000 (December 31, 2003: HK$15,095,000) have been pledged to secure facilities granted by banks and a supplier to the Group.

16. Comparative figures

Certain prior period comparative figures have been reclassified to conform to the current period's presentation.

11. Share capital

	Number of shares	Nominal value
		HK$'000
Authorised:		
At January 1, 2003, December 31, 2003, January 1, 2004 and June 30, 2004 of HK$0.10 each	3,500,000,000	350,000
Issued and fully paid:		
At January 1, 2003 of HK$0.10 each	774,879,138	77,488
Issue of shares upon bonus share issue	77,487,913	7,749
Issue of shares upon rights issue	340,946,820	34,094
Issue of shares upon bonus share issue	1,022,840,460	102,284
At December 31, 2003, January 1, 2004 and June 30, 2004 of HK$0.10 each	2,216,154,331	221,615

12. Deferred taxation

The movement in the deferred tax liabilities (assets) account is as follows :

	Tax loss	Properties	Accelerated tax depreciation	Total
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
At January 1, 2003	–	7,563	24,003	31,566
Credit to income for the year	–	(217)	(598)	(815)
Effect of change in tax rate charged to profit and loss account	–	709	2,249	2,958
At December 31, 2003 and January 1, 2004	–	8,055	25,654	33,709
Credit to income for the period	(6,300)	(2,112)	(4,272)	(12,684)
At June 30, 2004	(6,300)	5,943	21,382	21,025

Represented by:	
Deferred tax assets	(6,300)
Deferred tax liabilities	27,325
	21,025

During the period, deferred tax assets of HK$6,300,000 was recognised for car business's tax loss carried forward.

9. Trade and other payables

The aged analysis of trade payables is as follows :

	June 30 2004 HK$'000	December 31 2003 HK$'000
Within 30 days	**5,069**	6,042
31 to 60 days	**2,876**	2,610
61 to 90 days	**2,425**	1,478
91 days to 1 year	**1,741**	3,349
Over 1 year	**1,700**	1,414
Total trade payables	**13,811**	14,893
Customers' deposits, accruals and other payables	**68,959**	67,882
	82,770	82,775

10. Borrowings

	June 30 2004 HK$'000	December 31 2003 HK$'000
Bank overdrafts	**6,579**	14,297
Bank loans	**63,789**	75,708
	70,368	90,005
Secured	**62,963**	80,868
Unsecured	**7,405**	9,137
	70,368	90,005
Secured loan advanced from a supplier (note)	**130,719**	130,108
	201,087	220,113
The maturity of the above loans is as follows:		
Within one year	**60,050**	76,754
More than one year, but not exceeding two years	**1,713**	3,574
More than two years, but not exceeding five years	**5,698**	5,868
More than five years	**133,626**	133,917
	201,087	220,113
Less: Amounts due within one year shown under current liabilities	**(60,050)**	(76,754)
Amounts due after one year	**141,037**	143,359

Note: The loan advanced from a supplier is secured by properties of the Group, bears interest at 2.5% per annum and is repayable semi-annually by ten installments commencing from June 30, 2012.

7. Property, plant and equipment

	June 30 2004 HK$'000	December 31 2003 HK$'000
Opening net book value	**180,019**	186,360
Exchange difference	**3**	2
Additions	**1,293**	2,429
Disposals	**(831)**	(881)
Transfer to investment properties	**(43,151)**	–
Depreciation charge	**(3,641)**	(7,891)
Closing net book value	**133,692**	180,019

8. Trade and other receivables

The Group allows an average credit period of 30 to 90 days to its customers. The aged analysis of trade receivables is as follows:

	June 30 2004 HK$'000	December 31 2003 HK$'000
Within 30 days	**20,282**	19,922
31 to 60 days	**9,078**	12,073
61 to 90 days	**3,170**	2,716
91 days to 1 year	**3,414**	4,506
Over 1 year	**2,116**	1,185
Total trade receivables	**38,060**	40,402
Deposits, prepayments and other receivables	**33,407**	25,761
	71,467	66,163

4. **Income tax**

	Six months ended June 30	
	2004	2003
	HK$'000	*HK$'000*
The tax credit (charge) comprises:		
Tax for the period:		
Hong Kong Profits Tax	**–**	–
Overseas income tax	**96**	(16)
	96	(16)
Deferred tax:		
Current period	**12,684**	–
Change in tax rate	**–**	(819)
Taxation attributable to the Company and its subsidiaries	**12,780**	(835)

No provision for Hong Kong Profits Tax has been made for both periods as the Group did not derive any assessable profits.

Overseas taxation is calculated at the rates prevailing in the respective jurisdictions.

5. **Loss per share**

The calculation of the basic loss per share is based on the loss attributable to shareholders of HK$2,293,000 (2003: HK$14,774,000) and on the weighted average number of 2,216,154,331 (2003: 1,001,531,285) ordinary shares in issue during the period. The weighted average number of ordinary shares for the purpose of basic loss per share for 2003 has been adjusted for the rights issue with bonus issue in September 2003.

No diluted loss per share has been presented because the exercise price of the Company's outstanding share options was higher than the average market price for share for both periods.

6. **Investment properties**

During the period, the Group had transferred certain of its properties from land and building to investment properties at HK$43,151,000 (2003: Nil).

2. Business and geographical segments (Continued)

Geographical segments

	Turnover by geographical market		Contribution to operating results	
	Six months ended June 30		Six months ended June 30	
	2004	2003	**2004**	2003
	HK$'000	*HK$'000*	***HK$'000***	*HK$'000*
Hong Kong	**192,511**	189,313	**(1,917)**	(7,167)
Singapore	**26,431**	25,366	**(143)**	52
Malaysia	**11,610**	13,555	**519**	680
The People's Republic of China	**31,504**	25,167	**2,393**	(3,252)
Macau	**15,608**	10,282	**(17)**	206
Others	**898**	3,678	**12**	289
	278,562	267,361	**847**	(9,192)
Unallocated corporate expenses			**(368)**	(213)
Profit (Loss) from operations			**479**	(9,405)

3. Profit (Loss) from operations

	Six months ended June 30	
	2004	2003
	HK$'000	*HK$'000*
Profit (Loss) from operations has been arrived at after charging:		
Depreciation of:		
Owned assets	**3,629**	3,941
Assets held under finance leases	**12**	–
Amortisation of goodwill	**136**	–

2. Business and geographical segments (Continued)

Business segments (Continued)

Six months ended June 30, 2003

	Air-conditioning products HK$'000	Audio-visual and other electrical products HK$'000	Cars and car accessories HK$'000	Direct marketing HK$'000	Property investment HK$'000	Eliminations HK$'000	Consolidated HK$'000
Turnover							
External sales	66,929	55,140	111,435	33,857	-	-	267,361
Inter-segment sales	981	6,778	-	151	-	(7,910)	-
Total turnover	67,910	61,918	111,435	34,008	-	(7,910)	267,361

Inter-segment sales are charged at prevailing market rates.

	Air-conditioning products HK$'000	Audio-visual and other electrical products HK$'000	Cars and car accessories HK$'000	Direct marketing HK$'000	Property investment HK$'000	Eliminations HK$'000	Consolidated HK$'000
Results							
Segment results	(81)	601	(5,103)	(3,572)	(1,037)	-	(9,192)
Unallocated corporate expenses							(213)
Loss from operations							(9,405)
Finance costs							(5,272)
Share of result of an associate	-	159	-	-	-	-	159
Loss before taxation							(14,518)
Income tax							(835)
Loss after taxation							(15,353)
Minority interests							579
Loss attributable to shareholders							(14,774)

Notes to the Condensed Consolidated Financial Statements

1. Significant accounting policies

The unaudited condensed consolidated interim financial statements have been prepared in accordance with the Statement of Standard Accounting Practice ("SSAP") 25, "Interim financial reporting", issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA").

These condensed interim financial statements should be read in conjunction with the 2003 annual financial statements.

The accounting policies adopted are consistent with those followed in the Group's annual financial statements for the year ended December 31, 2003.

2. Business and geographical segments

Turnover represents the net invoiced value of goods sold, after allowances for returns and trade discounts, and maintenance service income during the period. An analysis of the Group's unaudited segment revenues and results for business segments and geographical segments for the period is as follows:

Business segments

Six months ended June 30, 2004

	Air-conditioning products *HK$'000*	Audio-visual and other electrical products *HK$'000*	Cars and car accessories *HK$'000*	Direct marketing *HK$'000*	Property investment *HK$'000*	Eliminations *HK$'000*	Consolidated *HK$'000*
Turnover							
External sales	64,824	62,355	121,113	30,270	-	-	278,562
Inter-segment sales	1,344	3,271	-	105	-	(4,720)	-
Total turnover	66,168	65,626	121,113	30,375	-	(4,720)	278,562

Inter-segment sales are charged at prevailing market rates.

Results							
Segment results	346	(1,226)	6,389	(4,384)	(681)	403	847
Unallocated corporate expenses							(368)
Profit from operations							479
Finance costs							(4,390)
Restructuring costs							(1,320)
Share of result of an associate	-	(10,793)	-	-	-	-	(10,793)
Loss before taxation							(16,024)
Income tax							12,780
Loss after taxation							(3,244)
Minority interests							951
Loss attributable to shareholders							(2,293)

Condensed Consolidated Statement of Changes in Equity

(Unaudited)	Share capital *HK$'000*	Capital redemption reserve *HK$'000*	Exchange reserve *HK$'000*	Other reserve *HK$'000*	Accumulated losses *HK$'000*	Total *HK$'000*
At January 1, 2004	221,615	916	(1,733)	151,236	(110,118)	261,916
Exchange difference arising on translation of financial statements of overseas operations not recognised in profit and loss account	–	–	(159)	–	–	(159)
Loss attributable to shareholders	–	–	–	–	(2,293)	(2,293)
At June 30, 2004	221,615	916	(1,892)	151,236	(112,411)	259,464
At January 1, 2003	77,488	916	(314)	261,269	(2,725)	336,634
Bonus issue of shares	7,749	–	–	(7,749)	–	–
Exchange difference arising on translation of financial statements of overseas operations not recognised in profit and loss account	–	–	(663)	–	–	(663)
Loss attributable to shareholders	–	–	–	–	(14,774)	(14,774)
At June 30, 2003	85,237	916	(977)	253,520	(17,499)	321,197

Condensed Consolidated Cash Flow Statement

	Six months ended June 30	
	2004	2003
	(Unaudited)	(Unaudited)
	HK$'000	*HK$'000*
Net cash generated from (used in) operating activities	**29,182**	(31,488)
Net cash (used in) generated from investing activities	**(974)**	6,098
Net cash (used in) generated from financing activities	**(15,372)**	15,486
Net increase (decrease) in cash and cash equivalents	**12,836**	(9,904)
Cash and cash equivalents at January 1	**1,796**	1,609
Effect of foreign currency exchange rate changes	**(112)**	(26)
Cash and cash equivalents at June 30	**14,520**	(8,321)
Analysis of the balances of cash and cash equivalents		
Being :		
Bank balances and cash	**21,099**	12,614
Bank overdrafts	**(6,579)**	(20,935)
	14,520	(8,321)

Condensed Consolidated Balance Sheet

	Notes	June 30 2004 (Unaudited) HK$'000	December 31 2003 (Audited) HK$'000
Non-current assets			
Investment properties	6	159,848	116,697
Property, plant and equipment	7	133,692	180,019
Goodwill		2,577	–
Deferred tax assets	12	6,300	–
Interest in an associate		81,846	92,036
Investment securities		702	702
		384,965	389,454
Current assets			
Inventories		104,968	107,133
Properties held for sale, at net realisable value		41,256	64,525
Trade and other receivables	8	71,467	66,163
Amount due from an associate		319	742
Amounts due from related parties		3	2,085
Taxation recoverable		130	27
Other investments		102	100
Bank balances and cash		21,099	16,093
		239,344	256,868
Current liabilities			
Trade and other payables	9	82,770	82,775
Bills payable		41,008	33,908
Amounts due to Directors		597	2,225
Amounts due to related companies		9,937	10,154
Obligations under finance leases – due within one year		81	–
Borrowings – due within one year	10	60,050	76,754
		194,443	205,816
Net current assets		44,901	51,052
		429,866	440,506
Capital and reserves			
Share capital	11	221,615	221,615
Reserves		37,849	40,301
		259,464	261,916
Minority interests		1,479	–
Non-current liabilities			
Obligations under finance leases – due after one year		433	–
Borrowings – due after one year	10	141,037	143,359
Loans advanced from minority shareholders		128	1,522
Deferred tax liabilities	12	27,325	33,709
		168,923	178,590
		429,866	440,506

#82-3990



WO KEE HONG (HOLDINGS) LIMITED

(Incorporated in Bermuda with limited liability)



RECEIVED

2005 MAY 20 A 11:11

CORPORATE FINANCE

Interim Report 2004

Unaudited interim results for the six months ended June 30, 2004

WO KEE HONG (HOLDINGS) LIMITED is a holding company with major subsidiaries engaged in the import, marketing, distribution and after-sales service of high quality, brand-name products serving customers in the Asian region and in particular, the markets of Mainland China, Hong Kong, Macau, Singapore and Malaysia. The products include principally air-conditioning; domestic appliances; audio-visual electrical items including car audio; motor vehicles and accessories; and other electronic products.

UNAUDITED INTERIM RESULTS

The Directors of Wo Kee Hong (Holdings) Limited (the "Company") announce that the unaudited consolidated results of the Company and its subsidiaries (the "Group") for the six months ended June 30, 2004, along with the comparative figures for the corresponding period and selected explanatory notes, are as follows:-

Condensed Consolidated Profit and Loss Account

		Six months ended June 30	
		2004	2003
		(Unaudited)	(Unaudited)
	Notes	***HK$'000***	*HK$'000*
Turnover	2	**278,562**	267,361
Cost of sales		**(214,684)**	(209,153)
Gross profit		**63,878**	58,208
Other operating income		**3,756**	7,341
Investment income		**43**	534
Distribution costs		**(23,727)**	(27,032)
Administrative expenses		**(43,471)**	(44,930)
Loss on disposal of investment properties		**-**	(8,526)
Surplus on revaluation of properties held for sale		**-**	5,000
Profit (Loss) from operations	3	**479**	(9,405)
Finance costs		**(4,390)**	(5,272)
Restructuring costs		**(1,320)**	-
Share of result of an associate		**(10,793)**	159
Loss before taxation		**(16,024)**	(14,518)
Income tax	4	**12,780**	(835)
Loss after taxation		**(3,244)**	(15,353)
Minority interests		**951**	579
Loss attributable to shareholders		**(2,293)**	(14,774)
Loss per share – Basic	5	**(0.10 cents)**	(1.47 cents)

#82-3990

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular, you should consult your licensed securities dealer, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in WO KEE HONG (HOLDINGS) LIMITED, you should at once hand this circular to the purchaser(s) or the transferee(s) or to the licensed securities dealer, bank or other agent through whom the sale or transfer was effected for transmission to the purchaser(s) or the transferee(s).

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.



WO KEE HONG (HOLDINGS) LIMITED
和記行(集團)有限公司*

(Incorporated in Bermuda with limited liability)

(Stock Code: 720)

DISCLOSEABLE TRANSACTION

DISPOSAL OF INVESTMENT AND PROPERTY HOLDING COMPANIES

28 September 2004

* *For identification purposes only*

CONTENTS

	Page
Definitions	1
Letter from the Board	3
1. Introduction	3
2. Build Name Disposal Agreement	4
3. Pool Fit Disposal Agreement	5
4. Information on Build Name	6
5. Information on Pool Fit	6
6. Reasons for the Disposals and the Use of Proceeds	6
7. General	7
8. Information on the Company	7
Appendix – General Information	8

In this circular, unless the context otherwise requires, the following expressions have the following meanings:

"Board"	the board of directors of the Company
"Build Name"	Build Name Development Limited, a company incorporated in the British Virgin Islands which is wholly owned by the Vendor
"Build Name Disposal Agreement"	a sale and purchase agreement in relation to the entire issued share capital of, and shareholder's loan to Build Name, entered into between the Vendor and the Purchaser on 6 September 2004
"Company"	Wo Kee Hong (Holdings) Limited, a company incorporated in Bermuda, the shares of which are listed on the Stock Exchange
"Completion Date"	a business day to be nominated by the Vendor by informing the Purchaser in writing at least five (5) business days prior and in any event shall not be later than three (3) months after the date of the Disposal Agreements
"Directors"	directors of the Company
"Disposals"	disposal of Build Name and Pool Fit pursuant to the Disposal Agreements
"Disposal Agreements"	the Build Name Disposal Agreement and the Pool Fit Disposal Agreement
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC
"Group"	the Company and its subsidiaries
"Independent Third Party"	an independent third party which is not connected with the chief executive, directors and substantial shareholder(s) of the Company or any of its subsidiaries and their respective associates
"Latest Practicable Date"	22 September 2004, being the latest practicable date for ascertaining certain information referred to herein prior to the printing of this circular
"Listing Rules"	Rules Governing the Listing of Securities on the Stock Exchange

"Pool Fit"	Pool Fit Investments Limited, a company incorporated in the British Virgin Islands which is wholly owned by the Vendor
"Pool Fit Disposal Agreement"	a sale and purchase agreement in relation to the entire issued share capital of, and shareholder's loan to Pool Fit, entered into between the Vendor and the Purchaser on 6 September 2004
"PRC"	the People's Republic of China, and for the purpose of this circular, excluding Hong Kong, Taiwan and the Macau Special Administrative Region
"Purchaser"	Gold Action Holdings Limited, a company incorporated in the British Virgin Islands which is wholly and beneficially owned by an Independent Third Party
"SFO"	the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong)
"Shares"	ordinary shares of HK$0.10 each in the capital of the Company
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Vendor"	Most Advance International Limited, a company incorporated in the British Virgin Islands which is wholly owned by the Company
"Vincent Talent"	Vincent Talent Limited, a company incorporated in Hong Kong which is wholly owned by Build Name
"Vincent Talent Property"	a property situated at Unit 1906, Beijing Bright China Chang An Building, No.7 Jianguomennei Da Jie, Doncheng District, Beijing, the PRC
"Winner Mind"	Winner Mind Limited, a company incorporated in Hong Kong which is wholly owned by Pool Fit
"Winner Mind Property"	a property situated at Unit 1907, Beijing Bright China Chang An Building, No.7 Jianguomennei Da Jie, Doncheng District, Beijing, the PRC
"HK$"	the lawful currency of Hong Kong
"US$"	the lawful currency of the United States of America
"%"	per cent.



WO KEE HONG (HOLDINGS) LIMITED
和記行（集團）有限公司 *

(Incorporated in Bermuda with limited liability)

Executive Directors:
Wing Sum LEE
Richard Man Fai LEE
Sammy Chi Chung SUEN
Jeff Man Bun LEE
Tik Tung WONG

Non-executive Director:
Kam Har YUE

Independent Non-executive Directors:
Boon Seng TAN
Raymond Cho Min LEE
Kenji Tak Hing CHAN

Registered Office:
Canon's Court
22 Victoria Street
Hamilton HM12
Bermuda

Principal office in Hong Kong:
10th Floor, Block A
Wo Kee Hong Building
585-609 Castle Peak Road
Kwai Chung, New Territories
Hong Kong

28 September 2004

To the shareholders

Dear Sir or Madam,

DISCLOSEABLE TRANSACTION
DISPOSAL OF INVESTMENT AND PROPERTY HOLDING COMPANIES

INTRODUCTION

Reference is made to the announcement of the Company dated 7 September 2004 wherein it was announced that the Vendor, a wholly owned subsidiary of the Company, had entered into a sale and purchase agreement with the Purchaser in relation to the disposal of the entire issued share capital of and shareholder's loan due from Build Name. Build Name owns the entire issued share capital of and shareholder's loan due from Vincent Talent and apart from this, Build Name has no other assets. Vincent Talent is the sole legal owner of the Vincent Talent Property.

The disposal of the entire issued share capital of and shareholder's loan due from Build Name is for a consideration of US$297,750, 30% of which (i.e. US$89,325) has been paid to the Vendor upon signing of the Build Name Disposal Agreement, with the remaining amount of US$208,425 to be paid by the Purchaser to the Vendor on the Completion Date.

It was further announced that on 6 September 2004, the Vendor had entered into a sale and purchase agreement with the Purchaser in relation to the disposal of the entire issued share capital of and shareholder's loan due from Pool Fit. Pool Fit owns the entire issued share capital of and shareholder's loan due from Winner Mind and apart from this, Pool Fit has no other assets. Winner Mind is the sole legal owner of the Winner Mind Property.

The disposal of the entire issued share capital of and shareholder's loan due from Pool Fit is for a consideration of US$476,250, 30% of which (i.e. US$142,875) has been paid to the Vendor upon signing of the Pool Fit Disposal Agreement, with the remaining amount of US$333,375 to be paid by the Purchaser to the Vendor on the Completion Date.

Build Name and Pool Fit will cease to become the Company's subsidiaries upon the completion of the Disposals. The Company has confirmed that to the best of the knowledge, information and belief of the Board, having made all reasonable enquiries, the Purchaser and its ultimate beneficial owners are third parties independent of the Company and are not connected persons (as defined in the Listing Rules) of the Company.

BUILD NAME DISPOSAL AGREEMENT

Date : 6 September 2004

Parties : (1) Purchaser

(2) Vendor

Consideration : US$297,750, 30% of which, being US$89,325 has been paid to the Vendor upon signing, with the remaining balance of the consideration, being US$208,425, to be paid upon the Completion Date. Such consideration was arrived at after arms-length negotiations between the Vendor and the Purchaser, by reference to the prices of comparable properties in the Doncheng District of Beijing and taking into account the shareholder's loan and the fact that the disposal would realise a loss over book value (as referred to in subsequent sections of this letter).

Completion : On the Completion Date, being a business day to be nominated by the Vendor by informing the Purchaser in writing at least five (5) business days prior and in any event shall not be later than three (3) months after the date of the agreement.

In the event that the Vendor materially breaches any of its obligations under the agreement (including, inter alia, proceeding to completion), the Purchaser has the option to (i) terminate the agreement by written notice to the Vendor; (ii) extend completion by mutual agreement or (iii) to lease the Vincent Talent Property. If the Purchaser opts for the third option, the terms of such lease will be for thirty-three (33) months commencing from 6 December 2004, renewable for another term with three (3) months' notice (with the rent, management fee and terms of the lease to be determined by the parties). The sum of US$89,325 being 30% of the consideration and which was paid upon signing, will be applied towards payment of the rent and management

fee for the thirty-three (33) months term for such property which will be US$2,501.10 per month, which was determined by reference to other comparable leases in the Doncheng District of Beijing.

The Vincent Talent Property is currently subject to a tenancy agreement, being leased to another subsidiary of the Group at a rent of US$500.00 per month from 1 July 2003 to 31 December 2004 and therefore Vincent Talent will continue to hold the property before the Completion Date but it will become vacant upon the termination of the said tenancy agreement which will take place on or before the Completion Date.

POOL FIT DISPOSAL AGREEMENT

Date	:	6 September 2004
Parties	:	(1) Purchaser (2) Vendor
Consideration	:	US$476,250, 30% of which, being US$142,875 has been paid to the Vendor upon signing, with the remaining balance of the consideration, being US$333,375, to be paid upon the Completion Date. Such consideration was arrived at after arms-length negotiations between the Vendor and the Purchaser, by reference to the prices of comparable properties in the Doncheng District of Beijing and taking into account the shareholder's loan and the fact that the disposal would realise a loss over book value (as referred to in subsequent sections of this letter).
Completion	:	On the Completion Date, being a business day to be nominated by the Vendor by informing the Purchaser in writing at least five (5) business days prior and in any event shall not be later than three (3) months after the date of the agreement.

In the event that the Vendor materially breaches any of its obligations under the agreement (including, inter alia, proceeding to completion), the Purchaser has the option to (i) terminate the agreement by written notice to the Vendor; (ii) extend completion by mutual agreement or (iii) to lease the Winner Mind Property. If the Purchaser opts for the third option, the term of such lease will be for thirty-three (33) months commencing from 6 December 2004, renewable for another term with three (3) months' notice (with the rent, management fee and terms of the lease to be determined by the parties). The sum of US$142,875 being 30% of the consideration and which was paid upon signing, will be applied towards payment of the rent and management fee for the thirty-three (33) months term for such property which will be US$4,000.50 per month, which was determined by reference to other comparable leases in the Doncheng District of Beijing.

Prior to the signing of the Pool Fit Disposal Agreement, the Winner Mind Property was held by the Group for sale. The Winner Mind Property is at present vacant and not subject to any tenancy agreement and will be held by the Group until the Completion Date.

INFORMATION ON BUILD NAME

Prior to the signing of the Build Name Disposal Agreement, Build Name's entire issued share capital, and the entire amount of its shareholder's loan in the sum of HK$4,671,650.25 (as at 6 September 2004) due from Build Name was owned by the Vendor. Build Name is an investment holding company, owning the entire issued share capital of and shareholder's loan of HK$4,624,124.43 due from Vincent Talent. Vincent Talent is a single purpose property holding company owning the Vincent Talent Property, which is a commercial property the interests of which were acquired by the Group in 1994. The gross floor area of the Vincent Talent Property is 119.1 square meters.

The audited consolidated negative net asset value of Build Name as at 31 December 2003 was HK$1,890,974. The audited consolidated net loss both before and after taxation attributable to Build Name was HK$3,044 for the year ended 31 December 2003 and HK$209,379 for the year ended 31 December 2002.

INFORMATION ON POOL FIT

Prior to the signing of the Pool Fit Disposal Agreement, Pool Fit's entire issued share capital, and the entire amount of its shareholder's loan in the sum of HK$6,849,392.32 (as at 6 September 2004) due from Pool Fit was owned by the Vendor. Pool Fit is an investment holding company, owning the entire issued share capital of and shareholder's loan of HK$6,801,866.50 due from, Winner Mind. Winner Mind is a single purpose property holding company owning the Winner Mind Property, which is a commercial property the interests of which were acquired by the Group in 1994. The gross floor area of the Winner Mind Property is 190.5 square meters.

The audited consolidated negative net asset value of Pool Fit as at 31 December 2003 was HK$2,455,463. The audited consolidated net profit both before and after taxation attributable to Pool Fit for the year ended 31 December 2003 was HK$466,733, and the audited consolidated net loss both before and after taxation attributable to Pool Fit for the year ended 31 December 2002 was HK$126,914.

REASONS FOR THE DISPOSAL AND THE USE OF PROCEEDS

The Company has obtained legal title of the Vincent Talent Property and the Winner Mind Property since 1998. Having considered the price offered by the Purchaser and the stable property market in Beijing, the Board sees this as a good opportunity to realise such properties so that the Company's assets could be utilised in a more effective way and which would assist in reducing the gearing levels of the Company and reduce interest expenses. The proceeds being realised will be used as general working capital of the Group.

The disposal of Build Name will realise a loss of HK$468,342.51 over the book value of the shares of and shareholder's loan due from Build Name while the disposal of Pool Fit will realise a loss of HK$601,239.19 over the book value of the shares of and shareholders' loan due from Pool Fit.

The amount of recurring operating income generated from Winner Mind was HK$333,426.13 in the year 2003 and no recurring operating income was generated from Winner Mind from 1 January 2004 to the Latest Practicable Date. No recurring operating income was generated from Vincent Talent in the year 2003 and from 1 January 2004 to the Latest Practicable Date.

The disposal pursuant to the Pool Fit Disposal Agreement would reduce the assets of the Group by HK$4,240,320.87 before taking into account of the consideration of the disposal. After taking into account of the consideration to be received, the disposal pursuant to the Pool Fit Disposal Agreement would incur a net loss of HK$601,239.19 to the Group.

The disposal pursuant to the Build Name Disposal Agreement would reduce the assets of the Group by HK$2,805,519.51 before taking into account of the consideration of the disposal. After taking into account of the consideration to be received, the disposal pursuant to the Build Name Disposal Agreement would incur a net loss of HK$468,342.51 to the Group.

The Board (including independent non-executive Directors) consider that the Disposal Agreements are on terms (including the consideration, the possible leasing arrangements and rent and management fee) that are fair and reasonable with reference to advice from estate agents on recent comparable transactions in the Doncheng District of Beijing and that they are in the interest of the Company and its shareholders as a whole.

GENERAL

To the best of the knowledge, information and belief of the Board, having made all reasonable enquiries, the Purchaser is a single purpose company for the purpose of entering into the Disposal Agreements.

The aggregate consideration for the disposal of Build Name and Pool Fit amounts to approximately 8.73% of the market capitalisation of the Company by reference to the average closing price of the Shares as stated in the quotation sheets of the Stock Exchange for the five (5) business days immediately preceding the date of the Disposal Agreements. Therefore, the Disposals in aggregate constitute a discloseable transaction for the Company under Chapter 14 of the Listing Rules.

The Company has confirmed that to the best of the knowledge, information and belief of the Board, having made all reasonable enquiries, the Purchaser and its ultimate beneficial owner are third parties independent of the Company and are not connected persons (as defined in the Listing Rules) of the Company.

INFORMATION ON THE COMPANY

The Company and its subsidiaries engage in the import, marketing and distribution of air-conditioning and refrigeration products, audio-visual equipment, car audio and electronic products, motor vehicles and car accessories and other electronic and electrical products.

Yours faithfully,
On behalf of the Board
WO KEE HONG (HOLDINGS) LIMITED
Richard Man Fai LEE
Executive Chairman and Chief Executive Officer

1. RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, there are no other facts the omission of which would make any statement herein misleading.

2. DIRECTORS' INTERESTS IN SECURITIES

As at the Latest Practicable Date, the interests and short positions of each Directors and chief executive of the Company in the shares, underlying shares and debentures of the Company or any associated corporation (within the meaning of Part XV of the SFO) which are required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which he is taken or deemed to have under such provisions of SFO); or are required, pursuant to Section 352 of the SFO, to be entered in the register referred to therein; or are required, pursuant to the Model Code for Securities Transactions by Directors of Listed Companies to be notified to the Company and the Stock Exchange are as follows:

(i) Beneficial interest and short position in Shares as at the Latest Practicable Date:

	Number of Shares			
Directors	**Personal Interests**	**Family Interests**	**Corporate Interests**	**Total**
Mr. Richard Man Fai LEE	33,564,388	6,738,732 *(Note 1)*	1,171,335,706 *(Note 2)*	1,211,638,826
Mr. Jeff Man Bun LEE	4,719,000	–	1,185,792,896 *(Notes 2 &3)*	1,190,511,896
Ms. Kam Har YUE	52,097,162	–	1,171,335,706 *(Note 2)*	1,223,432,868
Mr. Sammy Chi Chung SUEN	471,900	–	–	471,900

Notes:

1. The 6,738,732 Shares are owned by Ms. Siew Yit HOH, the spouse of Mr. Richard Man Fai LEE.

2. The 1,171,335,706 Shares are held by Modern Orbit Limited, which is wholly owned by Cyber Tower Inc. as trustee of The WS Lee Unit Trust. 99% of the units of The WS Lee Unit Trust are held by a discretionary trust of which Mr. Wing Sum LEE's family members including Ms. Kam Har YUE, Mr. Richard Man Fai LEE and Mr. Jeff Man Bun LEE are the beneficiaries. The remaining 1% of the units of The WS Lee Unit Trust are held by Skylink International Asset Corporation, a company incorporated in the British Virgin Islands and owned by Ms. Kam Har YUE, Mr. Richard Man Fai LEE and Mr. Jeff Man Bun LEE.

3. Out of the 1,185,792,896 Shares, 14,457,190 Shares are held by Fisherman Enterprises Inc., a company incorporated in the British Virgin Islands and wholly owned by Mr. Jeff Man Bun LEE.

4. All interests in the Shares are long positions. None of the Directors held any short position in the shares.

(ii) Beneficial interests and short positions in underlying shares of equity derivatives of the Company as at the Latest Practicable Date:

Directors	Date of grant of option(s)	No. of Shares attached to the option	Exercisable period	Subscription price per Share HK$
Mr. Wing Sum LEE	21 December 1999	10,225,519	11 February 2000 - 10 February 2006	0.2325
	11 February 2000	4,719,470	21 March 2000 - 20 March 2006	0.5422
	10 August 2001	55,060,504	16 September 2001 - 15 September 2007	0.1661
	24 September 2002	640,640	24 September 2002 - 23 September 2008	0.1000
Mr. Richard Man Fai LEE	21 December 1999	10,540,150*	7 February 2000 - 6 February 2006	0.2325
	11 February 2000	5,506,048	18 March 2000 - 17 March 2006	0.5422
	28 May 2001	6,292,629	29 June 2001 - 28 June 2007	0.1661
	10 August 2001	55,060,504	16 September 2001 - 15 September 2007	0.1661
	29 August 2001	786,575*	30 September 2001 - 29 September 2007	0.1661
	24 September 2002	22,159,280	24 September 2002 - 23 September 2008	0.1000
Mr. Jeff Man Bun LEE	4 June 2002	3,146,314	4 June 2002 - 3 June 2008	0.1000
	24 September 2002	1,430,000	24 September 2002 - 23 September 2008	0.1000

* *Share options granted to the spouse of Mr. Richard Man Fai LEE are included.*

Directors	Date of grant of option(s)	No. of Shares attached to the option	Exercisable period	Subscription price per Share HK$
Mr. Sammy Chi Chung SUEN	21 December 1999	471,944	6 February 2000 - 5 February 2006	0.2325
	11 February 2000	786,575	22 March 2000 - 21 March 2006	0.5422
	18 January 2001	409,019	6 March 2001 - 5 March 2007	0.1661
	10 August 2001	1,573,156	19 September 2001 - 18 September 2007	0.1661
	4 June 2002	6,292,629	4 June 2002 - 3 June 2008	0.100
	24 September 2002	2,002,000	24 September 2002 - 23 September 2008	0.100
Ms. Kam Har YUE	29 August 2001	786,575	30 September 2001 - 29 September 2007	0.1661
Mr. Raymond Cho Min LEE	4 June 2002	2,202,418	4 June 2002 - 3 June 2008	0.1000
	24 September 2002	11,440	24 September 2002 - 23 September 2008	0.1000
Mr. Boon Seng TAN	4 June 2002	2,202,418	4 June 2002 - 3 June 2008	0.1000
	24 September 2002	11,440	24 September 2002 - 23 September 2008	0.1000

(iii) Beneficial interest and short position in shares in associated corporations as at the Latest Practicable Date:

Directors	Associated corporation in which shares or equity interest are held or interested	Number of shares or amount of equity interest held or interested	Class and/or description of shares/interests
Mr. Wing Sum LEE	Stoneycroft Estates Limited	15,750,000	Non-voting deferred shares
	Wo Kee Hong Limited	8,500	Non-voting deferred shares
	Wo Kee Services Limited	1	Non-voting deferred share
Ms. Kam Har YUE	Forward International Corporation, Limited	34,335	Non-voting deferred shares
	Shinwa Engineering Company, Limited	3,850,000	Non-voting deferred shares
	Stoneycroft Estates Limited	340,000	Non-voting deferred shares
	Wo Kee Hong Limited	400	Non-voting deferred shares

Save as disclosed above, none of the Directors and chief executive of the Company has any interests and short position in the shares, underlying shares and debentures of the Company or any associated corporation (within the meaning of Part XV of the SFO) which are required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which he is taken or deemed to have under such provisions of SFO); or are required, pursuant to Section 352 of the SFO, to be entered in the register referred to therein; or are required, pursuant to the Model Code for Securities Transactions by Directors of Listed Companies to be notified to the Company and the Stock Exchange as at the Latest Practicable Date.

3. SUBSTANTIAL SHAREHOLDERS

As at the Latest Practicable Date, so far as known to the Directors and chief executive of the Company, there are no other persons other than the Directors or chief executive of the Company, who has an interest or short position in the shares and underlying shares of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO, or who is, directly or indirectly, interested in ten per cent. or more the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any member of the Group are as follows:

Name	Number of Shares	Approximate % of the total issued share capital
Modern Orbit Limited	1,171,335,706	52.85%

Note: The 1,171,335,706 Shares are held by Modern Orbit Limited, which is wholly owned by Cyber Tower Inc. as trustee of The WS Lee Unit Trust 99% of the units of The WS Lee Unit Trust are held by a discretionary trust of which Mr. Wing Sum LEE's family members including Ms. Kam Har YUE, Mr. Richard Man Fai LEE and Mr. Jeff Man Bun LEE are the beneficiaries. The remaining 1% of the units of The WS Lee Unit Trust are held by Skylink International Asset Corporation, a company incorporated in the British Virgin Islands and owned by Ms. Kam Har YUE, Mr. Richard Man Fai LEE and Mr. Jeff Man Bun LEE.

Save as disclosed above, so far as known to the Directors and chief executive of the Company, there are no other persons other than the Directors or chief executive of the Company, who has an interest or short position in the shares and underlying shares of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO, or who is, directly or indirectly, interested in ten per cent. or more the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any member of the Group.

4. SERVICE CONTRACTS

As at the Latest Practicable Date, there is no service contract between the Directors and members of the Group which does not expire or is not determinable by the employer within one year without payment of compensation (other than statutory compensation).

5. LITIGATION

As at the Latest Practicable Date, no member of the Group is engaged in any litigation or arbitration of material importance and the Directors are not aware of any litigation or claims of material importance pending or threatened against any member of the Group.

6. COMPETING INTERESTS

As at the Latest Practicable Date, none of the Directors and his/her associates is interested directly or indirectly in a business, apart from his/her interest in the Company, which competes or is likely to compete with the business of the Group.

7. MISCELLANEOUS

(a) The registered office of the Company is at Canon's Court, 22 Victoria Street, Hamilton HM12, Bermuda and the principal office of the Company is at 10th Floor, Block A, Wo Kee Hong Building, 585-609 Castle Peak Road, Kwai Chung, New Territories, Hong Kong.

(b) The secretary of the Company is Ms. Phyllis NG, who is an associate member of The Institute of Chartered Secretaries and Administrators.

(c) The qualified accountant of the Company appointed pursuant to Rule 3.24 of the Listing Rules is Tik Tung WONG, AHKSA, FCCA.

(d) The English text of this circular shall prevail over the Chinese text in case of inconsistency.

7. 其他事項

(a) 本公司之註冊辦事處為Canon's Court, 22 Victoria Street, Hamilton HM 12, Bermuda。本公司於香港之主要辦事處為香港新界葵涌青山道585至609號和記行大廈A座10樓。

(b) 本公司之公司秘書為吳心瑜女士，彼為英國特許秘書及行政人員公會會員。

(c) 根據規則第3.24條所委任之合資格會計師為汪滌東先生，AHKSA, FCCA。

(d) 倘本通函之中英文本如有歧異，概以英文為準。

3. 主要股東

於最後實際可行日期，據本公司董事及主要行政人員所知，除本公司董事及主要行政人員外，於本公司股份及有關股份中，擁有依據證券及期貨條例第XV部第2及3分部之條文須向本公司披露之權益或淡倉，或直接或間接擁有賦有權利，可於任何情況下在本集團任何成員公司股東大會上投票之於任何類別股本面值10%或以上之人士如下：

公司名稱	股份數目	已發行股本總數之概約百分比
Modern Orbit Limited	1,171,335,706	52.85%

附註： 該1,171,335,706股股份由Modern Orbit Limited擁有。Modern Orbit Limited由Cyber Tower Inc.全資擁有，作為The WS Lee Unit Trust之信託人。The WS Lee Unit Trust之99%權益由一項全權信託所持有，其中李永森先生之家庭成員，包括余金霞女士、李文輝先生及李文彬先生為該全權信託之受益人。The WS Lee Unit Trust其餘1%權益由Skylink International Asset Corporation持有，該公司於英屬處女群島註冊成立，由余金霞女士、李文輝先生及李文彬先生擁有。

除上文所披露者外，據本公司董事及主要行政人員所知，除本公司董事及主要行政人員外，概無其他人士於本公司股份及有關股份中，擁有依據證券及期貨條例第XV部第2及3分部之條文須向本公司披露之權益或淡倉，或直接或間接擁有賦有權利，可於任何情況下在本集團任何成員公司股東大會上投票之於任何類別股本面值10%或以上。

4. 服務合約

於最後實際可行日期，董事與本集團成員公司之間概無訂立任何任期超過一年或不可以由僱主於一年內終止而毋須付款補償（法定補償除外）之服務合約。

5. 訴訟

於最後實際可行日期，本集團任何成員公司概無涉及任何重大訴訟或仲裁，且董事亦不知悉，本集團任何成員公司正涉及任何尚未了結或面臨威脅之重大訴訟或索償要求。

6. 構成競爭之權益

於最後實際可行日期，董事及其聯繫人士概無於任何與本集團業務構成或可能構成競爭之業務中直接或間接擁有權益（於本公司之權益除外）。

(iii) 於最後實際可行日期於相聯法團之股份之實益權益及淡倉：

董事	持有或擁有相聯法團之股份或股本權益	持有或擁有之股份數目或股本權益	股份／權益類別及／或概況
李永森先生	Stoneycroft Estates Limited	15,750,000	無投票權遞延股
	和記電業有限公司	8,500	無投票權遞延股
	和記電器服務有限公司	1	無投票權遞延股
佘金霞女士	福和貿易有限公司	34,335	無投票權遞延股
	信和工程有限公司	3,850,000	無投票權遞延股
	Stoneycroft Estates Limited	340,000	無投票權遞延股
	和記電業有限公司	400	無投票權遞延股

除上文所披露者外，本公司各董事及主要行政人員概無於本公司或任何相聯法團(定義見證券及期貨條例第XV部)任何股份、有關股份或債券中擁有依據證券及期貨條例第XV部第7及8分部須知會本公司及聯交所之權益及淡倉(包括根據證券及期貨條例有關條文被計作或視作彼擁有之權益及淡倉)，或依據證券及期貨條例第352節須列入該條例所述登記冊內之權益及淡倉，或依據上市公司董事進行證券交易標準守則須知會本公司及聯交所之權益及淡倉。

董事	授予購股權日期	購股權可認購之股份數目	行使期限	每股之認購價
				港元
孫志冲先生	一九九九年十二月二十一日	471,944	二零零零年二月六日至二零零六年二月五日	0.2325
	二零零零年二月十一日	786,575	二零零零年三月二十二日至二零零六年三月二十一日	0.5422
	二零零一年一月十八日	409,019	二零零一年三月六日至二零零七年三月五日	0.1661
	二零零一年八月十日	1,573,156	二零零一年九月十九日至二零零七年九月十八日	0.1661
	二零零二年六月四日	6,292,629	二零零二年六月四日至二零零八年六月三日	0.100
	二零零二年九月二十四日	2,002,000	二零零二年九月二十四日至二零零八年九月二十三日	0.100
余金霞女士	二零零一年八月二十九日	786,575	二零零一年九月三十日至二零零七年九月二十九日	0.1661
李卓民先生	二零零二年六月四日	2,202,418	二零零二年六月四日至二零零八年六月三日	0.1000
	二零零二年九月二十四日	11,440	二零零二年九月二十四日至二零零八年九月二十三日	0.1000
陳文生先生	二零零二年六月四日	2,202,418	二零零二年六月四日至二零零八年六月三日	0.1000
	二零零二年九月二十四日	11,440	二零零二年九月二十四日至二零零八年九月二十三日	0.1000

3. 該1,185,792,896股股份當中，14,457,190股股份由Fisherman Enterprises Inc.持有，該公司於英屬處女群島註冊成立，由李文彬先生全資擁有。

4. 股份中所有權益均為好倉。各董事概無於股份中持有任何淡倉。

(ii) 於最後實際可行日期於本公司股本衍生工具之有關股份之實益權益及淡倉：

董事	授予購股權日期	購股權可認購之股份數目	行使期限	每股之認購價 港元
李永森先生	一九九九年十二月二十一日	10,225,519	二零零零年二月十一日至二零零六年二月十日	0.2325
	二零零零年二月十一日	4,719,470	二零零零年三月二十一日至二零零六年三月二十日	0.5422
	二零零一年八月十日	55,060,504	二零零一年九月十六日至二零零七年九月十五日	0.1661
	二零零二年九月二十四日	640,640	二零零二年九月二十四日至二零零八年九月二十三日	0.1000
李文輝先生	一九九九年十二月二十一日	10,540,150*	二零零零年二月七日至二零零六年二月六日	0.2325
	二零零零年二月十一日	5,506,048	二零零零年三月十八日至二零零六年三月十七日	0.5422
	二零零一年五月二十八日	6,292,629	二零零一年六月二十九日至二零零七年六月二十八日	0.1661
	二零零一年八月十日	55,060,504	二零零一年九月十六日至二零零七年九月十五日	0.1661
	二零零一年八月二十九日	786,575*	二零零一年九月三十日至二零零七年九月二十九日	0.1661
	二零零二年九月二十四日	22,159,280	二零零二年九月二十四日至二零零八年九月二十三日	0.1000
李文彬先生	二零零二年六月四日	3,146,314	二零零二年六月四日至二零零八年六月三日	0.1000
	二零零二年九月二十四日	1,430,000	二零零二年九月二十四日至二零零八年九月二十三日	0.1000

* *包括授予李文輝先生之配偶之購股權。*

1. 責任聲明

本通函乃遵照上市規則之規定提供有關本公司之資料。董事共同及個別對本文件所載資料之準確性承擔全部責任，並在作出一切合理查詢後，就彼等所知及所信，確認並無遺漏其他事實，致使本通函當中所載任何內容帶有誤導成份。

2. 董事於證券之權益

於最後實際可行日期，本公司各董事及主要行政人員於本公司或其相聯法團(定義見證券及期貨條例第XV部份)之股份、有關股份及債券中擁有依據證券及期貨條例第XV部第7及8分部須知會本公司及聯交所之權益及淡倉(包括根據證券及期貨條例有關條文被計作或視作彼擁有之權益及淡倉)，或依據證券及期貨條例第352節須列入該條例所述登記冊內之權益及淡倉，或依據上市公司董事進行證券交易標準守則須知會本公司及聯交所之權益及淡倉如下：

(i) 於最後實際可行日期於股份之實益權益及淡倉：

		股份數目		
董事	個人權益	家族權益	公司權益	總計
李文輝先生	33,564,388	6,738,732 *(附註1)*	1,171,335,706 *(附註2)*	1,211,638,826
李文彬先生	4,719,000	–	1,185,792,896 *(附註2及3)*	1,190,511,896
余金霞女士	52,097,162	–	1,171,335,706 *(附註2)*	1,223,432,868
孫志冲先生	471,900	–	–	471,900

附註：

1. 該6,738,732股股份由李文輝先生之配偶何秀月女士擁有。

2. 該1,171,335,706股股份由Modern Orbit Limited擁有。Modern Orbit Limited由Cyber Tower Inc.全資擁有，作為The WS Lee Unit Trust之信託人。The WS Lee Unit Trust之99%權益由一項全權信託所持有，其中李永森先生之家庭成員，包括余金霞女士、李文輝先生及李文彬先生為該全權信託之受益人。The WS Lee Unit Trust其餘1%權益由Skylink International Asset Corporation持有，該公司於英屬處女群島註冊成立，由余金霞女士、李文輝先生及李文彬先生擁有。

凱聰於二零零三年所得之經常性營業收入為333,426.13港元，而於二零零四年一月一日至最後實際可行日期期間並無產生經常性營業收入。盛聰於二零零三年及二零零四年一月一日至最後實際可行日期期間並無產生經常性營業收入。

未計入Pool Fit出售協議規定下應收之出售代價前，該出售將為本集團資產減少4,240,320.87港元。經計入Pool Fit出售協議規定下應收之出售代價後，該出售將為本集團帶來601,239.19港元之淨虧損。

未計入Build Name出售協議規定下應收之出售代價前，該出售將為本集團資產減少2,805,519.51港元。經計入Build Name出售協議規定下應收之出售代價後，該出售將為本集團帶來468,342.51港元之淨虧損。

董事會(包括獨立非執行董事)參考物業代理在比較近期北京東城區物業交易之意見後，認為出售協議之條款(包括代價、可能之租賃安排及租金及管理費)乃公平及合理，並符合本公司及其股東之整體利益。

一般資料

根據董事會在作出一切合理查詢後所知、了解及相信，買方為進行出售協議之單一目的之公司。

參照聯交所報價表所示之股份於緊接簽定出售協議日期前五(5)個交易日之平均收市價計算，出售Build Name及Pool Fit之代價共佔本公司市值約8.73%。據此，根據上市規則第十四章，出售事項構成本公司之須予披露交易。

本公司確認，據董事會作出一切合理查詢後所知、了解及相信，買方及其最終實益擁有人均為獨立於本公司之第三方，並非本公司之關連人士(按上市規則之定義)。

本公司之資料

本公司及其附屬公司從事入口、營銷及分銷空調及冷凍產品、影音設備、汽車音響及電子產品、汽車及汽車配件，以及其他電子及電器產品。

此　致

列位股東　台照

承董事會命
和記行(集團)有限公司
執行主席兼行政總裁
李文輝
謹啟

二零零四年九月二十八日

Build Name之資料

於簽訂Build Name出售協議前，Build Name之全部已發行股本及Build Name所欠負之全部股東貸款4,671,650.25港元（於二零零四年九月六日）皆由賣方所擁有。Build Name為一家投資控股公司，擁有盛聰全部已發行股本及盛聰所欠負之股東貸款4,624,124.43港元。盛聰為一單一目的之物業持有公司，擁有盛聰物業，此為一商用物業，本集團於一九九四年購入其權益。盛聰物業之總面積為119.1平方米。

Build Name於二零零三年十二月三十一日之經審核綜合負資產淨值為1,890,974港元。截至二零零三年十二月三十一日及二零零二年十二月三十一日止年度，Build Name之應佔經審核綜合除税前後淨虧損分別為3,044港元及209,379港元。

Pool Fit之資料

於簽訂Pool Fit出售協議前，Pool Fit之全部已發行股本及Pool Fit所欠負之全部股東貸款6,849,392.32港元（於二零零四年九月六日）皆由賣方所擁有。Pool Fit為一家投資控股公司，擁有凱聰全部已發行股本及凱聰所欠負之股東貸款6,801,866.50港元。凱聰為一家單一目的之物業持有公司，擁有凱聰物業，此為一商用物業，本集團於一九九四年購入其權益。凱聰物業之總面積為190.5平方米。

Pool Fit於二零零三年十二月三十一日之經審核綜合負資產淨值為2,455,463港元。截至二零零三年十二月三十一日止年度，Pool Fit之應佔經審核綜合除税前後淨溢利為466,733港元，而截至二零零二年十二月三十一日止年度，Pool Fit之應佔經審核綜合除税前後淨虧損為126,914港元。

出售理由及所得款項用途

本公司自一九九八年起得到盛聰物業及凱聰物業之法定所有權。考慮買方出價及北京之穩定物業市道後，董事會認為此乃變賣該些物業以更有效運用本公司資產之好機會，且能有助減低本公司之資產負債水平及利息支出。變賣所得款項將用作本集團之一般營運資金。

出售Build Name會於Build Name之股份賬面值及應欠股東貸款上實現468,342.51港元之虧損。出售Pool Fit會於Pool Fit之股份賬面值及應欠股東貸款上實現601,239.19港元之虧損。

管理費為每月2,501.10美元，為期三十三(33)個月之租金及管理費將以89,325美元(代價之30%)於簽訂後支付。

盛聰物業目前訂有租約，由二零零三年七月一日至二零零四年十二月三十一日期間以月租500.00美元租予本集團另一家附屬公司，故盛聰於完成日期前將繼續擁有該物業，惟租約會於完成日期當日或之前終止，屆時該物業將會空置。

Pool Fit出售協議

簽署日期　：二零零四年九月六日

締約方　：(1) 買方
(2) 賣方

代價　：476,250美元，當中之30%(142,875美元)已於簽訂協議時支付予賣方，代價餘額333,375美元將於完成日期支付。該代價乃賣方與買方經參考北京東城區類似物業之價格，及考慮股東貸款及出售後將於賬面值上實現淨虧損(於本函下文各節有述)，經公平磋商釐定。

完成　：於完成日期當日，即賣方指定之一個營業日，由賣方於最少五(5)個營業日前以書面形式通知買方，及在任何情況下不得遲於協議日期後三(3)個月。

倘若賣方嚴重違反其協議規定下(其中包括完成之過程)之任何責任，買方有權選擇：(i)以書面形式通知賣方終止協議；(ii)經雙方協商下延遲完成日期或(iii)租用凱聰物業。如買方選擇第三項權利，是項租賃將由二零零四年十二月六日開始，為期三十三(33)個月，期滿後可以三(3)個月通知續期(租金、管理費及租期將由締約方釐定)。經參考北京東城區類似租賃後，該物業之租金及管理費為每月4,000.50美元，為期三十三(33)個月之租金及管理費將以142,875美元(代價之30%)於簽訂後支付。

於簽署Pool Fit出售協議前，凱聰物業由本集團持有作銷售用途。凱聰物業現為空置，並不受制於任何租約，直至完成日期前將由本集團持有。

董事會進一步宣佈，於二零零四年九月六日，賣方與買方就出售Pool Fit之全部已發行股本，以及Pool Fit所欠負之股東貸款簽訂一份買賣協議。Pool Fit擁有凱聰之全部已發行股本及凱聰所欠負之股東貸款；除此以外，Pool Fit並無其他資產。凱聰乃凱聰物業之唯一合法擁有人。

出售Pool Fit之全部已發行股本及Pool Fit所欠負之股東貸款之代價為476,250美元，買方已於簽訂Pool Fit出售協議時向賣方支付當中之30%(即142,875美元)。買方將於完成日期向賣方支付餘下之333,375美元。

於完成出售事項後，Build Name及Pool Fit不再是本公司之附屬公司。本公司已確認，據董事會作出一切合理查詢後所知、了解及相信，買方及其最終實益擁有人均為獨立於本公司之第三方，並非本公司之關連人士(按上市規則之定義)。

Build Name出售協議

簽署日期　：二零零四年九月六日

締約方　：(1) 買方
(2) 賣方

代價　：297,750美元，當中之30%(89,325美元)已於簽訂協議時支付予賣方，代價餘額208,425美元將於完成日期支付。該代價乃賣方與買方經參考北京東城區類似物業之價格，及考慮股東貸款及出售後將於賬面值上實現淨虧損(於本函下文各節有述)，經公平磋商釐定。

完成　：於完成日期當日，即賣方指定之一個營業日，由賣方於最少五(5)個營業日前以書面形式通知買方，及在任何情況下不得遲於協議日期後三(3)個月。

倘若賣方嚴重違反其協議規定下(其中包括完成之過程)之任何責任，買方有權選擇：(i)以書面形式通知賣方終止協議；(ii)經雙方協商下延遲完成日期或(iii)租用盛聰物業。如買方選擇第三項權利，是項租賃將由二零零四年十二月六日開始，為期三十三(33)個月，期滿後可以三(3)個月通知續期(租金、管理費及租期將由締約方釐定)。經參考北京東城區類似租賃後，該物業之租金及



WO KEE HONG (HOLDINGS) LIMITED
和記行(集團)有限公司*

(於百慕達註冊成立之有限公司)

執行董事:
李永森
李文輝
孫志冲
李文彬
汪滌東

非執行董事:
余金霞

獨立非執行董事:
陳文生
李卓民
陳德興

註冊辦事處:
Canon's Court
22 Victoria Street
Hamilton HM 12
Bermuda

香港主要辦事處:
香港
新界葵涌
青山道585-609號
和記行大廈
A座10樓

敬啟者:

須予披露交易
出售投資及物業持有公司

緒言

謹提述本公司於二零零四年九月七日刊發之公佈,當中宣佈賣方(本公司之一家全資附屬公司)與買方就出售Build Name之全部已發行股本,以及Build Name所欠負之股東貸款簽訂一份買賣協議。Build Name擁有盛聰之全部已發行股本及盛聰所欠負之股東貸款,除此以外,Build Name並無其他資產。盛聰乃盛聰物業之唯一合法擁有人。

出售Build Name之全部已發行股本及Build Name所欠負之股東貸款之代價為297,750美元,買方已於簽訂Build Name出售協議時向賣方支付當中之30%(即89,325美元)。買方將於完成日期向賣方支付餘下之208,425美元。

「Pool Fit」	指	Pool Fit Investments Limited，一家於英屬處女群島註冊成立之公司並由賣方全資擁有
「Pool Fit出售協議」	指	賣方與買方於二零零四年九月六日訂立之買賣協議，內容關於出售Pool Fit之全部已發行股本及股東貸款
「中國」	指	中華人民共和國，就本通函而言不包括香港、台灣及澳門特別行政區
「買方」	指	Gold Action Holdings Limited，一家於英屬處女群島註冊成立之公司，由獨立第三方全資及實益擁有
「證券及期貨條例」	指	香港法例第571章證券及期貨條例
「股份」	指	本公司股本中每股面值0.10港元之普通股
「聯交所」	指	香港聯合交易所有限公司
「賣方」	指	Most Advance International Limited，一家於英屬處女群島註冊成立之公司並由本公司全資擁有
「盛聰」	指	盛聰有限公司，一家於香港註冊成立之公司並由Build Name全資擁有
「盛聰物業」	指	一項位於中國北京東城區建國門內大街7號光華長安大廈1906室之物業
「凱聰」	指	凱聰有限公司，一家於香港註冊成立之公司並由Pool Fit全資擁有
「凱聰物業」	指	一項位於中國北京東城區建國門內大街7號光華長安大廈1907室之物業
「港元」	指	香港之法定貨幣
「美元」	指	美利堅合眾國之法定貨幣
「%」	指	百分比

於本通函內，除文義另有所指外，下列詞彙具有以下涵義：

「董事會」	指	本公司董事會
「Build Name」	指	Build Name Development Limited，一家於英屬處女群島註冊成立之公司並由賣方全資擁有
「Build Name出售協議」	指	賣方與買方於二零零四年九月六日訂立之買賣協議，內容關於出售Build Name之全部已發行股本及股東貸款
「本公司」	指	和記行(集團)有限公司，一家於百慕達註冊成立之公司，其股份於聯交所上市
「完成日期」	指	賣方指定之一個營業日，由賣方在至少五(5)個營業日前以書面方式通知買方，及在任何情況下不得遲於出售協議日期後三(3)個月
「董事」	指	本公司董事
「出售事項」	指	根據出售協議出售Build Name及Pool Fit
「出售協議」	指	Build Name出售協議及Pool Fit出售協議
「香港」	指	中國香港特別行政區
「本集團」	指	本公司及其附屬公司
「獨立第三方」	指	與本公司或其任何附屬公司之主要行政人員、董事及主要股東及彼等各自之聯繫人士概無關連之獨立第三方
「最後實際可行日期」	指	二零零四年九月二十二日，即本通函付印前確定其中所述若干資料之最後實際可行日期
「上市規則」	指	聯交所證券上市規則

目 錄

頁次

釋義 1

董事會函件 3

1. 緒言 3

2. Build Name出售協議 4

3. Pool Fit出售協議 5

4. Build Name之資料 6

5. Pool Fit之資料 6

6. 出售理由及所得款項用途 6

7. 一般資料 7

8. 本公司之資料 7

附錄－一般資料 8

此乃要件　請即處理

閣下對本通函任何方面**如有任何疑問**，應諮詢　閣下之持牌證券交易商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已將名下和記行(集團)有限公司股份全部**售出或轉讓**，應立即將本通函交予買主或承讓人，或經手買賣或轉讓之持牌證券交易商、銀行或其他代理商，以便轉交買主或承讓人。

香港聯合交易所有限公司對本通函之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本通函全部或任何部份內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。



WO KEE HONG (HOLDINGS) LIMITED
和記行(集團)有限公司*

(於百慕達註冊成立之有限公司)

(股份代號：720)

須予披露交易

出售投資及物業持有公司

* *僅供識別用途*

二零零四年九月二十八日

#82-3990

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTEN

If you are in any doubt as to any aspect of this circular, you should consult your licensed securities dealer, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in WO KEE HONG (HOLDINGS) LIMITED, you should at once hand this circular to the purchaser(s) or transferee(s) or to the licensed securities dealer, bank or other agent through whom the sale or transfer was effected for transmission to the purchaser(s) or transferee(s).

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.





WO KEE HONG (HOLDINGS) LIMITED
和記行(集團)有限公司 *

(Incorporated in Bermuda with limited liability)

(Stock Code: 720)

DISCLOSEABLE TRANSACTION -
DISPOSAL OF LAND IN THE PEOPLE'S REPUBLIC OF CHINA

2 November 2004

* *for identification purposes only*

CONTENTS

Page

Definitions 1

Letter from the Board

Introduction 3

The Disposal 4

The Land Use Rights Transfer Agreements 4

The Land 8

Reasons for the Disposal 8

Further information 10

Appendix – General information

Responsibility statement 11

Directors' interests in securities 11

Substantial Shareholders 15

Service contract 15

Litigation 15

Competing interests 15

Miscellaneous 16

In this Circular, unless the context otherwise requires, the following expressions have the following meanings:

"associates"	has the meaning ascribed thereto in the Listing Rules;
"Board"	the board of Directors;
"Company"	WO KEE HONG (HOLDINGS) LIMITED, an exempted company incorporated in Bermuda with limited liability, whose shares are listed on the Stock Exchange;
"Directors"	the directors of the Company;
"Disposal"	the disposal of the interest in the Land by Dongguan Chang Xing to each of Kailey Trading. Lisong Electronics and Fusang Property Management pursuant to the Land Use Rights Transfer Agreements;
"Dongguan Chang Xing"	東莞長興制冷設備有限公司 (Dongguan Chang Xing Refrigeration Equipment Co., Ltd.*), sino-foreign joint venture established in the PRC in which the Company has a 92% interest in its equity capital. The remaining 8% interest is held by東莞市二輕工業集團公司 (Dongguan Second Light Industrial Group Corporation*), an Independent Third Party and a state-owned enterprise established in the PRC;
"Fusang Property Management"	東莞市富生物業管理有限公司 (Fusang Property Management Co., Ltd.*), an Independent Third Party;
"Group"	the Company and its subsidiaries; and members of the Group shall be construed accordingly;
"Hong Kong"	The Hong Kong Special Administrative Region of the PRC;
"Kailey Trading"	東莞市凱利貿易有限公司 (Dongguan City Kailey Trading Co., Ltd.*), an Independent Third Party;
"Independent Third Party"	an independent third party not connected with the directors, chief executives and substantial shareholders of the Company and its subsidiaries or their respective associates;
"Latest Practicable Date"	29 October 2004, being the latest practicable date for ascertaining certain information referred to herein prior to the printing of this circular;
"Land"	the piece of land with an area of 47,046 sq. m and located at Dai Ling Shan, Lin Ping Management Area, Dongguan, Guangdong Province, the PRC;

"Land Use Rights Transfer Agreements"	the three land use right transfer agreements all dated 11 October 2004 entered into between Dongguan Chang Hing and each of Kailey Trading, Lisong Electronics and Fusang Property Management, particulars of which are set out in the paragraph headed "The Disposal - the Land Use Rights Transfer Agreements" in the letter from the Board in this circular, and each a "Land Use Rights Transfer Agreement";
"Lisong Electronics"	東莞市力桑電子有限公司 (Lisong Electronics Co., Ltd.*), an Independent Third Party;
"Listing Rules"	The Rules Governing the Listing of Securities on the Stock Exchange;
"PRC" or "China"	The People's Republic of China, which for the sole purpose of this announcement excludes Hong Kong, Macau and Taiwan;
"Regulations"	東莞市閑置土地處理辦法(Regulation for Treatment of Vacant Land in Dongguan City) issued by the Dongguan City People's Government on 23 October 1999;
"SFO"	Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong);
"Share(s)"	ordinary share(s) of HK$0.10 each in the capital of the Company;
"Stock Exchange"	The Stock Exchange of Hong Kong Limited;
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong;
"RMB"	Renminbi, the lawful currency of the PRC;
"sq. m"	square metre; and
"%"	per cent.

* *for identification purpose only*

In this circular, RMB1.06 is taken to be equivalent to HK$1.00. The conversion rate is for the purpose of illustration only and does not constitute a representation that any amounts have been, could have been, or may be exchanged at the aforementioned or any other rates.



WO KEE HONG (HOLDINGS) LIMITED
和記行（集團）有限公司 *

(Incorporated in Bermuda with limited liability)

Executive Directors:
Mr. Wing Sum LEE *(Honorary Chairman)*
Mr. Richard Man Fai LEE
(Executive Chairman & Chief Executive Officer)
Mr. Sammy Chi Chung SUEN
Mr. Jeff Man Bun LEE
Mr. Tik Tung WONG

Non-executive Director:
Ms. Kam Har YUE

Independent Non-executive Directors:
Mr. Boon Seng TAN
Mr. Raymond Cho Min LEE
Mr. Kenji Tak Hing CHAN

Registered office:
Canon's Court
22 Victoria Street
Hamilton HM12
Bermuda

Principal office in Hong Kong:
10th Floor, Block A
Wo Kee Hong Building
585-609 Castle Peak Road
Kwai Chung, New Territories
Hong Kong

2 November 2004

To the shareholders

Dear Sir or Madam,

DISCLOSEABLE TRANSACTION - DISPOSAL OF LAND IN THE PEOPLE'S REPUBLIC OF CHINA

INTRODUCTION

The Company announced on 12 October 2004 that Dongguan Chang Xing, a 92% owned subsidiary of the Company, has entered into a Land Use Rights Transfer Agreement with each of Kailey Trading, Lisong Electronics and Fusang Property Management on 11 October 2004 for the disposal of its interests in the Land, as to 10,671.69 sq. m. to Kailey Trading, as to 23,333.31 sq. m. to Lisong Electronics and as to 13,041 sq. m. to Fusang Property Management for a cash consideration of RMB2,208,046.30 (equivalent to approximately HK$2.08 million), RMB4,827,822.83 (equivalent to approximately HK$4.55 million) and RMB2,698,273.00 (equivalent to approximately HK$2.55 million), respectively.

The Disposal under the Land Use Rights Transfer Agreements is aggregated as if it is one transaction under Rule 14.22 of the Listing Rules and the aggregation of the transactions contemplated under the Land Use Rights Transfer Agreements constitutes a discloseable transaction under Rule 14.08 of the Listing Rules.

The purpose of this circular is to provide shareholders with details of the Disposal.

THE DISPOSAL

The Land Use Rights Transfer Agreements

On 11 October 2004, Dongguan Chang Xing, a 92% owned subsidiary of the Company, entered into a Land Use Rights Transfer Agreement with each of Kailey Trading, Lisong Electronics and Fusang Property Management. Pursuant to the Land Use Rights Transfer Agreements, Dongguan Chang Xing disposed of its interests in the Land, as to 10,671.69 sq. m. to Kailey Trading, as to 23,333.31 sq. m. to Lisong Electronics and as to 13,041 sq. m. to Fusang Property Management for a cash consideration of RMB2,208,046.30 (equivalent to approximately HK$2.08 million), RMB4,827,822.83 (equivalent to approximately HK$4.55 million) and RMB2,698,273.00 (equivalent to approximately HK$2.55 million), respectively.

To the best of the Directors' knowledge, information and belief having made all reasonable enquiry, each of Kailey Trading, Lisong Electronics and Fusang Property Management and their respective ultimate beneficial owners is an Independent Third Party.

Up to the Latest Practicable Date,

- an amount of RMB$1,384,310.09 (equivalent to approximately HK$1.31 million) was paid to Kailey Trading, representing the first two instalments of the consideration;

- an amount of RMB$1,931,129.42 (equivalent to approximately HK$1.82 million) was paid to Lisong Electronics, representing the first two instalments of the consideration; and

- an amount of RMB1,927,414.96 (equivalent to approximately HK$1.82 million) was paid to Fusang Property Management, representing the first instalment of the consideration.

The following is a summary of the principal terms of the Land Use Rights Transfer Agreements:

		Land Use Rights Transfer Agreement with Kailey Trading	Land Use Rights Transfer Agreement with Lisong Electronics	Land Use Rights Transfer Agreement with Fusang Property Management
Date	:	11 October 2004	11 October 2004	11 October 2004
Parties	:	(1) Dongguan Chang Xing, a 92% owned subsidiary of the Company as the transferor; and (2) Kailey Trading, a company established in the PRC and engaged in the business of trading of construction materials and sundry items and office equipment, as the transferee.	(1) Dongguan Chang Xing, a 92% owned subsidiary of the Company as the transferor; and (2) Lisong Electronics, a company established in the PRC and engaged in the manufacturing of electronic products, as the transferee	(1) Dongguan Chang Xing, a 92% owned subsidiary of the Company as the transferor; and (2) Fusang Property Management, a company established in the PRC and engaged in property development in the PRC, as the transferee
Consideration	:	RMB2,208,046.30 (equivalent to approximately HK$2.08 million) payable in the following manner: – as to RMB972,441.88 (equivalent to approximately HK$0.92 million) on the date of the signing of the Land Use Rights Transfer Agreement; – as to RMB411,868.21 (equivalent to approximately HK$0.39 million) on the early of the date falling three weeks after the date of the Land Use Rights Transfer Agreement; or the submission of the application for transfer of the title of the land to the State Land Bureau of Dongguan City;	RMB4,827,822.83 (equivalent to approximately HK$4.55 million) payable in the following manner: – as to RMB482,782.00 (equivalent to approximately HK$0.46 million) on the date of the signing of the Land Use Rights Transfer Agreement; – as to RMB1,448,347.42 (equivalent to approximately HK$1.37 million) on the early of the date falling three weeks after the date of the Land Use Rights Transfer Agreement; or the submission of the application for transfer of the title of the land to the State Land Bureau of Dongguan City;	RMB2,698,273.00 (equivalent to approximately HK$2.55 million) payable in the following manner: – as to RMB1,927,414.96 (equivalent to approximately HK$1.81 million) on the date of the signing of the Land Use Rights Transfer Agreement; and – as to RMB770,858.04 (equivalent to approximately HK$0.73 million) on the early of the date falling three weeks after the date of the Land Use Rights Transfer Agreement; or the submission of the application for transfer of the title of the land to the State Land Bureau of Dongguan City.

		Land Use Rights Transfer Agreement with Kailey Trading	Land Use Rights Transfer Agreement with Lisong Electronics	Land Use Rights Transfer Agreement with Fusang Property Management
		– as to RMB411,868.21 (equivalent to approximately HK$0.39 million) on the date of the delivery of the current land use right certificate in respect of the land transferred by Dongguan Chang Xing to Kailey Trading; and – as to RMB411,868.00 (equivalent to approximately HK$0.39 million) by way of a post dated cheque dated 45 days after the date on which Dongguan Chang Xing delivered the current land use rights certificate in respect of the land transferred to Kailey Trading. On the date of the delivery of the post dated cheque, Kailey Trading shall also deliver to Dongguan Chang Xing an undertaking that the cheque will be honoured on first presentation. The consideration is agreed upon after arm's length negotiation between the parties taking into account the basis as detailed in the paragraph headed "The Disposal - Reasons for the Disposal" in this letter from the Board.	– as to RMB1,448,347.41 (equivalent to approximately HK$1.37 million) on the date of the delivery of the current land use right certificate in respect of the land transferred by Dongguan Chang Xing to Lisong Electronics; and – as to RMB1,448,346.00 (equivalent to approximately HK$1.37 million) by way of a post dated cheque dated 45 days after the date on which Dongguan Chang Xing delivered the current land use rights certificate in respect of the land transferred to Lisong Electronics. On the date of the delivery of the post dated cheque, Lisong Electronics shall also deliver to Dongguan Chang Xing an undertaking that the cheque will be honoured on first presentation. The consideration is agreed upon after arm's length negotiation between the parties taking into account the basis as detailed in the paragraph headed "The Disposal - Reasons for the Disposal" in this letter from the Board.	The consideration is agreed upon after arm's length negotiation between the parties taking into account the basis as detailed in the paragraph headed "The Disposal - Reasons for the Disposal" in this letter from the Board.
Area transferred	:	An area of 10,671.69 sq. m. of the Land.	An area of 23,333.31 sq. m. of the Land.	An area of 13,041 sq. m. of the Land.

	Land Use Rights Transfer Agreement with Kailey Trading	Land Use Rights Transfer Agreement with Lisong Electronics	Land Use Rights Transfer Agreement with Fusang Property Management
Title to the Land :	The application to the State Land Bureau for transfer of the title of the land will be made by the parties within 3 weeks from the date of the Land Use Rights Transfer Agreement.	The application to the State Land Bureau for transfer of the title of the land will be made by the parties within 3 weeks from the date of the Land Use Rights Transfer Agreement.	The application to the State Land Bureau for transfer of the title of the land will be made by the parties within 3 weeks from the date of the Land Use Rights Transfer Agreement.
	The original of the title document relating to the land use rights will be retained by Dongguan Chang Xing until the transfer of title is approved by the State Land Bureau of Dongguan City and Dongguan Chang Xing has received the consideration in full.	The original of the title document relating to the land use rights will be retained by Dongguan Chang Xing until the transfer of title is approved by the State Land Bureau of Dongguan City and Dongguan Chang Xing has received the consideration in full.	The original of the title document relating to the land use rights will be retained by Dongguan Chang Xing until the transfer of title is approved by the State Land Bureau of Dongguan City and Dongguan Chang Xing has received the consideration in full.
Default :	The party in default in performing its obligations under the Land Use Rights Transfer Agreement shall pay a penalty representing 10% of the consideration to the non-defaulting party.	The party in default in performing its obligations under the Land Use Rights Transfer Agreement shall pay a penalty representing 10% of the consideration to the non-defaulting party.	The party in default in performing its obligations under the Land Use Rights Transfer Agreement shall pay a penalty representing 10% of the consideration to the non-defaulting party.
	In the event, the title to the land cannot be transferred for reasons beyond the control of either parties, Dongguan Chang Xing shall repay the consideration received to Kailey Trading, free of interest, within 5 days upon receipt of a notification of termination of the Land Use Rights Transfer Agreement from Kailey Trading.	In the event, the title to the land cannot be transferred for reasons beyond the control of either parties, Dongguan Chang Xing shall repay the consideration received to Lisong Electronics, free of interest, within 5 days upon receipt of a notification of termination of the Land Use Rights Transfer Agreement from Lisong Electronics.	In the event, the title to the land cannot be transferred for reasons beyond the control of either parties, Dongguan Chang Xing shall repay the consideration received to Fusang Property Management, free of interest, within 5 days upon receipt of a notification of termination of the Land Use Rights Transfer Agreement from Fusang Property Management.

The submission of the applications for transfer of the title of the Land to the State Land Bureau of Dongguan City to the each of Kailey Trading, Lisong Electronics and Fusang Property Management will occur at the same time as the delivery of the current land use right certificates in respect of the relevant portion of the Land to them. It is currently expected that this will occur by end of 2004.

The Land

The Land has a total area of 47,046 sq. m. and is located at Dai Ling Shan, Lin Ping Management Area, Dongguan, Guangdong Province, the PRC. Dongguan Chang Xing is the holder of the land use rights of the land for a term of 50 years up to 18 August 2048. The Land was acquired by the Group in 1998 from 東莞淩高企業集團公司(Dongguan Linco Enterprise Group Company*) for a consideration of RMB29,724,000 (equivalent to approximately HK$28.04 million) arrived at after arm's length negotiation between the parties, representing approximately 0.92% discount to a valuation of RMB30 million (equivalent to approximately HK$28.30 million) by Centaline Surveyors Limited, an independent property valuer. 東莞淩高企業集團公司(Dongguan Linco Enterprise Group Company*) was an Independent Third Party controlled by 東莞市二輕工業集團公司 (Dongguan Second Light Industrial Group Corporation*), an Independent Third Party and is interested in 8% of Dongguan Chang Xing. The book value of the Land as at 31 December 2003 was HK$26.00 million. The Land is freely transferable and can be used for industrial/commercial purpose and is currently vacant. The Disposal will result in a book loss of approximately HK$16.82 million for the year ending 31 December 2004. In so far as the balance sheet of the Group for the year ending 31 December 2004 is concerned, the Disposal will result in a net decrease in asset by HK$16.82 million, being the difference between the book value of Land in the amount of HK$26 million and the gross cash proceeds from the Disposal in the amount of HK$9.18 million. As there is no liabilities attached to the Land, the Disposal will not result in change in the liabilities position of the Group for the year ending 31 December 2004.

To the best of the Directors' knowledge, there is no relationship between 東莞淩高企業集團公司(Dongguan Linco Enterprise Group Company*) and each of Kailey Trading, Lisong Electronics and Fusang Property Management.

Reasons for the Disposal

The Group is principally engaged in the import, marketing and distribution of air-conditioning and refrigeration products, audio-visual equipment; car audio and electronic products, motor vehicles and car accessories; and other electronic and electrical products.

The Land was originally acquired by the Group for developing into a trading place for cars and car accessories, servicing and maintenance of cars by leasing portions of the Land to various tenants. However, with the recent growth of the automobile market in China, particularly the increase in import of premium passenger cars and that the Group and its associated company is the sole distributor of the premier "Ferrari" and "Maserati" cars in Hong Kong, Macau and mainland China, the Company considered it more appropriate to focus its resources to develop the China market to become the biggest market in Asia for "Ferrari" and "Maserati" cars. To explore the market opportunities, the Group has entered into a strategic alliance with Ferrari S.p.A. and Poly Technologies, Inc. to set up an equity joint venture company in the PRC in March 2004, which the Group has a 30% equity interest. In the circumstances, the Company does not intend to allocate any resources to develop the Land as originally planned and the Land has been left vacant since acquisition.

Under the Regulation, land which development work has not been commenced within one year from the date of the land use right transfer contract or the grant of the approval for construction, will be regarded as vacant land. A monthly fee will be imposed on such land at the rate of RMB3 for each sq. m. for industrial land and RMB5 for each sq. m. for property development land. In addition, the Land Bureau of Dongguan City has the right to reclaim the land use rights from the holder of land use rights of the vacant land with compensation. In accordance with the Regulation, the Group has been issued with a notification in September 2002 and has reported to the relevant authorities of its intention to develop the Land and hence the Land should not be classified as vacant land for the purpose of the Regulation. Up to the date of the Land Use Rights Transfer Agreements, Dongguan Chang Xing has not received any further notification from the authorities in relation to the classification of the Land as vacant land. In light of the decision not to proceed with development of the Land as explained above and the provisions in the Regulation, the Directors are concerned that the Land may eventually be classified as a vacant land by the authorities under the Regulation. Hence, the Directors are of the view that the Land should be disposed of as soon as possible to avoid any penalty being imposed or the Land being reclaimed by the authorities.

As stated in the annual report of the Company for the year ended 31 December 2003, it is the strategy of the Group to allocate its key resources to key growth areas, by among others, disposal of fixed assets and conversion of proceeds into current assets to increase the productivity of other assets. Accordingly, the Disposal is in line with this strategy of the Group. The gross proceeds from the Disposal will be the amount of RMB9,734,142.13 (equivalent to approximately HK$9.18 million) and the whole of the net proceeds in the amount of approximately HK$8.68 million will be used as working capital of the Group.

According to the Notice on Trading of Land Use Rights (土地使用權掛牌交易公告) issued by Dongguan City Land Exchange Centre (東莞市土地交易中心), a governmental body, the average selling price of land in the Dongguan area as listed is between RMB146 to RMB230 each sq. m.. Under the Land Use Rights Transfer Agreements, the Land with a total area of 47,046 sq. m. was disposed of for an aggregate consideration of RMB9,734,142.13 (equivalent to approximately HK$9.18 million) at approximately RMB206.91 for each sq.m.. Although the book value of the Land is HK$26.00 million and the aggregate consideration for the Disposal is RMB9,734,142.13 (equivalent to approximately HK$9.18 million) resulting in a book loss of approximately HK$16.82 million, the Directors are of the view that the consideration for the Disposal is fair and reasonable given that the saleable value of the Land has been affected by the provisions in the Regulation, in particular the possibility that the Land may be classified as vacant land by the authorities, and that the consideration for each sq. m. of the Land is in line with the range of selling price for land in the Dongguan area as quoted by the Dongguan City Land Exchange Centre (東莞市土地交易中心).

Taking into account the abovementioned factors, the Directors are of the view the terms of the Disposal are fair and reasonable and in the interests of the shareholders of the Company as a whole.

FURTHER INFORMATION

Your attention is drawn to the additional information set out in the Appendix.

Yours faithfully,
On behalf of the Board
WO KEE HONG (HOLDINGS) LIMITED
Richard Man Fai LEE
Executive Chairman and Chief Executive Officer

* *for identification purposes only*

1. RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquires, that to the best of their knowledge and belief, there are no other facts the omission of which would make any statement herein misleading.

2. DIRECTORS' INTERESTS IN SECURITIES

As at the Latest Practicable Date, the interests and short positions of each Directors and chief executive of the Company in the Shares, underlying shares and debentures of the Company or any associated corporation (within the meaning of Part XV of the SFO) which are required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which he is taken or deemed to have under such provisions of SFO); or are required, pursuant to Section 352 of the SFO, to be entered in the register referred to therein; or are required, pursuant to the Model Code for Securities Transactions by Directors of Listed Companies to be notified to the Company and the Stock Exchange are as follows:

(i) Beneficial interest and short position in Shares as at the Latest Practicable Date:

	Number of Shares			
Name of Director	Personal Interests	Family Interests	Corporate Interests	Total
Richard Man Fai LEE	33,564,388	6,738,732 *(Note 1)*	1,171,335,706 *(Note 2)*	1,211,638,826
Jeff Man Bun LEE	4,719,000	–	1,185,792,896 *(Notes 2&3)*	1,190,511,896
Kam Har YUE	52,097,162	–	1,171,335,706 *(Note 2)*	1,223,432,868
Sammy Chi Chung SUEN	471,900	–	–	471,900

Notes:

1. The 6,738,732 Shares are owned by Ms. Siew Yit HOH, the spouse of Mr. Richard Man Fai LEE.

2. The 1,171,335,706 Shares are hold by Modern Orbit Limited, which is wholly owned by Cyber Tower Inc. as trustee of The WS Lee Unit Trust. 99% of the units of The WS Lee Unit Trust are held by a discretionary trust of which Mr. Wing Sum LEE's family members including Ms. Kam Har YUE, Mr. Richard Man Fai LEE and Mr. Jeff Man Bun LEE are the beneficiaries. The remaining 1% of the units of The WS Lee Unit Trust are held by Skylink International Asset Corporation, a company incorporated in the British Virgin Islands and owned by Ms. Kam Har YUE, Mr. Richard Man Fai LEE and Mr. Jeff Man Bun LEE.

3. Out of the 1,185,792,896 Shares, 14,457,190 Shares are held by Fisherman Enterprises Inc., a company incorporated in the British Virgin Islands and wholly owned by Mr. Jeff Man Bun LEE.

4. All interests in the Shares are long positions. None of the Directors held any short position in the Shares.

(ii) Beneficial interests and short positions in underlying shares of equity derivatives of the Company as at the Latest Practicable Date:

Directors	Date of option granted	No. of Shares attached to the option	Exercisable period	Subscription price per Share HK$
Mr. Wing Sum LEE	21 December 1999	10,225,519	11 February 2000 - 10 February 2006	0.2325
	11 February 2000	4,719,470	21 March 2000 - 20 March 2006	0.5422
	10 August 2001	55,060,504	16 September 2001 - 15 September 2007	0.1661
	24 September 2002	640,640	24 September 2002 - 23 September 2008	0.1000
Mr. Richard Man Fai LEE	21 December 1999	10,540,150*	7 February 2000 - 6 February 2006	0.2325
	11 February 2000	5,506,048	18 March 2000 - 17 March 2006	0.5422
	28 May 2001	6,292,629	29 June 2001 - 28 June 2007	0.1661
	10 August 2001	55,060,504	16 September 2001 - 15 September 2007	0.1661
	29 August 2001	786,575*	30 September 2001 - 29 September 2007	0.1661
	24 September 2002	22,159,280	24 September 2002 - 23 September 2008	0.1000
Mr. Jeff Man Bun LEE	4 June 2002	3,146,314	4 June 2002 - 3 June 2008	0.1000
	24 September 2002	1,430,000	24 September 2002 - 23 September 2008	0.1000

* *Share options granted to Mr. Richard Man Fai LEE's spouse are included.*

Directors	Date of option granted	No. of Shares attached to the option	Exercisable period	Subscription price per Share HK$
Mr. Sammy Chi Chung SUEN	21 December 1999	471,944	6 February 2000 - 5 February 2006	0.2325
	11 February 2000	786,575	22 March 2000 - 21 March 2006	0.5422
	18 January 2001	409,019	6 March 2001 - 5 March 2007	0.1661
	10 August 2001	1,573,156	19 September 2001 - 18 September 2007	0.1661
	4 June 2002	6,292,629	4 June 2002 - 3 June 2008	0.1000
	24 September 2002	2,002,000	24 September 2002 - 23 September 2008	0.1000
Ms. Kam Har YUE	29 August 2001	786,575	30 September 2001 - 29 September 2007	0.1661
Mr. Raymond Cho Min LEE	4 June 2002	2,202,418	4 June 2002 - 3 June 2008	0.1000
	24 September 2002	11,440	24 September 2002 - 23 September 2008	0.1000
Mr. Boon Seng TAN	4 June 2002	2,202,418	4 June 2002 - 3 June 2008	0.1000
	24 September 2002	11,440	24 September 2002 - 23 September 2008	0.1000

(iii) Beneficial interest and short position in shares in associated corporation as at the Latest Practicable Date:

Directors	Associated Corporation in which shares or equity interest are held or interested	Number of shares or amount of equity interest held or interested	Class and/or description of shares
Mr. Wing Sum LEE	Stoneycroft Estates Limited	15,750,000	Non-voting deferred shares
	Wo Kee Hong Limited	8,500	Non-voting deferred shares
	Wo Kee Services Limited	1	Non-voting deferred share
Ms. Kam Har YUE	Forward International Corporation, Limited	34,335	Non-voting deferred shares
	Shinwa Engineering Company, Limited	3,850,000	Non-voting deferred shares
	Stoneycroft Estates Limited	340,000	Non-voting deferred shares
	Wo Kee Hong Limited	400	Non-voting deferred shares

Save as disclosed above, none of the Directors and chief executive of the Company has any interests and short position in the Shares, underlying shares and debentures of the Company or any associated corporation (within the meaning of Part XV of the SFO) which are required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which he is taken or deemed to have under such provisions of SFO); or are required, pursuant to Section 352 of the SFO, to be entered in the register referred to therein; or are required, pursuant to the Model Code for Securities Transactions by Directors of Listed Companies to be notified to the Company and the Stock Exchange, as at the Latest Practicable Date.

3. SUBSTANTIAL SHAREHOLDERS

As at the Latest Practicable Date, so far as known to the Directors and chief executive of the Company, persons other than the Directors or chief executive of the Company, who has an interest or short position in the Shares and underlying shares of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO, or who is, directly or indirectly, interested in ten per cent. or more the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any member of the Group are as follows:

Company Name	Number of Shares	Approximate % of the total issued Shares as at the Latest Practicable Date
Modern Orbit Limited	1,171,335,706	52.85%

Note : The 1,171,335,706 Shares are hold by Modern Orbit Limited, which is wholly owned by Cyber Tower Inc. as trustee of The WS Lee Unit Trust. 99% of the units of The WS Lee Unit Trust are held by a discretionary trust of which Mr. Wing Sum LEE's family members including Ms. Kam Har YUE, Mr. Richard Man Fai LEE and Mr. Jeff Man Bun LEE are the beneficiaries. The remaining 1% of the units of The WS Lee Unit Trust are held by Skylink International Asset Corporation, a company incorporated in the British Virgin Islands and owned by Ms. Kam Har YUE, Mr. Richard Man Fai LEE and Mr. Jeff Man Bun LEE.

Save as disclosed, so far as known to the Directors and chief executive of the Company, there are no other persons other than the Directors or chief executive of the Company, who has an interest or short position in the Shares and underlying shares of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO, or who is, directly or indirectly, interested in ten per cent. or more the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any member of the Group.

4. SERVICE CONTRACT

There is no service contract between the Directors and members of the Group which does not expire or is not determinable by the employer within one year without payment of compensation (other than statutory compensation).

5. LITIGATION

No member of the Group is engaged in any litigation or arbitration of material importance and the Directors are not aware of any litigation or claims of material importance pending or threatened against any member of the Group.

6. COMPETING INTERESTS

None of the Directors and his/her associates is interested directly or indirectly in a business, apart from his/her interest in the Company, which competes or is likely to compete with the business of the Group..

7. MISCELLANEOUS

(a) The registered office of the Company is at Canon's Court, 22 Victoria Street, Hamilton HM12, Bermuda and the principal place of business is at 10th Floor, Block A, Wo Kee Hong Building, 585-609 Castle Peak Road, Kwai Chung, New Territories, Hong Kong

(b) The secretary of the Company is Ms. Phyllis Ng, who is an associate member of The Institute of Chartered Secretaries and Administrators.

(c) The qualified accountant of the Company appointed pursuant to Rule 3.24 is Mr. Tik Tung WONG, AHKSA, FCCA.

(d) The English text of this circular shall prevail over the Chinese text.

7. 其他事項

(a) 本公司之註冊辦事處為Canon's Court, 22 Victoria Street, Hamilton HM 12, Bermuda。本公司於香港之主要辦事處為香港新界葵涌青山道585至609號和記行大廈A座10樓。

(b) 本公司之公司秘書為吳心瑜女士，彼為英國特許秘書及行政人員公會會員。

(c) 根據規則第3.24條所委任之合資格會計師為汪滌東先生，AHKSA, FCCA。

(d) 倘本通函之中英文本如有歧異，概以英文為準。

3. 主要股東

於最後實際可行日期，據本公司董事及主要行政人員所知，除本公司董事及主要行政人員外，於本公司股份及有關股份中，擁有依據證券及期貨條例第XV部第2及3分部之條文須向本公司披露之權益或淡倉，或直接或間接擁有賦有權利，可於任何情況下在本集團任何成員公司股東大會上投票之任何類別股本面值10%或以上之人士如下：

公司名稱	股份數目	截至最後實際可行日期佔已發行股本總數之概約百分比
Modern Orbit Limited	1,171,335,706	52.85%

附註： 該1,171,335,706股股份由Modern Orbit Limited擁有。Modern Orbit Limited由Cyber Tower Inc.全資擁有，作為The WS Lee Unit Trust之信託人。The WS Lee Unit Trust之99%權益由一項全權信託所持有，其中李永森先生之家庭成員，包括余金霞女士、李文輝先生及李文彬先生為該全權信託之受益人。The WS Lee Unit Trust其餘1%權益由Skylink International Asset Corporation持有，該公司於英屬處女群島註冊成立，由余金霞女士、李文輝先生及李文彬先生擁有。

除上文所披露者外，據本公司董事及主要行政人員所知，除本公司董事及主要行政人員外，概無其他人士於本公司股份及有關股份中，擁有依據證券及期貨條例第XV部第2及3分部之條文須向本公司披露之權益或淡倉，或直接或間接擁有賦有權利，可於任何情況下在本集團任何成員公司股東大會上投票之任何類別股本面值10%或以上。

4. 服務合約

董事與本集團成員公司之間概無訂立任何任期超過一年或不可以由僱主於一年內終止而毋須付款補償（法定補償除外）之服務合約。

5. 訴訟

本集團任何成員公司概無涉及任何重大訴訟或仲裁，且董事亦不知悉，本集團任何成員公司正涉及任何尚未了結或面臨威脅之重大訴訟或索償要求。

6. 構成競爭之權益

董事及其聯繫人士概無於任何與本集團業務構成或可能構成競爭之業務中直接或間接擁有權益（於本公司之權益除外）。

(iii) 於最後實際可行日期於相聯法團之股份之實益權益及淡倉：

董事	持有或擁有相聯法團之股份或股本權益	持有或擁有之股份數目或股本權益	股份類別及／或概況
李永森先生	Stoneycroft Estates Limited	15,750,000	無投票權遞延股
	和記電業有限公司	8,500	無投票權遞延股
	和記電器服務有限公司	1	無投票權遞延股
余金霞女士	福和貿易有限公司	34,335	無投票權遞延股
	信和工程有限公司	3,850,000	無投票權遞延股
	Stoneycroft Estates Limited	340,000	無投票權遞延股
	和記電業有限公司	400	無投票權遞延股

除上文所披露者外，於最後實際可行日期，本公司各董事及主要行政人員概無於本公司或任何相聯法團(定義見證券及期貨條例第XV部)任何股份、有關股份或債券中擁有依據證券及期貨條例第XV部第7及8分部須知會本公司及聯交所之權益及淡倉(包括根據證券及期貨條例有關條文被計作或視作彼擁有之權益及淡倉)，或依據證券及期貨條例第352節須列入該條例所述登記冊內之權益及淡倉，或依據上市公司董事進行證券交易標準守則須知會本公司及聯交所之權益及淡倉。

董事	授予購股權日期	購股權可認購之股份數目	行使期限	每股之認購價 港元
孫志冲先生	一九九九年十二月二十一日	471,944	二零零零年二月六日至二零零六年二月五日	0.2325
	二零零零年二月十一日	786,575	二零零零年三月二十二日至二零零六年三月二十一日	0.5422
	二零零一年一月十八日	409,019	二零零一年三月六日至二零零七年三月五日	0.1661
	二零零一年八月十日	1,573,156	二零零一年九月十九日至二零零七年九月十八日	0.1661
	二零零二年六月四日	6,292,629	二零零二年六月四日至二零零八年六月三日	0.100
	二零零二年九月二十四日	2,002,000	二零零二年九月二十四日至二零零八年九月二十三日	0.100
余金霞女士	二零零一年八月二十九日	786,575	二零零一年九月三十日至二零零七年九月二十九日	0.1661
李卓民先生	二零零二年六月四日	2,202,418	二零零二年六月四日至二零零八年六月三日	0.1000
	二零零二年九月二十四日	11,440	二零零二年九月二十四日至二零零八年九月二十三日	0.1000
陳文生先生	二零零二年六月四日	2,202,418	二零零二年六月四日至二零零八年六月三日	0.1000
	二零零二年九月二十四日	11,440	二零零二年九月二十四日至二零零八年九月二十三日	0.1000

3. 該1,185,792,896股股份當中，14,457,190股股份由Fisherman Enterprises Inc.持有，該公司於英屬處女群島註冊成立，由李文彬先生全資擁有。

4. 股份中所有權益均為好倉。各董事概無於股份中持有任何淡倉。

(ii) 於最後實際可行日期於本公司股本衍生工具之有關股份之實益權益及淡倉：

董事	授予購股權日期	購股權可認購之股份數目	行使期限	每股之認購價 港元
李永森先生	一九九九年十二月二十一日	10,225,519	二零零零年二月十一日至二零零六年二月十日	0.2325
	二零零零年二月十一日	4,719,470	二零零零年三月二十一日至二零零六年三月二十日	0.5422
	二零零一年八月十日	55,060,504	二零零一年九月十六日至二零零七年九月十五日	0.1661
	二零零二年九月二十四日	640,640	二零零二年九月二十四日至二零零八年九月二十三日	0.1000
李文輝先生	一九九九年十二月二十一日	10,540,150*	二零零零年二月七日至二零零六年二月六日	0.2325
	二零零零年二月十一日	5,506,048	二零零零年三月十八日至二零零六年三月十七日	0.5422
	二零零一年五月二十八日	6,292,629	二零零一年六月二十九日至二零零七年六月二十八日	0.1661
	二零零一年八月十日	55,060,504	二零零一年九月十六日至二零零七年九月十五日	0.1661
	二零零一年八月二十九日	786,575*	二零零一年九月三十日至二零零七年九月二十九日	0.1661
	二零零二年九月二十四日	22,159,280	二零零二年九月二十四日至二零零八年九月二十三日	0.1000
李文彬先生	二零零二年六月四日	3,146,314	二零零二年六月四日至二零零八年六月三日	0.1000
	二零零二年九月二十四日	1,430,000	二零零二年九月二十四日至二零零八年九月二十三日	0.1000

* *包括授予李文輝先生之配偶之購股權。*

1. 責任聲明

本通函乃遵照上市規則之規定提供有關本公司之資料。董事共同及個別對本文件所載資料之準確性承擔全部責任，並在作出一切合理查詢後，就彼等所知及所信，確認並無遺漏其他事實，致使本通函當中所載任何內容帶有誤導成份。

2. 董事於證券之權益

於最後實際可行日期，本公司各董事及主要行政人員於本公司或其相聯法團(定義見證券及期貨條例第XV部份)之股份、有關股份及債券中擁有依據證券及期貨條例第XV部第7及8分部須知會本公司及聯交所之權益及淡倉(包括根據證券及期貨條例有關條文被計作或視作彼擁有之權益及淡倉)，或依據證券及期貨條例第352節須列入該條例所述登記冊內之權益及淡倉，或依據上市公司董事進行證券交易標準守則須知會本公司及聯交所之權益及淡倉如下：

(i) 於最後實際可行日期於股份之實益權益及淡倉：

		股份數目		
董事	個人權益	家族權益	公司權益	總計
李文輝	33,564,388	6,738,732 *(附註1)*	1,171,335,706 *(附註2)*	1,211,638,826
李文彬	4,719,000	–	1,185,792,896 *(附註2及3)*	1,190,511,896
余金霞	52,097,162	–	1,171,335,706 *(附註2)*	1,223,432,868
孫志冲	471,900	–	–	471,900

附註：

1. 該6,738,732股股份由李文輝先生之配偶何秀月女士擁有。

2. 該1,171,335,706股股份由Modern Orbit Limited擁有。Modern Orbit Limited由Cyber Tower Inc.全資擁有，作為The WS Lee Unit Trust之信託人。The WS Lee Unit Trust之99%權益由一項全權信託所持有，其中李永森先生之家庭成員，包括余金霞女士、李文輝先生及李文彬先生為該全權信託之受益人。The WS Lee Unit Trust其餘1%權益由Skylink International Asset Corporation持有，該公司於英屬處女群島註冊成立，由余金霞女士、李文輝先生及李文彬先生擁有。

進一步資料

敬請　閣下垂注附錄中所載之額外資料。

此　致

列位股東　台照

承董事會命
和記行(集團)有限公司
執行主席兼行政總裁
李文輝
謹啟

二零零四年十一月二日

根據處理辦法，在土地使用權轉讓合約日期或獲授批准用地文件日期起計一年內，如土地之發展工程尚未展開，該土地則會被視作閑置土地，並須就閑置土地繳交月費，如屬工業用地，每平方米須繳交人民幣3元； 如屬經營性用地，每平方米須繳交人民幣5元。此外，東莞市土地局有權在給予補償後，向閑置土地之土地使用權持有人收回土地使用權。根據處理辦法，本集團於二零零二年九月已收到有關當局之有關通知，本集團已向其報告有意發展該幅土地，因此就處理辦法而言，該幅土地不應被列為閑置土地。截至土地使用權轉讓協議日期，東莞長興並無就該幅土地列為閑置土地一事收到有關當局任何進一步通知。由於上文所述之原因決定不發展該幅土地，加上處理辦法之規定，董事認為該幅土地可能最終被有關當局根據處理辦法列為閑置土地，因此，董事認為，應盡快出售該幅土地，以免需繳交任何罰款或被有關當局收回該幅土地。

如本公司於截至二零零三年十二月三十一日止年度之年報所述，本集團之策略為分配其主要資源至重點增長業務，當中包括出售固定資產及將所得款項轉換為流動資產，以增加其他資產之生產力。因此，出售事項符合本集團此策略。出售事項之所得款項合共為人民幣9,734,142.13元（相當於約9,180,000港元），所得款項淨額全數約為8,680,000港元，將用作本集團營運資金。

根據政府機構東莞市土地交易中心所發出之土地使用權掛牌交易公告，東莞土地之平均售價為介乎每平方米人民幣146至230元。根據土地使用權轉讓協議，該幅土地總面積為47,046平方米，出售代價合共為人民幣9,734,142.13元（相當於約9,180,000港元），即每平方米約人民幣206.91元。雖然該幅土地之賬面值為26,000,000港元，而出售事項之代價則合共為人民幣9,734,142.13元（相當於約9,180,000港元），將出現賬面虧損約16,820,000港元。由於該幅土地之可銷售價值受處理辦法之規定影響，特別是該幅土地有可能被有關當局列為閑置土地，同時該幅土地之每平方米代價符合東莞市土地交易中心所列之東莞土地銷售價格範圍，因此，董事認為，出售事項之代價屬公平合理。

考慮到上述因素，董事認為出售事項之條款為公平合理，並符合本公司股東之整體利益。

在送交該幅土地之現有土地使用權證時，將同時向東莞市國土局申請將土地業權分別轉讓予凱利貿易、力桑電子及富生物業管理。現時預計將於二零零四年年底進行。

該幅土地

該幅土地總面積為47,046平方米，位於中國廣東省東莞連平管理區大嶺山。東莞長興為該幅土地之土地使用權持有人，使用權至二零四八年八月十八日止，為期50年。該幅土地由本集團於一九九八年從東莞淩高企業集團公司購入，代價為人民幣29,724,000.00元(相當於約28,040,000港元)，由雙方按公平協商釐訂，較獨立物業估值師中原測量師行之估值人民幣30,000,000.00元(相當於約28,300,000港元)折讓約0.92%。東莞淩高企業集團公司為獨立第三方，由持有東莞長興8%權益之東莞市二輕工業集團公司(一名獨立第三方)控制。該幅土地之賬面值於二零零三年十二月三十一日為26,000,000港元。該幅土地可自由轉讓，及可作工業或商業用途，目前為空置。於截至二零零四年十二月三十一日止年度，出售事項將出現賬面虧損約16,820,000港元。就本集團截至二零零四年十二月三十一日止年度之資產負債表而言，出售事項將導致資產減少淨額16,820,000港元，即該幅土地之賬面值26,000,000港元及出售事項所得款項現金毛額9,180,000港元之差額。由於該幅土地並無負債，因此出售事項對本集團於截至二零零四年十二月三十一日止年度之負債情況並無影響。

就董事所知，凱利貿易、力桑電子及富生物業管理各自與東莞淩高企業集團公司並無關係。

出售事項之原因

本集團主要從事空調及冷凍產品、影音設備、汽車音響及電子產品、汽車及汽車配件，以及其他電子及電器產品之進口、市場推廣及分銷業務。

本集團原本購入該幅土地以透過向若干租戶出租其中部分以發展為汽車及汽車配件之貿易中心、提供汽車服務及維修。但由於最近中國汽車市場迅速發展，特別是高檔次客車進口增加，而本集團及其聯營公司為香港、澳門及中國大陸「法拉利」及「瑪莎拉蒂」名貴汽車之獨家分銷商，因此本公司認為應集中其資源發展中國市場，令其成為「法拉利」及「瑪莎拉蒂」汽車於亞洲之最大市場。為拓展市場機遇，本集團於二零零四年三月與法拉利車廠及保利科技有限公司組成策略聯盟以成立一間中國合資企業，本集團於該合資企業擁有30%股本權益。在此情況下，本公司無意按原來計劃分配任何資源發展該幅土地，該幅土地自收購後一直閑置。

	與凱利貿易簽訂之土地使用權轉讓協議	與力桑電子簽訂之土地使用權轉讓協議	與富生物業管理簽訂之土地使用權轉讓協議
土地業權：	雙方將於土地使用權轉讓協議日期起計三星期內向國土局申請轉讓土地業權。	雙方將於土地使用權轉讓協議日期起計三星期內向國土局申請轉讓土地業權。	雙方將於土地使用權轉讓協議日期起計三星期內向國土局申請轉讓土地業權。
	有關土地使用權之業權文件正本將由東莞長興保存，直至東莞市國土局批准轉讓業權及東莞長興收取全數代價。	有關土地使用權之業權文件正本將由東莞長興保存，直至東莞市國土局批准轉讓業權及東莞長興收取全數代價。	有關土地使用權之業權文件正本將由東莞長興保存，直至東莞市國土局批准轉讓業權及東莞長興收取全數代價。
違約：	未能按土地使用權轉讓協議履行其責任而違約之一方，應向非違約方繳交代價10%之金額作為罰款。	未能按土地使用權轉讓協議履行其責任而違約之一方，應向非違約方繳交代價10%之金額作為罰款。	未能按土地使用權轉讓協議履行其責任而違約之一方，應向非違約方繳交代價10%之金額作為罰款。
	如因任何一方不能控制之原因令土地業權未能轉讓，東莞長興須於收到凱利貿易之終止土地使用權轉讓協議通知起計5日內，不計利息向凱利貿易退還已收到之代價。	如因任何一方不能控制之原因令土地業權未能轉讓，東莞長興須於收到力桑電子之終止土地使用權轉讓協議通知起計5日內，不計利息向力桑電子退還已收到之代價。	如因任何一方不能控制之原因令土地業權未能轉讓，東莞長興須於收到富生物業管理之終止土地使用權轉讓協議通知起計5日內，不計利息向富生物業管理退還已收到之代價。

	與凱利貿易簽訂之土地使用權轉讓協議	**與力桑電子簽訂之土地使用權轉讓協議**	**與富生物業管理簽訂之土地使用權轉讓協議**
	一 於東莞長興向凱利貿易送交轉讓土地之現有土地使用權證當日支付人民幣411,868.21元（相當於約390,000港元）；及 一 以期票支付人民幣411,868.00元（相當於約390,000港元），期票之日期為東莞長興就土地轉讓向凱利貿易送交現有土地使用權證日後45日。於送交期票當日，凱利貿易亦應向東莞長興送交承諾書，保證期票能於首次過戶時兑現。 代價為經考慮本董事會函件中「出售事項－出售事項之原因」一段所詳列之基準後，由雙方以公平原則協商釐訂。	一 於東莞長興向力桑電子送交轉讓土地之現有土地使用權證當日支付人民幣1,448,347.41元（相當於約1,370,000港元）；及 一 以期票支付人民幣1,448,346.00元（相當於約1,370,000港元），期票之日期為東莞長興就土地轉讓向力桑電子送交現有土地使用權證日後45日。於送交期票當日，力桑電子亦應向東莞長興送交承諾書，保證期票能於首次過戶時兑現。 代價為經考慮本董事會函件中「出售事項－出售事項之原因」一段所詳列之基準後，由雙方以公平原則協商釐訂。	代價為經考慮本董事會函件中「出售事項－出售事項之原因」一段所詳列之基準後，由雙方以公平原則協商釐訂。
轉讓土地面積：	10,671.69平方米之土地	23,333.31平方米之土地	13,041平方米之土地

以下為土地使用權轉讓協議之主要條款摘要：

	與凱利貿易簽訂之土地使用權轉讓協議	與力桑電子簽訂之土地使用權轉讓協議	與富生物業管理簽訂之土地使用權轉讓協議
日期：	二零零四年十月十一日	二零零四年十月十一日	二零零四年十月十一日
各方：	(1) 本公司擁有92%權益之附屬公司東莞長興（作為轉讓方）；及 (2) 凱利貿易，於中國成立並從事建築材料、日用百貨及辦公用品貿易之公司（作為承讓方）。	(1) 本公司擁有92%權益之附屬公司東莞長興（作為轉讓方）；及 (2) 力桑電子，於中國成立並從事生產電子產品之公司（作為承讓方）。	(1) 本公司擁有92%權益之附屬公司東莞長興（作為轉讓方）；及 (2) 富生物業管理，於中國成立並於中國從事物業發展之公司（作為承讓方）。
代價：	人民幣2,208,046.30元（相當於約2,080,000港元），以下列形式支付： － 於簽訂土地使用權轉讓協議當日支付人民幣972,441.88元（相當於約920,000港元）； － 土地使用權轉讓協議日期起計滿三星期當日或向東莞市國土局提交土地業權轉讓申請日期之較早者支付人民幣411,868.21元（相當於約390,000港元）；	人民幣4,827,822.83元（相當於約4,550,000港元），以下列形式支付： － 於簽訂土地使用權轉讓協議當日支付人民幣482,782.00元（相當於約460,000港元）； － 土地使用權轉讓協議日期起計滿三星期當日或向東莞市國土局提交土地業權轉讓申請日期之較早者支付人民幣1,448,347.42元（相當於約1,370,000港元）；	人民幣2,698,273.00元（相當於約2,550,000港元），以下列形式支付： － 於簽訂土地使用權轉讓協議當日支付人民幣1,927,414.96元（相當於約1,810,000港元）； － 土地使用權轉讓協議日期起計滿三星期當日或向東莞市國土局提交土地業權轉讓申請日期之較早者支付人民幣770,858.04元（相當於約730,000港元）；

出售事項

土地使用權轉讓協議

於二零零四年十月十一日，本公司擁有92%權益之附屬公司東莞長興與凱利貿易、力桑電子及富生物業管理各自簽訂土地使用權轉讓協議，根據協議，東莞長興分別向凱利貿易、力桑電子及富生物業管理出售10,671.69平方米、23,333.31平方米及13,041平方米之土地權益，現金代價分別為人民幣2,208,046.30元（相當於約2,080,000港元）、人民幣4,827,822.83元（相當於約4,550,000港元）及人民幣2,698,273.00元（相當於約2,550,000港元）。

董事作出所有合理查詢後，就彼等所知、所獲資料及相信，凱利貿易、力桑電子及富生物業管理及彼等各自之最終實益擁有人各自為獨立第三方。

於最後實際可行日期

- 凱利貿易已支付人民幣1,384,310.09元（相當於約1,310,000港元），即代價之首兩期付款；

- 力桑電子已支付人民幣1,931,129.42元（相當於約1,820,000港元），即代價之首兩期付款；

- 富生物業管理已支付人民幣1,927,414.96元（相當於約1,820,000港元），即代價之首期付款。



WO KEE HONG (HOLDINGS) LIMITED
和記行(集團)有限公司*

(於百慕達註冊成立之有限公司)

執行董事：
李永森先生*(榮譽主席)*
李文輝先生*(執行主席兼行政總裁)*
孫志冲先生
李文彬先生
汪滌東先生

非執行董事：
余金霞女士

獨立非執行董事：
陳文生先生
李卓民先生
陳德興先生

註冊辦事處：
Canon's Court
22 Victoria Street
Hamilton HM 12
Bermuda

香港主要辦事處：
香港
新界葵涌
青山道585-609號
和記行大廈
A座10樓

敬啟者：

須予披露交易
出售位於中華人民共和國之土地

緒言

本公司於二零零四年十月十二日宣佈，本公司擁有92%權益之附屬公司東莞長興於二零零四年十月十一日與凱利貿易、力桑電子及富生物業管理各自簽訂土地使用權轉讓協議，分別向凱利貿易、力桑電子及富生物業管理出售10,671.69平方米、23,333.31平方米及13,041平方米之土地權益，現金代價分別為人民幣2,208,046.30元(相當於約2,080,000港元)、人民幣4,827,822.83元(相當於約4,550,000港元)及人民幣2,698,273.00元(相當於約2,550,000港元)。

根據上市規則第14.22條，土地使用權轉讓協議項下之出售事項將合併視作一項交易。根據上市規則第14.08條，土地使用權轉讓協議項下擬進行之交易合併計算構成須予披露交易。

本通函旨在向股東提供出售事項之資料。

* *僅供識別*

「土地使用權轉讓協議」	指	東莞長興與凱利貿易、力桑電子及富生物業管理各自於二零零四年十月十一日簽訂之三份土地使用權轉讓協議，詳情載於本通函董事會函件中「出售事項－土地使用權轉讓協議」一段，每一份協議為「土地使用權轉讓協議」；
「力桑電子」	指	東莞市力桑電子有限公司，一名獨立第三方；
「上市規則」	指	聯交所證券上市規則；
「中國」	指	中華人民共和國，就本公佈而言，不包括香港、澳門及台灣；
「處理辦法」	指	東莞市人民政府於一九九九年十月二十三日發出之東莞市閑置土地處理辦法；
「證券及期貨條例」	指	香港法例第571章證券及期貨條例；
「股份」	指	本公司股本中每股面值0.10港元之普通股；
「聯交所」	指	香港聯合交易所有限公司；
「港元」	指	港元，香港之法定貨幣；
「人民幣」	指	人民幣，中國之法定貨幣；
「平方米」	指	平方米；及
「%」	指	百分比。

於本通函中，人民幣1.06元被視作相當於1.00港元。此換算率僅為闡釋用途，換算不被解釋為有關數額已經、曾可或可以按上述或任何其他滙率換算之一項聲明。

釋義

於本通函內，除文義另有所指外，下列詞彙具有以下涵義：

「聯繫人士」	指	具上市規則所賦予之涵義；
「董事會」	指	董事會；
「本公司」	指	和記行(集團)有限公司，於百慕達註冊成立之獲豁免有限公司，其股份於聯交所上市；
「董事」	指	本公司董事；
「出售事項」	指	東莞長興根據土地使用權轉讓協議分別向凱利貿易、力桑電子及富生物業管理出售該幅土地之權益一事；
「東莞長興」	指	東莞長興制冷設備有限公司，於中國成立之中外合資企業，本公司持有其92%股本權益，餘下8%權益由一家於中國成立之國有企業東莞市二輕工業集團公司(一名獨立第三方)持有；
「富生物業管理」	指	東莞市富生物業管理有限公司，一名獨立第三方；
「本集團」	指	本公司及其附屬公司，而本集團成員公司會按此詮釋；
「香港」	指	中國香港特別行政區；
「凱利貿易」	指	東莞市凱利貿易有限公司，一名獨立第三方；
「獨立第三方」	指	獨立第三方，與本公司及其附屬公司之董事、主要行政人員及主要股東或彼等各自之聯繫人士概無關連；
「最後實際可行日期」	指	二零零四年十月二十九日，即本通函付印前確定其中所述若干資料之最後實際可行日期；
「該幅土地」	指	位於中國廣東省東莞連平管理區大嶺山一幅面積為47,046平方米之土地；

目錄

頁次

釋義 1

董事會函件

緒言 3

出售事項 4

土地使用權轉讓協議 4

該幅土地 8

出售事項之原因 8

進一步資料 10

附錄一－一般資料

責任聲明 11

董事於證券之權益 11

主要股東 15

服務合約 15

訴訟 15

構成競爭之權益 15

其他事項 16

此乃要件 請即處理

閣下對本通函任何方面如有任何疑問，應諮詢 閣下之持牌證券交易商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已將名下和記行（集團）有限公司股份全部售出或轉讓，應立即將本通函交予買主或承讓人，或經手買賣或轉讓之持牌證券交易商、銀行或其他代理商，以便轉交買主或承讓人。

香港聯合交易所有限公司對本通函之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本通函全部或任何部份內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。



WO KEE HONG (HOLDINGS) LIMITED
和記行（集團）有限公司*

（於百慕達註冊成立之有限公司）

（股份代號：720）

須予披露交易
出售位於中華人民共和國之土地

二零零四年十一月二日

* *僅供識別*

#82-3990

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTEN....

If you are in any doubt as to any aspect of this circular, you should consult your licensed securities dealer, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in WO KEE HONG (HOLDINGS) LIMITED, you should at once hand this circular to the purchaser(s) or transferee(s) or to the licensed securities dealer, bank or other agent through whom the sale or transfer was effected for transmission to the purchaser(s) or transferee(s).

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.



WO KEE HONG (HOLDINGS) LIMITED
和記行(集團)有限公司*

(Incorporated in Bermuda with limited liability)
(Stock Code: 720)

MAJOR TRANSACTION

PROPOSED SETTLEMENT OF AMOUNT DUE UNDER LOAN AGREEMENT DATED 28 JUNE 2002

18 March 2005

* *For identification purposes only*

CONTENTS

Page

Definitions 1

Letter from the Board

Introduction 4

The Settlement 5

The Deed of Settlement 5

The Amendment Deed 6

The Debt 6

The Conditions Precedent 7

Completion 8

The Deeds of Amendment 8

Effect of the Settlement 8

Shareholders' approval 10

Further information 10

Appendix I – Financial information of the Group

Statement of indebtedness 11

Working capital 11

Material adverse change 12

Trading and financial prospect of the Group 12

Appendix II – General information

Responsibility statement 13

Directors' interests 13

Substantial Shareholders 17

Service contract 17

Competing interests 17

Material contracts 18

Litigation 21

Miscellaneous 21

Documents available for inspection 22

In this Circular, unless the context otherwise requires, the following expressions have the following meanings:

"Amendment Deed"	the deed of amendment dated 8 March 2005 and entered into among MHI, the Company, WKHL, Stoneycroft and Ever Rising amending the Deed of Settlement;
"Announcements"	the announcements made by the Company dated 30 November 2001, 27 March 2002, 31 May 2002 and 2 July 2002 respectively, relating to, among others, the Loan Agreement;
"associates"	has the meaning ascribed thereto in the Listing Rules;
"Conditions Precedent"	the conditions precedent set out in the paragraph headed "The Settlement – The Conditions Precedent" in the letter from the Board and a "Condition Precedent" shall be construed accordingly;
"Company"	WO KEE HONG (HOLDINGS) LIMITED, a company incorporated in Bermuda with limited liability, the shares of which are listed on the Main Board of the Stock Exchange;
"Controlling Shareholders"	Modern Orbit Limited, Mr. Richard Man Fai LEE, Ms. Siew Yit HOH, Mr. Jeff Man Bun LEE, Fisherman Enterprises Inc. and Ms. Kam Har YUE, who in aggregate are interested in 1,282,912,178 Shares, representing approximately 57.89% of the issued share capital of the Company as at the Latest Practicable Date;
"Debt"	the Loan together with interest accrued thereon as at 31 December 2004 in the amount of US$728,638.27 (equivalent to approximately HK$5.7 million) under the Loan Agreement;
"Deeds of Amendment"	Deed of Amendment A and Deed of Amendment B;
"Deed of Amendment A"	the deed of amendment dated 24 February 2005 entered into among MHI as the chargee, Stoneycroft as the chargor, WKHL and the Company in relation to Deed of Charge A;
"Deed of Amendment B"	the deed of amendment dated 24 February 2005 entered into among MHI as the chargee, Ever Rising as the chargor, WKHL and the Company in relation to Deed of Charge B;
"Deeds of Charge"	Deed of Charge A and Deed of Charge B;

"Deed of Charge A"	a deed of charge dated 28 June 2002 entered into among Stoneycroft as chargor, MHI as the chargee and the Company in respect of Property A;
"Deed of Charge B"	a deed of charge dated 28 June 2002 entered into among Ever Rising as chargor, MHI as the chargee and the Company in respect of Property B;
"Deed of Settlement"	the deed of settlement dated 24 February 2005 and entered into among MHI, Stoneycroft, Ever Rising, WKHL and the Company in relation to the settlement of the Debt;
"Directors"	the directors, including independent non-executive directors, of the Company;
"Ever Rising"	Ever Rising Investments Limited, a company incorporated in Hong Kong with limited liability and a wholly owned subsidiary of the Company;
"Group"	the Company together with its subsidiaries;
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC;
"Independent Third Parties"	third parties who are independent of the Company and not a director, chief executives and substantial shareholders of the Company and its subsidiaries or their respective associates;
"Latest Practicable Date"	16 March 2005, being the latest practicable date for ascertaining certain information referred to herein prior to the printing of this circular;
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange;
"Loan"	the loan for the principal amount US$17,039,689.38 (equivalent to approximately HK$133.0 million) lent by MHI to WKHL under the Loan Agreement;
"Loan Agreement"	the agreement dated 28 June 2002 entered into among MHI as lender, WKHL as borrower and the Company as guarantor in respect of the Loan;
"MHI"	Mitsubishi Heavy Industries, Ltd., a company incorporated in Japan;
"PRC"	The People's Republic of China, and for the sole purpose of this circular excludes Hong Kong, Macau Special Administrative Region and Taiwan;

"Property A"	car parking spaces and Block A on the 2nd Floor of Wo Kee Hong Building located at No. 585-609 Castle Peak Road, Kwai Chung, New Territories, Hong Kong;
"Property B"	Block B on the 2nd Floor of Wo Kee Hong Building located at No. 585-609 Castle Peak Road, Kwai Chung, New Territories, Hong Kong;
"Properties"	Property A and Property B;
"SFO"	Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong);
"Settlement"	the settlement of the Debt pursuant to the terms of the Deed of Settlement as amended by the Amendment Deed;
"Settlement Amount"	the amount of US$6 million (equivalent to approximately HK$46.8 million);
"Settlement Date(s)"	15 and 18 March 2005 or such earlier date as the Company shall given MHI at one business day prior written notification (as the case may be) and a "Settlement Date" shall be construed accordingly;
"Share(s)"	ordinary share(s) of HK$0.10 each in the capital of the Company;
"Shareholder(s)"	holder(s) of Shares;
"Stock Exchange"	The Stock Exchange of Hong Kong Limited;
"Stoneycroft"	Stoneycroft Estates Limited, a company incorporated in Hong Kong with limited liability and a wholly owned subsidiary of the Company;
"WKHL"	Wo Kee Hong Limited, a company incorporated in Hong Kong with limited liability and a wholly-owned subsidiary of the Company;
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong;
"RMB"	Renminbi, the lawful currency of the PRC; and
"US$"	United States dollars, the lawful currency of the United States of America.

In this circular, US$1.00 is taken to be equivalent to HK$7.80. The conversion rate is for the purpose of illustration only and does not constitute a representation that any amounts have been, could have been, or may be exchanged at the aforementioned or any other rates.



WO KEE HONG (HOLDINGS) LIMITED
和記行(集團)有限公司*

(Incorporated in Bermuda with limited liability)

Executive Directors:
Mr. Wing Sum LEE *(Honorary Chairman)*
Mr. Richard Man Fai LEE
(Executive Chairman & Chief Executive Officer)
Mr. Sammy Chi Chung SUEN
Mr. Jeff Man Bun LEE
Mr. Tik Tung WONG

Non-executive Director:
Ms. Kam Har YUE

Independent Non-executive Directors:
Mr. Boon Seng TAN
Mr. Raymond Cho Min LEE
Mr. Kenji Tak Hing CHAN

Registered office:
Canon's Court
22 Victoria Street
Hamilton HM12
Bermuda

Principal office in Hong Kong:
10th Floor, Block A
Wo Kee Hong Building
585-609 Castle Peak Road
Kwai Chung, New Territories
Hong Kong

18 March 2005

To the Shareholders

Dear Sir or Madam,

MAJOR TRANSACTION
PROPOSED SETTLEMENT OF AMOUNT DUE UNDER LOAN AGREEMENT DATED 28 JUNE 2002

INTRODUCTION

On 24 February 2005, the Company announced that MHI, WKHL, Stoneycroft, Ever Rising and the Company have entered into the Deed of Settlement in relation to the settlement of the Debt due from WKHL to MHI under the Loan Agreement. On the same date, MHI, Stoneycroft, Ever Rising, WKHL and the Company entered into the Deeds of Amendment in relation to the Deeds of Charge in respect of the Properties. The purpose of the Deed of Settlement is to settle the Debt owed under the Loan Agreement in the terms set out therein. On 8 March 2005, the parties entered into the Amendment Deed amending the Deed of Settlement.

Reference is made to the announcements made by the Company dated 30 November 2001, 27 March 2002, 31 May 2002 and 2 July 2002 respectively and the circular dated 18 July 2002 issued by the Company.

* *For identification purposes only*

It is stated in the Announcements and the circular dated 18 July 2002 issued by the Company that, among other things, on 28 June 2002, MHI as the lender, WKHL as the borrower and the Company as the guarantor have entered into the Loan Agreement in relation to a loan for the amount of US$17,039,689.38 (equivalent to approximately HK$133.0 million) for a term of fifteen years with the principal amount bearing interest at the rate of 2.5% per annum payable on 31 December each year with 31 December 2002 as the first interest payment date and repayable in ten equal half yearly instalments commencing from 30 June 2012. The Loan is secured by the Deeds of Charge in respect of the Properties. The loan under the Loan Agreement was for the purpose of settling the remaining balance of the amount of US$26,247,346.27 (equivalent to approximately HK$204.8 million) due from WKHL to MHI in respect of goods and services provided by MHI to WKHL (including interest thereon up to and including 30 June 2002) (part of the amount due was settled by way of a transfer of 24.5% equity interest in MHI-Jinling Air Conditioners Company Limited, details of which are set out in the announcement made by the Company dated 2 July 2002 and the circular dated 18 July 2002 issued by the Company).

The purpose of this circular is to provide Shareholders with details of the Settlement. The terms of the Settlement, including the terms of the Deed of Settlement, the Amendment Deed and the Deeds of Amendment, are set out in the paragraph headed "The Settlement" below and are arrived at after arm's length negotiation between the Company and MHI.

THE SETTLEMENT

The Deed of Settlement

Date : 24 February 2005

Parties :

(1) MHI, a company incorporated in Japan principally engaged in the business of shipbuilding, power systems, aerospace and machinery for industrial and commercial use. To the best of the Directors' knowledge, information and belief, having made all reasonable enquiry, MHI and its ultimate beneficial owners are Independent Third Parties;

(2) WKHL, a wholly owned subsidiary of the Company;

(3) Stoneycroft, a wholly owned subsidiary of the Company;

(4) Ever Rising, a wholly owned subsidiary of the Company; and

(5) the Company

Terms of Settlement : The Debt due from WKHL to MHI under the Loan Agreement is to be settled by payment of an amount of US$6 million (equivalent to approximately HK$46.8 million) in two equal instalments of US$3 million (equivalent to approximately HK$23.4 million) each payable on or before 15 and 18 March 2005 respectively. An amount of US$3 million (equivalent to approximately HK$23.4 million) has been paid to MHI on 14 March 2005 pursuant to the terms of the Deed of Settlement. The

Company and WKHL shall be jointly and severally liable for the Settlement Amount under the Deed of Settlement. The Settlement Amount is determined by MHI and the Company after arm's length negotiation. In agreeing to the Settlement Amount, the Company has taken into account the effect of the payment of the Settlement Amount on its working capital position and the improvement on its gearing ratio as a result of the settlement of the Debt.

The Settlement Amount is to be financed by internal resources of the Group and bank borrowings in the amount of HK$38.4 million, comprising short term facilities in the amount of HK$15 million and long term banking facilities in the amount of HK$23.4 million. The short term facilities bear interest at the rate of 6.25% to 7% per annum. The long term banking facilities bear interest at the rate of 6.25% per annum and repayable in 48 months from the date of drawdown. The banking facilities granted to the Group comprising the short term facilities and the long term banking facilities have been drawndown. The long term banking facilities in the amount of HK$23.4 million has been applied towards funding the payment of the Settlement Amount on 14 March 2005. The short term facilities in the amount of HK$15 million will be applied towards funding part of the Settlement Amount payable on 18 March 2005. Remaining balance of the Settlement Amount payable on 18 March 2005 will be funded by internal resources of the Group.

The Amendment Deed

On 8 March 2005, the Company, WKHL, Stoneycroft, Ever Rising and MHI entered into the Amendment Deed, amending the Deed of Settlement. Pursuant to the Amendment Deed, the parties agreed to change the designated account to which the Settlement Amount is to be made to on the respective Settlement Dates. Save as aforementioned, all other terms and conditions of the Deed of Settlement remained unchanged and in full force and effect.

The Debt

As at 31 December 2004, an amount of US$17,476,755.39 (equivalent to approximately HK$136.3 million), being the aggregate of the principal amount of US$16,748,117.12 (equivalent to approximately HK$130.6 million) together with interest accrued thereon in the amount of US$728,638.27 (equivalent to approximately HK$5.7 million), is owed by WKHL to MHI under the Loan Agreement. The interest amount of US$728,638.27 (equivalent to approximately HK$5.7 million) comprises interest payable on the principal amount of the Debt for the year 2003 and 2004 and interest on the overdue interest at the rate of 5% per annum in accordance with the terms of the Loan Agreement.

The Conditions Precedent

The conditions precedent to the discharge of the Debt and the release of the charges over the Properties are:

(a) the delivery to MHI, its employees, agents and advisers of certain financial information of the Group on or before 25 February 2005;

(b) the delivery to MHI certified copy of the board resolutions of each of WKHL, the Company, Stoneycroft and Ever Rising approving and authorizing the execution and performance of the Deed of Settlement;

(c) the delivery to MHI the written approval of the Controlling Shareholders approving the performance of the Deed of Settlement;

(d) the delivery to MHI a copy of the announcement dated 24 February 2005 made by the Company and any other announcement to be made by the Company in connection with the Deed of Settlement and the Settlement;

(e) the delivery to MHI of legal opinions in a form satisfactory to MHI on the laws of Bermuda and Hong Kong that each of the Company, WKHL, Stoneycroft and Ever Rising has the capacity to enter into the Deed of Settlement and that the Deed of Settlement is duly executed by each of the Company and WKHL in accordance with their respective constitutive documents and laws of the jurisdiction of incorporation;

(f) the delivery to MHI the Deeds of Amendment duly executed by Stoneycroft, Ever Rising, WKHL and the Company on 24 February 2005, the date of the Deed of Settlement; and

(g) the delivery to MHI by each of the Company, WKHL, Stoneycroft and Ever Rising of a director's certificate confirming that the representations and warranties given by the Company and WKHL as their general affairs are and remain true and accurate as at 11 March 2005 and on each of the Settlement Dates.

The Condition Precedent set out in (a) above has to be fulfilled by 25 February 2005 and the Condition Precedent set out in (f) above has to be fulfilled on 24 February 2005, the date of the Deed of Settlement. The other Conditions Precedent set out in (b) to (e) and (g) above have to be satisfied by 11 March 2005. MHI may in its absolute discretion waive any of the Conditions Precedent set out in (a) to (g) above.

The information referred to in Condition Precedent (a) have been delivered to the advisers of MHI by 25 February 2005. The Deeds of Amendment have been executed by Stoneycroft, Ever Rising, WKHL and the Company and delivered to MHI on 24 February 2005. The documents referred to in Conditions Precedent (b), (c), (d) and (e) have been delivered to MHI on 11 March 2005. The director's certificates referred to in Condition Precedent (g) have been delivered to MHI on each of 11 and 15 March 2005 respectively. As at the Latest Practicable Date, all of the Conditions Precedent have been fulfilled except for the director's certificate to be delivered to MHI on the second Settlement Date as provided in Condition Precedent (g), which will be delivered on 18 March 2005.

Completion

Upon payment of the Settlement Amount in full on each of the Settlement Dates and the satisfaction of the Conditions Precedent, MHI shall release the Company and WKHL from their respective obligations under the Loan Agreement.

In the event (i) the Company and/or WKHL fails to pay the Settlement Amount on any of the Settlement Date; or (ii) any of the Conditions Precedent is not fulfilled on the dates set out in the paragraph headed "The Settlement – The Conditions Precedent" above; or (iii) the payment of the Settlement Amount is set aside or avoided as a result of any act or omission on the part of the Company and/or WKHL or by operation of the law or regulation, then the liabilities of the Company and WKHL under the Loan Agreement shall continue as if the Deed of Settlement has never been entered into by the parties.

The Deeds of Amendment

On 24 February 2005

(a) MHI, Stoneycroft, WKHL and the Company entered into the Deed of Amendment A in relation to the Deed of Charge A in respect of Property A; and

(b) MHI, Ever Rising, WKHL and the Company entered into the Deed of Amendment B in relation to the Deed of Charge B in respect of Property B.

The purpose of the Deeds of Amendment is to amend the Deeds of Charge to extend the security over the Properties created by the Deeds of Charge for the performance of the Deed of the Settlement and for a period of not less than six months after the payment of the Settlement Amount and fulfilling of the Conditions Precedent in accordance with the Deed of Settlement by the Company and WKHL and the observance of the warranties and undertaking contained in the Deed of Settlement by the Company and WKHL. The period was agreed upon after negotiation between the Company and MHI. Based on the experience of the Directors, the Directors are of the view that it is not uncommon for a lender to hold onto the securities for securing the loan for a period of time after full payment of the indebtedness due to the lender. Accordingly, the Directors consider the period provided for in the Deeds of Amendment as acceptable.

Upon full performance of the Deed of Settlement by the Company and WKHL, MHI shall upon the request of Stoneycroft and Ever Rising discharge the charge over the Properties created by the Deeds of Charge in accordance with the terms thereof.

EFFECT OF THE SETTLEMENT

The principal businesses of the Group are importing, marketing and distribution of air-conditioning and refrigeration products; audio-visual equipment; car audio and electronic products; motor vehicles and car accessories; and other electronic and electrical products.

The audited consolidated net asset value of the Group as at 31 December 2002 and 2003 and the audited consolidated profit/(loss) of the Group before and after taxation for the two years ended 31 December 2003 are:

	As at 31 December 2002/ For the year ended 31 December 2002 *(HK$)*	As at 31 December 2003/ For the year ended 31 December 2003 *(HK$)*
Audited consolidated net asset value of the Group	313,819,000	261,916,000
Audited consolidated profit/(loss) of the Group before taxation	7,519,000	(82,632,000)
Audited consolidated profit/(loss) of the Group after taxation	6,448,000	(85,331,000)

In accordance with the Deed of Settlement, the Debt (in the amount of US$17,476,755.39 (equivalent to approximately HK$136.3 million) as at 31 December 2004) will be settled in full with the amount of US$6 million (equivalent to approximately HK$46.8 million), being the Settlement Amount resulting in a gain of US$11,476,755.39 (equivalent to approximately HK$89.5 million) by the Group to be included in the interim results of the Group for the six months ending 30 June 2005. Save as aforementioned, the Settlement will not have any impact on the earnings of the Group as a whole.

Based on the unaudited interim financial statements of the Group as at 30 June 2004, upon completion of the Settlement, the long-term borrowings of the Group will be reduced from HK$141,037,000 to HK$27,868,000 (taking into account the reduction of the amount of approximately HK$130.6 million, being the principal amount of the Debt and the increase in long-term indebtedness by the amount of HK$17.5 million, being the additional long term liabilities drawdown to finance the payment of the Settlement Amount under the Settlement). The overall gearing of the Group will also be improved by 32% from 69% to 37% as a result of the Settlement, taking into account the bank borrowings to finance the payment of the Settlement Amount. In the premises, the Directors believe that upon completion of the Settlement contemplated under the Deed of Settlement, the long-term liabilities of the Group will be significantly ease and the total debt and liquidity position of Group will be improved as a whole. The Settlement is not expected have any adverse impact on the assets of the Group as a whole.

Taking into account the internal resources of the Group and the available banking facilities, the Directors are of the view that the Group will have sufficient cash to settle the Settlement Amount on the Settlement Dates under the Settlement and sufficient working capital after payment of the Settlement Amount.

Taking into consideration the financial position of the Group and the financial benefits which are expected to accrue to the Group as a result of the Settlement, the Directors consider that as far as the Shareholders are concerned, the terms of the Deed of Settlement and the Settlement are fair and reasonable and in the best interest of the Group and the Shareholders as a whole.

SHAREHOLDERS' APPROVAL

The Settlement constitutes a major transaction for the Company under the Listing Rules and shall be subject to the Shareholders' approval. No Shareholder is required to abstain from voting on the resolutions relating to the Settlement. The Controlling Shareholders, which as at the Latest Practicable Date are in aggregate interested in approximately 57.89% of the issued share capital of the Company have on 18 February 2005 issued a written approval approving the Deed of Settlement and the Settlement and the performance by the Company of its obligations thereunder. The written approval from the Controlling Shareholders is accepted in place of holding a general meeting under Rule 14.44 of the Listing Rules and no general meeting will be convened for the purpose of approving the Deed of Settlement and the Settlement.

The Controlling Shareholders comprises Modern Orbit Limited, Mr. Richard Man Fai LEE, Ms. Siew Yit HOH, Mr. Jeff Man Bun LEE and Fisherman Enterprises Inc. and Ms. Kam Har YUE, who are interested in 1,171,335,706 Shares, 33,564,388 Shares, 6,738,732 Shares, 4,719,000 Shares, 14,457,190 Shares and 52,097,162 Shares, representing approximately 52.85%, 1.51%, 0.30%, 0.21%, 0.65% and 2.35% of the issued share capital of the Company. Ms. Kam Har YUE is the mother of Mr. Richard Man Fai LEE and Mr. Jeff Man Bun LEE. Ms. Siew Yit HOH is the spouse of Mr. Richard Man Fai LEE. Mr. Richard Man Fai LEE and Mr. Jeff Man Bun LEE are brothers. Mr. Richard Man Fai LEE and Mr. Jeff Man Bun LEE are executive Directors and Ms. Kam Har YUE is a non-executive Director. Modern Orbit Limited is wholly owned by Cyber Tower Inc., the trustee of The WS Lee Unit Trust. 99% of the units of The WS Lee Unit Trust are held by a discretionary trust of which Mr. Wing Sum LEE's family members including Ms. Kam Har YUE, Mr. Richard Man Fai LEE and Mr. Jeff Man Bun LEE are the beneficiaries. The remaining 1% of The WS Lee Unit Trust is held by Skylink International Asset Corporation, a company incorporated in the British Virgin Islands and owned by Ms. Kam Har YUE, Mr. Richard Man Fai LEE and Mr. Jeff Man Bun LEE. Fisherman Enterprises Inc., a company incorporated in the British Virgin Islands and wholly owned by Mr. Jeff Man Bun LEE.

FURTHER INFORMATION

Your attention is drawn to the additional information set out in the appendices.

Yours faithfully,
On behalf of the Board
WO KEE HONG (HOLDINGS) LIMITED
Richard Man Fai LEE
Executive Chairman and Chief Executive Officer

1. STATEMENT OF INDEBTEDNESS

As at the close of business on 31 December 2004, being the latest practicable date for the purpose of this indebtedness statement prior to the printing of this circular, the Group had the borrowings and contingent liabilities amounting to approximately HK$174.8 million and approximately HK$36.2 million respectively, details of which are as follows:

Borrowings

As at the close of business on 31 December 2004, being the latest practicable date for the purpose of this indebtedness statement prior to the printing of this circular, the Group had bank and other borrowings of approximately HK$174.8 million comprises bank borrowings of approximately HK$34.1 million and other borrowings of approximately HK$140.7 million (including amounts due to related companies of approximately HK$9.7 million). Bank borrowings in the amount of HK$25.3 million were secured by fixed charges on certain of the Group's properties, a charge on a bank account of a subsidiary, a fixed and floating charge on all assets of a subsidiary. All bank borrowings were guaranteed by the Company. Other borrowings in the amount of HK$130.3 million, being the amount due under the Loan Agreement was secured by the Deeds of Charge and corporate guarantee of the Company.

Contingent liabilities

As at 31 December 2004, the Group had contingent liabilities of approximately HK$29.2 million arising out of a court case involving a subsidiary of the Company in the PRC, approximately HK$1.3 million in respect of proceedings involving a subsidiary of the Company in India and approximately HK$5.7 million in respect of guarantees given to a supplier of a subsidiary of the Company.

Disclaimer

Save as disclosed above and apart from intra-group liabilities, the Group did not have any loan capital issued and outstanding or agreed to be issued, any loan capital, bank overdrafts and liabilities under acceptances or other similar indebtedness, debentures, mortgages, charges or loans or acceptance credits or hire purchase commitments, capital commitments, guarantees or other material contingent liabilities as at the close of business on 31 December 2004.

No material adverse change

Save as disclosed herein, the Directors have confirmed that there has not been any material change in the indebtedness and contingent liabilities of the Group since 31 December 2004.

2. WORKING CAPITAL

As at the Latest Practicable Date, after taking into account of the available credit facilities, the internal resources of the Group, the Directors were of the opinion that the Group had sufficient working capital for its present requirements.

3. MATERIAL ADVERSE CHANGE

As at the Latest Practicable Date, the Directors were not aware of any material adverse change in the financial or trading position of the Group since 31 December 2003, being the date to which the latest audited financial statements of the Group were made up.

4. TRADING AND FINANCIAL PROSPECT OF THE GROUP

The Group recorded a decrease in turnover by 3.3% compared to previous year for the year ended 31 December 2003 due to the continue economic downturn and deflation which severely affected the retail market and investment sentiment; the increase of the First Registration Taxes in the 5 March 2003 budget and the outbreak of the Severe Acute Respiratory Syndrome in the first half of the year 2003. As a result of the unfavourable market conditions, the Group recorded a loss from operations of HK$49.4 million for the year ended 31 December 2003 with loss attributable to shareholders for the year amounted to HK$84.8 million (compared to a profit of HK$6.5 million for the year ended 31 December 2002).

With the general recovery of the economy in 2004, for the six months ended 30 June 2004, the Group recorded a total unaudited turnover of HK$278.6 million, an increase of HK$11.2 million compared to the same period in 2003. The Group also recorded a profit from operation of HK$0.5 million for the first six months of 2004, compared to a operating loss of HK$9.4 million for the same period in 2003. Loss attributable to shareholders for the six months ended 30 June 2004 was HK$2.3 million compared to HK$14.8 million for corresponding period in 2003. The Directors believe that the narrowing of the loss attributable to shareholders signified a great step in the management's effort to turnaround the Group's financial performance towards profitability.

With the continuing recovery of the Hong Kong economy as evidenced by lower unemployment rate and improved consumer sentiment, it is expected that the business of the Group will benefit from the increased consumer spending and growth of tourism. Sales in premium electrical products and sports cars have increased during last year and the Directors expected this trend to continue as upmarket and innovative electronic and electrical items have become increasingly popular among residents and tourists. The commencement of operation of the joint venture of car importation and distribution in the PRC, Ferrari Maserati Cars International Trading (Shanghai) Co., Ltd,. in the last quarter of 2004 is expected to bring more positive operational result to the Group. The associated company of the Group in Jiangmen, the PRC continued to record a loss for the six months ended 30 June 2004. To combat the increase in costs of plastic materials and thin steel plate which adversely affected the financial performance of the associated company, the management has identified new product and distribution strategy to revamp the joint venture for new phase of growth. Since the beginning of 2004, the Group has implemented measures to lower staff costs by increasing staff efficiency and streamlining operations. As stated in the interim report of the Company for the six months ended 30 June 2004, upon full implementation of the cost saving measures, it is expected that the Group will achieve a double-digit saving on expenses. The Directors believe that the improvement in operation results and the continuing control of expenses will bring an improved return to the investments of the Shareholders. The financial outlook of the Group will also be much improved with the completion of the Settlement, which will result in the lowering of the overall gearing ratio of the Group and also a reduction in the long-term liabilities of the Group.

1. RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquires, that to the best of their knowledge and belief, there are no other facts the omission of which would make any statement herein misleading.

2. DIRECTORS' INTERESTS

As at the Latest Practicable Date, the interests and short positions of each Directors and chief executive of the Company in the Shares, underlying shares and debentures of the Company or any associated corporation (within the meaning of Part XV of the SFO) which are required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which he is taken or deemed to have under such provisions of SFO); or are required, pursuant to Section 352 of the SFO, to be entered in the register referred to therein; or are required, pursuant to the Model Code for Securities Transactions by Directors of Listed Companies to be notified to the Company and the Stock Exchange are as follows:

(i) Beneficial interest and short position in Shares as at the Latest Practicable Date

	Number of Shares			
Director	**Personal Interests**	**Family Interests**	**Corporate Interests**	**Total**
Mr. Richard Man Fai LEE	33,564,388	6,738,732 *(Note 1)*	1,171,335,706 *(Note 2)*	1,211,638,826
Mr. Jeff Man Bun LEE	4,719,000	–	1,185,792,896 *(Notes 2&3)*	1,190,511,896
Ms. Kam Har YUE	52,097,162	–	1,171,335,706 *(Note 2)*	1,223,432,868
Mr. Sammy Chi Chung SUEN	471,900	–	–	471,900

Notes:

1. The 6,738,732 Shares are owned by Ms. Siew Yit HOH, the spouse of Mr. Richard Man Fai LEE.

2. The 1,171,335,706 Shares are held by Modern Orbit Limited, which is wholly owned by Cyber Tower Inc. as trustee of The WS Lee Unit Trust. 99% of the units of The WS Lee Unit Trust are held by a discretionary trust of which Mr. Wing Sum LEE's family members including Ms. Kam Har YUE, Mr. Richard Man Fai LEE and Mr. Jeff Man Bun LEE are the beneficiaries. The remaining 1% of the units of The WS Lee Unit Trust are held by Skylink International Asset Corporation, a company incorporated in the British Virgin Islands and owned by Ms. Kam Har YUE, Mr. Richard Man Fai LEE and Mr. Jeff Man Bun LEE.

3. Out of the 1,185,792,896 Shares, 14,457,190 Shares are held by Fisherman Enterprises Inc., a company incorporated in the British Virgin Islands and wholly owned by Mr. Jeff Man Bun LEE.

4. All interests in the Shares are long positions. None of the Directors held any short position in the Shares.

(ii) Beneficial interests and short positions in underlying shares of equity derivatives of the Company as at the Latest Practicable Date

Directors	Date of option granted	No. of Shares attached to the option	Exercisable period	Subscription price per Share
				HK$
Mr. Wing Sum LEE	21 December 1999	10,225,519	11 February 2000 – 10 February 2006	0.2325
	11 February 2000	4,719,470	21 March 2000 – 20 March 2006	0.5422
	10 August 2001	55,060,504	16 September 2001 – 15 September 2007	0.1661
	24 September 2002	640,640	24 September 2002 – 23 September 2008	0.1000
Mr. Richard Man Fai LEE	21 December 1999	10,540,150*	7 February 2000 – 6 February 2006	0.2325
	11 February 2000	5,506,048	18 March 2000 – 17 March 2006	0.5422
	28 May 2001	6,292,629	29 June 2001 – 28 June 2007	0.1661
	10 August 2001	55,060,504	16 September 2001 – 15 September 2007	0.1661
	29 August 2001	786,575*	30 September 2001 – 29 September 2007	0.1661
	24 September 2002	22,159,280	24 September 2002 – 23 September 2008	0.1000
Mr. Jeff Man Bun LEE	4 June 2002	3,146,314	4 June 2002 – 3 June 2008	0.1000
	24 September 2002	1,430,000	24 September 2002 – 23 September 2008	0.1000

* *Share options granted to Mr. Richard Man Fai LEE's spouse are included*

Directors	Date of option granted	No. of Shares attached to the option	Exercisable period	Subscription price per Share *HK$*
Mr. Sammy Chi Chung SUEN	21 December 1999	471,944	6 February 2000 – 5 February 2006	0.2325
	11 February 2000	786,575	22 March 2000 – 21 March 2006	0.5422
	18 January 2001	409,019	6 March 2001 – 5 March 2007	0.1661
	10 August 2001	1,573,156	19 September 2001 – 18 September 2007	0.1661
	4 June 2002	6,292,629	4 June 2002 – 3 June 2008	0.1000
	24 September 2002	2,002,000	24 September 2002 – 23 September 2008	0.1000
Ms. Kam Har YUE	29 August 2001	786,575	30 September 2001 – 29 September 2007	0.1661
Mr. Raymond Cho Min LEE	4 June 2002	2,202,418	4 June 2002 – 3 June 2008	0.1000
	24 September 2002	11,440	24 September 2002 – 23 September 2008	0.1000
Mr. Boon Seng TAN	4 June 2002	2,202,418	4 June 2002 – 3 June 2008	0.1000
	24 September 2002	11,440	24 September 2002 – 23 September 2008	0.1000

(iii) Beneficial interest and short position in shares in associated corporations as at the Latest Practicable Date

Directors	Associated corporation in which shares or equity interest are held or interested	Number of shares or amount of equity interest held or interested	Class and/or description of shares
Mr. Wing Sum LEE	Stoneycroft Estates Limited	15,750,000	Non-voting deferred shares
	Wo Kee Hong Limited	8,500	Non-voting deferred shares
	Wo Kee Services Limited	1	Non-voting deferred share
Ms. Kam Har YUE	Forward International Corporation, Limited	34,335	Non-voting deferred shares
	Shinwa Engineering Company, Limited	3,850,000	Non-voting deferred shares
	Stoneycroft Estates Limited	340,000	Non-voting deferred shares
	Wo Kee Hong Limited	400	Non-voting deferred shares

Save as disclosed above, none of the Directors and chief executive of the Company has any interests and short position in the Shares, underlying shares and debentures of the Company or any associated corporation (within the meaning of Part XV of the SFO) which are required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which he is taken or deemed to have under such provisions of SFO); or are required, pursuant to Section 352 of the SFO, to be entered in the register referred to therein; or are required, pursuant to the Model Code for Securities Transactions by Directors of Listed Companies to be notified to the Company and the Stock Exchange as at the Latest Practicable Date.

(iv) Directors' interest in assets and/or arrangement

As at the Latest Practicable Date, none of the Directors had any direct or indirect interest in any assets which have been since 31 December 2003 (being the date to which the latest published audited consolidated accounts of the Group was made up) acquired or disposed of by or leased to any members of the Group, or were proposed to be acquired or disposed of by or leased to any member of the Group.

As at the Latest Practicable Date, there is no contract or arrangement subsisting in which a Director was materially interested and which was significant in relation to the business of the Group as a whole.

3. SUBSTANTIAL SHAREHOLDERS

As at the Latest Practicable Date, so far as known to the Directors and chief executive of the Company, persons other than the Directors or chief executive of the Company, who has an interest or short position in the Shares and underlying shares of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO, or who is, directly or indirectly, interested in ten per cent. or more the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any member of the Group are as follows:

Company Name	Number of Shares	Approximate % of the total issued Shares as at the Latest Practicable Date
Modern Orbit Limited	1,171,335,706	52.85%

Note: The 1,171,335,706 Shares are held by Modern Orbit Limited, which is wholly owned by Cyber Tower Inc. as trustee of The WS Lee Unit Trust. 99% of the units of The WS Lee Unit Trust are held by a discretionary trust of which Mr. Wing Sum LEE's family members including Ms. Kam Har YUE, Mr. Richard Man Fai LEE and Mr. Jeff Man Bun LEE are the beneficiaries. The remaining 1% of the units of The WS Lee Unit Trust are held by Skylink International Asset Corporation, a company incorporated in the British Virgin Islands and owned by Ms. Kam Har YUE, Mr. Richard Man Fai LEE and Mr. Jeff Man Bun LEE.

Save as disclosed, so far as known to the Directors and chief executive of the Company, there are no other persons other than the Directors or chief executive of the Company, who has an interest or short position in the Shares and underlying shares of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO, or who is, directly or indirectly, interested in ten per cent. or more the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any member of the Group.

4. SERVICE CONTRACT

There is no service contract between the Directors and members of the Group which does not expire or is not determinable by the employer within one year without payment of compensation (other than statutory compensation).

5. COMPETING INTERESTS

None of the Directors and his/her associates is interested directly or indirectly in a business, apart from his/her interest in the Company, which competes or is likely to compete with the business of the Group.

6. MATERIAL CONTRACTS

The following contracts (not being contracts in the ordinary course of business) having been entered into by the Company or any of its subsidiaries within two years immediately preceding the date of this circular and are or may be material:

(a) a land use right transfer agreement dated 17 April 2003 entered into between Dongguan Changxing Refrigeration Equipment Co. Ltd. ("Dongguan Chang Xing") as transferor, Zhongshan City Tongfeng County Real Estate Development as transferee and Mr. Zhu Xin Kwai as guarantor to the transferee in relation to three pieces of land with a total area of 48.33 mu located at Zhongshan City Dong Feng Town, the PRC for a consideration of RMB5,800,452;

(b) a sale and purchase agreement dated 27 June 2003 entered into between Italian Motors (Sales & Services) Limited ("IMSS") as vendor and Auto Italia Limited ("Auto Italia") as purchaser, both which are subsidiaries of the Company relating to the sale of the business of IMSS to Auto Italia as part of a group reorganization exercise;

(c) an underwriting agreement dated 18 July 2003 entered into between the Company and Modern Orbit Limited and Kingsway SW Securities Limited as underwriters in relation to the underwriting and certain other arrangements in respect of a rights issue of not less than 340,946,820 new Shares and a bonus issue of not less than 1,022,840,460 new Shares at a price of HK$0.10 each Share;

(d) a sale and purchase agreement dated 18 July 2003 entered into between Most Advance International Ltd. ("Most Advance"), a wholly-owned subsidiary of the Company as the vendor and Chu Huei Ching as the purchaser in relation to the sale of the entire issued share capital of, and shareholder's loan to San Honest Development Ltd. by Most Advance to Chu Huei Ching for a consideration of US$284,444;

(e) a sale and purchase agreement dated 20 February 2004 entered into between WKHL as the vendor and 上海埃森化工有限公司 as the purchaser in relation to the disposal of Level 13, New Shanghai Convention Plaza, No. 77 Futexiyi Road, Waigaoqiao Free Trade Zone, Pudong New Area, Shanghai, the PRC, for a consideration of RMB3,803,790;

(f) a sale and purchase agreement dated 18 March 2004 entered into between Eight Wonders Company Ltd., a wholly owned subsidiary of the Company as the vendor and 荊慧 as the purchaser in relation to the disposal of Unit No. 23/2404, Golden Bridge Mansions, No. 2077, Yan An Xi Lu, Hong Qiao Qu, Shanghai, the PRC, for a consideration of RMB1,782,757;

(g) a sale and purchase agreement dated 18 March 2004 entered into between Haverest Moon Holdings Ltd., a wholly owned subsidiary of the Company as the vendor and 吳俊 as the purchaser in relation to the disposal of Unit No. 2302, Golden Bridge Mansions, No. 2077, Yan An Xi Lu, Hong Qiao Qu, Shanghai, the PRC, for a consideration of RMB1,157,430;

(h) a sale and purchase agreement dated 18 March 2004 entered into between Jacobean Co. Ltd., a wholly owned subsidiary of the Company as the vendor and 劉志淩 as the purchaser in relation to the disposal of Unit No. 2303, Golden Bridge Mansions, No. 2077, Yan An Xi Lu, Hong Qiao Qu, Shanghai, the PRC, for a consideration of RMB1,150,372;

(i) a sale and purchase agreement dated 18 March 2004 entered into between New Castle Development Ltd., a wholly owned subsidiary of the Company as the vendor and 沈原 as the purchaser in relation to the disposal of Unit No. 27/2803, Golden Bridge Mansions, No. 2077, Yan An Xi Lu, Hong Qiao Qu, Shanghai, the PRC, for a consideration of RMB1,703,960;

(j) a sale and purchase agreement dated 18 March 2004 entered into between Riverlily Enterprises Ltd., a wholly owned subsidiary of the Company as the vendor and 劉志淩 as the purchaser in relation to the disposal of Unit No. 2702, Golden Bridge Mansions, No. 2077, Yan An Xi Lu, Hong Qiao Qu, Shanghai, the PRC, for a consideration of RMB1,065,098;

(k) a sale and purchase agreement dated 18 March 2004 entered into between Sincere Overseas Ltd., a wholly owned subsidiary of the Company as the vendor and 劉志淩 as the purchaser in relation to the disposal of Unit No. 2707, Golden Bridge Mansions, No. 2077, Yan An Xi Lu, Hong Qiao Qu, Shanghai, the PRC, for a consideration of RMB1,065,098;

(l) a sale and purchase agreement dated 18 March 2004 entered into between Skyline Trading Ltd., a wholly owned subsidiary of the Company as the vendor and 荊慧 as the purchaser in relation to the disposal of Unit No. 2802, Golden Bridge Mansions, No. 2077, Yan An Xi Lu, Hong Qiao Qu, Shanghai, the PRC, for a consideration of RMB1,058,603;

(m) a sale and purchase agreement dated 18 March 2004 entered into between Waterfront Company Ltd., a wholly owned subsidiary of the Company as the vendor and 謝漢源 as the purchaser in relation to the disposal of Unit No. 2807, Golden Bridge Mansions, No. 2077, Yan An Xi Lu, Hong Qiao Qu, Shanghai, the PRC, for a consideration of RMB1,020,000;

(n) a sale and purchase agreement dated 25 March 2004 entered into between East Wood Offshore Limited, a wholly owned subsidiary of the Company as the vendor and 田曉紅 as the purchaser in relation to the disposal of Unit No. 23/2401, Golden Bridge Mansions, No. 2077, Yan An Xi Lu, Hong Qiao Qu, Shanghai, the PRC, for a consideration of RMB1,664,622;

(o) a sale and purchase agreement dated 25 March 2004 entered into between Flying Colours Company Ltd., a wholly owned subsidiary of the Company as the vendor and 朱建平 as the purchaser in relation to the disposal of Unit No. 23/2405, Golden Bridge Mansions, No. 2077, Yan An Xi Lu, Hong Qiao Qu, Shanghai, the PRC, for a consideration of RMB1,664,622;

(p) a sale and purchase agreement dated 25 March 2004 entered into between Full Moon Overseas Limited, a wholly owned subsidiary of the Company as the vendor and 朱建平 as the purchaser in relation to the disposal of Unit No. 23/2408, Golden Bridge Mansions, No. 2077, Yan An Xi Lu, Hong Qiao Qu, Shanghai, the PRC, for a consideration of RMB1,664,622;

(q) a sale and purchase agreement dated 25 March 2004 entered into between Midtown Company Ltd., a wholly owned subsidiary of the Company as the vendor and 田曉紅 as the purchaser in relation to the disposal of Unit No. 27/2801, Golden Bridge Mansions, No. 2077, Yan An Xi Lu, Hong Qiao Qu, Shanghai, the PRC, for a consideration of RMB1,645,092;

(r) a sale and purchase agreement dated 25 March 2004 entered into between Number One Enterprises Ltd., a wholly owned subsidiary of the Company as the vendor and 田曉紅 as the purchaser in relation to the disposal of Unit No. 27/2806, Golden Bridge Mansions, No. 2077, Yan An Xi Lu, Hong Qiao Qu, Shanghai, the PRC, for a consideration of RMB1,610,450;

(s) a sale and purchase agreement dated 25 March 2004 entered into between Rising Sun Development Ltd., a wholly owned subsidiary of the Company as the vendor and 田曉紅 as the purchaser in relation to the disposal of Unit No. 27/2808, Golden Bridge Mansions, No. 2077, Yan An Xi Lu, Hong Qiao Qu, Shanghai, the PRC, for a consideration of RMB1,645,092;

(t) a sale and purchase agreement dated 6 September 2004 entered into between Most Advance as the vendor and Gold Action Holdings Limited ("Gold Action") as the purchaser in relation to the sale of the entire issued share capital of, and shareholder's loan to Build Name Development Limited by Most Advance to Gold Action for a consideration of US$297,750;

(u) a sale and purchase agreement dated 6 September 2004 entered into between Most Advance as the vendor and Gold Action as the purchaser in relation to the sale of the entire issued share capital of, and shareholder's loan to Pool Fit Investments Limited by Most Advance to Gold Action for a consideration of US$476,250;

(v) three land use rights transfer agreements all dated 11 October 2004 entered into between Dongguan Chang Xing as the vendor, and Dongguan City Kailey Trading Co., Ltd., Lisong Electronics Co., Ltd. and Fusang Property Management Co., Ltd. as the purchasers, respectively, in relation to the piece of land with an area of 47,046 sq. m. and located at Ji Ling Village, Lin Ping Management Area, Dai Ling Shan, Dongguan, Guangdong Province, the PRC, for a consideration of RMB2,208,046.3, RMB4,827,822.83 and RMB2,698,273, respectively;

(w) a sale and purchase agreement dated 21 October 2004 entered into between Most Advance as the vendor and Chang Liang Hwa as the purchaser in relation to the sale of the entire issued share capital of, and shareholder's loan of Kind Fast Development Ltd. by Most Advance to Chang Liang Hwa for a consideration of US$234,140;

(x) the Deed of Settlement;

(y) the Deed of Amendment A;

(z) the Deed of Amendment B; and

(aa) the Amendment Deed.

7. LITIGATION

(a) 廣州市祥能置業投資有限公司(Guangzhou City Cheungnan Investment Co., Ltd.*) (the "Plaintiff") instigated a proceedings against 東莞長興制冷設備有限公司(Dongguan Changxing Refrigeration Equipment Co. Ltd.*) (the "Defendant"), a 92% owned subsidiary of the Company at the Dongguan City Medium People's Court. The Plaintiff alleged that an amount of approximately HK$29.2 million, being outstanding principal and interest thereon, was owed to it by the Defendant. The Defendant received notification from the Intermediate People's Court of Dongguan about the proceedings on 18 January 2005 and the matter was scheduled for trial on 22 March 2005. The Group was advised by its legal adviser on the laws of the PRC that the issue for the court is whether or not the proceedings was instigated outside the statutory period.

(b) Jasbir Singh, the proprietor of Supreme Electronic Industry commenced legal proceedings against, among others, WKH Communications PVT Ltd. ("WKH Communications") and WKH India PVT Limited ("WKH India") for an amount of approximately HK$1.3 million allegedly owed by WKH Communications. WKH India, a subsidiary of the Company is the guarantor of WKH Communications. The Group has retained a firm of Indian lawyers to advise on the proceedings and will take appropriate actions as advised by its legal advisers.

Save as disclosed herein, no member of the Group is engaged in any litigation or arbitration of material importance and the Directors are not aware of any litigation or claims of material importance pending or threatened against any member of the Group.

8. MISCELLANEOUS

(a) The registered office of the Company is at Canon's Court, 22 Victoria Street, Hamilton HM12, Bermuda and the principal office is at 10th Floor, Block A, Wo Kee Hong Building, 585-609 Castle Peak Road, Kwai Chung, New Territories, Hong Kong.

(b) The secretary of the Company is Ms. Phyllis Ng, who is an associate member of The Institute of Chartered Secretaries and Administrators.

(c) The qualified accountant of the Company appointed pursuant to Rule 3.24 is Tik Tung WONG, CPA, FCCA.

(d) The English text of this circular shall prevail over the Chinese text.

* *For identification purposes only*

9. DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents will be available for inspection at the principal office of the Company in Hong Kong at 10th Floor, Block A, Wo Kee Hong Building, 585–609 Castle Peak Road, Kwai Chung, New Territories, Hong Kong during normal business hours on any weekday, except public holidays, up to and including 1 April 2005:

(a) the memorandum and bye-laws of the Company;

(b) the contract referred to in the paragraph headed "Material contracts" referred to in paragraph 6 of this appendix;

(c) the annual report of the Company for the two financial years ended 31 December 2002 and 31 December 2003, respectively;

(d) the interim report of the Company for the six months ended 30 June 2004;

(e) a circular dated 23 April 2004 issued by the Company;

(f) a circular dated 6 May 2004 issued by the Company;

(g) a circular dated 28 September 2004 issued by the Company;

(h) a circular dated 2 November 2004 issued by the Company; and

(i) the written approval of the Controlling Shareholders as referred to in the paragraph headed "Shareholders' approval" in the letter from the Board in this circular.

9. 備查文件

下列文件可由即日起至二零零五年四月一日(包括該日)止任何週日(公眾假期除外)之一般辦公時間在本公司位於香港新界葵涌青山道585至609號和記行大廈A座10字樓之香港主要辦事處可供查閱:

(a) 本公司之公司組織章程大綱及細則;

(b) 本附錄第6段「重大合約」一段所述之合約;

(c) 本公司截至二零零二年十二月三十一日及二零零三年十二月三十一日止兩個財政年度之年報;

(d) 本公司截至二零零四年六月三十日止六個月之中期報告;

(e) 本公司於二零零四年四月二十三日致股東之通函;

(f) 本公司於二零零四年五月六日致股東之通函;

(g) 本公司於二零零四年九月二十八日致股東之通函;

(h) 本公司於二零零四年十一月二日致股東之通函;及

(i) 本通函董事會函件「股東批准」一段所述控股股東發出之書面批准。

(y) 修訂A契據；

(z) 修訂B契據；及

(aa) 修訂還款契據。

7. 訴訟

(a) 廣州市祥能置業投資有限公司(Guangzhou City Cheungnan Investment Co., Ltd.*)(「原告人」)向東莞市中級人民法院對本公司擁有92%權益之附屬公司東莞長興制冷設備有限公司(Dongguan Changxing Refrigeration Equipment Co. Ltd.*)(「抗辯人」)提出法律程序。原告人指稱抗辯人並無償還達29,200,000港元之本金額及相關利息。抗辯人於二零零五年一月十八日接到東莞市中級人民法院通知有關法律程序，有關事宜排期至二零零五年三月二十二日展開聆訊。本集團獲其中國法律顧問表示，本案之關鍵是法律程序是否於法定期間以外之時間提出。

(b) Supreme Electronic Industry之持有人Jasbir Singh向(其中包括) WKH Communications PVT Ltd. (「WKH Communications」)及WKH India PVT Limited (「WKH India」)提出法律程序，內容有關指稱WKH Communications拖欠為數達1,300,000港元之款項。WKH India(本公司之附屬公司)為WKH Communications之擔保人。本集團已僱用一間印度律師行就法律程序提供意見，並將按照其法律顧問之意見採取適當行動。

除本文所披露者外，本集團任何成員公司概無涉及任何重大訴訟或仲裁，且董事亦不知悉，本集團任何成員公司正涉及任何尚未了結或面臨威脅之重大訴訟或索償要求。

8. 其他事項

(a) 本公司之註冊辦事處為Canon's Court, 22 Victoria Street, Hamilton HM 12, Bermuda。本公司於香港之主要辦事處為香港新界葵涌青山道585至609號和記行大廈A座10樓。

(b) 本公司之公司秘書為吳心瑜女士，彼為英國特許秘書及行政人員公會會員。

(c) 根據規則第3.24條所委任之合資格會計師為汪滌東先生，CPA, FCCA。

(d) 倘本通函之中英文本如有歧異，概以英文為準。

* *僅供識別*

(p) 本公司之全資附屬公司月滿海外有限公司(作為賣方)及朱建平(作為買方)就以代價人民幣1,664,622元出售位於中國上海市虹橋區延安西路2077號上海金橋大廈23/2408號單位，於二零零四年三月二十五日訂立買賣協議；

(q) 本公司之全資附屬公司美城有限公司(作為賣方)及田曉紅(作為買方)就以代價人民幣1,645,092元出售位於中國上海市虹橋區延安西路2077號上海金橋大廈27/2801號單位，於二零零四年三月二十五日訂立買賣協議；

(r) 本公司之全資附屬公司翹楚企業有限公司(作為賣方)及田曉紅(作為買方)就以代價人民幣1,610,450元出售位於中國上海市虹橋區延安西路2077號上海金橋大廈27/2806號單位，於二零零四年三月二十五日訂立買賣協議；

(s) 本公司之全資附屬公司旭日發展有限公司(作為賣方)及田曉紅(作為買方)就以代價人民幣1,645,092元出售位於中國上海市虹橋區延安西路2077號上海金橋大廈27/2808號單位，於二零零四年三月二十五日訂立買賣協議；

(t) Most Advance(作為賣方)及Gold Action Holdings Limited(「Gold Action」)(作為買方)就以代價297,750美元出售Build Name Development Limited之全部已發行股本及股東貸款予Gold Action，於二零零四年九月六日訂立買賣協議；

(u) Most Advance(作為賣方)及Gold Action(作為買方)就以代價476,250美元出售Pool Fit Investments Limited之全部已發行股本及股東貸款予Gold Action，於二零零四年九月六日訂立買賣協議；

(v) 東莞長興(作為賣方)、東莞市凱利貿易有限公司、東莞市力桑電子有限公司及東莞市富生物業管理有限公司(分別作為買方)就分別以代價人民幣2,208,046.3元、人民幣4,827,822.83元及人民幣2,698,273元轉讓位於中國廣東省東莞市大岭山鎮連平管理區計岭村一幅面積為47,046平方米之土地，於二零零四年十月十一日訂立三份土地使用權轉讓協議；

(w) Most Advance(作為賣方)及章亮華(作為買方)就以代價234,140美元出售Kind Fast Development Ltd.之全部已發行股本及股東貸款予章亮華，於二零零四年十月二十一日訂立買賣協議；

(x) 還款契據；

(h) 本公司之全資附屬公司雅高有限公司(作為賣方)及劉志淩(作為買方)就以代價人民幣1,150,372元出售位於中國上海市虹橋區延安西路2077號上海金橋大廈2303號單位，於二零零四年三月十八日訂立買賣協議；

(i) 本公司之全資附屬公司新堡發展有限公司(作為賣方)及沈原(作為買方)就以代價人民幣1,703,960元出售位於中國上海市虹橋區延安西路2077號上海金橋大廈27/2803號單位，於二零零四年三月十八日訂立買賣協議；

(j) 本公司之全資附屬公司百合企業有限公司(作為賣方)及劉志淩(作為買方)就以代價人民幣1,065,098元出售位於中國上海市虹橋區延安西路2077號上海金橋大廈2702號單位，於二零零四年三月十八日訂立買賣協議；

(k) 本公司之全資附屬公司誠信海外有限公司(作為賣方)及劉志淩(作為買方)就以代價人民幣1,065,098元出售位於中國上海市虹橋區延安西路2077號上海金橋大廈2707號單位，於二零零四年三月十八日訂立買賣協議；

(l) 本公司之全資附屬公司航天貿易有限公司(作為賣方)及荊慧(作為買方)就以代價人民幣1,058,603元出售位於中國上海市虹橋區延安西路2077號上海金橋大廈2802號單位，於二零零四年三月十八日訂立買賣協議；

(m) 本公司之全資附屬公司海天有限公司(作為賣方)及謝漢源(作為買方)就以代價人民幣1,020,000元出售位於中國上海市虹橋區延安西路2077號上海金橋大廈2807號單位，於二零零四年三月十八日訂立買賣協議；

(n) 本公司之全資附屬公司東林海外有限公司(作為賣方)及田曉紅(作為買方)就以代價人民幣1,664,622元出售位於中國上海市虹橋區延安西路2077號上海金橋大廈23/2401號單位，於二零零四年三月二十五日訂立買賣協議；

(o) 本公司之全資附屬公司飛虹有限公司(作為賣方)及朱建平(作為買方)就以代價人民幣1,664,622元出售位於中國上海市虹橋區延安西路2077號上海金橋大廈23/2405號單位，於二零零四年三月二十五日訂立買賣協議；

6. 重大合約

緊接本通函刊發日期前兩年內，本公司或其任何附屬公司訂立下列屬於或可能屬於重大之合約(並非為日常業務過程中訂立之合約)如下：

(a) 東莞長興制冷設備有限公司(「東莞長興」)(作為轉讓人)、中山市東鳳鎮房地產開發有限公司(作為承讓人)及朱新桂先生(作為承讓人之擔保人)就以代價人民幣5,800,452元轉讓位於中國中山市東鳳鎮總面積為48.33畝之三塊土地，於二零零三年四月十七日訂立土地使用權轉讓協議；

(b) 本公司兩間附屬公司勵駿汽車有限公司(「勵駿汽車」)(作為賣方)及快意汽車有限公司(「快意汽車」)(作為買方)，就作為集團重組一部份而出售勵駿汽車之業務予快意汽車，於二零零三年六月二十七日訂立買賣協議；

(c) 本公司及Modern Orbit Limited與滙富證券証券有限公司(作為包銷商)就以每股股份0.10港元之價格進行不少於340,946,820股新股份之供股及不少於1,022,840,460股新股份之紅股發行之包銷及若干其他安排，於二零零三年七月十八日訂立包銷協議；

(d) 本公司之全資附屬公司Most Advance International Ltd. (「Most Advance」)(作為賣方)及朱惠靜(作為買方)就Most Advance以代價284,444美元出售San Honest Development Ltd.之全部已發行股本及股東貸款予朱惠靜，於二零零三年七月十八日訂立買賣協議；

(e) 和記電業(作為賣方)及上海埃森化工有限公司(作為買方)就以代價人民幣3,803,790元出售中國上海浦東新區外高僑保稅區富特西一路77號新上海會展廣場13層房屋，於二零零四年二月二十日訂立買賣協議；

(f) 本公司之全資附屬公司八達有限公司(作為賣方)及荊慧(作為買方)就以代價人民幣1,782,757元出售位於中國上海市虹橋區延安西路2077號上海金橋大廈23/2404號單位，於二零零四年三月十八日訂立買賣協議；

(g) 本公司之全資附屬公司月霞集團有限公司(作為賣方)及吳俊(作為買方)就以代價人民幣1,157,430元出售位於中國上海市虹橋區延安西路2077號上海金橋大廈2302號單位，於二零零四年三月十八日訂立買賣協議；

於最後實際可行日期，各董事於目前仍然生效且與本集團整體業務有重大關係之任何合約或安排中概無擁有重大權益。

3. 主要股東

於最後實際可行日期，據本公司董事及主要行政人員所知，除本公司董事及主要行政人員外，於本公司股份及有關股份中，擁有依據證券及期貨條例第XV部第2及3分部之條文須向本公司披露之權益或淡倉，或直接或間接擁有賦有權利，可於任何情況下在本集團任何成員公司股東大會上投票之任何類別股本面值10%或以上之人士如下：

公司名稱	股份數目	截至最後實際可行日期佔已發行股本總數之概約百分比
Modern Orbit Limited	1,171,335,706	52.85%

附註： 該1,171,335,706股股份由Modern Orbit Limited擁有。Modern Orbit Limited由Cyber Tower Inc.全資擁有，作為The WS Lee Unit Trust之信託人。The WS Lee Unit Trust之99%權益由一項全權信託所持有，其中李永森先生之家庭成員，包括余金霞女士、李文輝先生及李文彬先生為該全權信託之受益人。The WS Lee Unit Trust其餘1%權益由Skylink International Asset Corporation持有，該公司於英屬處女群島註冊成立，由余金霞女士、李文輝先生及李文彬先生擁有。

除上文所披露者外，據本公司董事及主要行政人員所知，除本公司董事及主要行政人員外，概無其他人士於本公司股份及有關股份中，擁有依據證券及期貨條例第XV部第2及3分部之條文須向本公司披露之權益或淡倉，或直接或間接擁有賦有權利，可於任何情況下在本集團任何成員公司股東大會上投票之任何類別股本面值10%或以上。

4. 服務合約

董事與本集團成員公司之間概無訂立任何任期超過一年或不可以由僱主於一年內終止而毋須付款補償(法定補償除外)之服務合約。

5. 構成競爭之權益

董事及其聯繫人士概無於任何與本集團業務構成或可能構成競爭之業務中直接或間接擁有權益(於本公司之權益除外)。

(iii) 於最後實際可行日期於相聯法團之股份之實益權益及淡倉：

董事	持有或擁有相聯法團之股份或股本權益	持有或擁有之股份數目或股本權益	股份類別及／或概況
李永森先生	Stoneycroft Estates Limited	15,750,000	無投票權遞延股
	和記電業有限公司	8,500	無投票權遞延股
	和記電器服務有限公司	1	無投票權遞延股
余金霞女士	福和貿易有限公司	34,335	無投票權遞延股
	信和工程有限公司	3,850,000	無投票權遞延股
	Stoneycroft Estates Limited	340,000	無投票權遞延股
	和記電業有限公司	400	無投票權遞延股

除上文所披露者外，於最後實際可行日期，本公司各董事及主要行政人員概無於本公司或任何相聯法團（定義見證券及期貨條例第XV部）任何股份、有關股份或債券中擁有依據證券及期貨條例第XV部第7及8分部須知會本公司及聯交所之權益及淡倉（包括根據證券及期貨條例有關條文被計作或視作彼擁有之權益及淡倉），或依據證券及期貨條例第352節須列入該條例所述登記冊內之權益及淡倉，或依據上市公司董事進行證券交易標準守則須知會本公司及聯交所之權益及淡倉。

(iv) 董事於資產及／或安排之權益

於最後實際可行日期，自二零零三年十二月三十一日（本公司最近期刊發之經審核綜合賬目之結算日）以來，各董事概無與本集團任何成員公司買賣或租賃或建議買賣或租賃任何資產而擁有任何直接或間接權益。

董事	授予認股權日期	認股權可認購之股份數目	行使期限	每股之認購價 港元
孫志冲先生	一九九九年十二月二十一日	471,944	二零零零年二月六日至二零零六年二月五日	0.2325
	二零零零年二月十一日	786,575	二零零零年三月二十二日至二零零六年三月二十一日	0.5422
	二零零一年一月十八日	409,019	二零零一年三月六日至二零零七年三月五日	0.1661
	二零零一年八月十日	1,573,156	二零零一年九月十九日至二零零七年九月十八日	0.1661
	二零零二年六月四日	6,292,629	二零零二年六月四日至二零零八年六月三日	0.100
	二零零二年九月二十四日	2,002,000	二零零二年九月二十四日至二零零八年九月二十三日	0.100
余金霞女士	二零零一年八月二十九日	786,575	二零零一年九月三十日至二零零七年九月二十九日	0.1661
李卓民先生	二零零二年六月四日	2,202,418	二零零二年六月四日至二零零八年六月三日	0.1000
	二零零二年九月二十四日	11,440	二零零二年九月二十四日至二零零八年九月二十三日	0.1000
陳文生先生	二零零二年六月四日	2,202,418	二零零二年六月四日至二零零八年六月三日	0.1000
	二零零二年九月二十四日	11,440	二零零二年九月二十四日至二零零八年九月二十三日	0.1000

3. 該1,185,792,896股股份當中，14,457,190股股份由Fisherman Enterprises Inc.持有，該公司於英屬處女群島註冊成立，由李文彬先生全資擁有。

4. 股份中所有權益均為好倉。各董事概無於股份中持有任何淡倉。

(ii) 於最後實際可行日期於本公司股本衍生工具之有關股份之實益權益及淡倉：

董事	授予認股權日期	認股權可認購之股份數目	行使期限	每股之認購價 港元
李永森先生	一九九九年十二月二十一日	10,225,519	二零零零年二月十一日至二零零六年二月十日	0.2325
	二零零零年二月十一日	4,719,470	二零零零年三月二十一日至二零零六年三月二十日	0.5422
	二零零一年八月十日	55,060,504	二零零一年九月十六日至二零零七年九月十五日	0.1661
	二零零二年九月二十四日	640,640	二零零二年九月二十四日至二零零八年九月二十三日	0.1000
李文輝先生	一九九九年十二月二十一日	10,540,150*	二零零零年二月七日至二零零六年二月六日	0.2325
	二零零零年二月十一日	5,506,048	二零零零年三月十八日至二零零六年三月十七日	0.5422
	二零零一年五月二十八日	6,292,629	二零零一年六月二十九日至二零零七年六月二十八日	0.1661
	二零零一年八月十日	55,060,504	二零零一年九月十六日至二零零七年九月十五日	0.1661
	二零零一年八月二十九日	786,575*	二零零一年九月三十日至二零零七年九月二十九日	0.1661
	二零零二年九月二十四日	22,159,280	二零零二年九月二十四日至二零零八年九月二十三日	0.1000
李文彬先生	二零零二年六月四日	3,146,314	二零零二年六月四日至二零零八年六月三日	0.1000
	二零零二年九月二十四日	1,430,000	二零零二年九月二十四日至二零零八年九月二十三日	0.1000

* *包括授予李文輝先生之配偶之認股權。*

1. 責任聲明

本通函乃遵照上市規則之規定提供有關本公司之資料。董事共同及個別對本通函所載資料之準確性承擔全部責任，並在作出一切合理查詢後，就彼等所知及所信，確認並無遺漏其他事實，致使本通函當中所載任何內容帶有誤導成份。

2. 董事權益

於最後實際可行日期，本公司各董事及主要行政人員於本公司或其相聯法團(定義見證券及期貨條例第XV部份)之股份、有關股份及債券中擁有依據證券及期貨條例第XV部第7及8分部須知會本公司及聯交所之權益及淡倉(包括根據證券及期貨條例有關條文被計作或視作彼擁有之權益及淡倉)，或依據證券及期貨條例第352節須列入該條例所述登記冊內之權益及淡倉，或依據上市公司董事進行證券交易標準守則須知會本公司及聯交所之權益及淡倉如下：

(i) 於最後實際可行日期於股份之實益權益及淡倉：

	股份數目			
董事	個人權益	家族權益	公司權益	總計
李文輝先生	33,564,388	6,738,732 *(附註1)*	1,171,335,706 *(附註2)*	1,211,638,826
李文彬先生	4,719,000	–	1,185,792,896 *(附註2及3)*	1,190,511,896
余金霞女士	52,097,162	–	1,171,335,706 *(附註2)*	1,223,432,868
孫志冲先生	471,900	–	–	471,900

附註：

1. 該6,738,732股股份由李文輝先生之配偶何秀月女士擁有。

2. 該1,171,335,706股股份由Modern Orbit Limited擁有。Modern Orbit Limited由Cyber Tower Inc.全資擁有，作為The WS Lee Unit Trust之信託人。The WS Lee Unit Trust之99%權益由一項全權信託所持有，其中李永森先生之家庭成員，包括余金霞女士、李文輝先生及李文彬先生為該全權信託之受益人。The WS Lee Unit Trust其餘1%權益由Skylink International Asset Corporation持有，該公司於英屬處女群島註冊成立，由余金霞女士、李文輝先生及李文彬先生擁有。

3. 重大不利變動

於最後實際可行日期，董事並不知悉自二零零三年十二月三十一日(即本集團最近期經審核財務報表之結算日)以來本集團之財政或經營狀況有任何重大不利變動。

4. 本集團之經營及財政展望

截至二零零三年十二月三十一日止年度，鑑於經濟持續下滑及通縮嚴重影響零售市場及投資意欲、加上於二零零三年三月五日的預算案中增加首次登記稅及二零零三年上半年爆發嚴重急性呼吸系統綜合症，本集團所錄得之營業額較上一年度下跌3.3%。由於市道欠佳，本集團於截至二零零三年十二月三十一日止年度錄得經營虧損49,400,000港元，而股東應佔虧損則為84,800,000港元(截至二零零二年十二月三十一日止年度則為盈利6,500,000港元)。

隨著二零零四年經濟逐漸復蘇，截至二零零四年六月三十日止六個月本集團錄得未經審核營業總額278,600,000港元，較二零零三年同期增加11,200,000港元。此外，本集團於截至二零零四年首六個月錄得經營盈利500,000港元，而二零零三年同期則錄得經營虧損9,400,000港元。截至二零零四年六月三十日止六個月之股東應佔虧損為2,300,000港元；而二零零三年同期虧損則為14,800,000港元。董事相信，股東應佔虧損收窄，標誌著本集團致力強化管理從而走向轉虧為盈。

香港經濟穩步復蘇可見於失業率下跌及消費意欲有所改善，預期本集團之業務將受惠於消費開支上升及旅遊業增長。優質電器產品及跑車之銷售數字於上年度內已錄得增幅，董事預期，由於高檔及創新的電子及電器產品亦日益受到本地顧客及遊客歡迎，故有關勢頭於未來將會持續。本集團於中國專營汽車入口及分銷之合營公司－法拉利瑪莎拉蒂汽車國際貿易(上海)有限公司於二零零四年最後一季開業，預計可令本集團錄得更佳之經營業績。本集團於江門之聯營公司於截至二零零四年六月三十日止六個月持續錄得虧損。為應付塑膠物料及薄鋼板之成本增加對聯營公司構成財政表現之影響，管理層已物色新產品及釐定新分銷策略以改善此合資公司之狀況，務求達致新階段增長。自二零零四年初起，本集團已落實減低員工成本之措施，包括提升員工效率及精簡業務。誠如本公司截至二零零四年六月三十日止六個月中期報告所述，當節省措施全面執行後，預期本集團可節省百分比雙位數字之開支。董事相信，經營業績改善及不斷控制開支將提高股東的投資回報。本集團之財政展望於完成還款後將會改善，令本集團之整體資本負債比率下降及減低本集團之長期負債。

1. 債項聲明

於二零零四年十二月三十一日(即就本債項聲明而言，於本通函付印前之最後實際可行日期)營業時間結束時，本集團之借款及或然負債分別約為174,800,000港元及約為36,200,000港元，詳情如下：

借款

於二零零四年十二月三十一日(即就本債項聲明而言，於本通函付印前之最後實際可行日期)營業時間結束時，本集團之銀行及其他借款約為174,800,000港元，包括銀行借款約34,100,000港元及其他借款約140,700,000港元(包括應付關連公司之款項約9,700,000港元)。其中為數25,300,000港元之銀行借款乃以本集團若干物業之固定抵押、一間附屬公司銀行戶口作抵押、一間附屬公司所有資產之固定及浮動抵押。所有銀行借款均由本公司擔保。為數130,300,000港元之其他借款(即貸款協議所結欠之款項)則由本公司之抵押契據及公司擔保作抵押。

或然負債

於二零零四年十二月三十一日，本集團之或然負債包括因一宗涉及本公司在中國一間附屬公司之法院案件所涉之約29,200,000港元、有關涉及本公司在印度一間附屬公司之法律程序所涉之約1,300,000港元，以及有關向本公司一間附屬公司之供應商提供擔保所涉之約5,700,000港元。

免責聲明

除上文所披露者及集團之公司間負債外，於二零零四年十二月三十一日營業時間結束時，本集團並無任何未償還之已發行或同意發行之貸款資本、銀行透支及承兑負債或其他類似債項、債券、按揭、抵押或貸款或承兑信貸或租購承擔、資本承擔、擔保或其他重大或然負債。

無重大不利變動

除上文所披露者外，董事確認自二零零四年十二月三十一日以來本集團之債項或或然負債概無任何重大變動。

2. 營運資金

於最後實際可行日期，於計及可用信貸額與本集團之內部資源後，董事認為本集團具備充裕資金敷其目前所需。

股東批准

還款根據上市規則構成本公司一項主要交易並須取得股東之批准。概無股東就還款之決議案須放棄投票。控股股東(於最後實際可行日期於本公司已發行股本合共持有約57.89%權益)已於二零零五年二月十八日發出書面批准，批准還款契據、還款及本公司據此須履行之責任。根據上市規則第14.44條，由於控股股東之書面批准已獲接納以取代舉行股東大會，故將不會就批准還款契據及還款召開股東大會。

控股股東包括Modern Orbit Limited、李文輝先生、何秀月女士、李文彬先生、Fisherman Enterprises Inc.及佘金霞女士，彼等分別擁有1,171,335,706股、33,564,388股、6,738,732股、4,719,000股、14,457,190股及52,097,162股股份之權益，分別佔本公司已發行股本約52.85%、1.51%、0.30%、0.21%、0.65%及2.35%。佘金霞女士乃李文輝先生及李文彬先生之母親。何秀月女士乃李文輝先生之配偶。李文輝先生及李文彬先生為兄弟。李文輝先生及李文彬先生為執行董事；佘金霞女士為非執行董事。Modern Orbit Limited由The WS Lee Unit Trust之信託人Cyber Tower Inc.全資擁有。The WS Lee Unit Trust之99%基金單位由李永森先生之家族成員(包括佘金霞女士、李文輝先生及李文彬先生(全部均為受益人))全權信託持有。The WS Lee Unit Trust餘下之1%由Skylink International Asset Corporation持有，該公司於英屬處女群島註冊成立，由佘金霞女士、李文輝先生及李文彬先生擁有。Fisherman Enterprises Inc.乃一間於英屬處女群島註冊成立之公司，由李文彬先生全資擁有。

進一步資料

敬請　閣下垂注附錄中所載之額外資料。

此　致

列位股東　台照

承董事會命
和記行(集團)有限公司
執行主席兼行政總裁
李文輝
謹啟

二零零五年三月十八日

本集團於二零零二年及二零零三年十二月三十一日之經審核綜合資產淨值，以及本集團截至二零零三年十二月三十一日止兩個年度之除稅前後經審核綜合溢利／(虧損)如下：

	於二零零二年十二月三十一日／截至二零零二年十二月三十一日止年度 (港元)	於二零零三年十二月三十一日／截至二零零三年十二月三十一日止年度 (港元)
本集團之經審核綜合資產淨值	313,819,000	261,916,000
本集團除稅前之經審核綜合溢利／(虧損)	7,519,000	(82,632,000)
本集團除稅後之經審核綜合溢利／(虧損)	6,448,000	(85,331,000)

根據還款契約，該債項(截至二零零四年十二月三十一日止為17,476,755.39美元(相等於約136,300,000港元))將以還款額6,000,000美元(相等於約46,800,000港元)悉數清還，本集團因而獲得收益11,476,755.39美元(相等於約89,500,000港元)，此項收益將歸入本集團截至二零零五年六月三十日止六個月之中期業績內。除上述者外，還款將不會對本集團之盈利整體上構成任何影響。

按本集團截至二零零四年六月三十日止之未經審核中期財務報表為基準，於還款完成後，本集團之長期借款將由141,037,000港元減至27,868,000港元(已計及其中減少約130,600,000港元債項本金，及新借入17,500,000港元長期債務以支付還款下之還款額)。本集團之整體負債比率亦因還款而將由69%降低32%至37%(已計及為根據支付還款額而作出之銀行借款)。就此方面，董事相信，完成還款契據項下擬進行之還款後，本集團之長期負債將大為減輕，而本集團之債項總額及流動資金狀況整體上將有所改善。本集團預期還款不會對本集團之資產狀況整體上構成任何負面影響。

考慮到本集團的內部資源及可用銀行信貸，董事認為本集團將有足夠現金在還款日期清還還款下之還款額，及在清還借款額後有足夠營運資金。

經計及本集團之財政狀況及本集團因還款而預期應計之財務利益，董事認為，就股東而言，還款契據及還款之條款屬公平合理，且符合本集團及股東整體之最佳利益。

完成

於各還款日期悉數支付還款額及履行先決條件後，三菱重工須解除本公司及和記電業各自根據貸款協議項下之責任。

倘(i)本公司及／或和記電業未能於任何還款日期支付還款額；或(ii)任何先決條件於上文「還款 – 先決條件」一段所載之日期未能獲履行；或(iii)因本公司及／或和記電業之作為或遺漏或因法律及規例之實施而令支付還款額作廢或免除，則本公司及和記電業根據貸款協議之負債繼續有效，猶如訂約方從未訂立還款契據。

修訂契據

於二零零五年二月二十四日，

(a) 三菱重工、Stoneycroft、和記電業及本公司就物業A之抵押A契據訂立修訂A契據；及

(b) 三菱重工、Ever Rising、和記電業及本公司就物業B之抵押B契據訂立修訂B契據。

訂立修訂契據之目的是修訂抵押契據，以就履行還款契據而延長抵押契據對該等物業所設之抵押，延長期間乃本公司及和記電業根據還款契據支付還款額及達成先決條件，以及本公司與和記電業遵守還款契據所載保證及承諾後至少六個月。有關期間乃由本公司與三菱重工於磋商後協定。根據董事之經驗，董事認為於悉數償還結欠後一段時間內，貸款人持有抵押品以確保還款並非鮮見之事。因此，董事認為修訂契據規定之期間可予接受。

於本公司及和記電業全面履行還款契據時，三菱重工須應Stoneycroft及Ever Rising之要求解除根據抵押契據之條款就該等物業所設立之抵押。

還款之影響

本集團之主要業務為進口、推廣及分銷空調及冷凍產品、視聽器材、汽車音響及電子產品、汽車及汽車配件，以及其他電子及電器產品。

先決條件

清償債項及解除該等物業之押記之先決條件為：

(a) 於二零零五年二月二十五日或之前向三菱重工、其僱員、代理及顧問交付本集團若干財務資料；

(b) 向三菱重工交付和記電業、本公司、Stoneycroft、Ever Rising就批准及授權簽立及履行還款契據各自之董事會決議案經核證副本；

(c) 向三菱重工交付控股股東批准履行還款契據之書面批准；

(d) 向三菱重工交付本公司於二零零五年二月二十四日刊發之公佈及本公司就還款契據及還款而刊發之任何其他公佈副本；

(e) 向三菱重工交付依據百慕達及香港之法律並按三菱重工所信納之形式之法律意見，表明本公司、和記電業、Stoneycroft及Ever Rising各自有能力訂立還款契據， 而還款契據乃由本公司及和記電業按照彼等各自之組織章程文件及註冊成立之司法權區法律正式簽立；

(f) 向三菱重工交付由Stoneycroft、Ever Rising、和記電業及本公司於二零零五年二月二十四日(還款契據日期)正式簽立之修訂契據； 及

(g) 本公司、和記電業、Stoneycroft、Ever Rising各自向三菱重工交付董事之證明文件，確認本公司及和記電業作為彼等一般事項於二零零五年三月十一日及於各還款日期作出之陳述及保證仍屬真實及準確。

上文(a)所載之先決條件須於二零零五年二月二十五日前獲履行而上文(f)所載之先決條件須於二零零五年二月二十四日(還款契據日期)獲履行。上文(b)至(e)及(g)所載之其他先決條件須於二零零五年三月十一日前獲履行。三菱重工可全權酌情豁免上文(a)至(g)所載之先決條件。

(a)項先決條件所述之資料已於二零零五年二月二十五日交付予三菱重工之顧問。Stoneycroft、Ever Rising、和記電業及本公司已於二零零五年二月二十四日簽立修訂契據及交付予三菱重工。(b)、(c)、(d)及(e)項先決條件所述之文件已於二零零五年三月十一日交付予三菱重工。(g)項先決條件所述之董事證明文件已先後於二零零五年三月十一日及十五日交付予三菱重工。截至最後實際可行日期，除(g)項先決條件所要求須於第二個還款日交付之董事證明文件將於二零零五年三月十八日交付予三菱重工外，全部先決條件已獲履行。

公司及和記電業將共同及個別就還款契據之還款額負責。還款額乃由三菱重工與本公司經公平磋商後達致。於協定還款額時，本公司已計及支付還款額對其營運資金之影響，以及償還債款所導致之負債比率改善。

還款額之資金將由本集團之內部資源及銀行借款38,400,000港元提供。銀行借款包括短期信貸15,000,000港元及長期銀行信貸23,400,000港元。短期銀行信貸之年息為6.25%至7%。長期銀行信貸之年息為6.25%，須於提取日期起計48個月償還。本集團已提取獲授之銀行信貸（包括短期信貸及長期銀行信貸）。長期銀行信貸合共23,400,000港元已於二零零五年三月十四日動用作支付還款額，而短期信貸合共15,000,000港元將用於二零零五年三月十八日支付部份還款額。還款額餘額將於二零零五年三月十八日由本集團內部資源撥付。

修訂還款契據

於二零零五年三月八日，本公司、和記電業、Stoneycroft、Ever Rising及三菱重工訂立修訂還款契據，以修改還款契據。根據修訂還款契據，訂約各方同意更改於有關還款日期償還還款額之指定賬戶。除上述者外，還款契據之一切條款及條件維持不變及具有十足效力和影響力。

債項

於二零零四年十二月三十一日，和記電業根據貸款協議欠負三菱重工合共17,476,755,39美元（相等於約136,300,000港元），即本金總額16,748,117.12美元（相等於約130,600,000港元），連同據此之應計利息728,638.27美元（相等於約5,700,000港元）。利息728,638.27美元（相等於約5,700,000港元）包括就債項本金於二零零三年及二零零四年應付之利息，以及根據貸款協議條款就所拖欠利息按年息5%計算之利息。

按該等公佈及本公司於二零零二年七月十八日刊發之通函所述，其中包括，於二零零二年六月二十八日，三菱重工(作為貸款人)、和記電業(作為借款人)及本公司(作為擔保人)訂立貸款協議，內容關於一項為數17,039,689.38美元(相等於約133,000,000港元)之貸款，貸款為期15年。利息按本金額以年息2.5%計算，須於每年十二月三十一日付款，二零零二年十二月三十一日為首次利息付款日。本金則分十期每半年還款一次，由二零一二年六月三十日開始還款。貸款由該等物業之抵押契據作抵押。貸款協議下之貸款乃作償還結欠餘額用途，和記電業就三菱重工向其提供貨物及服務而結欠三菱重工之餘額26,247,346.27美元(相等於約204,800,000港元)(包括截至及包括二零零二年六月三十日之應計利息)(部份欠款乃透過轉讓MHI-Jinling Air Conditioners Company Limited之24.5%股本權益償還，詳情載於本公司於二零零二年七月二日發表之公佈及本公司於二零零二年七月十八日刊發之通函)。

本通函旨在向股東提供還款詳情。還款之條款(包括還款契據、修訂還款契據及修訂契據)載於下文「還款」一段，有關條款乃本公司及三菱重工於公平磋商後達致。

還款

還款契據

日期	:	二零零五年二月二十四日
訂約方	:	(1) 三菱重工，一間在日本註冊成立之公司，主要從事造船、電力系統、航空及工商機器業務。在董事作出所有合理查詢後，就彼等所知、所獲資料及相信，三菱重工及其最終實益擁有人為獨立第三方； (2) 和記電業，本公司之全資附屬公司; (3) Stoneycroft，本公司之全資附屬公司； (4) Ever Rising，本公司之全資附屬公司；及 (5) 本公司
還款條款	:	和記電業根據貸款協議欠負三菱重工之債項將以支付6,000,000美元(相等於約46,800,000港元)之方式清償，該筆款項分別須於二零零五年三月十五日及十八日或之前分兩期支付各3,000,000美元(相等於約23,400,000港元)，而按照還款契據之條款已於二零零五年三月十四日向三菱重工支付3,000,000美元(約23,400,000港元)之金額。本



WO KEE HONG (HOLDINGS) LIMITED
和記行(集團)有限公司 *

(於百慕達註冊成立之有限公司)

執行董事：
李永森先生*(榮譽主席)*
李文輝先生*(執行主席兼行政總裁)*
孫志冲先生
李文彬先生
汪滌東先生

非執行董事：
余金霞女士

獨立非執行董事：
陳文生先生
李卓民先生
陳德興先生

註冊辦事處：
Canon's Court
22 Victoria Street
Hamilton HM12
Bermuda

香港主要辦事處：
香港
新界葵涌
青山道585-609號
和記行大廈
A座10樓

敬啟者：

主要交易
建議清償根據二零零二年六月二十八日
之貸款協議所欠之款項

緒言

於二零零五年二月二十四日，本公司宣佈三菱重工、和記電業、Stoneycroft、Ever Rising及本公司就和記電業清償根據貸款協議結欠三菱重工之債項訂立還款契據。於同日，三菱重工、Stoneycroft、Ever Rising、和記電業及本公司就該等物業之抵押契據訂立修訂契據。還款契據之目的為按當中條款清償貸款協議下所欠之債項。於二零零五年三月八日，訂約各方訂立修訂還款契據以修改還款契據。

謹提述本公司分別於二零零一年十一月三十日、二零零二年三月二十七日、二零零二年五月三十一日及二零零二年七月二日刊發之公佈以及本公司於二零零二年七月十八日刊發之通函。

* *僅供識別*

「物業A」	指	座落於香港新界葵涌青山道585-609號之和記行大廈之泊車位及A座二樓；
「物業B」	指	座落於香港新界葵涌青山道585-609號之和記行大廈B座二樓；
「該等物業」	指	物業A及物業B；
「證券及期貨條例」	指	證券及期貨條例（香港法例第571章）
「還款」	指	按照還款契據（經修訂還款契據所修改）之條款償還債項；
「還款額」	指	6,000,000美元（相等於約46,800,000港元）之金額；
「還款日期」	指	二零零五年三月十五及十八日，或本公司預先一個營業日向三菱重工發出通知書之該個較早日期（視乎情況而定），「還款日期」按之詮譯；
「股份」	指	本公司股本中每股面值0.10港元之普通股；
「股東」	指	股份之持有人；
「聯交所」	指	香港聯合交易所有限公司；
「Stoneycroft」	指	Stoneycroft Estates Limited，於香港註冊成立之有限公司，本公司之全資附屬公司；
「和記電業」	指	和記電業有限公司，於香港註冊成立之有限公司，為本公司之全資附屬公司；
「港元」	指	港元，香港之法定貨幣；
「人民幣」	指	人民幣，中國之法定貨幣；及
「美元」	指	美元，美國之法定貨幣。

於本通函中，1.00美元被視作相當於7.80港元。此換算率僅為闡釋用途，換算不被解釋為有關數額已經、曾可或可以按上述或任何其他匯率換算之一項聲明。

「抵押A契據」	指	Stoneycroft(作為押記人)、三菱重工(作為承押人)及本公司於二零零二年六月二十八日就物業A所簽訂之抵押契據；
「抵押B契據」	指	Ever Rising(作為押記人)、三菱重工(作為承押人)及本公司於二零零二年六月二十八日就物業B所簽訂之抵押契據；
「還款契據」	指	三菱重工、Stoneycroft、Ever Rising、和記電業及本公司於二零零五年二月二十四日就償還債項所簽訂之還款契據；
「董事」	指	本公司董事(包括獨立非執行董事)；
「Ever Rising」	指	Ever Rising Investments Limited，於香港註冊成立之有限公司，本公司之全資附屬公司；
「本集團」	指	本公司及其附屬公司；
「香港」	指	中國香港特別行政區；
「獨立第三方」	指	獨立於本公司之第三方，並非本公司及其附屬公司或彼等各自之聯繫人士之董事、主要行政人員及主要股東；
「最後實際可行日期」	指	二零零五年三月十六日，即本通函於付印前就確定其所載若干資料之最後實際可行日期；
「上市規則」	指	聯交所證券上市規則；
「貸款」	指	三菱重工根據貸款協議借予和記電業本金額為17,039,689.38美元(相等於約133,000,000港元)之貸款；
「貸款協議」	指	三菱重工(作為貸款人)、和記電業(作為借款人)及本公司(作為擔保人)於二零零二年六月二十八日就貸款所簽訂之協議；
「三菱重工」	指	三菱重工業株式會社，於日本註冊成立之公司；
「中國」	指	中華人民共和國(僅就本通函而言不包括香港、澳門特別行政區及台灣)；

於本通函內，除文義另有所指外，下列詞彙具有以下涵義：

「修訂還款契據」	指	三菱重工、本公司、和記電業、Stoneycroft及Ever Rising於二零零五年三月八日就修改還款契據所簽訂之修訂契據；
「該等公佈」	指	本公司分別於二零零一年十一月三十日、二零零二年三月二十七日、二零零二年五月三十一日及二零零二年七月二日就(其中包括)貸款協議所作出之公佈；
「聯繫人士」	指	具上市規則所賦予之涵義；
「先決條件」	指	載於董事會函件標題為「還款－先決條件」一段之先決條件，「先決條件」亦須按之詮釋；
「本公司」	指	和記行(集團)有限公司，於百慕達註冊成立之有限公司，其股份於聯交所主板上市；
「控股股東」	指	Modern Orbit Limited、李文輝先生、何秀月女士、李文彬先生、Fisherman Enterprises Inc.及余金霞女士，彼等合共擁有1,282,912,178股股份之權益，佔本公司於最後實際可行日期之已發行股本約57.89%；
「債項」	指	貸款連同截至二零零四年十二月三十一日貸款協議項下貸款之應計利息728,638.27美元(相等於約5,700,000港元)；
「修訂契據」	指	修訂A契據及修訂B契據；
「修訂A契據」	指	三菱重工(作為承押人)、Stoneycroft(作為押記人)、和記電業及本公司於二零零五年二月二十四日就抵押A契據所簽訂之修訂契據；
「修訂B契據」	指	三菱重工(作為承押人)、Ever Rising(作為押記人)、和記電業及本公司於二零零五年二月二十四日就抵押B契據所簽訂之修訂契據；
「抵押契據」	指	抵押A契據及抵押B契據；

目錄

頁次

釋義 1

董事會函件

緒言 4

還款 5

還款契據 5

修訂還款契據 6

債項 6

先決條件 7

完成 8

修訂契據 8

還款之影響 8

股東批准 10

進一步資料 10

附錄一 — 本集團之財務資料

債項聲明 11

營運資金 11

重大不利變動 12

本集團之經營及財政展望 12

附錄二 — 一般資料

責任聲明 13

董事權益 13

主要股東 17

服務合約 17

構成競爭之權益 17

重大合約 18

訴訟 21

其他事項 21

備查文件 22

此乃要件　請即處理

閣下對本通函任何方面如有任何疑問，應諮詢　閣下之持牌證券交易商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已將名下和記行(集團)有限公司股份全部**售出或轉讓**，應立即將本通函交予買主或承讓人，或經手買賣或轉讓之持牌證券交易商、銀行或其他代理商，以便轉交買主或承讓人。

香港聯合交易所有限公司對本通函之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本通函全部或任何部份內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。



WO KEE HONG (HOLDINGS) LIMITED

和記行(集團)有限公司*

(於百慕達註冊成立之有限公司)

(股份代號：720)

主要交易

建議清償根據二零零二年六月二十八日之貸款協議所欠之款項

二零零五年三月十八日

* *僅供識別*

#82-3990

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTEN

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult your licensed securities dealer, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in WO KEE HONG (HOLDINGS) LIMITED, you should at once hand this circular with the accompanying form of proxy to the purchaser(s) or transferee(s) or to the licensed securities dealer, bank or other agent through whom the sale was effected for transmission to the purchaser(s) or transferee(s).

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.



WO KEE HONG (HOLDINGS) LIMITED
和記行(集團)有限公司 *

(Incorporated in Bermuda with limited liability)

(Stock Code: 720)

PROPOSED DIRECTORS FOR RE-ELECTION
GENERAL MANDATE TO REPURCHASE SECURITIES
AND GENERAL MANDATE TO ISSUE NEW SHARES
AND
PROPOSED AMENDMENTS TO THE BYE-LAWS

A notice convening an annual general meeting of WO KEE HONG (HOLDINGS) LIMITED to be held at Function Room, 30th Floor, Panda Hotel, 3 Tsuen Wah Street, Tsuen Wan, New Territories, Hong Kong, on Wednesday, June 15, 2005 at 12:00 noon or any adjournment thereof, is set out on pages 14 to 18 of this circular.

Whether or not you are able to attend the meeting, you are requested to complete the form of proxy in accordance with the instructions printed thereon and return it to the principal office of the Company in Hong Kong at 10th Floor, Block A, Wo Kee Hong Building, 585-609 Castle Peak Road, Kwai Chung, New Territories, Hong Kong as soon as possible but in any event not less than 48 hours before the time appointed for the holding the meeting or any adjournment thereof. Completion and return of the form of proxy will not preclude Shareholders from attending and voting in person at the meeting or any adjourned meeting or upon the poll concerned, if they so wish. In such event, the instrument appointing a proxy shall be deemed to be revoked.

April 29, 2005

* *For identification purposes only*

CONTENTS

Page

Responsibility statement ii

Definitions 1

Letter from the Board

Introduction 3
Proposed Directors for re-election 3
Proposed grant of general mandates 4
Amendments to the Bye-Laws of the Company 5
Annual General Meeting 6
Recommendations 7
Document available for inspection 7

Appendix I – Biography of Directors 8

Appendix II – Explanatory statement 11

Notice of Annual General Meeting 14

RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this document and confirm, having made all reasonable enquiries that to the best of their knowledge and belief there are no other facts the omission of which would make any statement herein misleading.

In this circular, unless the context otherwise requires, the following expressions shall have the following meanings:

"Annual General Meeting"	the annual general meeting of the Company to be held at Function Room, 30th Floor, Panda Hotel, 3 Tsuen Wah Street, Tsuen Wan, New Territories Hong Kong on Wednesday, June 15, 2005;
"associates"	has the same meaning ascribed thereto in the Listing Rules;
"Board"	the board of Directors;
"Bye-Laws"	the bye-laws of the Company;
"Company"	WO KEE HONG (HOLDINGS) LIMITED , an exempted company incorporated in Bermuda with limited liability, whose Shares are listed on the Stock Exchange;
"Companies Act"	the Companies Act 1981 of Bermuda (as amended from time to time);
"Directors"	the directors of the Company;
"Issue Mandate"	the general and unconditional mandate to be granted to the Directors at the Annual General Meeting to exercise all the power to allot, issue and otherwise dealt with new shares in the Company not exceeding 20% of the aggregate nominal amount of the share capital of the Company in issue as at the date of the passing of the resolution approving such mandate;
"Latest Practicable Date"	April 25, 2005, being the latest practicable date prior to the printing of this circular for ascertaining certain information contained herein;
"Listing Rules"	The Rules Governing the Listing of Securities on the Stock Exchange;
"Repurchase Mandate"	the general and unconditional mandate to be granted to the Directors at the Annual General Meeting to repurchase securities of the Company on the Stock Exchange of up to 10% of the aggregate nominal amount of the share capital of the Company in issue as at the date of the passing of the resolution approving such mandate;
"SFO"	Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong);

"Share(s)"	share(s) of HK$0.10 each in the capital of the Company;
"Shareholder(s)"	holder(s) of Share(s);
"Special Resolution"	the special resolution to be proposed at the Annual General Meeting in order to consider the proposed amendments to be made to the Bye-Laws as set out in the notice for the Annual General Meeting on pages 14 to 18 of this circular;
"Stock Exchange"	The Stock Exchange of Hong Kong Limited;
"Takeovers Code"	Hong Kong Code on Takeovers and Mergers; and
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong.



WO KEE HONG (HOLDINGS) LIMITED
和記行（集團）有限公司 *

(Incorporated in Bermuda with limited liability)

Executive Directors:
Mr. Wing Sum LEE *(Honorary Chairman)*
Mr. Richard Man Fai LEE
(Executive Chairman & Chief Executive Officer)
Mr. Sammy Chi Chung SUEN
Mr. Jeff Man Bun LEE
Mr. Tik Tung WONG

Non-executive Director:
Ms. Kam Har YUE

Independent Non-executive Directors:
Mr. Boon Seng TAN
Mr. Raymond Cho Min LEE
Mr. Kenji Tak Hing CHAN

Registered office:
Canon's Court
22 Victoria Street
Hamilton HM12
Bermuda

Principal office in Hong Kong:
10th Floor, Block A
Wo Kee Hong Building
585-609 Castle Peak Road
Kwai Chung, New Territories
Hong Kong

April 29, 2005

To all Shareholders

Dear Sir/Madam,

**PROPOSED DIRECTORS FOR RE-ELECTION
GENERAL MANDATE TO REPURCHASE SECURITIES
AND GENERAL MANDATE TO ISSUE NEW SHARES
AND
PROPOSED AMENDMENTS TO THE BYE-LAWS**

INTRODUCTION

The purpose of this circular is to provide you with information on matters to be dealt with at the Annual General Meeting. They are: (i) re-election of Ms. Kam Har YUE, Mr. Jeff Man Bun LEE, Mr. Tik Tung WONG and Mr. Kenji Tak Hing CHAN as Directors; (ii) grant of the Issue Mandate and the Repurchase Mandate; and (iii) proposed amendments to the Bye-Laws.

PROPOSED DIRECTORS FOR RE-ELECTION

According to bye-law 99(A) of the Bye-Laws, at each annual general meeting, one-third of the Directors for the time being, or if their number is not three or a multiple of three, then the number nearest one-third of the Directors, shall retire from office. No Director holding the

* *for identification purposes only*

office as Chairman or Managing Director shall be subject to retirement by rotation or be taken into account in determining the number of Directors to retire. It is further provided in bye-law 102(B) that the Board may from time to time appoint any person as a Director as an addition to the Board and any such Director so appointed shall hold office only until the next annual general meeting of the Company and shall then be eligible for re-election. The Directors to retire at every annual general meeting shall be those who have been longest in office since their last election but as between persons who became Directors on the same day those to retire, unless they otherwise agree between themselves, shall be determined by lot. Such retiring Directors shall be eligible for re-election.

Mr. Richard Man Fài LEE, being the Chairman is not subject to the retirement by rotation requirement. Mr. Tik Tung WONG who was appointed as Executive Director effective from June 28, 2004 and Mr. Kenji Tak Hing CHAN who was appointed as Independent Non-executive Director effective from September 1, 2004 shall retire at the Annual General Meeting and shall be eligible for re-election. Of the remaining six Directors, Ms. Kam Har YUE and Mr. Jeff Man Bun LEE, being the Directors longest in office since their last election shall retire at the Annual General Meeting and shall be eligible for re-election. Each of Ms. Kam Har YUE, Mr. Jeff Man Bun LEE, Mr. Tik Tung WONG and Mr. Kenji Tak Hing CHAN has indicated their willingness to be re-elected as Directors.

Bye-law 103 of the existing Bye-Laws provides that no person, other than a retiring Director, shall, unless recommended by the Board for election, be eligible for election to the office of Director at any general meeting, unless notice in writing of the intention to propose that person for election as a Director and notice in writing by that person of his willingness to be elected shall have been lodged at the office of the Company. The minimum length of the period during which such notices are given shall be at least seven days and the period for lodgement of such notices shall commence no earlier than the day after the despatch of the notice of the meeting appointed for such election and ending no later than seven days prior to the date of such meeting.

Accordingly, if a Shareholder wishes to nominate a person to stand for election as a Director at the Annual General Meeting, notice of his intention to propose such person for election as a Director and the notice executed by the nominee of his willingness to be elected must be validly served at the principal office of the Company in Hong Kong at 10th Floor, Block A, Wo Kee Hong Building, 585-609 Castle Road, Kwai Chung, New Territories, Hong Kong on or before Tuesday, June 7, 2005.

The details and brief biographies of the retiring Directors are set out in Appendix I of this circular. If a valid notice from a Shareholder to propose a person to stand for election as a Director at the Annual General Meeting is received after the printing of this circular, the Company will issue a supplementary circular to inform Shareholders of the details of the additional candidate proposed.

PROPOSED GRANT OF GENERAL MANDATES

At the annual general meeting of the Company held on May 28, 2004, ordinary resolutions were passed to, among other things, grant the general mandates to the Directors (i) to repurchase, among other things, Shares, the aggregate nominal amount of which does not exceed 10% of the aggregate nominal amount of the issued share capital of the Company on

May 28, 2004; and (ii) to allot and issue and otherwise deal with Shares not exceeding 20% of the aggregate nominal amount of the issued share capital of the Company on May 28, 2004 and the nominal amount (up to a maximum of 10% of the aggregate nominal amount of the Company's issued share capital) of any Shares repurchased by the Company.

These general mandates will lapse at the conclusion of the Annual General Meeting.

The Repurchase Mandate

At the forthcoming Annual General Meeting, an ordinary resolution will be proposed in respect of the granting to the Directors of the Repurchase Mandate, in the terms set out in the notice of Annual General Meeting, to exercise the powers of the Company to repurchase its own securities on the Stock Exchange at any time during the period ended on the earliest of (i) the conclusion of the next annual general meeting of the Company, (ii) the date upon which such authority is revoked or varied at a general meeting of the shareholders and (iii) the date by which the next annual general meeting of the Company is required to be held by laws or the Bye-Laws. The aggregate nominal amount of Shares to be purchased pursuant to the Repurchase Mandate shall not exceed 10% of the aggregate nominal amount of the share capital of the Company in issue at the date of passing the relevant resolution.

An explanatory statement to provide relevant information in respect of the Repurchase Mandate is set out in Appendix II to this circular.

The Issue Mandate

At the Annual General Meeting, ordinary resolutions will also be proposed to renew the general mandate granted to the Directors to allot, issue and deal with Shares not exceeding 20% of the aggregate nominal amount of the issued share capital of the Company at the date of passing the relevant resolution, and adding to such general mandate so granted to the Directors any Shares representing the aggregate nominal amount of the Shares repurchased by the Company after the granting of the Repurchase Mandate.

AMENDMENTS TO THE BYE-LAWS OF THE COMPANY

The Stock Exchange recently made certain amendment to the Listing Rules by replacing the Code of Best Practice in Appendix 14 of the Listing Rules with a new Code on Corporate Governance Practices (the "Corporate Governance Code") and adding a new Appendix 23 on the requirements for a corporate governance report to be included in annual reports of issuers. Subject to certain transitional arrangements, the amendments came into effect on January 1, 2005.

Pursuant to paragraph A.4.2 of the Corporate Governance Code, every Director, including those appointed for a specific term, shall be subject to retirement by rotation at least once every three years. Paragraph A.4.2 also provides that all directors appointed to fill a casual vacancy shall be subject to election by shareholders at the first general meeting after the appointment.

According to the Wo Kee Hong (Holdings) Limited Company Act, 1991 (the "Act"), no Director holding the office of chairman or managing director shall be subject to retirement by rotation as provided in the Bye-Laws. As the Company is bound by the provisions of the Act, at this time, the Bye-Laws cannot be amended to fully reflect the requirements of the Corporate Governance Code.

As such, it is proposed that the following bye-laws will be amended to conform with the revised Listing Rules:

(a) bye-law 99(A) as modified by bye-law 182(vi) will be replaced with a new bye-law to provide for the retirement by rotation of all Directors (save for the chairman or managing director of the Company) at least once every three years;

(b) bye-law 182(vi) shall be deleted in its entirety; and

(c) bye-laws 102(A) and 102(B) shall be amended to specify that any Director appointed to fill a casual vacancy shall be subject to election by the Shareholders at the next general meeting instead of the next annual general meeting.

The proposed amendments to the Bye-Laws are subject to the approval of the Shareholders by way of the Special Resolution to be proposed at the Annual General Meeting. Shareholders should refer to the Special Resolution as set out in the notice of the Annual General Meeting on pages 14 to 18 of this circular for details of the proposed amendments to the Bye-Laws.

ANNUAL GENERAL MEETING

A notice convening the Annual General Meeting to be held at Function Room, 30th Floor, Panda Hotel, 3 Tsuen Wah Street, Tsuen Wan, New Territories, Hong Kong on Wednesday, June 15, 2005 at 12:00 noon or any adjournment thereof is set out on pages 14 to 18 of this circular and a form of proxy for use at the Annual General Meeting is therein enclosed. Whether or not the Shareholders intend to be present at the Annual General Meeting, they are requested to complete the form of proxy and return it to the principal office of the Company in Hong Kong, at 10th Floor, Block A, Wo Kee Hong Building, 585-609 Castle Peak Road, Kwai Chung, New Territories, Hong Kong in accordance with the instructions printed thereon not less than 48 hours before the time fixed for holding of the Annual General Meeting or any adjourned meeting. Completion and delivery of the form of proxy will not preclude Shareholders from attending and voting in person at the Annual General Meeting or any adjournment thereof or upon the poll concerned, if they so wish. In such event, the instrument appointment a proxy shall be deemed to be revoked.

Pursuant to the Bye-Laws, a poll may be demanded in relation to any resolution put to the vote of the Annual General Meeting before or on the declaration of the results of the show of hands or on the withdrawal of any other demand for a poll:

(a) by the chairman of the Annual General Meeting; or

(b) by at least three Shareholders present in person or by a duly authorised corporate representative or by proxy for the time being entitled to vote at the Annual General Meeting; or

(c) by any Shareholder or Shareholders present in person or by a duly authorised corporate representative or by proxy and representing not less than one-tenth of the total voting rights of all the Shareholders having the right to vote at the Annual General Meeting; or

(d) by any Shareholder or Shareholders present in person or by a duly authorised corporate representative or by proxy and holding Shares conferring a right to vote at the Annual General Meeting being Shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all the Shares conferring that right.

RECOMMENDATIONS

The Board considers that the granting of the Issue Mandate and the Repurchase Mandate and the proposed amendments to the Bye-Laws are in the best interest of the Company and the Shareholders, and therefore recommends the Shareholders to vote in favour of all of the relevant resolutions to be proposed at the Annual General Meeting.

DOCUMENT AVAILABLE FOR INSPECTION

Copy of the Bye-Laws is available for inspection at the principal office of the Company at 10th Floor, Block A, Wo Kee Hong Building, 585-609 Castle Peak Road, Kwai Chung, New Territories, Hong Kong during normal business hours for a 14-day period immediately preceding the Annual General Meeting to be held on Wednesday, June 15, 2005.

Yours faithfully,
For and on behalf of the Board of
WO KEE HONG (HOLDINGS) LIMITED
Richard Man Fai LEE
Executive Chairman and Chief Executive Officer

The details and brief biographies of the Directors proposed to be re-elected at the Annual General Meeting are set out as follows:-

Ms. Kam Har YUE, aged 72, was involved in the policy making of the Group from 1962 to December 1989. She has been re-designated as a Non-executive Director of the Company since then to scrutinize the performance of management of the Company. She has over 30 years' experience in trading and distribution of consumer products. Other than the directorship with the Company, Ms. YUE has not held any directorships in any other companies listed on the Stock Exchange in the past three years.

Ms. YUE is the spouse of Mr. Wing Sum LEE, who is an Executive Director and the Honorary Chairman of the Company, and the mother of Mr. Richard Man Fai LEE and Mr. Jeff Man Bun LEE, both of whom are Executive Directors. Save as disclosed, Ms. YUE does not have any relationship with any directors, senior management or substantial or controlling shareholders of the Company.

As at the Latest Practicable Date, Ms. YUE, together with Modern Orbit Limited, Mr. Richard Man Fai LEE, Ms. Siew Yit HOH Mr. Jeff Man Bun LEE and Fisherman Enterprises Inc. and their respective associates, is interested in 1,282,912,178 Shares, representing approximately 57.9% of the issued share capital of the Company. Save for the above interest in Shares and the options granted to her under the share option schemes of the Company established in accordance with Chapter 17 of the Listing Rules and options granted to Mr. Wing Sum LEE under the share option scheme of the Company which Ms. YUE is deemed to be interested in under Part XV of the SFO, Ms. YUE has no other interest in the Company within the meaning of Part XV of the SFO.

There is no service contract between the Company and Ms. YUE. Ms. YUE's term of service with the Company is fixed at two years with effect from April 25, 2005 and she is subject to retirement by rotation and re-election pursuant to the Bye-Laws. For the financial year ended December 31, 2004, Ms. YUE received a director's fee of HK$20,000. The Non-executive Director's remuneration is subject to review annually and is determined by the Board on an annual basis with reference to remuneration benchmark in the prevailing market rate.

Mr. Jeff Man Bun LEE, BSc, MSc, University of Michigan, MSc, Stanford University, aged 46, is an Executive Director of the Company and was appointed in January 2002. He is responsible for the strategic planning and the development of new projects of the Group. Prior to joining the Group, he was a System Software Specialist at the Research and Development Department of Apple Computer International Limited for 5 years. He had also been actively involved in the Group's business from 1991 to 1997 prior to his current appointment. Other than the directorship with the Company, Mr. LEE has not held any directorships in any other companies listed on the Stock Exchange in the past three years.

He is the son of Mr. Wing Sum LEE, an Executive Director and Honorary Chairman of the Company and Ms. Kam Har YUE, a Non-executive Director and the younger brother of Mr. Richard Man Fai LEE, an Executive Director, Executive Chairman and Chief Executive Officer of the Company. Save as disclosed, Mr. LEE does not have any relationship with any directors, senior management or substantial or controlling shareholders of the Company.

As at the Latest Practicable Date, Mr. LEE, together with Modern Orbit Limited, Mr. Richard Man Fai LEE, Ms. Siew Yit HOH, Ms. Kam Har YUE and Fisherman Enterprises Inc. and their respective associates, is interested in 1,282,912,178 Shares, representing approximately 57.9% of the issued share capital of the Company. Save for the above interest in Shares and the options granted to him under the share option schemes of the Company established in accordance with the Chapter 17 of the Listing Rules, Mr. LEE has no other interest in the Company within the meaning of Part XV of the SFO.

According to the service contract between Mr. LEE and the Company, there is no fixed term of service but his directorship is subject to retirement by rotation and re-election at the annual general meeting of the Company in accordance with the Bye-laws. Under the service contract, there is no provision for a fixed director's fee for Mr. LEE; however, Mr. LEE is entitled to a discretionary profit sharing bonus of the Company's consolidated net profits with regard to the cash flow position of the Company.

Mr. Tik Tung WONG, FCCA, CPA (Practising), aged 48, is the Chief Financial Officer and qualified accountant of the Company and was appointed as an Executive Director effective from June 28, 2004. He is also a director of Jin Ling Electrical Company Limited, an associated company of the Company. Mr. WONG is a fellow member of the Association of Chartered Certified Accountants and associate member of the Hong Kong Institute of Certified Public Accountants. He is an independent non-executive director of BEP International Holdings Limited and Chi Cheung Investment Company, Limited.

Mr. WONG is not connected with any director, senior management, substantial shareholders or controlling shareholders of the Company. He does not have any interest in shares of the Company within the meaning of Part XV of the SFO.

According to the service contract between Mr. WONG and the Company, Mr. WONG is entitled to an annual salary package of HK$600,000 (excluding any fixed or discretionary bonus which is not currently determined). The service contract provides for a fixed term of one year with effect from June 28, 2004. The emoluments of Mr. WONG are determined by the Board with reference to the Company's performance and profitability as well as remuneration benchmark in the industry and the prevailing market.

Mr. Kenji Tak Hing CHAN ACA, FCCA, CPA, ATIHK, aged 33, is a member of the Audit Committee of the Company and was appointed as an Independent Non-executive Director effective from September 1, 2004. Mr. CHAN graduated from Lingnan University with a Bachelor's degree in Business Administration. Mr. CHAN also holds a degree in Master of Science in China Business Studies from The Hong Kong Polytechnic University. He is an associate member of the Institute of Chartered Accountants in England & Wales and the Hong Kong Institute of Certified Public Accountants and The Taxation Institute of Hong Kong. He is a fellow member of the Association of Chartered Certified Accountants. Mr. CHAN is currently the Financial Controller of China Conservational Power Holdings Limited, a company listed on the Main Board of the Stock Exchange of Hong Kong Limited.

Mr. CHAN does not hold any position with the Company or other members of the Company immediately before the date of his appointment effective from September 1, 2004, nor has he any directorship in other listed public companies in the last three years. Mr. CHAN is not connected with any director, senior management, substantial shareholders or controlling shareholders of the Company. He does not have any interest in the shares of the Company within the meaning of Part XV of the SFO.

There is no service contract between Mr. CHAN and the Company. Mr. CHAN's term of service with the Company has been fixed at two years with effect from April 25, 2005 and he is subject to retirement by rotation and re-election pursuant to the Bye-Laws. He is entitled to an annual director's fee of HK$80,000 and is not entitled to any director bonus. The fee of independent non-executive directors of the Company is determined by the Board with reference to remuneration benchmark in the prevailing market rate.

The Board is not aware of any other matters relating to the re-election of Ms.Kam Har YUE, Mr. Jeff Man Bun LEE, Mr. Tik Tung WONG and Mr. Kenji Tak Hing CHAN as Directors that need to be brought to the attention of the Shareholders.

This Appendix serves as an explanatory statement, as required by the Listing Rules, to provide information to you with regard to the Repurchase Mandate to be proposed at the Annual General Meeting.

THE LISTING RULES

The Listing Rules contain provisions regulating the repurchase by companies whose primary listings are on the Stock Exchange of their securities on the Stock Exchange, the following is a summary of certain provisions of the Listing Rules relating to repurchase of securities:

Shareholders' Approval

The Listing Rules provide that all proposed repurchases of securities by a company with a primary listing on the Stock Exchange must be approved in advance by an ordinary resolution of shareholders, either by way of general mandate or by specific approval of a particular transaction.

Source of Funds

Repurchases must be funded out of funds legally available for such purpose in accordance with the Company's memorandum of association and Bye-Laws and the Companies Act. A company may not repurchase its own securities on the Stock Exchange for a consideration other than cash or for settlement otherwise than in accordance with the trading rules of the Stock Exchange. Any repurchase by the Company may be made out of the capital paid up on the purchased Shares or out of the funds of the Company which would otherwise be available for dividend or distribution or out of the proceeds of a fresh issue of Shares made for the purpose. Any premium payable on a purchase over the par value of the Shares to be purchased must be provided for out of funds of the Company which would otherwise be available for dividend or distribution or out of the Company's share premium account.

REASONS FOR REPURCHASES

Although the Directors have no present intention of repurchasing any securities, they believe that the flexibility afforded by the Repurchase Mandate would be beneficial to the Company and its shareholders. Repurchases will only be made when the Directors believe that such repurchases will benefit the Company and the Shareholders. Such repurchases may, depending on market conditions and funding arrangement at the time, lead to an enhancement of the net value of the Company and its assets and/or its earnings per Share.

FUNDING OF REPURCHASES

Repurchases of Shares will be funded out of funds legally available for the purchase in accordance with the Company's memorandum of association and Bye-Laws and the applicable laws of Bermuda.

On the basis of the current financial position of the Company as disclosed in the audited accounts contained in the 2004 annual report of the Company, there might be an adverse effect on the working capital requirements or gearing levels of the Company in the event that the Repurchase Mandate is exercised in full at any time. However, the Directors do not propose to

exercise the Repurchase Mandate to such an extent as would, in the circumstances, have a material adverse effect on the working capital requirements of the Company or its gearing levels which in the opinion of the Directors are from time to time appropriate for the Company.

The exercise in full of the Repurchase Mandate, on the basis of 2,216,154,331 Shares in issue as at the Latest Practicable Date (assuming that no Shares are issued or repurchased during the period from the Latest Practicable Date up to the date of the Annual General Meeting) would result in up to 221,615,433 Shares being repurchased by the Company during the period in which the Repurchase Mandate remains in force.

GENERAL

None of the Directors nor, to the best of their knowledge having made all reasonable enquires, any of their associates, have any present intention, if the Repurchase Mandate is approved by the Shareholders, to sell any Shares to the Company.

The Directors have undertaken to the Stock Exchange that, so far as the same may be applicable, they will only exercise the Repurchase Mandate in accordance with the Listing Rules, the applicable laws of Bermuda and the Company's memorandum of association and Bye-Laws.

If as a result of a repurchase a Shareholder's proportionate interest in the voting rights of the Company increases, such increase will be treated as an acquisition for the purposes of the Takeovers Code and, if such increase results in a change of control, may in certain circumstances give rise to an obligation to make a mandatory offer in accordance with Rule 26 of the Takeovers Code.

As at the Latest Practicable Date, Modern Orbit Limited, Mr. Richard Man Fai, LEE, Ms. Siew Yit HOH, Ms. Kam Har YUE, Mr. Jeff Man Bun LEE and Fisherman Enterprises Inc. and their respective associates (collectively the "Controlling Shareholders") were interested in 1,282,912,178 Shares, representing approximately 57.9% of the issued share capital of the Company. Based on such shareholdings, in the event that the Directors exercise in full the power to repurchase Shares pursuant to the Repurchase Mandate, the shareholdings of the Controlling Shareholders would increase to approximately 64.3% of the issued share capital of the Company. The Directors consider that such increase would give rise to an obligation to make a mandatory offer under Rule 26 of the Takeovers Code. However, the Directors do not consider such increase would reduce the issued share capital in public hands to less than 25% (or the relevant prescribed minimum percentage required by the Stock Exchange).

No connected person (as defined in the Listing Rules), including a director, chief executive or substantial shareholder of the Company or its subsidiaries or an associate of any of them has notified the Company that he has a present intention to sell Shares to the Company, or has undertaken not to do so, if the Repurchase Mandate is approved by the Shareholders.

SHARE PRICES

The highest and lowest prices at which the Shares were traded on the Stock Exchange during each of the previous twelve months preceding the Latest Practicable Date were as follows:

	Highest *HK$*	Lowest *HK$*
2004		
April	0.053	0.032
May	0.039	0.029
June	0.041	0.031
July	0.036	0.028
August	0.032	0.028
September	0.035	0.029
October	0.034	0.028
November	0.042	0.028
December	0.044	0.032
2005		
January	0.050	0.037
February	0.054	0.037
March	0.050	0.045
April (up to April 25, 2005)	0.055	0.045

SECURITIES PURCHASES MADE BY THE COMPANY

The Company has not purchased any of its Shares, whether on the Stock Exchange or otherwise, in the six months preceding the date of this circular.



WO KEE HONG (HOLDINGS) LIMITED
和記行(集團)有限公司 *

(Incorporated in Bermuda with limited liability)

NOTICE IS HEREBY GIVEN that an annual general meeting of WO KEE HONG (HOLDINGS) LIMITED ("Company") will be held at Function Room, 30th Floor, Panda Hotel, 3 Tsuen Wah Street, Tsuen Wan, New Territories, Hong Kong on Wednesday, June 15, 2005 at 12:00 noon, for the purposes of considering and, if thought fit, passing, with or without modification, the following resolutions:

1. To receive and consider the audited consolidated accounts and the reports of directors and auditors of the Company for the year ended 31 December 2004;

2. To re-elect directors of the Company and to authorise the Board of Directors to fix the remuneration of the Directors;

3. To authorise the Board of Directors to appoint auditors and to fix their remuneration;

4. As special business, to consider and, if thought fit, passing, with or without modification, the following resolutions as ordinary resolutions:

   (A) "**THAT**:

   (a) subject to paragraph (c) of this resolution, the exercise by the directors of the Company during the Relevant Period (as defined below) of all powers of the Company to allot, issue or deal with additional shares in the share capital of the Company or securities convertible into such shares or options, warrants or similar rights to subscribe for any shares or convertible securities and to make or grant offers, agreements, and options which might require the exercise of such powers, subject to and in accordance with all applicable laws, be and is hereby generally and unconditionally approved;

   (b) the approval in paragraph (a) of this resolution shall authorise the directors of the Company during the Relevant Period to make or grant offers, agreements and options which would or might require the exercise of such powers after the end of the Relevant Period;

   (c) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) and issued by the directors of the Company pursuant to the approval in paragraph (a) of this resolution otherwise than pursuant to (i) a Rights Issue (as hereinafter defined), (ii) the exercise of the subscription rights or conversion

* *For identification purposes only*

under the terms of any warrants issued by the Company or any securities which are convertible into shares of the Company and from time to time outstanding, (iii) the exercise of any option granted under the share option scheme or similar arrangement for the time being adopted for the grant or issued to officers and/or employees of the Company and/or any of its subsidiaries of shares or rights to acquire shares of the Company, or (iv) any scrip dividend or similar arrangement providing for the allotment of shares of the Company in lieu of the whole or part of a dividend on shares of the Company in accordance with the bye-laws of the Company in force from time to time, shall not exceed 20 per cent of the aggregate nominal amount of the share capital of the Company in issue as at the date of passing of this resolution and the said approval be limited accordingly; and

(d) for the purpose of this resolution;

"Relevant Period" means the period from the passing of this resolution until whichever is the earlier of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within the next annual general meeting of the Company if required by the bye-laws of the Company or any applicable laws of Bermuda to be held; and

(iii) the revocation or variation of the authority given under this resolution by an ordinary resolution of the shareholders of the Company in general meeting.

"Rights Issue" means an offer of shares of the Company open for a period fixed by the directors of the Company to holders of shares of the Company in the register of members of the Company on a fixed record date in proportion to their then holdings of such shares (subject to such exclusion or other arrangement as the directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or such stock exchange in any territory outside Hong Kong)."

(B) "**THAT**:

(a) subject to paragraph (b) of this resolution, the exercise by the directors of the Company during the Relevant Period (as defined below) of all powers of the Company to purchase its own shares on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") or any other exchange on which the securities of the Company may be listed and recognised by the Securities and Futures Commission of Hong Kong and the Stock Exchange for this purpose ("Recognised Stock Exchange"), subject to and in accordance with all applicable laws and regulations of Bermuda, bye-laws of the Company and the requirements of the Rules Governing the Listing of Securities on the Stock Exchange or any other Recognised Stock Exchange as amended from time to time, be and is hereby generally and unconditionally approved;

(b) the aggregate nominal amount of shares of the Company which may be purchased by the Company pursuant to the approval in paragraph (a) of this resolution during the Relevant Period shall not exceed 10 per cent of the aggregate nominal amount of the share capital of the Company in issue as at the date of passing this resolution and the said approval be limited accordingly; and

(c) for the purpose of this resolution :

"Relevant Period" means the period from the passing of this resolution until whichever is the earlier of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by the bye-laws of the Company or any applicable laws of Bermuda to be held; and

(iii) the revocation or variation of the authority given under this resolution by an ordinary resolution of the shareholders of the Company in general meeting."

(C) "**THAT** subject to the passing of resolutions numbered 4(A) and 4(B), the aggregate nominal amount of the share capital of the Company which are to be purchased by the Company pursuant to the authority granted to the directors of the Company mentioned in resolution numbered 4(B) shall be added to the aggregate nominal amount of share capital of the Company that may be allotted or agreed conditionally or unconditionally to be allotted by the directors of the Company pursuant to resolution numbered 4(A) above, provided that such amount shall not exceed 10 per cent of the aggregate nominal amount of the share capital of the Company in issue as at the date of passing of this resolution."

5. As special business, to consider and, if thought fit, passing the following resolution as a special resolution:

"**THAT** the Bye-Laws of the Company be amended as follows:

(1) by deleting the existing bye-law 99(A) in its entirety and substituting therefor with the following bye-law:

"99(A) Notwithstanding any other provisions in these Bye-Laws, at each annual general meeting, one-third of the Directors (save for any chairman or managing director) for the time being (or if their number is not a multiple of three (3), the number nearest to but not greater than one-third or such other manner of rotation as may be required by the Listing Rules (as modified from time to time) or other codes, rules and regulations as may be prescribed by the applicable regulatory authority from time to time) shall retire from office by rotation.";

(2) Bye-law 102(A)

by deleting the words "annual general meeting" in the second sentence of bye-law 102(A) and substituting therefor the words "general meeting";

(3) Bye-law 102(B)

by deleting the words "annual general meeting" in the second sentence of bye-law 102(B) and substituting therefor the words "general meeting"; and

(4) by deleting the existing bye-law 182(vi) in its entirety.

By order of the Board
WO KEE HONG (HOLDINGS) LIMITED
Phyllis NG
Company Secretary

Hong Kong, April 29, 2005

Registered office:
Canon's Court
22 Victoria Street
Hamilton HM12
Bermuda

Principal office in Hong Kong:
10th Floor, Block A
Wo Kee Hong Building
585-609 Castle Peak Road
Kwai Chung, New Territories
Hong Kong

Notes:–

1. A shareholder entitled to attend and vote at the above meeting may appoint another person as his proxy to attend and to vote in his stead. A shareholder who is the holder of two or more shares may appoint more than one proxy to attend on the same occasion. A proxy need not be a shareholder of the Company.

2. Where there are joint registered holders of any Share, any one of such persons may vote at the meeting, either personally or by proxy, in respect of such Share as if he were solely entitled thereto; but if more than one of such joint holders are present at the meeting personally or by proxy, that one of the said persons so present whose name stands first on the register of members of the Company in respect of such Shares shall alone be entitled to vote in respect thereof.

3. In order to be valid, the form of proxy duly completed and signed in accordance with the instructions printed thereon together with the power of attorney or other authority, if any, under which it is signed or a notarially certified copy thereof must be delivered to the principal office of the Company in Hong Kong at 10th Floor, Block A, Wo Kee Building, 585-609 Castle Peak Road, Kwai Chung, New Territories, Hong Kong not less than 48 hours before the time appointed for holding the meeting or any adjournment thereof.

4. Completion and return of the form of proxy will not preclude shareholders from attending and voting in person at the meeting or any adjourned meeting or upon the poll concerned if they so wish. In such event, the instrument appointing the proxy shall be deemed to be revoked.

5. Pursuant to bye-law 70 of the bye-laws of the Company, a poll may be demanded in relation to any resolution put to the vote of the meeting before or on the declaration of the results of the show of hands or on the withdrawal of any other demand for a poll:

   (a) by the chairman of the meeting; or

   (b) by at least three shareholders present in person or by a duly authorised corporate representative or by proxy for the time being entitled to vote at the meeting; or

   (c) by any shareholder or shareholders present in person or by a duly authorised corporate representative or by proxy and representing not less than one-tenth of the total voting rights of all the shareholders having the right to vote at the meeting; or

   (d) by any shareholder or shareholders present in person or by a duly authorised corporate representative or by proxy and holding shares in the Company conferring a right to vote at the meeting being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all the shares conferring that right.

。

3. 根據印列之指示填妥及正式簽署之代表委任表格，連同相關附有獲正式授權之代表親筆簽署或已經公證之授權書，須於大會或其任何續會召開前48小時送達本公司位於香港新界葵涌青山道585-609號和記行大廈A座10樓之香港主要辦事處，方為有效。

4. 填妥及交回代表委任表格後股東仍可親身出席大會或其任何續會並於會上或投票表決時投票。在此情況下，委任代表之文據將被視作撤銷。

5. 根據本公司之公司細則第70條，於宣佈舉手投票結果之前或之時或撤銷任何其他投票要求時，下列人士可要求就任何於會上提呈投票之決議案以投票方式表決：

   (a) 大會主席；或

   (b) 至少三名親身出席之股東或獲正式授權之公司代表或當時有權於會上投票之委任代表；或

   (c) 任何一名或多名親身出席之股東或獲正式授權之公司代表或委任代表，而彼或彼等於全體股東可於大會上投票之投票權總額中所佔比例不少於十分之一；或

   (d) 任何一名或多名親身出席之股東或獲正式授權之公司代表或委任代表，而彼或彼等持有附帶可於大會上投票之權利之本公司股份，且當中已繳股款之總額，相等於所有附帶有關權利之股份中全部已繳股款股份所佔比例不少於十分之一。

(2) 公司細則第102(A)條

刪除公司細則第102(A)條第二句「股東週年大會」字眼，並以「股東大會」字眼取代；

(3) 公司細則第102(B)條

刪除公司細則第102(B)條第二句「股東週年大會」字眼，並以「股東大會」字眼取代；及

(4) 刪除現有公司細則第182(vi)條整條。

承董事會命
和記行（集團）有限公司
公司秘書
吳心瑜

香港，二零零五年四月二十九日

註冊辦事處：
Canon's Court
22 Victoria Street
Hamilton HM12
Bermuda

香港主要辦事處：
香港
新界葵涌
青山道585-609號
和記行大廈
A座10樓

附註：

1. 凡有權出席上述大會並於會上投票之股東，均有權委任一名代表出席並代其投票，持有兩股或以上股份之成員可委任多於一位代表於同一會上出席。受委代表毋須為本公司股東。

2. 如屬聯名股份持有人，則任何一位該等持有人均可親身或委派代表於大會上以該等股份投票，猶如彼為唯一有權投票者，但如超過一位聯名持有人親身或委派代表出席大會，則只有上述出席並於股東名冊內排名於首之股東才可獲有關投票權。

(b) 本公司依據本決議案第(a)段於有關期間購回之股份面值總額，不得超過本公司於通過本決議案之日已發行股本面值總額百分之十，而上文所述之批准須受此數額限制；及

(c) 就本決議案而言：

「有關期間」乃指由本決議案通過之日至下列日期(以最先者為準)止之期間：

(i) 本公司下屆股東週年大會結束之時；

(ii) 依照本公司之公司細則或任何百慕達適用法例之規定舉行本公司下屆股東週年大會之期限屆滿之日；及

(iii) 在股東大會上通過普通決議案撤銷或修訂本決議案之日。」

(C) 「**動議**待第4(A)及4(B)項決議案通過後，在本公司董事根據第4(B)項決議案行使本公司權力以購回之本公司股本總面額之上，加上本公司董事根據上述第4(A)項決議案可能配發或同意有條件配發或同意有條件或無條件配發之本公司股本面值總額之款額，惟該等款額不得超過本決議案通過當日本公司已發行股本面值總額百分之十。」

5. 作為特別事項，考慮及酌情通過下列決議案為特別決議案：

「**動議**以下列方式修訂本公司之公司細則：

(1) 刪除現有公司細則第99(A)條整條，並由以下公司細則取代：

「99(A) 即使該等公司細則之任何其他條文有所規定，在每屆股東週年大會上，三分之一之現任董事(本公司主席或董事總經理除外)(或倘董事人數並非三(3)之倍數，則應取最接近但不超過三分之一之數，或按照上市規則(經不時修訂)或適用監管機構不時規定之其他守則、規則及規定之其他方式輪值告退)須輪值告退。」；

發行之任何認購權證條款行使認購權或兌換或行使任何可兌換為本公司股份而不時尚未行使之任何證券，(iii)行使當時採納以向本公司及／或其任何附屬公司之管理人員及／或僱員授予或發行本公司股份或可認購本公司股份之權力之認股權計劃或類似安排授出之任何認股權，或(iv)任何以股代息或根據本公司不時生效之公司細則配發本公司股份以代替就本公司股份派發之全部或部份股息之類似安排而配發及發行者則除外，而上文所述之批准須受此數額限制；及

(d) 就本決議案而言：

「有關期間」乃指由本決議案通過之日期至下列日期（以最先者為準）止之期間：

(i) 本公司下屆股東週年大會結束之時；

(ii) 依照本公司之公司細則或任何百慕達適用法例之規定舉行本公司下屆股東週年大會之期限屆滿之日；及

(iii) 在股東大會上通過普通決議案撤銷或修訂本決議案之日。

「供股發行」乃指由本公司董事於指定期間向於指定記錄日期名列本公司股東名冊之股份持有人按其當時持股比例建議配售本公司新股（惟本公司董事有權在必須或權宜時就零碎股份權益，或因適用於本公司之任何司法權區之法律規定之任何限制或責任或香港以外任何該等地區之認可監管機構或該等證券交易所之規定而取消此方面之權利或作出其他安排）。」

(B) 「**動議**：

(a) 在本決議案第(b)段所限下，一般及無條件批准本公司董事於有關期間（定義見下文）行使本公司所有權力，以便在香港聯合交易所有限公司（「聯交所」）或本公司證券可能上市而獲香港之證券及期貨事務監察委員會及聯交所就此認可之任何其他證券交易所（「認可證券交易所」），根據所有適用法例及百慕達規例，本公司之公司細則及聯交所證券上市規則或任何其他認可證券交易所之規定（經不時修訂）購回本身之股份；



WO KEE HONG (HOLDINGS) LIMITED
和記行（集團）有限公司*

（於百慕達註冊成立之有限公司）

茲通告和記行（集團）有限公司（「本公司」）謹訂於二零零五年六月十五日（星期三）中午十二時正假座香港新界荃灣荃華街3號悅來酒店30樓宴會廳舉行股東週年大會，以討論及酌情通過下列決議案（不論有否修訂）：

1. 省覽本公司截至二零零四年十二月三十一日止年度之經審核綜合賬目、董事會報告及核數師報告；

2. 重選本公司董事及授權董事會釐定董事酬金；

3. 授權董事會委任核數師並釐定其酬金；

4. 作為特別事項，考慮及酌情通過以下決議案（不論有否修訂）為普通決議案：

(A)「**動議**：

(a) 在本決議案第(c)段所限制下，一般及無條件批准本公司董事於有關期間（定義見下文）行使本公司所有權力，以配發、發行及處置本公司股本中之額外股份或可兌換為該等股份之證券或認股權或認購權證或認購任何股份或可兌換證券之類似權利，並在遵照及根據所有適用法例作出及授出須行使此項權力之售股建議、協議及認股權；

(b) 本決議案第(a)段之批准授權本公司董事於有關期間作出及授出可能須於有關期間屆滿後行使此項權力之售股建議、協議及認股權；

(c) 本公司董事依據本決議案第(a)段之批准配發或有條件或無條件同意配發（不論根據認股權或其他方式）及發行之股本面值總額，不得超過本公司於通過此決議案之日已發行股本面值總額百分之二十，惟因(i)供股發行（定義見下文），(ii)根據本公司

* *僅供識別用途*

股份價格

股份於最後實際可行日期前十二個月各月內在聯交所錄得之最高及最低價格如下：

	最高價 *港元*	最低價 *港元*
二零零四年		
四月	0.053	0.032
五月	0.039	0.029
六月	0.041	0.031
七月	0.036	0.028
八月	0.032	0.028
九月	0.035	0.029
十月	0.034	0.028
十一月	0.042	0.028
十二月	0.044	0.032
二零零五年		
一月	0.050	0.037
二月	0.054	0.037
三月	0.050	0.045
四月(直至二零零五年四月二十五日)	0.055	0.045

本公司購回證券

於本通函刊發日期之前六個月內，本公司並無在聯交所或其他交易所購回任何股份。

響，除非董事認為該等購回不時適用於本公司，否則董事不擬在該等情況下行使購回授權。

倘全面行使購回授權，按於最後實際可行日期2,216,154,331股已發行股份計算，並假設由最後實際可行日期截至股東週年大會日期期間概無發行或購回任何股份，將導致於購回授權仍然生效期間本公司可購回最多達221,615,433股股份。

一般事項

就董事所深知及經作出一切合理查詢後，即使購回授權經股東批准，各董事或任何彼等各自之聯繫人士目前無意向本公司出售任何股份。

董事已向聯交所作出承諾，彼等將根據上市規則、百慕達適用法例，以及本公司之公司組織章程大綱及公司細則所載之規例，行使購回授權。

倘若一名股東因購回股份而導致其於本公司附有投票權之股本中權益之比例增加，該增加就收購守則而言，則當作一項收購。倘該增加導致控制權有所變動，可在若干情況下導致須根據收購守則第26條提出強制性收購建議。

截至最後實際可行日期，Modern Orbit Limited、李文輝先生、何秀月女士、余金霞女士、李文彬先生及Fisherman Enterprises Inc.及彼等各自之聯繫人士(統稱「控權股東」)擁有1,282,912,178股股份權益，佔本公司已發行股本約57.9%權益。按有關股權計算，倘董事根據購回授權行使一切權力購回股份，則控權股東之股權將升至本公司當時已發行股本約64.3%。董事認為，有關增加將不會引致本公司須根據收購守則第26條提出強制性收購建議。然而，董事並不認為，有關增加將導致公眾人士持有之已發行股本減至少於25%(或聯交所規定之有關指定最低百分比)。

本公司並無接獲關連人士(定義見上市規則)，包括本公司或其附屬公司董事、主要行政人員或主要股東或彼等各自之聯繫人士知會本公司，其目前有意將股份出售予本公司，(或倘購回授權經股東批准)彼等並無承諾不會向本公司出售股份。

本附錄乃為根據上市規則之規定須向　閣下提供有關將於股東週年大會上提呈之購回授權所需資料之說明函件。

上市規則

上市規則載有以聯交所為第一上市地之公司於聯交所購回本身證券之監管規定，上市規則有關購回證券之若干規定概述如下：

股東批准

上市規則規定，以聯交所為第一上市地之公司所有購回證券之建議必須事先以一般授權之方式或就個別交易經普通決議案予以批准。

資金來源

購回股份之資金必須是根據本公司組織章程大綱與公司細則及公司法之規定可合法撥作有關用途之資金。公司不可於聯交所以現金以外之代價或根據聯交所之交易規則以外之結算方式購回本身之證券。公司在購回其股份時，資金僅可由將予購回股份之已繳股本或本公司可動用作派付股息或分派之資金或為購回股份而發行新股所得之收益支付。購回股份時，須支付之任何超逾股份面值之溢價款項，必須由本公司可動用作派付股息或分派之資金或本公司股份溢價賬支付。

購回之原因

儘管各董事現無意購回任何證券，惟彼等相信，購回授權所提供之靈活性將符合本公司及其股東之利益。購回只有在董事相信購回事宜符合本公司及股東之利益下方會進行。視乎當時之市況及資金安排，該等購回可能會提升本公司之資產淨值及其資產及／或每股盈利。

購回股份之資金

購回股份時，本公司只可動用根據其組織章程大綱及公司細則及百慕達適用法例准許合法作此用途之資金。

根據本公司二零零四年年報所載之經審核賬目所披露之本公司目前財務狀況，董事認為隨時全面行使購回授權或會對本公司之營運資金或負債狀況造成不利影響。倘購回事宜會對本公司之營運資金要求或負債狀況構成重大不利影

在彼於二零零四年九月一日獲委任當日前，陳先生於本公司及本公司其他成員公司並無擔當任何職位，於過去三年亦無擔任其他上市公眾公司董事職務。陳先生與本公司任何董事、高級管理人員或主要或控股股東概無任何關係。彼概無擁有任何證券及期貨條例第XV部所界定之本公司之股份權益。

陳先生與本公司之間並無訂立服務合約。陳先生於本公司之任期定為兩年，自二零零五年四月二十五日起生效，彼須依據公司細則輪值告退，並可再選連任。彼將收取之董事袍金為每年80,000港元，並不獲發任何董事花紅。本公司獨立非執行董事之袍金乃參照當時市場上獨立非執行董事袍金之幅度釐定。

董事會概不知悉任何有關重選佘金霞女士、李文彬先生、汪滌東先生及陳德興先生為董事之其他事宜須知會股東。

截至最後實際可行日期，李先生連同Modern Orbit Limited、李文輝先生、何秀月女士、余金霞女士及Fisherman Enterprises Inc.及彼等各自之聯繫人士擁有1,282,912,178股股份權益，佔本公司已發行股份約57.9%權益。除上述股份權益及根據上市規則第17章設立之本公司認股權計劃向彼授出之認股權外，李先生概無擁有任何證券及期貨條例第XV部所界定之本公司之權益。

根據李先生與本公司訂立之服務合約，李先生於本公司並無固定任期，惟彼須依據公司細則於股東週年大會上輪值告退，並可再選連任。根據服務合約，李先生並無固定董事酬金；然而，李先生享有根據本公司之現金流動狀況而與本公司綜合盈利掛鈎之酌情花紅。

汪滌東先生，FCCA、CPA（執業），48歲，為本公司之財務總監及合資格會計師，於二零零四年六月二十八日獲委任為本公司之執行董事。彼亦為本公司之聯營公司金羚電器有限公司之董事。汪先生為英國特許公認會計師公會資深會員及香港會計師公會會員。彼於百靈達國際控股有限公司及至祥置業有限公司擔任獨立非執行董事。

汪先生與本公司任何董事、高級管理人員或主要或控股股東概無任何關係。彼概無擁有任何證券及期貨條例第XV部所界定之本公司之權益。

根據汪先生與本公司之服務合約，汪先生之每年薪酬組合為600,000港元（不包括任何現時尚未釐定之固定或酌情發放之花紅）。該服務合約為期一年，自二零零四年六月二十八日起生效。汪先生之酬金乃由董事會經參照本公司之業績表現、盈利能力以及業界薪酬基準及當時市場狀況而定。

陳德興先生，ACA、FCCA、CPA、ATIHK，33歲，本公司審計委員會成員，於二零零四年九月一日獲委任為獨立非執行董事。陳先生於嶺南大學畢業，獲工商管理學士學位，並持有香港理工大學中國商業學碩士學位。彼亦為英格蘭及威爾斯特許會計師公會、香港會計師公會及香港稅務學會會員。彼亦為英國特許公認會計師公會資深會員。陳先生現於中國環保電子控股有限公司（一間在香港聯合交易所有限公司主板上市之公司）任職財務總監。

擬於股東週年大會上重選連任之董事，其資料及簡歷載述如下：

余金霞女士，72歲，自一九六二年至一九八九年十二月一直參與本集團之決策事宜，此後改任本公司之非執行董事，負責監察本公司管理層表現。彼於貿易及分銷消費者產品具逾30年經驗。除擔任本公司之董事外，余女士於過去三年概無於任何其他在聯交所上市之公司擔任董事職務。

余女士乃本公司執行董事兼榮譽主席李永森先生之配偶，並為執行董事李文輝先生及李文彬先生之母親。除上文所披露者外，余女士與本公司任何董事、高級管理人員或主要或控股股東概無任何關係。

截至最後實際可行日期，余女士連同Modern Orbit Limited、李文輝先生、何秀月女士、李文彬先生及Fisherman Enterprises Inc.及彼等各自之聯繫人士擁有1,282,912,178股股份權益，佔本公司已發行股份約57.9%權益。除上述股份權益及根據上市規則第17章設立之本公司認股權計劃向彼授出之認股權及本公司認股權計劃向李永森先生授出之認股權（根據證券及期貨條例第XV部余女士被視為於其中擁有權益）外，余女士概無擁有任何證券及期貨條例第XV部所界定之本公司之權益。

本公司與余女士之間並無訂立服務合約。余女士於本公司之任期定為兩年，自二零零五年四月二十五日起生效，彼須依據公司細則輪值告退，並可再選連任。於截至二零零四年十二月三十一日止財政年度，余女士收取之董事袍金為20,000港元。非執行董事之酬金須按年檢討，並由董事會參照當時市場上非執行董事袍金之幅度按年釐定。

李文彬先生，BSc、MSc（麥芝根大學）、MSc（史丹福大學），46歲，於二零零二年一月獲委任為本公司執行董事。彼負責本集團之策略規劃及開發新項目。彼在加盟本集團前，曾於Apple Computer International Limited研發部任職系統軟件工程專家一職，為時5年。彼在擔任本職之前，曾於一九九一年至一九九七年期間積極參與本集團業務。除擔任本公司之董事外，李先生於過去三年概無於任何其他在聯交所上市之公司擔任董事職務。

李先生乃本公司執行董事兼榮譽主席李永森先生及非執行董事余金霞女士之子，並為本公司執行董事、執行主席兼行政總裁李文輝先生之弟。除上文所披露者外，李先生與本公司任何董事、高級管理人員或主要或控股股東概無任何關係。

(c) 任何一名或多名親身出席之股東或獲正式授權之公司代表或委任代表，而彼或彼等於全體股東可於股東週年大會上投票之投票權總額中所佔比例不少於十分之一；或

(d) 任何一名或多名親身出席之股東或獲正式授權之公司代表或委任代表，而彼或彼等持有附帶可於股東週年大會上投票之權利之股份，且當中已繳股款之總額，相等於所有附帶有關權利之股份中全部已繳股款股份所佔比例不少於十分之一。

推薦意見

董事會認為，授予發行授權及購回授權及建議修訂公司細則均符合本公司及股東之最佳利益。因此，謹此建議股東投票贊成在股東週年大會上提呈之所有相關決議案。

可供查閱文件

於緊接二零零五年六月十五日（星期三）舉行之股東週年大會前十四日之香港一般辦公時間內，公司細則在本公司主要辦事處（地址為香港新界葵涌青山道585-609號和記行大廈A座10樓）可供查閱。

此致

列位股東 台照

承董事會命
和記行（集團）有限公司
執行主席兼行政總裁
李文輝
謹啟

二零零五年四月二十九日

根據和記行(集團)有限公司一九九一年公司法(「本法案」),本公司主席或董事總經理無須按公司細則輪值告退。鑑於本公司受本法案約束,故公司細則不能作出修訂以全面反映企業管治守則。

因此,董事會建議修訂下列公司細則,以符合經修訂之上市規則:

(a) 經公司細則第182(vi)條修訂之公司細則第99(A)條將由新公司細則取代,規定全體董事(本公司主席或董事總經理除外)應輪值告退,最少每三年一次;

(b) 刪除公司細則第182(vi)條整條;及

(c) 公司細則第102(A)條及第102(B)條須予修訂,訂明任何獲委任以填補董事會臨時空缺之董事須於下次股東大會而非下屆股東週年大會上,由股東重選連任。

修訂公司細則之建議須待股東透過將於股東週年大會上提呈之特別決議案予以批准,方為有效。有關修訂公司細則建議之詳情,股東可參閱本通函第14至18頁之股東週年大會通告所載之特別決議案。

股東週年大會

本公司謹訂於二零零五年六月十五日(星期三)假座香港新界荃灣荃華街3號悅來酒店30樓宴會廳舉行股東週年大會或其任何續會,大會通告載於本通函第14至18頁,隨附股東週年大會適用之代表委任表格。無論 閣下能否出席股東週年大會,務請按照代表委任表格列印之指示將表格填妥並於股東週年大會或其任何續會指定舉行時間48小時前交回本公司之香港主要辦事處,地址為香港新界葵涌青山道585-609號和記行大廈A座10樓。填妥及交回代表委任表格後,閣下仍可親身出席股東週年大會或其任何續會,並於會上投票。在此情況下,委任代表之文據將被視作撤銷。

根據公司細則,下列人士可於宣佈舉手投票結果之前或之時或撤銷任何其他投票要求時,要求就任何於大會上提呈投票之決議案以投票方式表決:

(a) 股東週年大會主席;或

(b) 至少三名親身出席之股東或獲正式授權之公司代表或當時有權於股東週年大會上投票之委任代表;或

二零零四年五月二十八日本公司已發行股本面值總額之10%之股份；及(ii)以配發、發行及以其他方式處理面值總額不超過二零零四年五月二十八日本公司已發行股本面值總額之20%之股份，及本公司已購回之任何股份之面值(最高可達本公司已發行股本面值總額之10%)。

該等一般授權於股東週年大會結束時將告失效。

購回授權

於應屆股東週年大會上，將提呈有關向董事授出購回授權之普通決議案，藉以按股東週年大會通告所載之條款行使本公司權力於(i)本公司下屆股東週年大會結束時、(ii)於股東大會上有關授權獲撤銷或修訂當日及(iii)法例或公司細則規定本公司須舉行下屆股東週年大會當日(以最早者為準)止期間隨時在聯交所購回其本身之證券。根據購回授權所購回之股份面值總額不得超過通過有關決議案當日本公司已發行股本面值總額之10%。

提供有關購回授權資料之說明函件載於本通函附錄二。

發行授權

於股東週年大會上，亦將提呈普通決議案，以更新授予董事之一般授權，以配發、發行及處理股份，數目不得超過通過有關決議案當日本公司已發行股本之面值總額之20%，並在就此授予董事之一般授權加入相當於授出購回授權後本公司所購回之股份面值總額之股份。

修訂本公司之公司細則

聯交所近期修訂上市規則，以全新企業管治常規守則(「企業管治守則」)取代上市規則附錄十四之最佳應用守則，並加入全新附錄二十三以規定上市發行人於年報中載入企業管治報告。除若干過渡安排外，該等修訂已於二零零五年一月一日起生效。

根據企業管治守則第A.4.2段，每名董事(包括有指定任期之董事)應輪值告退，最少每三年一次。第A.4.2段亦規定所有獲委任以填補董事會臨時空缺之董事須於彼等獲委任後首個股東大會上由股東重選連任。

任主席或董事總經理之董事毋須輪值告退或在釐定退任董事數目時毋須計算在內。此外，公司細則第102(B)條亦規定董事會可不時委任任何人士為董事，作為董事會之新成員，由此委任之任何董事，其任期將僅至本公司下屆股東週年大會為止，隨後可膺選連任。在每屆股東週年大會上，退任董事將為自上次選舉以來任期最長之董事，惟如超過一位董事乃在同一日退任，則退任董事將以抽簽決定(除非彼等另行達成協議)。該等退任董事可膺選連任。

主席李文輝先生毋須輪值告退。於二零零四年六月二十八日獲委任為執行董事之汪滌東先生及於二零零四年九月一日獲委任為獨立非執行董事之陳德興先生須於股東週年大會上任滿告退，並可膺選連任。餘下六名董事中，自上次選舉以來任期最長之董事佘金霞女士及李文彬先生須於股東週年大會上任滿告退，並可膺選連任。佘金霞女士、李文彬先生、汪滌東先生及陳德興先生各人均已表明彼等連任董事之意願。

現有公司細則第103條規定，除退任之董事外，任何未經董事會推薦之人士均不具資格於任何股東大會獲選為董事，除非股東向本公司辦事處發出簽署通知表明有意提名該人士參選董事，而該人士亦已發出書面通知表明願意參選，惟發出通知期最少須為七日，有關發出通知期限不得早於寄發為有關選舉所召開大會通告之翌日開始，亦不得遲於舉行有關大會前七日完結。

故此，倘股東有意提名任何人士在股東週年大會參選董事，則須發出通知表明有意提名該人士參選董事，而獲提名人士亦須發出簽署通知確認參選意願。該等通知必須於二零零五年六月七日(星期二)或之前送達本公司於香港之主要辦事處，地址為香港新界葵涌青山道585-609號和記行大廈A座10樓，方為有效。

退任董事之資料及簡歷載於本通函附錄一。倘本公司於本通函付印後接獲股東提名任何人士在股東週年大會參選董事之有效通知，則將發出一份補充通函，以知會股東新增提名候選人之資料。

建議授予一般授權

於二零零四年五月二十八日舉行之本公司之股東週年大會上，已通過普通決議案(其中包括)授予董事一般授權，(i)以購回(其中包括)面值總額不超過



WO KEE HONG (HOLDINGS) LIMITED
和記行(集團)有限公司 *
(於百慕達註冊成立之有限公司)

執行董事:
李永森先生 *(榮譽主席)*
李文輝先生 *(執行主席兼行政總裁)*
孫志冲先生
李文彬先生
汪滌東先生

非執行董事:
余金霞女士

獨立非執行董事:
陳文生先生
李卓民先生
陳德興先生

註冊辦事處:
Canon's Court
22 Victoria Street
Hamilton HM 12
Bermuda

香港主要辦事處:
香港
新界葵涌
青山道585-609號
和記行大廈
A座10樓

敬啟者:

建議董事重選連任
購回證券之一般授權
及發行新股之一般授權
及
建議修訂公司細則

緒言

本通函旨在向 閣下提供有關股東週年大會處理之事項之資料,即(i)重選余金霞女士、李文彬先生、汪滌東先生及陳德興先生為董事;(ii)授予發行授權及購回授權;及(iii)建議修訂公司細則。

建議董事重選連任

根據公司細則第99(A)條,在每屆股東週年大會上,三分之一之現任董事(或倘董事人數並非三或三之倍數,則應取最接近三分之一之數)須任滿告退。兼

* *僅供識別用途*

「股份」	指	本公司股本中每股面值0.10港元之股份；
「股東」	指	股份之持有人；
「特別決議案」	指	將於股東週年大會上提呈之特別決議案，藉以考慮載於本通函第14至18頁之股東週年大會通告之修訂公司細則建議；
「聯交所」	指	香港聯合交易所有限公司；
「收購守則」	指	香港公司收購及合併守則；及
「港元」	指	香港法定貨幣港元。

釋義

除文義另有所指外，於本通函內，下列詞語具有以下涵義：

「股東週年大會」	指	本公司將於二零零五年六月十五日(星期三)假座香港新界荃灣荃華街3號悅來酒店30樓宴會廳舉行之股東週年大會；
「聯繫人士」	指	與上市規則所界定者具相同涵義；
「董事會」	指	董事會；
「公司細則」	指	本公司之公司細則；
「本公司」	指	和記行(集團)有限公司，一間於百慕達註冊成立之受豁免有限公司，其股份於聯交所上市；
「公司法」	指	百慕達一九八一年公司法(不時予以修訂)；
「董事」	指	本公司之董事；
「發行授權」	指	於股東週年大會授予董事之一般及無條件授權，以行使一切權力配發、發行及以其他方式處理本公司之新股份，惟數目不得超過批准該項授權之決議案通過日期本公司已發行股本面值總額之20%；
「最後實際可行日期」	指	二零零五年四月二十五日，即本通函寄發前為確定本通函所載若干資料之最後實際可行日期；
「上市規則」	指	聯交所證券上市規則；
「購回授權」	指	於股東週年大會授予董事之一般及無條件授權，以在聯交所購回本公司證券，惟數目不得超過批准該項授權之決議案通過日期本公司已發行股本面值總額之10%；
「證券及期貨條例」	指	證券及期貨條例(香港法例第571章)；

責任聲明

本通函乃遵照上市規則之規定提供有關本公司之資料。董事共同及個別對本文件所載資料之準確性承擔全部責任，並在作出一切合理查詢後，就彼等所知及所信，確認並無遺漏其他事實，致使本通函當中所載任何內容帶有誤導成份。

目錄

頁次

責任聲明 ii

釋義 1

董事會函件

緒言 3
建議董事重選連任 3
建議授予一般授權 4
修訂本公司之公司細則 5
股東週年大會 6
推薦意見 7
可供查閱文件 7

附錄一 － 董事履歷 8

附錄二 － 說明函件 11

股東週年大會通告 14

此乃要件　請即處理

閣下對本通函任何方面**如有任何疑問**，應諮詢　閣下之持牌證券交易商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已將名下和記行(集團)有限公司股份全部**售出或轉讓**，應立即將本通函連同隨附之代表委任表格交予買主或承讓人，或經手買賣或轉讓之持牌證券交易商、銀行或其他代理商，以便轉交買主或承讓人。

香港聯合交易所有限公司對本通函之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本通函全部或任何部份內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。



WO KEE HONG (HOLDINGS) LIMITED
和記行(集團)有限公司*

(於百慕達註冊成立之有限公司)

(股份編號：720)

建議董事重選連任
購回證券之一般授權
及發行新股之一般授權
及
建議修訂公司細則

和記行(集團)有限公司謹訂於二零零五年六月十五日(星期三)中午十二時正假座香港新界荃灣荃華街3號悅來酒店30樓宴會廳舉行股東週年大會或其任何續會，股東週年大會或其任何續會之通告載於本通函第14至18頁。

無論　閣下能否出席大會，務請按照代表委任表格列印之指示將表格填妥，並於大會或其任何續會指定舉行時間48小時前交回本公司之香港主要辦事處，地址為香港新界葵涌青山道585-609號和記行大廈A座10樓。填妥及交回代表委任表格後，　閣下仍可親身出席大會或其任何續會或於進行有關表決時於會上投票。在此情況下，委任代表之文據將被視作撤銷。

二零零五年四月二十九日

* *僅供識別用途*

#82-3990



WO KEE HONG (HOLDINGS) LIMITED
和記行（集團）有限公司 *

(Incorporated in Bermuda with limited liability)

FORM OF PROXY FOR USE AT THE ANNUAL GENERAL MEETING TO BE HELD ON WEDNESDAY, JUNE 15, 2005 AT 12:00 NOON (OR AT ANY ADJOURNMENT THEREOF)

I/We[1] ______________________________ of ______________________________

being holder(s) of ______________________ [2] shares of HK$0.10 each in the capital of WO KEE HONG (HOLDINGS) LIMITED (the "Company"), HEREBY APPOINT the Chairman of the meeting or[3] ______________________________

of ______________________________

as my/our proxy to act for me/us at the Annual General Meeting (or at any adjournment thereof) of the Company, to be held at Function Room, 30th Floor, Panda Hotel, 3 Tsuen Wah Street, Tsuen Wan, New Territories, Hong Kong on Wednesday, June 15, 2005 at 12:00 noon or at any adjournment thereof, and in particular (but without limitation) at such meeting (or any adjournment thereof) to vote for me/us and in my/in our name(s) in respect of the resolutions set out in the notice concerning the said meeting as indicated below, or, if no such indication is given, as my/our proxy thinks fit.

	RESOLUTIONS		FOR[4]	AGAINST[4]
1.	To receive and consider the audited consolidated accounts and the reports of the directors and auditors of the Company for the year ended December 31, 2004			
2.	To re-elect the following directors of the Company:	(A) Ms. Kam Har YUE		
		(B) Mr. Jeff Man Bun LEE		
		(C) Mr. Tik Tung WONG		
		(D) Mr. Kenji Tak Hing CHAN		
	and to authorise the Board of Directors to fix the remuneration of the Directors			
3.	To authorise the Board of Directors to appoint auditors and to fix their remuneration			
4.	(A) THAT a general and unconditional mandate be granted to the directors of the Company to exercise all the power to allot, issue and otherwise dealt with new shares in the Company not exceeding 20% of the aggregate nominal amount of the share capital of the Company in issue as at the date of the passing of the relevant resolution.			
	(B) THAT a general and unconditional mandate be granted to the directors of the Company to repurchase securities of the Company on The Stock Exchange of Hong Kong Limited of up to 10% of the aggregate nominal amount of the share capital of the Company in issue as at the date of the passing of the relevant resolution.			
	(C) THAT subject to the passing of resolutions numbered 4(A) and 4(B), the number of shares to be allotted, issued and otherwise dealt with by the directors of the Company pursuant to resolution numbered 4(A) be increased by the aggregate amount of share capital of the Company which are to be repurchased by the Company pursuant to the authority granted to the directors of the Company under resolution number 4(B).			
5.	**SPECIAL RESOLUTION** THAT the bye-laws of the Company be amended.			

Dated the ______________ day of ______________ 2005 Signature(s)[5] ______________________________

Notes:

1. Full name(s) and address(es) to be inserted in BLOCK CAPITALS.
2. Please insert the number of shares registered in your name(s) to which the proxy relates. If no number is inserted, this form of proxy will be deemed to relate to all those shares in the Company registered in your name(s).
3. If any proxy other than the Chairman of the Meeting is preferred, strike out the words "the Chairman of the meeting or" and insert the name and address of the proxy desired in the space provided. ANY ALTERATION MADE TO THIS FORM OF PROXY MUST BE INITIALLED BY THE PERSON(S) WHO SIGN(S) IT.
4. IMPORTANT: IF YOU WISH TO VOTE FOR A RESOLUTION, TICK IN THE BOX MARKED "FOR" THE RELEVANT RESOLUTION. IF YOU WISH TO VOTE AGAINST A RESOLUTION, TICK IN THE BOX MARKED "AGAINST" THE RELEVANT RESOLUTION. Failure to tick either box will entitle your proxy to cast your vote at his discretion. Your proxy will also be entitled to vote at his discretion on any resolution properly put to the meeting other than that referred to in the notice convening the meeting.
5. This form of proxy must be signed by you or your attorney duly authorised in writing or, in the case of a corporation, must be either under its common seal or under the hand of an officer or attorney duly authorised.
6. In order to be valid, this form of proxy duly completed and signed in accordance with the instructions printed hereon together with the power of attorney or other authority, if any, under which it is signed or a notarially certified copy thereof must be delivered to the principal office of the Company in Hong Kong, at 10th Floor, Block A, Wo Kee Hong Building, 585-609 Castle Peak Road, Kwai Chung, New Territories, Hong Kong not less than 48 hours before the time appointed for holding the meeting or any adjournment thereof.
7. In case of joint registered holders of any share, any one of such persons may vote at the meeting, either personally or by proxy, in respect of such share as if he were solely entitled thereto; but if more than one of such joint holders are present at the meeting personally or by proxy, that one of the said persons so present whose name stands first on the register of members of the Company in respect of such shares shall alone be entitled to vote in respect thereof.
8. The proxy need not be a shareholder of the Company but must attend the meeting in person to represent you. A shareholder who is the holder or two or more shares may appoint more than one proxy to attend on the same occasion.
9. Completion and deposit of the form of proxy will not preclude you from attending and voting in person at the meeting or at any adjourned meeting or upon the poll concerned, if you so wish. In such event, the instrument appointing a proxy shall be deemed to be revoked.
10. Pursuant to bye-law 70 of the bye-laws of the Company, a poll may be demanded in relation to any resolution put to the vote of the meeting before or on the declaration of the results of the show of hands or on the withdrawal of any other demand for a poll:
    (a) by the chairman of the meeting; or
    (b) by at least three shareholders present in person or by a duly authorised corporate representative or by proxy for the time being entitled to vote at the meeting; or
    (c) by any shareholder or shareholders present in person or by a duly authorised corporate representative or by proxy and representing not less than one-tenth of the total voting rights of all the shareholders having the right to vote at the meeting; or
    (d) by any shareholder or shareholders present in person or by a duly authorised corporate representative or by proxy and holding shares in the Company conferring a right to vote at the meeting being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all the shares conferring that right.

* For identification purposes only



WO KEE HONG (HOLDINGS) LIMITED
和記行（集團）有限公司*

(於百慕達註冊成立之有限公司)

於二零零五年六月十五日（星期三）中午十二時正舉行之股東週年大會（或其任何續會）適用之代表委任表格

本人／吾等[1] ____,

地址為 ____

為和記行（集團）有限公司（「本公司」）股本中每股面值0.10港元股份 ______________________[2]股

之持有人，**茲委任**大會主席或[3] ____,

地址為 ____,

為本人／吾等之代表，代表本人／吾等出席本公司於二零零五年六月十五日（星期三）中午十二時正假座香港新界荃灣荃華街3號悅來酒店30樓宴會廳召開之股東週年大會（或其任何續會），並尤其（但不限於）於該大會（或其任何續會）上按照下列指示以本人／吾等之名義代表本人／吾等就召開上述大會之通告所載之決議案投票；倘無指示，則由本人／吾等之代表自行酌情投票。

決議案		贊成[4]	反對[4]
1. 省覽本公司截至二零零四年十二月三十一日止年度之經審核綜合賬目、董事會報告及核數師報告			
2. 重選以下本公司董事：	(A) 佘金霞女士		
	(B) 李文彬先生		
	(C) 汪滌東先生		
	(D) 陳德興先生		
及授權董事會釐定董事酬金			
3. 授權董事會委任核數師及釐定其酬金			
4. (A) **動議**授予本公司董事一般及無條件授權行使所有權力，以配發、發行及處置本公司之新股份，惟數目不得超過於通過有關決議案當日本公司已發行股本面值總額之20%。			
(B) **動議**授予本公司董事一般及無條件授權行使所有權力，於香港聯合交易所有限公司購回本公司之證券，數目最多至通過有關決議案當日本公司已發行股本面值總額之10%。			
(C) **動議**待第4(A)及4(B)項決議案獲通過後，本公司董事根據第4(A)項決議案將予配發、發行及以其他方式處置之股份數目，增加至本公司董事根據第4(B)項決議案所獲授之權力將予購回之本公司股本總值。			
特別決議案 5. **動議**修訂本公司之公司細則。			

日期：二零零五年 ________ 月 ________ 日　　　　簽署[5]：______________________

附註：

1. 請用**正楷**填上全名及地址。
2. 請填上　閣下名下登記之股份數目。如未有填上股數，則本代表委任表格將被視為與　閣下名下登記之全部本公司股本有關。
3. 如擬委派大會主席以外之人士為代表，請將「大會主席或」字樣刪去，並在空欄內填上　閣下所擬委派代表之姓名及其地址。**本代表委任表格如有任何更改，均須由簽署人簡簽示可。**
4. **注意：　閣下如欲投票贊成決議案，請在「贊成」欄內填上「✓」號，　閣下如欲投票反對決議案，則請在「反對」欄內填上「✓」號。**如無任何指示，受委代表可自行酌情投票。　閣下之代表有權就任何正式於會上提呈但未列入召開大會之通告之決議案自行酌情投票。
5. 本代表委任表格須由　閣下或　閣下之正式書面授權人簽署。如為有限公司，則此代表委任表格須蓋上公司印鑑，或經由公司負責人或正式授權人簽署。
6. 按其上印列之指示填妥及正式簽署之本代表委任表格，連同簽署人之授權書或其他授權文件（如有）由授權代表親筆簽署或由公證人簽署證明，須於大會或其任何續會召開前48小時前交回本公司於香港新界葵涌青山道585-609號和記行大廈A座10樓之香港主要辦事處，方為有效。
7. 如屬聯名股東，則任何一位該等持有人均可親身或委派代表於大會上按該等持有之股份投票，猶如彼為唯一有權投票者，但如超過一位聯名持有人親身或委派代表出席大會，則只有上述出席並於股東名冊內排名於首位之股東才可獲有關投票權。
8. 受委代表毋須為本公司股東，但必須親自代表　閣下出席大會。持有兩股或以上股份之股東可委派一名以上代表出席上述股東大會。
9. 閣下填妥及交回代表委任表格後仍可親身出席大會或其任何續會及於會上或於投票表決時投票。在此情況下，委任代表之文據將被視作撤銷。
10. 根據本公司之公司細則第70條，下列人士可於宣佈舉手投票結果之前或之時或撤銷任何其他投票要求時，要求就任何於大會上提呈投票之決議案以投票方式表決：
    (a) 大會主席；或
    (b) 至少三名親身出席之股東或獲正式授權之公司代表或當時有權於會上投票之委任代表；或
    (c) 任何一名或多名親身出席之股東或獲正式授權之公司代表或委任代表，而彼或彼等於全體股東可於大會上投票之投票權總額中所佔比例不少於十分之一；或
    (d) 任何一名或多名親身出席之股東或獲正式授權之公司代表或委任代表，而彼或彼等持有附帶可於大會上投票之權利之本公司股份，且當中已繳股款之總額，相等於所有附帶有關權利之股份中全部已繳股款股份所佔比例不少於十分之一。

* *僅供識別用途*

#82-3990



WO KEE HONG (HOLDINGS) LIMITED

(Incorporated in Bermuda with limited liability)
(Stock Code: 720)

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that an annual general meeting of WO KEE HONG (HOLDINGS) LIMITED ("Company") will be held at Function Room, 30th Floor, Panda Hotel, 3 Tsuen Wah Street, Tsuen Wan, New Territories, Hong Kong on Wednesday, June 15, 2005 at 12:00 noon, for the purposes of considering and, if thought fit, passing, with or without modification, the following resolutions:

1. To receive and consider the audited consolidated accounts and the reports of Directors and auditors of the Company for the year ended December 31, 2004;
2. To re-elect Directors of the Company and to authorise the Board of Directors to fix the remuneration of the Directors;
3. To authorise the Board of Directors to appoint auditors and to fix their remuneration;
4. As special business, to consider and, if thought fit, passing, with or without modification, the following resolutions as ordinary resolutions:

   (A) "**THAT** a general and unconditional mandate be granted to the Directors of the Company to exercise all the power to allot, issue and otherwise dealt with new shares in the Company not exceeding 20% of the aggregate nominal amount of the share capital of the Company in issue as at the date of the passing of the relevant resolution."

   (B) "**THAT** a general and unconditional mandate be granted to the Directors of the Company to repurchase securities of the Company on The Stock Exchange of Hong Kong Limited of up to 10% of the aggregate nominal amount of the share capital of the Company in issue as at the date of the passing of the relevant resolution."

   (C) "**THAT** subject to the passing of resolutions numbered 4(A) and 4(B), the number of shares to be allotted, issued and otherwise dealt with by the Directors of the Company pursuant to resolution numbered 4(A) be increased by the aggregate amount of share capital of the Company which are to be repurchased by the Company pursuant to the authority granted to the Directors of the Company under resolution number 4(B)."
5. As special business, to consider and, if thought fit, passing the following resolution as a special resolution:

   "**THAT** the bye-laws of the Company be amended."

By order of the Board
WO KEE HONG (HOLDINGS) LIMITED
Phyllis NG
Company Secretary

Hong Kong, April 29, 2005

As at the date of this announcement, the Board comprises of Mr. Wing Sum LEE, Mr. Richard Man Fai LEE, Mr. Sammy Chi Chung SUEN, Mr. Jeff Man Bun LEE and Mr. Tik Tung WONG, all of whom are executive Directors; Ms. Kam Har YUE, who is a non-executive Director; and Mr. Boon Seng TAN, Mr. Raymond Cho Min LEE and Mr. Kenji Tak Hing CHAN, all of whom are independent non-executive Directors.

Notes:–

1. This is a summary of the full text of the Notice of Annual General Meeting. The full text of resolutions 4(A), 4(B), 4(C) and 5 is set out in the Notice of Annual General Meeting accompanying the circular despatched to shareholders on April 29, 2005 (the "Circular"). The Circular can also be viewed and downloaded from the website of The Hong Kong Exchanges and Clearing Limited at www.hkex.com.hk.
2. A shareholder entitled to attend and vote at the above meeting may appoint another person as his proxy to attend and to vote on a poll in his stead. A shareholder who is the holder of two or more shares may appoint more than one proxy to attend on the same occasion. A proxy need not be a shareholder of the Company.
3. Where there are joint registered holders of any Share, any one of such persons may vote at the meeting, either personally or by proxy, in respect of such Share as if he were solely entitled thereto; but if more than one of such joint holders are present at the meeting personally or by proxy, that one of the said persons so present whose name stands first on the register of members of the Company in respect of such Share shall alone be entitled to vote in respect thereof.
4. In order to be valid, the form of proxy duly completed and signed in accordance with the instructions printed thereon together with the power of attorney or other authority, if any, under which it is signed or a notarially certified copy thereof must be delivered to the principal office of the Company in Hong Kong at 10th Floor, Block A, Wo Kee Hong Building, 585-609 Castle Peak Road, Kwai Chung, New Territories, Hong Kong not less than 48 hours before the time appointed for holding the meeting or any adjournment thereof.
5. Completion and return of the form of proxy will not preclude shareholders from attending and voting in person at the meeting or any adjourned meeting or upon the poll concerned if they so wish. In such event, the instrument appointing the proxy shall be deemed to be revoked.
6. In relation to resolution 4(B), an explanatory statement (as required by the Listing Rules) is set out in Appendix to the Circular despatched to shareholders on April 29, 2005. The Circular can also be viewed and downloaded from the website of the Hong Kong Exchanges and Clearing Limited at www.hkex.com.hk.



WO KEE HONG (HOLDINGS) LIMITED
和記行（集團）有限公司*

(於百慕達註冊成立之有限公司)

(股票代號：720)

股東週年大會通告

茲通告和記行（集團）有限公司（「本公司」）謹訂於二零零五年六月十五日（星期三）中午十二時正假座香港新界荃灣荃華街3號悅來酒店30樓宴會廳舉行股東週年大會，以討論及酌情通過下列決議案（不論有否修訂）：

1. 省覽本公司截至二零零四年十二月三十一日止年度之經審核綜合賬目、董事會報告及核數師報告；
2. 重選本公司董事及授權董事會釐定董事酬金；
3. 授權董事會委任核數師並授權釐定其酬金；
4. 作為特別事項，考慮及酌情通過以下決議案（不論有否修訂）為普通決議案：

   (A)「動議授予本公司董事一般及無條件授權行使所有權力，以配發、發行及處置本公司之新股份，惟數目不得超過於通過有關決議案當日本公司已發行股本面值總額之20%。」

   (B)「動議授予本公司董事一般及無條件授權行使所有權力，於香港聯合交易所有限公司購回本公司之證券，數目最多至通過有關決議案當日本公司已發行股本面值總額之10%。」

   (C)「動議待第4(A)及4(B)項決議案獲通過後，本公司董事根據第4(A)項決議案將予配發、發行及以其他方式處置之股份數目，增加至本公司董事根據第4(B)項決議案所獲授之權力將予購回之本公司股本總值。」
5. 作為特別事項，考慮及酌情通過以下決議案為特別決議案：

   「動議修訂本公司之公司細則。」

承董事會命
和記行（集團）有限公司
公司秘書
吳心瑜

香港，二零零五年四月二十九日

於本公佈日期，董事會由執行董事李永森先生、李文輝先生、孫志冲先生、李文彬先生及汪滌東先生、非執行董事佘金霞女士，以及獨立非執行董事陳文生先生、李卓民先生及陳德興先生組成。

附註：

1. 此乃本股東週年大會通告全文之撮要。決議案4(A)、4(B)、4(C)及5之全文載列於將在二零零五年四月二十九日寄發予股東之通函（「通函」）所隨付之股東週年大會通告內。該通函亦可於香港交易及結算所有限公司網站www.hkex.com.hk瀏覽及下載。
2. 凡有權出席上述大會並於會上投票之股東，均有權委任一名代表出席並以點票方式代其投票，持有兩股或以上股份之成員可委任多於一位代表於同一會上出席。受委代表毋須為本公司股東。
3. 如屬聯名股份持有人，則任何一位該等持有人均可親身或委派代表於大會上以該等股份投票，猶如彼為唯一有權投票者，但如超過一位聯名持有人親身或委派代表出席大會，則只有上述出席並於股東名冊內排名於首之股東才可獲有關投票權。
4. 根據印列之指示填妥及正式簽署之代表委任表格，連同簽署人之授權書或其他授權文件（如有），由授權代表親筆簽署或由公證人簽署證明，須於股東週年大會或其任何續會召開前48小時交回本公司位於香港新界葵涌青山道585至609號和記行大廈A座10樓之香港主要辦事處，方為有效。
5. 填妥及交回代表委任表格後股東仍可親身出席大會或其任何續會並於會上或投票表決時投票。在此情況下，委任代表之文據將被視作撤銷。
6. 有關決議案4(B)，說明函件（按上市規則要求）載列於通函（於二零零五年四月二十九日派發予股東）附錄內。該通函亦可於香港交易及結算所有限公司網站www.hkex.com.hk瀏覽及下載。
7. 有關決議案5，修改之目的乃使本公司之公司細則符合香港聯合交易所有限公司之證券上市規則於二零零五年一月一日生效之若干變動。建議修訂之全文載列於將在二零零五年四月二十九日寄發予股東之通函所隨付之股東週年大會通告內。該通函亦可於香港交易及結算所有限公司網站www.hkex.com.hk瀏覽及下載。

* *僅供識別*

#82-3990

FORM 3 A

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE - INTERESTS IN SHARES OF LISTED CORPORATION

Notice pursuant to s. 347 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a director or chief executive ("director") giving an Initial Notification or notice of :

(i) Acquiring an interest in shares or a short position in shares of a listed corporation of which he is a director;

(ii) Changes in the nature of his interest in such shares; and

(iii) Ceasing to have an interest in such shares (complete Boxes 1 to 16 and 24 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 3A.

1. Name of listed corporation		
Wo Kee Hong (Holdings) Limited		
2. Stock code	720	**4. Number of issued shares in class**
3. Class of shares	Ordinary	2,216,154,331

5. Name of Director (English) as printed on HKID/Passport		**8. Name of Director (Chinese)**
LEE (Surname)	Raymond Cho Min (Other names)	李卓民
6. HKID/Passport No. P835935(4)	**Country of issue of Passport**	**9. Chinese Character Code** 262105873046
7. Address of Director Room 2902-3, Lippo Centre, Tower Two, Admiralty, Hong Kong.		**10. Daytime tel. No.** 25144880
		11. e-mail address

12. Date of relevant event

04	05	2005
(day)	(month)	(year)

13. Date when director became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

14. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position	121		205	5,202,000	HKD		0.048727		
Short position									

15. Total shares in listed corporation immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	2,213,858	0.10
Short position		

16. Total shares in listed corporation immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position	7,415,858	0.33
Short position		

17. Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only)

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position

18. Further information in respect of derivative interests in listed corporation

	Code describing derivatives (see Table 4)	Exercise period (dd/mm/yyyy)		Consideration - if derivatives granted by listed corporation			Number of shares
		Begins	Ends	Price for grant	Exercise price@	Price on assignment	
Long position(s)							
Short position(s)							

MAY-6-2005 16:32 FROM:OASIS 25235540 TO:25217198 P:4/5
05/05 2005 FRI 16:06 FAX +852 28770340 WO KEE HONG LTD. → Oasis 003/004

19. Further information in relation to interests of children under 18 and/or spouse

Name of child/spouse	Address	Number of shares	
		Long position	Short position

20. Further information in relation to interests of corporations controlled by Director

Name of corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position
ODE Asia Limited	1201, 12/F, Connaught Commercial Building, 185 Wanchai Road, Wanchai	M.W.Lee & Sons Enterprises Limited	100%	Y	5,202,000	
M.W.Lee & Sons Enterprises Limited	Room 1301, General Commercial Building, 156 Des Voeux Road Central, Hong Kong	H.Y.& H.T.Lee Brothers & Co. Ltd.	44.5%	N	5,202,000	

21. Further information in relation to interests held by Director jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short position

22. Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position

23. Further information from a party to an agreement under Section 317 (Please see Notes for further information required)

Names of other parties	Address	Number of shares
Total number of shares in which substantial shareholder is interested under section 317 and 318		

24. Date of filing this Form 3A

06	05	2005
(day)	(month)	(year)

X [signature]

p.p. RAYMOND CHO MIN LEE

25. Number of continuation sheets

26. Number of attachments

#82-3990

Wo Kee Hong (Holdings) Limited

(Incorporated in Bermuda with limited liability)

Minutes of Meeting of Executive Directors' Committee of the Company held at 10/F., Block B, Wo Kee Hong Building, 585-609 Castle Peak Road, Kwai Chung, New Territories, Hong Kong on 31 December 2004

Present: Mr. Richard Man Fai LEE

Mr. Sammy Chi Chung SUEN

Mr. Jeff Man Bun LEE

Mr. Joseph Tik Tung WONG



1. **Chairman**

Mr. Richard Man Fai LEE took the chair of the Meeting.

2. **Quorum**

The necessary quorum for the Meeting was present.

3. **Expiry of Share Options**

It was noted that Pursuant to the Clause 7(b) of the 1991, 2001 and 2002 Share Option Schemes adopted by the Company on 22 June 1991, 28 June 2001 and 30 May 2002 respectively (the "Schemes"), the Options should lapse automatically on the expiry of the period of three months following the date the Grantee ceased to be the employee of the Company or its relevant Subsidiaries.

It was reported that the employees listed on the Appendix had ceased to be the employees of the Company or its relevant Subsidiaries as at 30 September 2004.

It was resolved that the Options granted to the employees listed on the Appendix be lapsed pursuant to Clause 7(b) of the Schemes.

4. **Termination**

There being no further business, the Chairman declared the Meeting closed.



Chairman

Appendix

Share Options should be lapsed due to termination of employment of Grantee on or before 30 September 2004

Name of the employees	Date of cessation to be employees	No. of options lapsed		
		1991 Share Option Scheme	2001 Share Option Scheme	2002 Share Option Scheme
BUTTIFANT Barry John	30-Apr-04	31,463,146	-	-
CHAN Chun Wing	30-Sep-04	31,462	-	-
LAI Siu Cheung	31-Jul-04	12,584	-	-
LO Kee Fai	15-May-04	15,730	-	-
LUI Kow	31-Jul-04	94,387	-	-
POON Lai Hing	31-Aug-04	78,655	-	-
BUTTIFANT Barry John	30-Apr-04	-	55,060,504	-
CHAN Chun Wing	30-Sep-04	-	471,944	-
CHAN Shuk Che	31-May-04	-	157,313	-
POON Lai Hing	31-Aug-04	-	157,313	-
YAU Tung Lim	4-Aug-04	-	314,631	-
BUTTIFANT Barry John	30-Apr-04	-	-	22,159,280
CHAN Chun Wing	30-Sep-04	-	-	6,292,629
HO Siew Nyuk	30-Sep-04	-	-	1,573,156
POON Lai Hing	31-Aug-04	-	-	1,573,156
YAU Tung Lim	4-Aug-04	-	-	3,932,890
YIONG Chi Ching	4-Aug-04	-	-	2,359,734
Total no. of share options lapsed		31,695,964	56,161,705	37,890,845